    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 1997


                                                      REGISTRATION NO. 333-16573
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                               PREMIER PARKS INC.
             (Exact name of Registrant as specified in its charter)
                           --------------------------

                        DELAWARE                                                 73-6137714
            (State or other jurisdiction of                         (I.R.S. Employer Identification No.)
             incorporation or organization)

                            ------------------------

                                                                              KIERAN E. BURKE
               11501 NORTHEAST EXPRESSWAY                                11501 NORTHEAST EXPRESSWAY
             OKLAHOMA CITY, OKLAHOMA 73131                             OKLAHOMA CITY, OKLAHOMA 73131
                  TEL: (405) 475-2500                                       TEL: (405) 475-2500
  (Address, including zip code, and telephone number,        (Name, address, including zip code, and telephone
including area code, of Registrant's principal executive     number, including area code, of agent for service)
                        offices)

                            ------------------------

                                   COPIES TO:

                JAMES M. COUGHLIN, ESQ.                                    THOMAS R. BROME, ESQ.
                 BAER MARKS & UPHAM LLP                                   CRAVATH, SWAINE & MOORE
                    805 THIRD AVENUE                                          WORLDWIDE PLAZA
                NEW YORK, NEW YORK 10022                                     825 EIGHTH AVENUE
                  TEL: (212) 702-5819                                     NEW YORK, NEW YORK 10019
                                                                            TEL: (212) 474-1000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

    If the registrant elects to deliver its latest annual report to securityholders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


                        CALCULATION OF REGISTRATION FEE



                                                                PROPOSED        PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF             AMOUNT TO BE      MAXIMUM OFFERING   AGGREGATE OFFERING      AMOUNT OF
     SECURITIES TO BE REGISTERED           REGISTERED       PRICE PER SHARE          PRICE          REGISTRATION FEE
Common Stock, par value $0.05........     5,750,000(1)         $32.625(2)         $187,593,750       $56,846.59(3)



(1) Includes 750,000 shares of Common Stock which may be issued upon exercise of the Underwriters' over-allotment options. See "Underwriting."



(2) Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended.



(3) Of which $45,478 was previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    The Prospectus relating to the Common Stock being registered hereby to be used in connection with a United States offering (the "U.S. Prospectus") is set forth following this page. The Prospectus to be used in connection with a concurrent international offering (the "International Prospectus") will consist of alternate pages set forth following the U.S. Prospectus and the balance of the pages included in the U.S. Prospectus for which no alternate is provided. The U.S. Prospectus and the International Prospectus are identical except that they contain different front and back cover pages and the International Prospectus contains an additional section under the caption "Certain United States Federal Tax Consequences to Non-United States Holders." Alternate pages for the International Prospectus are separately designated.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS


                 Subject to Completion, dated January 27, 1997



                                                                 [LOGO]

                                5,000,000 SHARES

                               PREMIER PARKS INC.
                                  COMMON STOCK
                               ------------------


    All of the shares of Common Stock offered hereby are being sold by Premier Parks Inc. (the "Company" or "Premier"). Of the 5,000,000 shares of Common Stock offered, 4,250,000 shares are being offered initially inside the United States and Canada in a United States offering (the "U.S. Offering") by the U.S. Underwriters and 750,000 shares are being offered outside the United States and Canada in a concurrent offering (the "International Offering") by the International Managers (together with the U.S. Underwriters, the "Underwriters"). These offerings are collectively referred to herein as the
"Offering." The Underwriters intend to reserve approximately       shares of
Common Stock (approximately % of the Offering) for sale at the initial public offering price to principal stockholders of the Company or their affiliates. See "Underwriting."



    The Common Stock is quoted on the Nasdaq National Market ("NASDAQ") under
the symbol "PARK." On January   , 1997, the last sales price of the Common
Stock, as reported on NASDAQ, was $   per share. See "Price Range of Common
Stock."



    Concurrently with the Offering, the Company is offering under a separate
prospectus $125 million aggregate principal amount of    % Senior Notes (the
"New Notes") due 2007 (the "Concurrent Offering" and, together with the Offering, the "Offerings"). Neither the Offering nor the Concurrent Offering is conditioned upon completion of the other. See "Description of Indebtedness -- The New Notes."

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 13 HEREIN FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
            EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                      ADEQUACY OF THIS PROSPECTUS. ANY
                                 REPRESENTATION

                               TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                PRICE TO          UNDERWRITING DISCOUNTS         PROCEEDS TO
                                                 PUBLIC             AND COMMISSIONS(1)           COMPANY (2)
Per Share.................................     $                      $                        $
Total(3)..................................     $                      $                        $

------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $620,000.



(3) The Company has granted options to the Underwriters to purchase up to 750,000 additional shares of Common Stock on the same terms and conditions as set forth herein solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."

                            ------------------------

    The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about       , 1997.
                            ------------------------

LEHMAN BROTHERS
                                  FURMAN SELZ
                                                               SMITH BARNEY INC.

          , 1997.

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, periodic reports and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the regional offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Website (http://www.sec.gov) that also contains such reports, proxy statements and other information filed by the Company. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. For purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. In accordance with the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement, including the exhibits and schedules thereto, which may be inspected or obtained as provided in the foregoing paragraph.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated by reference into this Prospectus and made a part hereof as of their respective dates:

       1. The Company's Annual Report on Form 10-K/A for the year ended December 31, 1995.

       2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

       3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

       4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.

       5. The Company's Current Reports on Form 8-K, dated November 13, as amended, December 4, as amended, and December 13, 1996, respectively.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Premier Parks Inc., 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, Attention:
Richard A. Kipf, Corporate Secretary (telephone number: (405) 475-2500, Ext.
219).

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED, ON NASDAQ, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

    This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus, including, without limitation, the statements under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Prospectus, both together with such forward-looking statements and under "Risk Factors."

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED OR THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES IN THIS PROSPECTUS ASSUME THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS ARE NOT EXERCISED. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT REQUIRES OTHERWISE, THE TERMS THE "COMPANY" AND "PREMIER" MEAN PREMIER PARKS INC. AND ITS CONSOLIDATED SUBSIDIARIES. THE INFORMATION WITH RESPECT TO PREMIER CONTAINED IN THIS PROSPECTUS, OTHER THAN THE HISTORICAL FINANCIAL DATA, REFLECTS THE ACQUISITIONS OF ELITCH GARDENS AMUSEMENT PARK ("ELITCH GARDENS") IN DENVER, COLORADO (THE "DENVER ACQUISITION"), THE GREAT ESCAPE AND SPLASH WATER KINGDOM ("THE GREAT ESCAPE") IN LAKE GEORGE, NEW YORK ("THE GREAT ESCAPE ACQUISITION") AND TWO WATER PARKS CALLED WATERWORLD/ USA IN NORTHERN CALIFORNIA (THE "CALIFORNIA ACQUISITION"), EACH OF WHICH WAS CONSUMMATED IN THE FOURTH QUARTER OF 1996, AS WELL AS THE PENDING ACQUISITION (THE "RIVERSIDE ACQUISITION") OF RIVERSIDE PARK IN SPRINGFIELD, MASSACHUSETTS SCHEDULED TO OCCUR IN EARLY FEBRUARY 1997 (COLLECTIVELY, THE "RECENT ACQUISITIONS" AND, TOGETHER WITH THE FUNTIME ACQUISITION AS DEFINED BELOW, THE "ACQUISITIONS").


                                  THE COMPANY

    The Company is a leading U.S. theme park company which, after completion of the Recent Acquisitions, will own and operate eleven regional parks. Based on 1996 attendance of approximately 7.3 million at these parks, the Company is the fourth largest domestic regional park operator. After giving pro forma effect to the Recent Acquisitions as if they had occurred on October 1, 1995, the Company's total revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") for the twelve months ended September 30, 1996 would have been approximately $158.7 million and $44.1 million, respectively. See "-- Recent Transactions" and "-- Summary Historical and Pro Forma Data," including notes 6 and 15 thereto.

    The Company's parks (including Riverside Park) are located in nine geographically diverse markets with concentrated populations, including (i) Baltimore/Washington DC; (ii) Buffalo/Rochester; (iii) Cleveland; (iv) Columbus, Ohio; (v) Oklahoma City; (vi) Denver; (vii) Lake George/Albany; (viii) San Francisco Bay/Sacramento; and (ix) Springfield, Massachusetts. The Company seeks to provide its customers with quality family entertainment that is affordably priced and close to home. In 1996, the six parks owned by the Company prior to the Recent Acquisitions drew, on average, approximately 88.0% of their patrons from within a 100-mile radius, with approximately 38.4% of visitors utilizing group and other pre-sold tickets and approximately 16.5% utilizing season passes. Each of the Company's parks is individually themed and provides a complete family-oriented entertainment experience. The Company's theme parks generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets.


    Since current management assumed control in 1989, the Company has acquired nine parks and achieved significant internal growth. In addition, the Company expects, subject to the satisfaction or waiver of certain conditions, to acquire Riverside Park in early February 1997. As a result of the Company's operating strategy, during the three years ended December 31, 1995, the three parks owned by the Company during that entire period achieved internal growth in attendance, revenue and EBITDA at compounded annual rates of 12.7%, 17.1% and 41.8%, respectively. In August 1995, the Company acquired three of its parks through its acquisition (the "Funtime Acquisition") of Funtime Parks, Inc. ("Funtime"). During the first nine months of 1996, these three parks achieved internal growth in attendance, revenue and park-level operating cash flow (representing all park operating revenues and expenses without depreciation and amortization or allocation of corporate overhead or interest expenses) of 15.1%, 23.1% and 46.0%, respectively, compared to the comparable period of 1995. Furthermore, after giving pro forma effect to the Recent Acquisitions as if they had occurred on January 1, 1996, the Company has increased its attendance, revenue and EBITDA from park operations by 6.7, 9.5 and 16.5 times, respectively, from the nine months ended September 30, 1992, to the nine months ended September 30, 1996.

    The Company believes that each of its parks benefits from limited direct competition. The combination of limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of the parks with a significant degree of protection from competitive new theme park openings. Based on its knowledge of the development of other theme parks in the United States, the Company's management estimates that it would cost at least $100 million and would take a minimum of two years to construct a new regional theme park comparable to the Company's four largest parks.

    The Company's senior and operating management team has extensive experience in the theme park industry. Premier's three senior executive officers have approximately 35 years aggregate experience in the industry and its seven general managers have an aggregate of approximately 140 years experience in the industry, including approximately 70 years at Premier's parks. See "Management."

    The Company's strategy for achieving growth includes the following key elements: (i) pursuing on-going growth opportunities at existing parks; (ii) expanding existing parks; and (iii) making selective acquisitions.

PURSUING ON-GOING GROWTH OPPORTUNITIES AT EXISTING PARKS

    The Company believes there are substantial opportunities for internal growth at its existing parks. The Company seeks to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements used to achieve this objective are: (i) adding rides and attractions and improving overall park quality; (ii) enhancing marketing, sponsorship and group sales programs; (iii) implementing ticket pricing strategies to maximize ticket revenues and park utilization; (iv) adding and enhancing restaurants and merchandise and other revenue outlets; and (v) adding special events. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, since a large portion of such expenses is relatively fixed during any given year.


    Management believes it has demonstrated the effectiveness of its strategy at the parks owned prior to the Recent Acquisitions. Since acquiring Adventure World (a combination theme and water park between Baltimore and Washington, D.C.) in 1992, the Company has invested over $28.6 million in that park to add numerous rides and attractions and to improve theming and landscaping. As a result of these improvements, as well as aggressive and creative marketing and sales strategies, Adventure World's attendance increased during the four seasons ended 1996 at a compounded annual rate of 21.2%. Additionally, revenue and park-level operating cash flow at Adventure World increased from $6.0 million and $0.3 million, respectively, for the first nine months of 1992, to $15.2 million and $3.9 million, respectively, during the comparable period of 1996.



    During the 1996 season, the Company began to apply its growth strategy at the parks acquired in the Funtime Acquisition. While the Funtime parks generated substantial and stable cash flows prior to their acquisition by Premier, they lacked the sustained capital investment and creative marketing required to realize their full potential. To take advantage of this opportunity, the Company invested approximately $21.9 million at the Funtime parks prior to the 1996 season to add marketable rides and attractions and make other improvements and implemented creative marketing and sales programs. As a result of this strategy, during the first nine months of 1996, the three parks acquired in the Funtime Acquisition achieved growth in attendance, revenue and park-level operating cash flow of 15.1%, 23.1% and 46.0%, respectively, compared to the comparable period of 1995.

    Management believes that each of the parks acquired and to be acquired in the Recent Acquisitions offers opportunities to implement the Company's growth strategy. Specifically, the following outlines the Company's strategy for these parks. The Company believes that Elitch Gardens lacks certain marketable rides and attractions and revenue outlets necessary to achieve its attendance potential. In that connection, the Company intends to invest between $20.0 million and $25.0 million at Elitch Gardens for the 1997 and 1998 seasons to add marketable rides and attractions (including a "state-of-the-art" steel looping roller coaster and a "shoot-the-chute" giant splash ride for the 1997 season), to improve landscaping and theming and to enhance marketing programs. While The Great Escape (a combination theme and water park) has shown solid performance over the past several years, the Company believes that it can increase the park's attendance and operating cash flow through the continued addition of attractions and the introduction of a more extensive marketing strategy. The Company intends to invest between $8.0 million and $12.0 million at The Great Escape for the 1997 and 1998 seasons to add additional marketable rides and attractions (including a wave pool for the 1997 season) and to make other improvements. After consummation of the Riverside Acquisition, the Company currently expects to invest between $15.0 million and $20.0 million at Riverside Park for the 1997 and 1998 seasons to add additional marketable rides and attractions (including a "state-of-the-art" steel looping roller coaster for the 1997 season) and to make other improvements. Finally, the Company believes that the two water parks acquired in the California Acquisition (together with a family entertainment center, "Waterworld") have growth potential, although more limited than the other recently-acquired parks. The Company intends to add a marketable attraction to each of the water parks in the next two to three years to achieve growth in attendance and operating cash flow. See "Business -- Operating Strategy."

EXPANDING EXISTING PARKS

    In addition to pursuing on-going growth opportunities at its parks, the Company is considering a number of expansions at several of its parks in order to increase attendance and per capita spending. For example, the Company expects to expand its Darien Lake theme park and camping resort in western New York by purchasing additional recreational vehicles (RV's) and may in the future construct economy motel rooms to supplement the campground. In addition, the Company may add campgrounds or an amphitheater at Frontier City, its western-themed park in Oklahoma City. The Company is also considering adding a more complete complement of "dry" rides to Wyandot Lake, which is currently primarily a water park. In addition, the Company owns 400 acres adjacent to Adventure World which are zoned for entertainment, recreational and residential uses and are available for complementary uses. Additional acreage owned by the Company and suitable for development exists at several of the Company's other parks. The Company may use a portion of the proceeds of the Offerings to fund expansions at its parks. See "Use of Proceeds."

MAKING SELECTIVE ACQUISITIONS

    The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators. Management believes that, in addition to the Recent Acquisitions, there are numerous acquisition opportunities that would expand its business. The Company expects that a portion of the proceeds from the Offerings will be used for such acquisitions (including the Riverside Acquisition). The Company's primary target for acquisitions will continue to be regional parks with attendance between 300,000 and 1.5 million annually.

    As the only owner of multiple parks in numerous markets that has been actively making acquisitions of parks in this range over the last several years, the Company believes it has a number of competitive advantages in acquiring parks of this size. Historically, operators of destination or large regional park chains have not generally sought to acquire parks in the Company's primary target range and do not have the experience or management structure to readily operate parks of that size profitably. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, the Company has numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include the ability to (i) exercise group purchasing power (for both operating and capital assets); (ii) achieve administrative economies of scale; (iii) attract greater sponsorship revenue, support from sponsors with nationally-recognized brands and marketing partners; (iv) recruit and retain superior management; (v) optimize the use of capital assets by rotating rides among its parks to provide fresh attractions; and (vi) access capital markets. See "-- Recent Transactions," "Risk Factors -- Uncertainty of Future Acquisitions; Potential Effects of Acquisitions; Discretionary Use of Proceeds," "Use of Proceeds," "Business -- Acquisition Strategy" and -- Recent and Pending Acquisitions."

                            THE THEME PARK INDUSTRY

    The theme park industry includes destination and regional parks. Destination parks are designed primarily to attract visitors who travel long distances and incur significant expense to visit the parks' attractions as part of an extended stay. Regional theme parks, such as those operated by the Company, are designed to attract visitors for a full day or a significant number of hours. Management views regional parks as those that draw the majority of their patrons from within a 50-mile radius of the park and the great majority of their visitors from within a 100-mile radius of the park. Management believes that destination parks are typically more affected by the national economy than are regional parks.

    According to U.S. News & World Report, total North American amusement/theme park attendance in 1995 was approximately 255 million, compared to 151 million in 1970. Revenue for 1995 was approximately $5 billion, up from $321 million in 1970. These increases represent compound annual growth rates of 2.1% for attendance and 11.6% for revenues over the twenty-five year period. According to Amusement Business, a recognized industry publication, total attendance for the 40 largest parks in North America, which include both destination and regional parks, was 144.5 million in 1995, compared to 123.4 million in 1991, representing a compound annual growth rate of 4.0% over this period. The Company believes that this growth in the industry reflects two trends: (i) demographic growth in the 5-24 year old age group, which is expected to continue through 2010; and (ii) an increasing emphasis on family-oriented leisure and recreation activities.

                              RECENT TRANSACTIONS

    THE DENVER ACQUISITION. On October 31, 1996, the Company acquired substantially all of the assets of Elitch Gardens Company, used in the operation of Elitch Gardens, for $62.5 million in cash.

    THE CALIFORNIA ACQUISITION. On November 19, 1996, the Company acquired substantially all of the assets of FRE, Inc. (Family Recreational Enterprises, Inc.) ("FRE") and Concord Entertainment Company, an affiliate of FRE ("Concord"), used in the operation of Waterworld for an aggregate cash purchase price of approximately $17.3 million.

    THE GREAT ESCAPE ACQUISITION. On December 4, 1996, the Company acquired substantially all of the assets of Storytown USA, Inc. and Fantasy Rides Corporation (collectively, "Storytown") used in the operation of The Great Escape for a cash purchase price of $33.0 million.


    THE RIVERSIDE ACQUISITION. Pursuant to a stock purchase agreement, the Company has agreed to acquire all of the capital stock of Stuart Amusement Company, the owner of Riverside Park and the adjacent multi-use stadium (collectively, "Riverside"), for approximately $22.2 million, of which $1.0 million is payable in shares of Common Stock, valued at the average market price thereof for a specified period prior to the closing date (the "Riverside Stock"), with the balance payable in cash. The outstanding indebtedness and preferred stock of Stuart Amusement Company will be retired out of the cash purchase price at closing. The closing of the Riverside Acquisition, which is scheduled to occur in early February 1997, is subject to the satisfaction or waiver of certain conditions, including the obtaining of all governmental approvals and the expiration of any applicable appeal period for the installation of a steel looping roller coaster for the 1997 season. The Company intends to fund the cash portion of the purchase price from a portion of the proceeds of the Offering. If the Riverside Acquisition closes before the Offering, the Company will issue up to $22.0 million of its Series A Redeemable Exchangeable Preferred Stock (the "Exchangeable Preferred Stock") to certain shareholders of the Company or their affiliates to fund such cash portion. In that event, the Company intends to redeem the Exchangeable Preferred Stock, at a redemption price equal to the purchase price thereof, plus accumulated dividends, from a portion of the proceeds of the Offering. See "Business -- Recent and Pending Acquisitions" and "Description of Securities -- Exchangeable Preferred Stock."


    NEW CREDIT FACILITY. In October 1996, the Company entered into a $115.0 million senior secured credit facility (the "New Credit Facility") with a syndicate of banks to finance certain of the Recent Acquisitions and capital expenditures at existing and acquired parks and to provide working capital. Specifically, the New Credit Facility provides for (i) a six-year $30.0 million revolving credit facility (reducing to $15.0 million on October 31, 2001) for working capital and general corporate purposes (the "Revolving Credit Facility"); and (ii) a five-year multiple draw $85.0 million term loan facility to fund acquisitions and make capital improvements prior to April 30, 1998 (the "Term Loan Facility"). As of January 21, 1997, the Company will have borrowed $57.0 million (after giving effect to $8.9 million of borrowings the Company plans to make in respect of the California Acquisition) under the Term Loan Facility and had borrowed $15.0 million under the Revolving Credit Facility (which amount the Company plans to repay from the proceeds of such $8.9 million Term Loan borrowing and a portion of the proceeds of the Offerings). Borrowings under the Revolving Credit Facility are secured by substantially all of the assets of the Company (other than real estate). Borrowings under the Term Loan Facility are secured on a non-cross-collateralized basis by the assets (including real estate, if applicable) purchased with the proceeds of such borrowings, together with guarantees, limited to approximately $17.5 million, by the Company's principal subsidiaries. See "Description of Indebtedness." If the Concurrent Offering is completed, the Company intends to repay in full the borrowings under the New Credit Facility from a portion of the net proceeds thereof. See "Use of Proceeds." Prior to the consummation of the Offerings, the Company expects to enter into an amendment (the "Amendment") to the New Credit Facility pursuant to which, effective as of the consummation of the Offerings, the Revolving Credit Facility will remain in place through December 31, 2001 (without reduction prior to that date) and following repayment of all borrowings thereunder, the Term Loan Facility will be converted into a $85.0 million, reducing revolving credit facility (the "New Facility"). The New Facility will be available to fund acquisitions and make capital improvements. It will reduce to $75.0 million principal amount on December 31, 1999 and $45.0 million on December 31, 2000 and will mature on December 31, 2001. Following the Amendment, borrowings under the New Credit Facility will be secured by substantially all of the assets of the Company and its subsidiaries (other than certain real estate), and guaranteed by the Company's operating subsidiaries. If the Amendment is not entered into, the Company will terminate the New Credit Facility upon the consummation of the Offerings to permit the transactions contemplated by the Concurrent Offering and thereafter enter into a new revolving credit facility. See "Description of Indebtedness."


    PUBLIC OFFERING; PREFERRED STOCK CONVERSION. In June 1996, the Company completed a public offering of 3,938,750 shares of Common Stock (the "Public Offering") at a price to the public of $18.00 per share, generating net proceeds of approximately $65.2 million. In connection with the Public Offering, all of the Company's outstanding shares of preferred stock (the "Preferred Stock"), together with all accrued dividends thereon, were converted into an aggregate of 2,560,928 shares of Common Stock (the "Preferred Stock Conversion"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Commitments and Resources."

                                  THE OFFERING

Common Stock offered:(1)
  U.S. Offering..............................  4,250,000 shares

  International Offering.....................  750,000 shares
                                               ---------------------------------------------
    Total....................................  5,000,000 shares
                                               ---------------------------------------------
                                               ---------------------------------------------

Common Stock outstanding:(2)
  prior to the Offering......................  11,366,323 shares after the Offering.........................  16,366,323 shares

Concurrent Offering..........................  Concurrently with the Offering, the Company is offering $125 million aggregate principal
                                               amount of    % Senior Notes (the "New Notes")
                                               due 2007. For a description of the material
                                               provisions of the New Notes, see "Description
                                               of Indebtedness--The New Notes." Neither the
                                               Offering nor the Concurrent Offering is
                                               conditioned on the consummation of the other.

Use of Proceeds..............................  The Company intends to apply the net proceeds from the Offering to acquire and make
                                               improvements at additional theme parks
                                               (including the funding of the $21.2 million
                                               cash portion of the Riverside purchase price
                                               or redemption of the Exchangeable Preferred
                                               Stock if the Riverside Acquisition closes
                                               before the Offering); to fund improvements
                                               and expansion of the Company's existing
                                               parks, including the parks acquired and to be
                                               acquired in the Recent Acquisitions; and for
                                               general corporate purposes, including working
                                               capital requirements and, if the Concurrent
                                               Offering is not consummated, repayment of
                                               borrowings under the Revolving Credit
                                               Facility. The Company intends to use a
                                               substantial portion of the net proceeds from
                                               the Concurrent Offering, if completed, to
                                               fully repay borrowings under the New Credit
                                               Facility, with the balance used in the same
                                               manner as the net proceeds from the Offering.
                                               See "Use of Proceeds."

NASDAQ symbol................................  "PARK"


------------------------


(1) Excludes 750,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment options.



(2) Excludes (i) an aggregate of 45,039 shares of Common Stock issuable upon exercise of warrants; (ii) an aggregate of 1,270,000 shares of Common Stock reserved for issuance under the Company's Stock Incentive Plans, of which options for 766,700 shares have been granted and options for 304,460 shares are presently exercisable; (iii) 750,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment options; and (iv) the
    Riverside Stock (approximately       shares assuming a January 27, 1997
    issue date). See "Business -- Recent and Pending Acquisitions," "Management -- Stock Incentive Plans" and "Underwriting."

                     SUMMARY HISTORICAL AND PRO FORMA DATA

    The tables below contain certain summary historical and pro forma financial and operating data for the Company and certain summary historical financial and operating data for Funtime. The historical financial data for 1995 for the Company includes Funtime from the date of acquisition (August 15, 1995). The pro forma financial and operating data for the year ended December 31, 1995 give effect to the Funtime Acquisition, the Denver Acquisition and the California Acquisition as if they had occurred on January 1, 1995, to The Great Escape Acquisition as if it had occurred on November 1, 1994 (the first day of The Great Escape's 1995 fiscal year) and to the Riverside Acquisition as if it had occurred on October 1, 1994 (the first day of Riverside's 1995 fiscal year). The pro forma financial and operating data for the nine months ended September 30, 1996 give effect to the Recent Acquisitions as if they had occurred on January 1, 1996. The following summary historical financial and operating data of the Company as of September 30, 1996, for each of the years in the three-year period ended December 31, 1995 and the nine months ended September 30, 1995 and 1996 and of Funtime for each of the years in the three-year period ended December 31, 1994, respectively, have been derived from the financial statements of the Company and Funtime appearing elsewhere in this Prospectus (which in the case of the unaudited consolidated financial statements, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation) and should be read in conjunction with those financial statements (including the notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Other historical financial and operating data have been derived from audited consolidated financial statements which are not included herein.

    The Company's business is highly seasonal. Results for the nine-month period ended September 30, 1996 are not necessarily indicative of results to be expected for the year ended December 31, 1996. Specifically, the parks do not generate meaningful revenue during the fourth quarter of the year, but do incur expenses during that quarter. Accordingly, the Company historically incurs a loss for the fourth calendar quarter and expects to incur such a loss in the fourth quarter of 1996.

                                                                    YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------------------------
                                                                                                     PRO FORMA(3)
                                                1991      1992(1)     1993       1994      1995(2)       1995
                                              ---------  ---------  ---------  ---------  ---------  -------------

                                                                                                      (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT PER SHARE AND PER VISITOR AMOUNTS)
THE COMPANY

STATEMENT OF OPERATIONS DATA:

Total revenue...............................  $  10,547  $  17,392  $  21,860  $  24,899  $  41,496   $   145,407
Gross profit(4).............................      4,096      4,921      7,787      7,991     13,220        54,354
Income from operations(4)...................        970        487      3,019      2,543      3,948        26,271
Interest expense, net.......................       (858)    (1,413)    (1,438)    (2,299)    (5,578)      (15,718)
Income (loss) from continuing operations....       (118)    (1,735)     1,354        102     (1,045 (5)        5,765
Income (loss) from continuing operations per
  common share (primary and fully
  diluted)..................................  $    (.26) $   (2.10) $     .51  $     .04  $    (.40 (5)  $       .27(3)

OTHER DATA:

EBITDA(6)...................................  $   2,246  $   1,938  $   4,562  $   4,549  $   7,706(7)  $    39,222
Net cash provided by operating
  activities(8).............................  $   1,924  $   1,980  $   2,699  $   1,060  $  10,646(9)  $    31,508
Depreciation and amortization...............  $   1,107  $   1,442  $   1,537  $   1,997  $   3,866   $    13,230
Capital expenditures(10)....................  $   4,508  $   3,956  $   7,674  $  10,108  $  10,732   $    49,695(11)
Total attendance............................        828      1,116      1,322      1,408      2,302 12)        7,081
Revenue per visitor.........................  $   12.74  $   15.58  $   16.54  $   17.68  $   18.03   $     20.25(13)

                                                  (FOOTNOTES BEGIN ON NEXT PAGE)

                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                     --------------------------------------------------
                                                                  HISTORICAL                    PRO
                                                     HISTORICAL    COMBINED    HISTORICAL      FORMA
                                                       1995(2)     1995 (14)      1996        1996(3)
                                                     -----------  -----------  -----------  -----------

                                                        (IN THOUSANDS, EXCEPT FOR PER SHARE AND PER
                                                                      VISITOR AMOUNTS)
                                                                        (UNAUDITED)
THE COMPANY
STATEMENT OF OPERATIONS DATA:

Total revenue......................................   $  38,771    $  77,054    $  89,792    $ 154,607(15)
Gross profit(4)....................................      16,540       29,066       40,611       69,303
Income from operations(4)..........................       9,707       16,241       25,248       41,418
Interest expense, net..............................      (3,101)      (6,163)      (7,657)     (11,121)
Income before extraordinary loss(5)................   $   3,956    $   6,074    $  10,512    $  17,779
Income before extraordinary loss per common
  share(5)
  Primary..........................................   $    1.04              (14  $    1.24  $    1.35(3)
  Fully diluted....................................   $    0.84              (14  $    1.11  $    1.35(3)

OTHER DATA:

EBITDA(6)..........................................   $  11,928    $  22,607    $  30,848    $  52,055(15)
Net cash provided by operating activities(8).......   $  13,794    $  17,855    $  10,222    $  29,637(15)
Depreciation and amortization......................   $   2,258    $   6,403    $   5,599    $  10,795
Capital expenditures(10)...........................   $   6,501    $   8,203    $  29,290    $  33,273
Total attendance...................................       2,159 (12      3,930      4,302        7,049
Revenue per visitor................................   $   17.96    $   19.61    $   20.87    $   21.70(13)


                                                                                   SEPTEMBER 30, 1996
                                                                      --------------------------------------------
                                                                                        PRO           PRO FORMA
                                                                        ACTUAL        FORMA(3)     AS ADJUSTED(16)
                                                                      -----------  --------------  ---------------

                                                                      (UNAUDITED)   (UNAUDITED)      (UNAUDITED)
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:

Cash and cash equivalents...........................................   $  73,766    $     13,674     $
Total assets........................................................   $ 252,114    $    343,144     $
Total long-term debt and capitalized lease obligations (excluding
  current maturities)...............................................   $  92,350    $    149,350     $   217,350
Total debt..........................................................   $  93,404    $    150,404     $   218,404
Stockholders' equity................................................   $ 121,574    $    142,174     $


------------------------

(1) During 1992, the Company purchased Adventure World, as well as the remaining minority interest in Frontier City. During 1992, the Company also discontinued substantially all of its non-theme park operations through a disposition transaction which significantly reduced the Company's assets and indebtedness, as well as resulted in an extraordinary gain of $18,400,000, which gain is not reflected in income (loss) from continuing operations. See "The Company." During 1992, the Company also adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("Statement 109"), resulting in a decrease in net income of $2,300,000 which decrease is not reflected in income (loss) from continuing operations.

(2) The historical Statement of Operations Data for 1995 and the nine months ended September 30, 1995 reflect the results of the parks acquired in the Funtime Acquisition from the date of acquisition, August 15, 1995.

(3) The pro forma financial and operating data for the year ended December 31, 1995 give effect to the Acquisitions, the related financings and the presumed issuance of the Exchangeable Preferred Stock as if they had occurred on January 1, 1995 (or on November 1, 1994 in the case of The Great Escape Acquisition and on October 1, 1994 in the case of the Riverside Acquisition). The pro forma financial and operating data for the nine months ended September 30, 1996 give effect to the Recent Acquisitions, the related financings and the presumed issuance of the Exchangeable Preferred Stock as if they had occurred on January 1, 1996. The pro forma income per share for the 1995 and 1996 periods also give effect to the June 1996 Public Offering and the Preferred Stock Conversion as if they had occurred on January 1 of such period, as well as the pro forma effect of reducing net income applicable to Common Stock by the accumulated dividend on the $20.0 million of Exchangeable Preferred Stock presumed to have been issued to fund the Riverside Acquisition. The pro forma balance sheet data give effect to the Recent Acquisitions, the related financings and the presumed issuance of the Exchangeable Preferred Stock as if they had occurred on September 30, 1996. See "Selected Historical and Pro Forma Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Commitments and Resources" and Note 3 to the Company's consolidated financial statements.

                                              (FOOTNOTES CONTINUED ON NEXT PAGE)

(FOOTNOTES CONTINUED FROM PREVIOUS PAGE)

    If the Riverside Acquisition is not consummated, the summary pro forma statement of operations and other data for the year ended December 31, 1995 and the nine months ended September 30, 1996 would be as follows:

                                                                           YEAR ENDED        NINE MONTHS ENDED
                                                                       DECEMBER 31, 1995    SEPTEMBER 30, 1996
                                                                      --------------------  -------------------
                                                                           PRO FORMA             PRO FORMA

                                                                                      UNAUDITED
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AND
                                                                                PER VISITOR AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Total revenue.......................................................       $  125,941            $ 135,981(15)
Gross profit(4).....................................................           48,073               61,731
Income from operations(4)...........................................           24,673               38,064
Interest expense, net...............................................          (15,718)             (11,121)
Income before extraordinary loss(5).................................            4,957               15,873
Income before extraordinary loss per common share(5):
  Primary and fully diluted.........................................       $     0.44            $    1.36

OTHER DATA:
EBITDA(6)...........................................................       $   36,216            $  47,635(15)
Net cash provided by operating activities(8)........................       $   28,566            $  24,847(15)
Depreciation and amortization.......................................       $   11,808            $   9,729
Capital expenditures(10)............................................       $   49,367 (11        $  32,582
Total attendance....................................................            6,213                6,329
Revenue per visitor.................................................       $    19.95 (13        $   21.23(13)


(4) Gross profit is revenue less operating expenses, costs of products sold and depreciation and amortization. Income from operations is gross profit less selling, general and administrative expenses.

(5) During 1995, the Company incurred an extraordinary loss of $140,000, net of income tax benefit, on extinguishment of debt in connection with the Funtime Acquisition. This extraordinary loss is not included in income (loss) from continuing operations and income (loss) from continuing operations per common share for 1995 or for the nine months ended September 30, 1995.

(6) EBITDA is defined as earnings from continuing operations before interest expense, net, income tax expense (benefit), depreciation and amortization, minority interest and equity in loss of partnership. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Statements of Cash Flows contained in the financial statements included elsewhere herein. Equity in loss of partnership was $176,000, $122,000, $142,000, $83,000, $69,000, $50,000 and
    $60,000 during each of the five years ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, respectively.

(7) EBITDA for the Company during 1995 without giving any effect to the Funtime Acquisition and the related financings would have been $5,527,000.

(8) During each of the five years ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, the Company's net cash used in investing activities was $6,841,000, $5,649,000, $7,698,000, $10,177,000, $74,139,000,
    $65,167,000 and $29,328,000, respectively. During those periods, net cash provided by financing activities was $5,175,000, $8,736,000, $2,106,000,
    $7,457,000, $90,914,000, $91,585,000 and $64,085,000, respectively.

(9) Net cash provided by operating activities during 1995 without giving any effect to the Funtime Acquisition and the related financings would have been $6,890,000.

(10) Capital expenditures are presented on a calendar-year basis, rather than on a project-year basis. When presented on a project-year basis, expenditures are aggregated based on the amounts incurred for the relevant year's operating season.


(11) Pro Forma capital expenditures for 1995 include $26,044,000 in property, plant and equipment expenditures incurred in connection with the construction of Elitch Gardens and $8,172,000 expended to construct Waterworld USA/Concord.


(12) Represents attendance at the three parks owned by the Company prior to the Funtime Acquisition for the entire 1995 period and attendance at the Funtime parks from and after August 15, 1995.

(13) Pro Forma revenue per visitor does not include revenue of Paradise Island (a fee-per-attraction entertainment center acquired in the California Acquisition) of $2,004,000 for the year ended December 31, 1995 or $1,621,000 for the nine months ended September 30, 1996.

(14) Represents results of operations of Premier for the entire period and the results of operations for Funtime through August 14, 1995 on a combined basis. No pro forma adjustments for additional depreciation, interest expense or income taxes have been made in combining the Company and Funtime amounts. Income per share is not presented on this basis as amounts are not meaningful.

                                              (FOOTNOTES CONTINUED ON NEXT PAGE)

(FOOTNOTES CONTINUED FROM PREVIOUS PAGE)

(15) After giving pro forma effect to the Recent Acquisitions and the related financings as if they had occurred on October 1, 1995, total revenue, EBITDA and net cash provided by operating activities for the twelve months ended September 30, 1996 would have been approximately $158.7 million, $44.1 million and $23.6 million, respectively. If the Riverside Acquisition is not consummated, pro forma total revenue, EBITDA and net cash provided by operating activities for this period would have been $139.6 million, $40.9 million and $20.3 million, respectively.


(16) Adjusted to give effect to the Offerings, assuming no exercise of the Underwriters' over-allotment options , the repayment of all borrowings under the New Credit Facility from a portion of the proceeds of the Concurrent Offering and the redemption of the Exchangeable Preferred Stock from a portion of the proceeds of the Offering. If the Concurrent Offering is not consummated, pro forma as adjusted cash and cash equivalents, total assets, total long-term debt and capitalized lease obligations and total debt (in
    thousands) at that date would have been $       , $       , $149,350 and
    $150,404, respectively. If the Riverside Acquisition is not consummated, the pro forma and pro forma as adjusted balance sheet data at September 30, 1996 (in thousands) would have been:



                                                                                                    PRO FORMA
                                                                                       PRO FORMA   AS ADJUSTED
                                                                                      -----------  -----------
Cash and cash equivalents...........................................................   $  13,845    $
Total assets........................................................................   $ 310,764    $
Total long-term debt and capitalized lease obligations (excluding current
  maturities).......................................................................   $ 149,350    $ 217,350
Total debt..........................................................................   $ 150,404    $ 218,404
Stockholders' equity................................................................   $ 121,774    $

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------------
                                                                          1991       1992       1993       1994
                                                                        ---------  ---------  ---------  ---------

                                                                        (IN THOUSANDS, EXCEPT PER VISITOR AMOUNTS)
FUNTIME
STATEMENT OF OPERATIONS DATA:

Total revenue.........................................................  $  48,777  $  46,852  $  51,253  $  50,435
Gross profit..........................................................     14,979     13,764     16,863     14,636
Income from operations................................................      6,713      5,100      8,645      6,203
Interest expense, net.................................................     (4,150)    (3,001)    (2,783)    (4,792)
Income before cumulative
  effect of accounting change(1)......................................  $   1,003  $     384  $   3,540  $     263

OTHER DATA:

EBITDA(2).............................................................  $  12,374  $  11,179  $  14,000  $  11,862
Net cash provided by operating activities(3)..........................  $   8,043  $   6,950  $   9,180  $   8,784
Depreciation and amortization.........................................  $   5,681  $   6,182  $   5,632  $   5,956
Capital expenditures..................................................  $   2,531  $   2,971  $   4,395  $   4,211
Total attendance......................................................      2,593      2,406      2,575      2,468
Revenue per visitor...................................................  $   18.81  $   19.47  $   19.90  $   20.44

------------------------------

(1) During 1993, Funtime adopted Statement 109, resulting in a decrease in net income of $3,200,000. This decrease is not included in income before cumulative effect of accounting change.

(2)  See footnote 6 appearing on page 11 for a discussion of EBITDA.

(3) During each of the four years ended December 31, 1994, Funtime's net cash used in investing activities was $2,687,000, $2,971,000, $5,095,000 and
    $6,344,000, respectively. During those periods, net cash used in financing activities was $5,300,000, $4,133,000, $4,249,000 and $2,454,000,
    respectively.

                                  RISK FACTORS

    Prior to making an investment in the Common Stock offered hereby, prospective investors should carefully consider, together with the other matters referred to in this Prospectus, the following risk factors:

RISKS ASSOCIATED WITH SUBSTANTIAL INDEBTEDNESS


    The Company is highly leveraged. Upon completion of the Offerings (and after giving effect to the repayment of all borrowings under the New Credit Facility with a portion of the net proceeds from the Concurrent Offering), the Company will have outstanding (i) $125.0 million principal amount of the New Notes; and
(ii) $90.0 million principal amount of the Company's 12% Senior Notes Due 2003 (the "Existing Notes" and together with the New Notes, the "Senior Notes"). If the Concurrent Offering is not completed, the New Notes will not be issued and the Company will have outstanding the Existing Notes and up to $85.0 million under the Term Loan Facility. In addition, the Company has the ability to borrow up to $30.0 million under the Revolving Credit Facility. If the Offerings are completed and the Company enters into the Amendment to the New Credit Facility, the Company will have the ability to borrow up to $115.0 million under such facility. See "Description of Indebtedness." This high level of indebtedness will result in significant interest expense and eventual principal repayment obligations. The Senior Notes are guaranteed by the Company's principal subsidiaries. Revolving credit borrowings under the New Credit Facility are secured by substantially all of the Company's assets (other than real estate) and borrowings under the Term Loan Facility are secured by the assets acquired with the proceeds thereof, together with a guarantee, limited to approximately $17.5 million, by the Company's principal subsidiaries. Prior to the consummation of the Offerings, the Company expects to enter into the Amendment to the New Credit Facility. Following the Amendment, borrowings under the New Credit Facility will be secured by substantially all of the assets of the Company and its subsidiaries (other than certain real estate), and guaranteed by the Company's operating subsidiaries. If the Amendment is not entered into, the Company will terminate the New Credit Facility upon the consummation of the Offerings to permit the transactions contemplated by the Concurrent Offering and thereafter enter into a new revolving credit facility. In the event of bankruptcy proceedings involving the Company, the Company's lenders will have a claim upon the Company's assets prior in right to the holders of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Commitments and Resources."


    The Company's high degree of leverage could limit its ability to withstand competitive pressures and adverse economic conditions, to take advantage of significant business opportunities that may arise or to meet its obligations. The inability of the Company to service its obligations in respect of the Senior Notes and other indebtedness or obligations would have a material adverse effect on the market value and marketability of the Common Stock.

UNCERTAINTY OF FUTURE ACQUISITIONS; POTENTIAL EFFECTS OF ACQUISITIONS;
  DISCRETIONARY USE OF PROCEEDS


    Approximately $21.2 million of the net proceeds of the Offerings is expected to be used to fund the cash portion of the purchase price of the Riverside Acquisition and a portion of the balance of such proceeds is expected to be used to fund additional acquisitions and improvements at parks acquired and to be acquired. There can be no assurance that the Company will consummate the Riverside Acquisition or will be able to locate and acquire additional businesses to enable it to so employ that portion of the proceeds. To the extent any such acquisition would result in the incurrence or assumption of indebtedness by the Company, such incurrence or assumption must comply with the limitations on the Company's ability to incur or assume indebtedness under the New Credit Facility, the indenture relating to the Existing Notes (the "Existing Indenture") and the indenture relating to the New Notes (the "New Indenture" and, together with the Existing Indenture, the "Indentures"). There can be no assurance that any proposed acquisition will be permissible under these loan agreements or that waivers of any such covenants could be obtained. See "-- Restrictive Debt Covenants" and "Description of Indebtedness."

    In certain instances, a consummated acquisition may adversely affect the Company's financial condition and reported results, at least in the short-term, depending on many factors, including capital requirements and the accounting treatment of such acquisitions. There can be no assurance that the Recent Acquisitions or any future acquisition, if completed successfully, will perform as expected, will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to the Company. As the Company continues to grow, the increasing size of its operations will place additional demands upon existing management resources, which will require the Company to effectively redeploy such resources and, at times, to hire new personnel. If the Company is unable to manage growth effectively, the Company's operating results could be materially adversely affected. Although Common Stock was not used as a material portion of the aggregate consideration in the Recent Acquisitions, the Company may issue a substantial number of shares of Common Stock to fund future acquisitions. By virtue of the foregoing, the Company's future acquisitions could have an adverse effect on the market price of the Common Stock. See "Use of Proceeds" and "Business -- Acquisition Strategy."

    The Company has broad discretion with respect to the specific application of the net proceeds of the Offering. Management of the Company will have virtually unrestricted flexibility in identifying and selecting prospective acquisition candidates. The Company does not intend to seek stockholder approval for any acquisitions unless required by applicable law or regulations, and stockholders will most likely not have an opportunity to review financial information on an acquisition candidate prior to consummation of an acquisition. See "Use of Proceeds," "Business -- Acquisition Strategy" and "-- Recent and Pending Acquisitions."

RESTRICTIVE DEBT COVENANTS


    The New Credit Facility contains a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, pay cash dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with affiliates or redeem or repurchase the Existing Notes or the New Notes. In addition, under the New Credit Facility, the Company is required to comply with specified financial ratios and tests, including interest expense, fixed charges, debt service and total debt coverage ratios. Prior to the consummation of the Offerings, the Company expects to enter into the Amendment to the New Credit Facility pursuant to which, among other things, the transactions contemplated by the Concurrent Offering will be permitted. If the Amendment is not entered into, the Company will terminate the New Credit Facility upon the consummation of the Offerings and thereafter will enter into a new revolving credit facility. See "Description of Indebtedness -- New Credit Facility." The Existing Indenture contains, and the New Indenture (if the Concurrent Offering is completed) will contain, a series of restrictive covenants. See "Description of Indebtedness -- The Existing Notes" and "-- The New Notes."


    The Company is currently in compliance with the covenants and restrictions contained in the New Credit Facility and the Existing Indenture. However, its ability to continue to comply with financial tests and ratios in the New Credit Facility may be affected by events beyond its control, including prevailing economic, financial, weather and industry conditions. The breach of any such financial covenant could result in the inability of the Company to borrow under the New Credit Facility, the termination of the facility (and the repayment of all amounts outstanding thereunder) or, by virtue of cross default provisions, the acceleration of the maturity of the Existing Notes and, if issued, the New Notes. See "Description of Indebtedness."

RISKS OF ACCIDENTS AND DISTURBANCES AT PARKS

    Because substantially all of the Company's parks feature "thrill rides," attendance at the parks and, consequently, revenues may be adversely affected by any serious accident or similar occurrence with respect to a ride. The Company's liability insurance policies provide coverage of up to $25.0 million per loss occurrence and require the Company to pay the first $50,000 of loss per occurrence. In addition, in view of the proximity of certain of the Company's parks to major urban areas and the appeal of the parks to teenagers and young adults, the Company's parks could experience disturbances that could adversely affect the image of and attendance levels at its parks. Working together with local police authorities, the Company has taken certain security-related precautions designed to prevent disturbances in its parks, but there can be no assurance that it will be able to prevent any such disturbances.

EFFECTS OF INCLEMENT WEATHER; SEASONAL FLUCTUATIONS OF OPERATING RESULTS

    Because the great majority of a theme park's attractions are outdoor activities, attendance at parks and, accordingly, the Company's revenues are significantly affected by the weather. Additionally, four of the Company's parks (including two of the parks acquired in the Recent Acquisitions) are primarily water parks which, by their nature, are more sensitive to adverse weather than are theme parks. Unfavorable weekend weather and unusual weather of any kind can adversely affect park attendance.

    The operations of the Company are highly seasonal, with more than 90% of park attendance occurring in the second and third calendar quarters of each year. The great majority of the Company's revenue is collected in those quarters while most expenditures for capital improvements and significant maintenance are incurred when the parks are closed in the first and fourth quarters. Accordingly, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as an indication of future performance. Nevertheless, the market price of the Common Stock may fluctuate significantly in response to variations in the Company's quarterly and annual results of operations.

HIGHLY COMPETITIVE BUSINESS

    The Company's parks compete directly with other theme, water and amusement parks and indirectly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and vacation travel. The Company's family entertainment center competes directly with all types of recreational facilities and forms of entertainment within its market area. Accordingly, the Company's business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Within each park's regional market area, the principal factors affecting competition include location, price, the uniqueness and perceived quality of the rides and attractions in a particular park, the atmosphere and cleanliness of a park and the quality of its food and entertainment. Certain of the Company's direct competitors have substantially greater financial resources than the Company.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends upon the continued contributions of its executive officers and key operating personnel, particularly Kieran E. Burke, Chairman and Chief Executive Officer and Gary Story, President and Chief Operating Officer. The Company does not have employment agreements with, or key man insurance relating to, Messrs. Burke and Story. The loss of services of, or a material reduction in the amount of time devoted to the Company by, either of such individuals or certain other key personnel could adversely affect the business of the Company. See "Management." Under certain circumstances, the loss of the services of both Messrs. Burke and Story and the failure to replace them within a specified time period would constitute a default under the New Credit Facility. See "Description of Indebtedness--New Credit Facility."

CONTROL BY MANAGEMENT AND EXISTING STOCKHOLDERS; CHANGE OF CONTROL


    Upon consummation of the Offering, the Company's directors, executive officers and entities affiliated with them will, in the aggregate, beneficially own approximately 34.3% of the outstanding Common Stock (without giving effect to shares, if any, purchased by such persons in the Offering). As a result, these stockholders, if they were to act together, would be able to influence significantly the election of the

Company's Board of Directors and other matters requiring approval by the stockholders of the Company, including any required stockholder approval of acquisitions and other significant corporate transactions. See "Principal Stockholders." This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. The ability of these stockholders to significantly influence the Company is enhanced by the requirement that the Company make an offer to purchase the Existing Notes (and, if issued, the New Notes) and repay all indebtedness under the New Credit Facility upon a Change of Control (as defined). Additionally, the Company's authorized but unissued Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

DIVIDENDS UNLIKELY


    The Company has not paid dividends on its Common Stock during the three years ended December 31, 1996 and does not anticipate paying any cash dividends in the foreseeable future. Furthermore, the New Credit Facility and the Existing Indenture restrict (and, if the Concurrent Offering is completed, the New Indenture will restrict) the payment of cash dividends by the Company. Earnings, if any, are expected to be retained to finance the Company's growth strategy. See "Dividend Policy" and "Description of Indebtedness."


SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE


    Upon consummation of the Offering, the Company will have 16,366,323 shares of Common Stock outstanding. Future sales of Common Stock by existing stockholders pursuant to Rule 144 under the Securities Act, or through the exercise of outstanding registration rights or otherwise, could have an adverse effect on the prevailing market price of the Common Stock and the Company's ability to raise additional capital. The Common Stock offered hereby will be eligible for sale in the public market following the Offering without restriction, except for Common Stock purchased by "affiliates" of the Company. Except for the Common Stock to be sold in the Offering, the Company has agreed not to offer, sell, contract to sell or otherwise issue any shares of Common Stock or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, Common Stock or other capital stock, with certain exceptions (including certain exceptions for Common Stock or other capital stock issued or sold in connection with the Riverside Acquisition and future acquisitions by the Company), prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. ("Lehman Brothers"). The Company's officers, directors and principal stockholders, who hold in the aggregate approximately 6.9 million shares of Common Stock (including shares issuable upon exercise of outstanding options and warrants), have agreed not to sell any such shares for 180 days (90 days, in the case of one director, Jack Tyrrell and his affiliates who own approximately 1.0 million "restricted" shares under Rule 144) following the date of this Prospectus without the consent of Lehman Brothers. Thereafter, approximately 4.0 million of such shares will be eligible for sale in the public market (subject to applicable volume limitations and other resale conditions imposed by Rule
144) and 2.3 million will become eligible for such sale in August 1997. Substantially all of the 5.1 million outstanding shares not held by such persons are currently eligible for sale in the public market without restrictions under Rule 144. Promptly after the closing of the Riverside Acquisition, the Company will file a registration statement covering the resale of shares issued and issuable in the Riverside Acquisition and The Great Escape Acquisition
(approximately      shares assuming a January 27, 1997 issue date of Riverside
Stock). However, no sales may be made under such registration statement for ninety days following the Offering. Commencing May 29, 1997, holders of approximately 7.0 million shares (including approximately 6.0 million shares held by officers, directors and principal stockholders of the Company) will have the right to require the Company to register such shares for sale under the Securities Act. The sale, or the availability for sale, of substantial amounts of Common Stock in the public market at any time subsequent to the Offering could adversely affect the prevailing market price of the Common Stock. See "Description of Securities -- Registration Rights" and "-- Shares of Common Stock Eligible for Future Sale."

                                  THE COMPANY

    The Company is a leading U.S. theme park company which, after completion of the Recent Acquisitions, will own and operate eleven regional parks. Based on 1996 attendance of approximately 7.3 million at these parks, the Company is the fourth largest domestic regional park operator. After giving pro forma effect to the Recent Acquisitions as if they had occurred on October 1, 1995, the Company's total revenue and EBITDA for the twelve months ended September 30, 1996 would have been approximately $158.7 million and $44.1 million, respectively. See "Unaudited Pro Forma Combined Financial Statements" and "Business -- Recent and Pending Acquisitions."

    The Company's parks (including Riverside) are located in nine geographically diverse markets with concentrated populations:

    - ADVENTURE WORLD, a combination theme and water park located three miles off the Beltway, between Washington, D.C. (15 miles away) and Baltimore, Maryland (30 miles away), with 1996 attendance of approximately 782,000;

    - DARIEN LAKE & CAMPING RESORT, a combination theme and water park with an adjacent camping resort and 20,000 person amphitheater, located between Buffalo and Rochester, New York, with 1996 attendance of approximately 1,290,000;

    - ELITCH GARDENS, a theme park located in the downtown area of Denver, Colorado, with 1996 attendance of approximately 894,000;

    - FRONTIER CITY, a western themed park located in Oklahoma City, Oklahoma, with 1996 attendance of approximately 527,000;

    - GEAUGA LAKE, a combination theme and water park located near Cleveland, Ohio, with 1996 attendance of approximately 1,209,000;

    - THE GREAT ESCAPE, a combination theme and water park, located in Lake George/Albany, New York, with 1996 attendance of approximately 574,000;


    - RIVERSIDE, a theme park and adjacent multi-use stadium located in Springfield, Massachusetts, with combined 1996 attendance of approximately 744,000;


    - WATERWORLD USA/SACRAMENTO and PARADISE ISLAND, a water park and a family entertainment center, both located on the grounds of the California State Fair, with 1996 water park attendance of approximately 294,000;

    - WATERWORLD USA/CONCORD, a water park located in Concord, California, in the East Bay area of San Francisco, with 1996 attendance of approximately 310,000;

    - WHITE WATER BAY, a tropical themed water park located in Oklahoma City, with 1996 attendance of approximately 314,000; and

    - WYANDOT LAKE, a water park, which also includes "dry" rides and other attractions, located adjacent to the Columbus Zoo in Columbus, Ohio, with 1996 attendance of approximately 396,000.

    The Company seeks to provide its customers with quality family entertainment that is affordably priced and close to home. In 1996, the six parks owned by the Company prior to the Recent Acquisitions drew, on average, approximately 88.0% of their patrons from within a 100-mile radius, with approximately 38.4% of visitors utilizing group and other pre-sold tickets and approximately 16.5% utilizing season passes. Each of the Company's parks is individually themed and provides a complete family-oriented entertainment experience. The Company's theme parks generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets.


    Since current management assumed control in 1989, the Company has acquired nine parks and achieved significant internal growth. In addition, the Company expects, subject to the satisfaction or waiver of certain conditions, to acquire Riverside in early February 1997. As a result of the Company's operating strategy, during the three years ended December 31, 1995, the three parks owned by the Company during that entire period achieved internal growth in attendance, revenue and EBITDA at compounded annual rates of 12.7%, 17.1% and 41.8%, respectively. In August 1995, the Company acquired three of its parks through the Funtime Acquisition. During the first nine months of 1996, the three parks acquired in the Funtime Acquisition achieved internal growth in attendance, revenue and park-level operating cash flow of 15.1%, 23.1% and 46.0%, respectively, compared to the comparable period of 1995. Furthermore, after giving pro forma effect to the Recent Acquisitions as if they had occurred on January 1, 1996, the Company has increased its attendance, revenue and EBITDA from park operations by 6.7, 9.5 and 16.5 times, respectively, from the nine months ended September 30, 1992 to the nine months ended September 30, 1996.


    The Company believes that each of its parks benefits from limited direct competition. The combination of limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of the parks with a significant degree of protection from competitive new theme park openings. Based on its knowledge of the development of other theme parks in the United States, the Company's management estimates that it would cost at least $100 million and would take a minimum of two years to construct a new regional theme park comparable to the Company's four largest parks.

    The Company's senior and operating management team has extensive experience in the theme park industry. Premier's three senior executive officers have approximately 35 years experience in the industry and its seven general managers have an aggregate of approximately 140 years experience in the industry, including approximately 70 years at Premier's parks.

                                    STRATEGY

    The Company's strategy for achieving growth includes the following key elements: (i) pursuing on-going growth opportunities at existing parks; (ii) expanding existing parks; and (iii) making selective acquisitions.

PURSUING ON-GOING GROWTH OPPORTUNITIES AT EXISTING PARKS

    The Company believes there are substantial opportunities for internal growth at its existing parks. The Company seeks to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements used to achieve this objective are: (i) adding rides and attractions and improving overall park quality; (ii) enhancing marketing, sponsorship and group sales programs; (iii) implementing ticket pricing strategies to maximize ticket revenues and park utilization; (iv) adding and enhancing restaurants and merchandise and other revenue outlets; and (v) adding special events. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, since a large portion of such expenses is relatively fixed during any given year.


    Management believes it has demonstrated the effectiveness of its strategy at the parks owned prior to the Recent Acquisitions. Since acquiring Adventure World in 1992, the Company has invested over $28.6 million in that park to add numerous rides and attractions and to improve theming and landscaping. As a result of these improvements, as well as aggressive and creative marketing and sales strategies, Adventure World's attendance increased during the four seasons ended 1996 at a compounded annual rate of 21.2%. Additionally, revenue and park-level operating cash flow at Adventure World increased from $6.0 million and $0.3 million, respectively, for the first nine months of 1992 to $15.2 million and $3.9 million, respectively, during the comparable period of 1996.


    During the 1996 season, the Company began to apply its growth strategy at the parks acquired in the Funtime Acquisition. While the Funtime parks generated substantial and stable cash flows prior to their acquisition by Premier, they lacked the sustained capital investment and creative marketing required to realize their full potential. To take advantage of this opportunity, the Company invested approximately $21.9 million at the Funtime Parks prior to the 1996 season to add marketable rides and attractions and make other improvements and implemented creative marketing and sales programs. As a result of this strategy, during the first nine months of 1996, the three parks acquired in the Funtime Acquisition achieved growth in attendance, revenue and park-level operating cash flow of 15.1%, 23.1% and 46.0%, respectively, compared to the comparable period of 1995.


    Management believes that each of the parks acquired and to be acquired in the Recent Acquisitions offers opportunities to implement the Company's growth strategy. Specifically, the following outlines the Company's strategy for these parks. The Company believes that Elitch Gardens lacks certain marketable rides and attractions and revenue outlets necessary to achieve its attendance potential. In that connection, the Company intends to invest between $20.0 million and $25.0 million at Elitch Gardens for the 1997 and 1998 seasons to add marketable rides and attractions (including a "state-of-the-art" steel looping roller coaster and a "shoot-the-chute" giant splash ride for the 1997 season), to improve landscaping and theming and to enhance marketing programs. While The Great Escape has shown solid performance over the past several years, the Company believes that it can increase the park's attendance and operating cash flow through the continued addition of attractions and the introduction of a more extensive marketing strategy. The Company intends to invest between $8.0 million and $12.0 million at The Great Escape for the 1997 and 1998 seasons to add marketable rides and attractions (including a wave pool for the 1997 season) and to make other improvements. After consummation of the Riverside Acquisition, the Company currently expects to invest between $15.0 million and $20.0 million at Riverside for the 1997 and 1998 seasons to add additional marketable rides and attractions (including a "state-of-the-art" steel looping roller coaster for the 1997 season) and to make other improvements. Finally, the Company believes that each of the Waterworld facilities has growth potential, although more limited than the other recently-acquired parks. The Company intends to add a marketable attraction to each of the water parks in the next two to three years to achieve growth in attendance and operating cash flow. See "Business -- Operating Strategy."

EXPANDING EXISTING PARKS


    In addition to pursuing on-going growth opportunities at its parks, the Company is considering a number of expansions at several of its parks in order to increase attendance and per capita spending. For example, the Company expects to expand the Darien Lake Campground by purchasing additional recreational vehicles (RV's) and may in the future construct economy motel rooms to supplement the campground. In addition, the Company may add campgrounds or an amphitheater at Frontier City, its western-themed park in Oklahoma City. The Company is also considering adding a more complete complement of "dry" rides to Wyandot Lake, which is currently primarily a water park. In addition, the Company owns 400 acres adjacent to Adventure World which are zoned for entertainment, recreational and residential uses and are available for complementary uses. Additional acreage owned by the Company and suitable for development exists at several of the Company's other parks, including The Great Escape and Geauga Lake. The Company may use a portion of the proceeds of the Offerings to fund expansions at its parks. See "Use of Proceeds."


MAKING SELECTIVE ACQUISITIONS

    The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators. Management believes that, in addition to the Recent Acquisitions, there are numerous acquisition opportunities that would expand its business. The Company expects that a portion of the proceeds from the Offerings will be used for acquisitions (including the Riverside Acquisition). The Company's primary target for acquisitions will continue to be regional parks with attendance between 300,000 and 1.5 million annually.

    As the only owner of multiple parks in numerous markets that has been actively making acquisitions of parks in this range over the last several years, the Company believes it has a number of competitive advantages in acquiring parks of this size. Historically, operators of destination or large regional park chains have not generally sought to acquire parks in the Company's primary target range and do not have the experience or management structure to readily operate parks of that size profitably. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, the Company has numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include the ability to (i) exercise group purchasing power (for both operating and capital assets); (ii) achieve administrative economies of scale; (iii) attract greater sponsorship revenue and support from sponsors with nationally-recognized brands;
(iv) recruit and retain superior management; (v) optimize the use of capital assets by rotating rides among its parks to provide fresh attractions; and (vi) access capital markets. See "Risk Factors -- Uncertainty of Future Acquisitions; Potential Effects of Acquisitions; Discretionary Use of Proceeds," "Use of Proceeds," "Business -- Acquisition Strategy" and "-- Recent and Pending Acquisitions."

                            THE THEME PARK INDUSTRY

    The theme park industry includes destination and regional parks. Destination parks are designed primarily to attract visitors willing to travel long distances and incur significant expense to visit the parks' attractions as part of an extended stay. Regional theme parks, such as those operated by the Company, are designed to attract visitors for a full day or a significant number of hours. Management views regional parks as those that draw the majority of their patrons from within a 50-mile radius of the park and the great majority of their visitors from within a 100-mile radius of the park. Management believes that destination parks are typically more affected by the national economy than are regional parks.

    According to U.S. News & World Report, total North American amusement/theme park attendance in 1995 was approximately 255 million, compared to 151 million in 1970. Revenue for 1995 was approximately $5 billion, up from $321 million in 1970. These increases represent compound annual growth rates of 2.1% for attendance and 11.6% for revenues over the twenty-five year period. According to Amusement Business, a recognized industry publication, total attendance for the 40 largest parks in North America, which include both destination and regional parks, was 144.5 million in 1995, compared to 123.4 million in 1991, representing a compound annual growth rate of 4.0% over the period. The Company believes that this growth in the industry reflects two trends: (i) demographic growth in the 5-24 year old age group, which is expected to continue through 2010; and (ii) an increasing emphasis on family-oriented leisure and recreation activities.

                                    HISTORY


    The Company was incorporated in 1981 as The Tierco Group, Inc., and through 1989 was primarily engaged in the ownership and management of real estate and mortgage loans. In October 1989, the Company's current senior management assumed control, and during 1989, management determined to focus Premier's business on its theme park operations, which at that point consisted of a 50% interest in Frontier City. In 1991, the Company acquired White Water Bay and increased its ownership in Frontier City to in excess of 50%. In 1992, the Company acquired Adventure World and the remaining minority interest in Frontier City and disposed of substantially all of its real estate operations. In 1994, the Company changed its name to Premier Parks Inc. On August 15, 1995, the Company completed the Funtime Acquisition. On June 4, 1996, the Company completed the Public Offering which raised $65.2 million of net proceeds. On October 31, 1996, the Company completed the Denver Acquisition, on November 19, 1996, the Company completed the California Acquisition and on December 4, 1996, the Company completed The Great Escape Acquisition. Subject to the satisfaction or waiver of certain conditions, the Company expects to acquire Riverside in early February 1997.


    The Company's principal executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500 and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.

                                USE OF PROCEEDS


    The net proceeds to be received by the Company from the Offering, after deducting underwriting discounts and commissions and estimated expenses payable by the Company, will be approximately $
million (or approximately $    million if the Underwriters' over-allotment
options are exercised in full). The Company intends to use the net proceeds from the Offering to acquire and make improvements at additional theme parks (including the funding of the $21.2 million cash portion of the Riverside purchase price); to fund improvements and expansion of the Company's existing parks, including the parks acquired and to be acquired in the Recent Acquisitions; and for general corporate purposes, including working capital requirements and the repayment of borrowings under the Revolving Credit Facility if the Concurrent Offering is not consummated. Although the Company has had discussions with respect to several additional acquisition opportunities, no agreement or understanding with respect to any specific acquisition has been reached. There can be no assurance that any such additional acquisitions will be made. If the Riverside Acquisition is consummated before the Offering, the Company intends to fund the cash portion of the purchase price of the Riverside Acquisition from the proceeds of the Exchangeable Preferred Stock and to use a portion of the net proceeds of the Offering to redeem the Exchangeable Preferred Stock. See "Business -- Recent and Pending Acquisitions." The Company expects to incur approximately $61 million of capital expenditures in 1997, a substantial portion of which is expected to be funded with the proceeds of borrowings under the New Credit Facility (or net proceeds of the Concurrent Offering to the extent consummated prior to such borrowings). See "Risk Factors -- Uncertainty of Future Acquisitions; Potential Effects of Acquisitions; Discretionary Use of Proceeds" and "Business -- Acquisition Strategy."



    The net proceeds from the Concurrent Offering (after deducting estimated underwriting discounts and offering expenses), if completed, would be approximately $120.7 million. The Company intends to use a substantial portion of the net proceeds of the Concurrent Offering to fully repay all borrowings under the New Credit Facility and to fund capital expenditures (to the extent not previously funded by the New Credit Facility) with the balance used in the same manner as the proceeds of the Offering not used to fund the Riverside Acquisition.


    Because the Company does not have any agreement or understanding with respect to any future acquisitions, other than Riverside, it is unable to estimate the portion of the net proceeds of the Offering to be used to fund acquisition opportunities and improvements at acquired parks and the portion to be used to expand or make improvements at existing parks. In addition, although the Company presently intends to fund planned capital expenditures for the 1997 season from existing cash, cash generated from operations and borrowings under the New Credit Facility (or a portion of the proceeds of the Concurrent Offering) the Company may use a portion of the net proceeds of the Offering to fund capital expenditures for the 1997 season or may accelerate its capital expenditure program. Although the Company does not presently intend to do so, it may use a portion of the proceeds of the Offering to redeem a portion of the Existing Notes. Under the Existing Indenture, the Company is permitted to redeem up to an aggregate of $30.0 million principal amount of the Existing Notes from proceeds of one or more equity offerings at a redemption price of 110% of principal amount, plus accrued interest. See "Description of Indebtedness -- The Existing Notes."

    Pending their ultimate use, the net proceeds from the Offerings will be invested in short-term, investment grade, interest bearing securities, certificates of deposit or direct or guaranteed obligations of the United States.

                          PRICE RANGE OF COMMON STOCK

    During the second quarter of 1994, The Pink Sheets and the OTC Bulletin Board commenced reporting of trading in the Common Stock under the symbol "PARKD." On May 30, 1996, the Company commenced the Public Offering at a public offering price of $18.00 per share. Since that date, the Common Stock has been traded on NASDAQ and quoted under the symbol "PARK." Set forth below in the first table are the high and low sales prices for the Common Stock as reported by NASDAQ since May 30, 1996. The second table sets forth the high and low bid quotations and the average weekly trading volume for the Common Stock as reported on The Pink Sheets and the OTC Bulletin Board for the periods indicated. These quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                     NASDAQ

YEAR       QUARTER                                                                          HIGH          LOW
---------  ----------------------------------------------------------------------------  -----------  -----------
     1997  First (through January 27, 1997)............................................   $            $      28
     1996  Fourth......................................................................      32 7/8       29 3/8
           Third.......................................................................      29 3/4       20 3/4
           Second (beginning May 30, 1996).............................................      22 1/8       19 7/8

                                             THE PINK SHEETS/OTC BULLETIN BOARD
           ------------------------------------------------------------------------------------------------------
                                                                                                                     AVERAGE
                                                                                                                     WEEKLY
  YEAR     QUARTER                                                                        HIGH BID      LOW BID      VOLUME
---------  ----------------------------------------------------------------------------  -----------  -----------  -----------
     1996  Second (through May 29, 1996)...............................................   $      20    $  12 1/2        1,321
           First.......................................................................      13 3/4           10        1,111
     1995  Fourth......................................................................      13 3/4        8 1/8          663
           Third.......................................................................      17 1/2        4 3/8        4,611
           Second......................................................................     4 11/16        1 7/8          720
           First.......................................................................       5 5/8        2 1/2          570



    On January 27, 1997, the last sales price for the Common Stock, as reported
by NASDAQ, was $    per share. As of December 9, 1996, there were 808 holders of record of the Common Stock. There is no trading market outside the United States for the Common Stock.


                                DIVIDEND POLICY


    The Company has not paid any dividends on the Common Stock during the three years ended December 31, 1996 and does not anticipate paying any cash dividends during the foreseeable future. Furthermore, the New Credit Facility and the Existing Indenture restrict (and, if the Concurrent Offering is completed, the New Indenture will restrict) payment of cash dividends by the Company. See "Description of Indebtedness." The Company currently intends to retain future earnings, if any, to finance the Company's growth strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Commitments and Resources."

                                 CAPITALIZATION

    The following table sets forth as of September 30, 1996, (i) the actual capitalization of the Company; (ii) the pro forma capitalization of the Company after giving effect to the Recent Acquisitions and the related financings; and
(iii) the pro forma capitalization of the Company as adjusted to give effect to the Offerings (assuming that the Underwriters' over-allotment options are not exercised). This table should be read in conjunction with the consolidated financial statements of the Company, "Unaudited Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                 SEPTEMBER 30, 1996
                                                                      -----------------------------------------
                                                                                                   PRO FORMA
                                                                        ACTUAL    PRO FORMA(1)   AS ADJUSTED(1)
                                                                      ----------  -------------  --------------
                                                                                   (IN THOUSANDS)

                                                                                     (UNAUDITED)
Cash and cash equivalents...........................................  $   73,766   $    13,674    $           (2)
                                                                      ----------  -------------  --------------
                                                                      ----------  -------------  --------------
Short-term debt(3)..................................................  $    1,054   $     1,054    $      1,054
                                                                      ----------  -------------  --------------
                                                                      ----------  -------------  --------------
Long-term debt (excluding current maturities):
  Term Loan Facility................................................  $   --       $    57,000(4)  $    --
  Existing Notes....................................................      90,000        90,000          90,000
  New Notes.........................................................      --           --              125,000
  Other.............................................................       2,350         2,350           2,350
                                                                      ----------  -------------  --------------
  Total long-term debt..............................................      92,350       149,350         217,350
                                                                      ----------  -------------  --------------
Stockholders' equity................................................     121,574       142,174(5)  $           (5)
                                                                      ----------  -------------  --------------
      Total capitalization..........................................  $  213,924   $   291,524    $
                                                                      ----------  -------------  --------------
                                                                      ----------  -------------  --------------


------------------------


(1) Pro forma as adjusted reflects the pro forma capitalization of the Company as adjusted to give effect to the Offerings, assuming no exercise of the Underwriters' over-allotment options, the repayment of all borrowings under the New Credit Facility from a portion of the proceeds of the Concurrent Offering and the redemption of the Exchangeable Preferred Stock from a portion of the proceeds of the Offering. If the Concurrent Offering is not consummated, pro forma as adjusted cash and cash equivalents, Term Loan Facility, total long-term debt and total capitalization (in thousands) would
    have been $       , $57,000, $149,350 and $       , respectively. If the
    Riverside Acquisition is not consummated, pro forma and pro forma as adjusted capitalization of the Company at September 30, 1996 (in thousands) would have been:



                                                                                                  PRO FORMA
                                                                                    PRO FORMA    AS ADJUSTED
                                                                                   -----------  --------------
Cash and cash equivalents........................................................   $  13,845     $
New Notes........................................................................   $  --         $  125,000
Total long-term debt (excluding current maturities)..............................   $ 149,350     $  217,350
Stockholders' equity.............................................................   $ 121,774     $
      Total capitalization.......................................................   $ 271,124     $



(2) Pro forma as adjusted cash and cash equivalents do not give effect to the payment in January 1997 of $900,000 in consent fees in connection with an amendment to the Existing Indenture, anticipated off-season cash requirements prior to the 1997 season, anticipated capital improvements to the Company's existing and acquired parks prior to that season nor the operating cash flow expected to be generated during that season.



(3) Represents current portion of long-term debt. At January 27, 1997, the Company had $15.0 million outstanding under the Revolving Credit Facility, none of which was outstanding at September 30, 1996. This amount will remain outstanding until the borrowing referred to in note (4) below is made and/or until the Offering or the Concurrent Offering is consummated.


(4) Includes $8.9 million under the Term Loan Facility which the Company intends to borrow in respect of the California Acquisition within 180 days following the date of such acquisition.

(5) Pro forma stockholders' equity includes the $20.0 million of Exchangeable Preferred Stock presumed to have been issued to fund the Riverside Acquisition. Since such stock, if issued, will be redeemed from the proceeds of the Offering, the pro forma as adjusted stockholders' equity does not include the Exchangeable Preferred Stock.

         SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following selected historical financial and operating data, except for attendance and revenue per visitor data, of (i) the Company for each of the years in the three-year period ended December 31, 1995 and the nine months ended September 30, 1995 and 1996; (ii) Funtime for each of the years in the three-year period ended December 31, 1994 and the six-month periods ended July 3, 1994 and July 2, 1995; (iii) Elitch Gardens Company for the period from May 31, 1994 (date of inception) through December 31, 1994, the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996; (iv) The Great Escape for the two years ended October 31, 1995 and the eleven months ended September 30, 1995 and 1996; (v) FRE and Concord (the owners of Waterworld) (on a combined basis) for the three years (one year, in the case of Concord) ended December 31, 1995 and the nine months ended September 30, 1995 and 1996; and (vi) Stuart Amusement Company (the owner of Riverside) for each of the years in the three-year period ended September 30, 1996 are derived from the financial statements (audited in the case of all annual periods) of those entities appearing elsewhere in this Prospectus. The selected historical financial data of the Company for fiscal years 1991 and 1992 and of Funtime for fiscal year 1991 have been derived from audited financial statements which are not included herein. The historical financial data for the year ended December 31, 1995 for the Company includes the activity of Funtime from August 15, 1995, the date of the Funtime Acquisition. The historical financial data for all interim periods have been derived from unaudited financial statements of those entities included elsewhere herein which, in the opinion of their respective management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation.

    The following selected pro forma financial and operating data of the Company for the year ended December 31, 1995 and the nine months ended September 30, 1996 are derived from the Unaudited Pro Forma Combined Financial Statements appearing elsewhere in this Prospectus. The pro forma financial and operating data are for informational purposes only, have been prepared based on estimates and assumptions deemed by the Company to be appropriate and do not purport to be indicative of the financial position or results of operations which would actually have been attained if the Acquisitions had occurred or which may be achieved in the future.

    The Company's business is highly seasonal. Results for the nine-month periods ended September 30, 1996 are not necessarily indicative of results to be expected for the year ended December 31, 1996. Specifically, the parks do not generate meaningful revenue during the fourth quarter of the year, but do incur expenses during that quarter. Accordingly, the Company historically incurs a loss for the fourth calendar quarter and expects to incur such a loss in the fourth quarter of 1996.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

                                                                            YEAR ENDED DECEMBER 31,
                                                      -------------------------------------------------------------------
                                                                                                                 1995
                                                        1991      1992(1)     1993       1994      1995(2)   PRO FORMA(3)
                                                      ---------  ---------  ---------  ---------  ---------  ------------
                                                                                                             (UNAUDITED)

                                                           (IN THOUSANDS, EXCEPT PER SHARE AND PER VISITOR AMOUNTS)
THE COMPANY
STATEMENT OF OPERATIONS DATA:

Revenue:
Theme park admissions...............................  $   6,849  $  10,186  $  12,874  $  13,936  $  21,863   $   73,409
Theme park food, merchandise, and other.............      3,698      7,206      8,986     10,963     19,633       71,998
                                                      ---------  ---------  ---------  ---------  ---------  ------------
      Total.........................................     10,547     17,392     21,860     24,899     41,496      145,407
                                                      ---------  ---------  ---------  ---------  ---------  ------------
Operating costs and expenses:
Operating expenses..................................      4,327      9,293     10,401     12,358     19,775       59,419
Selling, general and administrative.................      3,126      4,434      4,768      5,448      9,272       28,083
Cost of products sold...............................      1,017      1,736      2,135      2,553      4,635       18,404
Depreciation and amortization.......................      1,107      1,442      1,537      1,997      3,866       13,230
                                                      ---------  ---------  ---------  ---------  ---------  ------------
      Total.........................................      9,577     16,905     18,841     22,356     37,548      119,136
                                                      ---------  ---------  ---------  ---------  ---------  ------------
Income from operations..............................        970        487      3,019      2,543      3,948       26,271
Other income (expense):
Interest expense, net...............................       (858)    (1,413)    (1,438)    (2,299)    (5,578)     (15,718)
Minority interest in earnings.......................       (223)      (270)    --         --         --           --
Other income (expense)..............................         (7)      (113)      (136)       (74)      (177)        (348)
                                                      ---------  ---------  ---------  ---------  ---------  ------------
      Total.........................................     (1,088)    (1,796)    (1,574)    (2,373)    (5,755)     (16,066)
                                                      ---------  ---------  ---------  ---------  ---------  ------------
Income (loss) from continuing operations before
  income taxes......................................       (118)    (1,309)     1,445        170     (1,807)      10,205
Income tax expense (benefit)........................     --            426         91         68       (762)       4,440
                                                      ---------  ---------  ---------  ---------  ---------  ------------
Income (loss) from continuing operations............  $    (118) $  (1,735) $   1,354  $     102  $  (1,045 (4)  $    5,765
                                                      ---------  ---------  ---------  ---------  ---------  ------------
                                                      ---------  ---------  ---------  ---------  ---------  ------------
Income (loss) from continuing operations per common
  share (primary and fully diluted).................  $    (.26) $   (2.10) $     .51  $     .04  $    (.40 (4)  $      .27(3)
                                                      ---------  ---------  ---------  ---------  ---------  ------------
                                                      ---------  ---------  ---------  ---------  ---------  ------------
OTHER DATA:

EBITDA(5)...........................................  $   2,246  $   1,938  $   4,562  $   4,549  $   7,706(6)  $   39,222
Net cash provided by operating activities(7)........  $   1,924  $   1,980  $   2,699  $   1,060  $  10,646(8)  $   31,508
Capital expenditures(9).............................  $   4,508  $   3,956  $   7,674  $  10,108  $  10,732   $   49,695(10)
Total attendance....................................        828      1,116      1,322      1,408      2,302 11)       7,081
Revenue per visitor.................................  $   12.74  $   15.58  $   16.54  $   17.68  $   18.03   $    20.25(12)

                                                    (FOOTNOTES BEGIN ON PAGE 27)

                                                                    NINE MONTHS ENDED SEPTEMBER 30,
                                                           -------------------------------------------------
                                                                        HISTORICAL
                                                           HISTORICAL    COMBINED   HISTORICAL    PRO FORMA
                                                            1995(13)     1995(14)      1996        1996(3)
                                                           -----------  ----------  -----------  -----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AND PER VISITOR
                                                                               AMOUNTS)
                                                                              (UNAUDITED)
THE COMPANY
STATEMENT OF OPERATIONS DATA:

Revenue:
Theme park admissions....................................   $  20,263   $   36,138   $  38,970    $  73,032
Theme park food, merchandise, and other..................      18,508       40,916      50,822       81,575
                                                           -----------  ----------  -----------  -----------
      Total..............................................      38,771       77,054      89,792      154,607(15)
Operating costs and expenses:
Operating expenses.......................................      15,640       32,216      32,897       54,376
Selling, general and administrative......................       6,833       12,825      15,363       27,885
Cost of products sold....................................       4,333        9,369      10,685       20,133
Depreciation and amortization............................       2,258        6,403       5,599       10,795
                                                           -----------  ----------  -----------  -----------
      Total..............................................      29,064       60,813      64,544      113,189
                                                           -----------  ----------  -----------  -----------
Income from operations...................................       9,707       16,241      25,248       41,418
Other income (expense):
Interest expense, net....................................      (3,101)      (6,163)     (7,657)     (11,121)
Other income (expense)...................................         (87)         (87)        (59)        (218)
                                                           -----------  ----------  -----------  -----------
      Total..............................................      (3,188)      (6,250)     (7,716)     (11,339)
                                                           -----------  ----------  -----------  -----------
Income before extraordinary loss and income
  taxes (4)..............................................       6,519        9,991      17,532       30,079
Income tax expense.......................................       2,563        3,917       7,020       12,300
                                                           -----------  ----------  -----------  -----------
Income before extraordinary loss (4).....................   $   3,956   $    6,074   $  10,512    $  17,779
                                                           -----------  ----------  -----------  -----------
                                                           -----------  ----------  -----------  -----------
Income before extraordinary loss per common share(4).....
      Primary............................................   $    1.04         (14)  $     1.24   $     1.35 (3)
      Fully-diluted......................................  $     0.84         (14)  $     1.11   $     1.35 (3)

OTHER DATA:

EBITDA(5)................................................  $   11,928   $   22,607  $   30,848   $   52,055 (15)
Net cash provided by operating activities(7).............  $   13,794   $   17,855  $   10,222   $   29,637 (15)
Capital expenditures(9)..................................  $    6,501   $    8,203  $   29,290   $   33,273
Total attendance.........................................       2,159  11)      3,930      4,302      7,049
Revenue per visitor......................................  $    17.96   $    19.61  $    20.87   $    21.70 (12)


                                                  (FOOTNOTES BEGIN ON NEXT PAGE)

                                                DECEMBER 31,                                  SEPTEMBER 30, 1996
                            -----------------------------------------------------  ----------------------------------------
                                                                                                               PRO FORMA AS
                              1991       1992       1993       1994       1995       ACTUAL     PRO FORMA(3)   ADJUSTED(16)
                            ---------  ---------  ---------  ---------  ---------  -----------  -------------  ------------

                                                                                   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                                    (IN)THOUSANDS

THE COMPANY
  BALANCE SHEET DATA:
Cash and cash
  equivalents.............  $     853  $   5,919  $   3,026  $   1,366  $  28,787   $  73,766     $  13,674     $
Total assets..............  $  74,555  $  30,615  $  36,708  $  45,539  $ 173,318   $ 252,114     $ 343,144     $
Total long-term debt and
  capitalized lease
  obligations (excluding
  current maturities).....  $  49,615  $   7,619  $  18,649  $  22,216  $  93,213   $  92,350     $ 149,350     $  217,350
Total debt................  $  74,913  $  15,627  $  20,821  $  24,108  $  94,278   $  93,404     $ 150,404     $  218,404
Stockholders' equity
  (deficit)...............  $ (15,558) $  11,838  $  13,192  $  18,134  $  45,911   $ 121,574     $ 142,174     $


------------------------

(1) During 1992, the Company purchased Adventure World, as well as the remaining minority interest in Frontier City. During 1992, the Company also discontinued substantially all of its non-theme park operations through a disposition transaction which significantly reduced the Company's assets and indebtedness, as well as resulted in an extraordinary gain of $18,400,000, which gain is not reflected in income (loss) from continuing operations. See "The Company." During 1992, the Company also adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("Statement 109"), resulting in a decrease in net income of $2,300,000 which decrease is not reflected in income (loss) from continuing operations.

(2) The historical Statement of Operations Data for 1995 reflects the results of the parks acquired in the Funtime Acquisition from the date of acquisition, August 15, 1995.

(3) The pro forma financial and operating data for the year ended December 31, 1995 give effect to the Acquisitions, the related financings and the presumed issuance of the Exchangeable Preferred Stock as if they had occurred on January 1, 1995 (or on November 1, 1994 in the case of The Great Escape Acquisition and on October 1, 1994 in the case of the Riverside Acquisition). The pro forma financial and operating data for the nine months ended September 30, 1996, give effect to the Recent Acquisitions, the related financings and the presumed issuance of the Exchangeable Preferred Stock as if they had occurred on January 1, 1996. The pro forma income from continuing operations per share for the 1995 and 1996 periods also give effect to the June 1996 Public Offering and the Preferred Stock Conversion as if they had occurred on January 1 of such period, as well as the pro forma effect of reducing net income applicable to Common Stock by the accumulated dividend on the $20.0 million of Exchangeable Preferred Stock presumed to have been issued to fund the Riverside Acquisition. The pro forma balance sheet data give effect to the Recent Acquisitions, the related financings and the presumed issuance of the Exchangeable Preferred Stock as if they had occurred on September 30, 1996.

     If the Riverside Acquisition is not consummated, the selected pro forma statement of operations and other data for the year ended December 31, 1995 and the nine months ended September 30, 1996 would be as follows:


                                                               YEAR ENDED DECEMBER    NINE MONTHS ENDED
                                                                     31, 1995        SEPTEMBER 30, 1996
                                                               --------------------  -------------------
                                                                              (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND
                                                                         PER VISITOR AMOUNTS)
STATEMENT OF OPERATIONS DATA:
REVENUE:
Theme park admissions........................................       $   66,082            $  65,767
Theme park food, merchandise and other.......................           59,859               70,214
                                                                      --------             --------
        Total................................................          125,941              135,981(15)
Operating costs and expense:
Operating expenses...........................................           50,983               47,514
Selling, general and administrative..........................           23,400               23,667
Cost of products sold........................................           15,077               17,007
Depreciation and amortization................................           11,808                9,729
                                                                      --------             --------
        Total................................................          101,268               97,917
                                                                      --------             --------
Income from operations.......................................           24,673               38,064
Other income (expense):
  Interest expense, net......................................          (15,718)             (11,121)
  Other income (expense).....................................             (334)                (218)
                                                                      --------             --------
        Total................................................          (16,052)             (11,339)
                                                                      --------             --------
Income before extraordinary loss and income taxes............            8,621               26,725
Income tax expense...........................................            3,664               10,852
                                                                      --------             --------
Income before extraordinary loss(4)..........................       $    4,957            $  15,873
                                                                      --------             --------
                                                                      --------             --------
Income before extraordinary loss per common share:(4)
        Primary and fully diluted............................       $     0.44            $    1.36
                                                                      --------             --------
                                                                      --------             --------


                                              (FOOTNOTES CONTINUED ON NEXT PAGE)

(FOOTNOTES CONTINUED FROM PREVIOUS PAGE)


                                                                    YEAR ENDED       NINE MONTHS ENDED
                                                                 DECEMBER 31, 1995  SEPTEMBER 30, 1996
                                                                 -----------------  -------------------
                                                                              (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND
                                                                          PER VISITOR AMOUNTS)
OTHER DATA:
EBITDA(5)......................................................      $  36,216           $  47,635(15)
Net cash provided by operating activities(7)...................      $  28,566           $  24,847(15)
Capital expenditures(9)........................................      $  49,367(10)       $  32,582
Total attendance...............................................          6,213               6,329
Revenue per visitor............................................      $   19.95(12)       $   21.23(12)


(4) During 1995, the Company incurred an extraordinary loss of $140,000, net of income tax benefit, on extinguishment of debt in connection with the Funtime Acquisition. This extraordinary loss is not included in income (loss) from continuing operations and income (loss) from continuing operations per common share for 1995 or for the nine months ended September 30, 1995.

(5) EBITDA is defined as earnings from continuing operations before interest expense, net, income tax expense (benefit), depreciation and amortization, minority interest and equity in loss of partnership. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Statements of the Cash Flows contained in the financial statements included elsewhere herein. Equity in loss of partnership was $176,000, $122,000, $142,000, $83,000, $69,000, $50,000 and
    $60,000 during each of the five years ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, respectively.

(6) EBITDA for the Company during 1995, without giving any effect to the Funtime Acquisition and the related financings would have been $5,527,000.

(7) During each of the five years ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, the Company's net cash used in investing activities was $6,841,000, $5,649,000, $7,698,000, $10,177,000, $74,139,000,
    $65,167,000 and $29,328,000, respectively. During those periods, net cash provided by financing activities was $5,175,000, $8,736,000, $2,106,000,
    $7,457,000, $90,914,000, $91,585,000 and $64,085,000, respectively.

(8) Net cash provided by operating activities during 1995, without giving any effect to the Funtime Acquisition and the related financings, would have been $6,890,000.

(9) Capital expenditures are presented on a calendar-year basis, rather than on a project-year basis. When presented on a project-year basis, expenditures are aggregated based on the amounts incurred for the relevant year's operating season.


(10) Pro Forma capital expenditures for 1995 include $26,044,000 in property, plant and equipment expenditure incurred in connection with the construction of Elitch Gardens and $8,172,000 expended to construct Waterworld USA/Concord.


(11) Represents attendance at the three parks owned by the Company prior to the Funtime Acquisition for the entire 1995 period and attendance at the Funtime parks from and after August 15, 1995.

(12) Pro Forma revenue per visitor does not include revenue of Paradise Island (a fee-per-attraction entertainment center acquired in the California Acquisition) of $2,004,000 for the year ended December 31, 1995 or $1,621,000 for the nine months ended September 30, 1996.

(13) Results of the Company for the nine months ended September 30, 1995 include results of operations of Funtime from and after August 15, 1995.

(14) Represents results of operations of Premier for the entire period and results of operations of Funtime through August 14, 1995, on a combined basis. No pro forma adjustments for additional depreciation, interest expense or income taxes have been made in combining Premier and Funtime amounts. Income per share is not presented on this basis as amounts are not meaningful.

(15) After giving pro forma effect to the Recent Acquisitions and the related financings as if they had occurred on October 1, 1995, total revenue, EBITDA and net cash provided by operating activities for the twelve months ended September 30, 1996 would have been approximately $158.7 million, $44.1 million and $23.6 million, respectively. If the Riverside Acquisition is not consummated, pro forma total revenue, EBITDA and net cash provided by operating activities for this period would have been $139.6 million, $40.9 million and $20.3 million, respectively.


(16) Adjusted to give effect to the Offerings assuming no exercise of the Underwriters' over-allotment options, the repayment of all borrowings under the New Credit Facility from a portion of the proceeds of the Concurrent Offering and the redemption of the Exchangeble Preferred Stock from a portion of the proceeds of the Offering. If the Concurrent Offering is not completed, pro forma as adjusted cash and cash equivalents, total assets, total long-term debt and capitalized lease obligations and total debt (in
    thousands) at that date, would have been $      , $      , $149,350 and
    $150,404, respectively. If the Riverside Acquisition is not consummated, pro forma and pro forma as adjusted balance sheet data (in thousands) at September 30, 1996, would have been:



                                                                 PRO FORMA
                                                   PRO FORMA    AS ADJUSTED
                                                  -----------  --------------
Cash and cash equivalents.......................   $  13,845     $
Total assets....................................   $ 310,764     $
Total long-term debt and capitalized lease
  obligations (excluding current maturities)....   $ 149,350     $  217,350
Total debt......................................   $ 150,404     $  218,404
Stockholders' equity............................   $ 121,774     $

                                                                                              SIX MONTHS ENDED(1)
                                                         YEAR ENDED DECEMBER 31,            ------------------------
                                                ------------------------------------------    JULY 3,      JULY 2,
                                                  1991       1992       1993       1994        1994         1995
                                                ---------  ---------  ---------  ---------  -----------  -----------
                                                                                                  (UNAUDITED)
                                                                                            ------------------------
                                                             (IN THOUSANDS, EXCEPT PER VISITOR AMOUNTS)
FUNTIME
STATEMENT OF OPERATIONS DATA:

Revenue:
Theme park admissions.........................  $  20,438  $  19,352  $  20,820  $  20,339   $   5,851    $   6,195
Theme park food, merchandise, and other.......     28,339     27,500     30,433     30,096       9,407        8,958
                                                ---------  ---------  ---------  ---------  -----------  -----------
    Total.....................................     48,777     46,852     51,253     50,435      15,258       15,153
Operating costs and expenses:
Operating expenses............................     22,229     21,166     22,203     23,208      10,700       10,537
Selling, general and administrative...........      8,266      8,664      8,218      8,433       3,339        3,459
Cost of products sold.........................      5,888      5,740      6,555      6,635       2,053        2,083
Depreciation and amortization.................      5,681      6,182      5,632      5,956       2,978        3,316
                                                ---------  ---------  ---------  ---------  -----------  -----------
    Total.....................................     42,064     41,752     42,608     44,232      19,070       19,395
                                                ---------  ---------  ---------  ---------  -----------  -----------
Income (loss) from operations.................      6,713      5,100      8,645      6,203      (3,812)      (4,242)
Other income (expense):
Interest expense, net.........................     (4,150)    (3,001)    (2,783)    (4,792)     (2,397)      (2,741)
Other income (expense)........................        (20)      (103)      (277)      (297)       (166)           4
                                                ---------  ---------  ---------  ---------  -----------  -----------
    Total.....................................     (4,170)    (3,104)    (3,060)    (5,089)     (2,563)      (2,737)
                                                ---------  ---------  ---------  ---------  -----------  -----------
Income (loss) before income taxes.............      2,543      1,996      5,585      1,114      (6,375)      (6,979)
Income tax expense (benefit)..................      1,540      1,612      2,045        851      (2,486)      (2,722)
                                                ---------  ---------  ---------  ---------  -----------  -----------
Income (loss) before cumulative effect of
  accounting change(2)........................  $   1,003  $     384  $   3,540  $     263   $  (3,889)   $  (4,257)
                                                ---------  ---------  ---------  ---------  -----------  -----------
                                                ---------  ---------  ---------  ---------  -----------  -----------
OTHER DATA:

EBITDA(3).....................................  $  12,374  $  11,179  $  14,000  $  11,862   $  (1,000)   $    (922)
Net cash provided by (used in) operating
  activities(4)...............................  $   8,043  $   6,950  $   9,180  $   8,784   $  (1,791)   $  (1,196)
Capital expenditures..........................  $   2,531  $   2,971  $   4,395  $   4,211   $   2,927    $     955
Total attendance..............................      2,593      2,406      2,575      2,468         809          742
Revenue per visitor...........................  $   18.81  $   19.47  $   19.90  $   20.44   $   18.86    $   20.42

------------------------

(1) Represents most recent results of Funtime prior to the date of the Funtime Acquisition. For information concerning results of Funtime from July 3, 1995 to the date of acquisition, August 15, 1995, see Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1995.

(2) During 1993, Funtime adopted Statement 109, resulting in a decrease in net income of $3,200,000. This decrease is not included in income (loss) before cumulative effect of accounting change.

(3)  See footnote 5 appearing on page 28 for a discussion of EBITDA.

(4) During each of the four years ended December 31, 1994 and the six months ended July 3, 1994 and July 2, 1995, Funtime's net cash used in investing activities was $2,687,000, $2,971,000, $5,095,000, $6,344,000, $2,895,000
    and $935,000, respectively. During those periods, net cash provided by (used in) financing activities was $(5,300,000), $(4,133,000), $(4,249,000),
    $(2,454,000), $4,729,000 and $2,066,000, respectively.

                                                                                              NINE MONTHS ENDED
                                                                                                SEPTEMBER 30,
                                                        PERIOD ENDED        YEAR ENDED      ---------------------
                                                      DECEMBER 31, 1994  DECEMBER 31, 1995    1995        1996
                                                      -----------------  -----------------  ---------  ----------
                                                                                                 (UNAUDITED)

                                                              (IN THOUSANDS, EXCEPT PER VISITOR AMOUNTS)
ELITCH GARDENS(1)
STATEMENT OF OPERATIONS DATA:
Revenue:
Theme park admissions...............................      $  --              $  12,824      $  12,762  $   10,631
Theme park food, merchandise and other..............         --                  7,015          6,880       8,875
                                                            -------            -------      ---------  ----------
    Total...........................................         --                 19,839         19,642      19,506
Operating costs and expenses:
Operating expenses..................................            300              8,373          7,383       8,108
Selling, general and administrative.................         --                  9,289          7,903       6,687
Cost of products sold...............................         --                  2,684          2,455       3,287
Depreciation and amortization(2)....................         --                  1,550            880      10,291
                                                            -------            -------      ---------  ----------
    Total...........................................            300             21,896         18,621      28,373
                                                            -------            -------      ---------  ----------
Income (loss) from operations.......................           (300)            (2,057)         1,021      (8,867)
Other income (expense):
Interest income (expense), net......................             35             (2,041)        (1,500)     (3,193)
Other income (expense)..............................         --                   (157)          (153)       (284)
                                                            -------            -------      ---------  ----------
    Total...........................................             35             (2,198)        (1,653)     (3,477)
                                                            -------            -------      ---------  ----------
Loss before income taxes............................           (265)            (4,255)          (632)    (12,344)
Income tax expense (benefit)(3).....................         --                 --             --          --
                                                            -------            -------      ---------  ----------
Net loss............................................      $    (265)         $  (4,255)     $    (632) $  (12,344)
                                                            -------            -------      ---------  ----------
                                                            -------            -------      ---------  ----------
OTHER DATA:
EBITDA(4)...........................................      $    (300)         $    (664)     $   1,749  $    1,140
Net cash provided by (used in) operating
  activities........................................      $     (39)         $     217      $   1,194  $     (720)
Capital expenditures................................      $  36,854(5)       $  26,044(5)   $  23,760(5) $      590
Total attendance....................................         --                    959            950         849
Revenue per visitor.................................         --              $   20.69      $   20.68  $   $22.98


------------------------

(1) Represents historical financial and operating data of Elitch Gardens Company which commenced operations in June 1995. Prior to 1995, a different park under the name "Elitch Gardens" was operated by the predecessor of the general partner of Elitch Gardens Company. The results of operations of the prior park are not comparable to those of Elitch Gardens.

(2) Included in the September 1996 results is an $8,000,000 impairment provision to reduce the carrying value of Elitch Gardens long-lived assets.

(3) As a partnership, Elitch Gardens Company is not subject to federal and state income taxes.

(4)  See footnote 5 appearing on page 28 for a discussion of EBITDA.

(5) Represents amount spent during that period to complete construction of the new park.

                                                                                                   ELEVEN MONTHS ENDED
                                                                                  YEAR ENDED
                                                                                 OCTOBER 31,          SEPTEMBER 30,
                                                                             --------------------  --------------------
                                                                               1994       1995       1995       1996
                                                                             ---------  ---------  ---------  ---------

                                                                                                       (UNAUDITED)
                                                                             (IN THOUSANDS, EXCEPT PER VISITOR AMOUNTS)
THE GREAT ESCAPE
STATEMENT OF OPERATIONS DATA:
Revenue:
Theme park admissions......................................................  $   7,740  $   8,503  $   8,515  $   8,938
Theme park food, merchandise and other.....................................      5,581      5,857      5,843      6,132
                                                                             ---------  ---------  ---------  ---------
  Total....................................................................     13,321     14,360     14,358     15,070
Operating costs and expenses:
Operating expenses.........................................................      4,442      4,702      4,477      4,610
Selling, general and administrative........................................      1,985      2,001      1,794      2,770(1)
Costs of products sold.....................................................      1,610      1,701      1,715      1,824
Depreciation and amortization..............................................        849      1,018        951      1,319
                                                                             ---------  ---------  ---------  ---------
  Total....................................................................      8,886      9,422      8,937     10,523
                                                                             ---------  ---------  ---------  ---------
Income from operations.....................................................      4,435      4,938      5,421      4,547
Other income (expense):
Interest expense, net......................................................       (960)      (964)      (829)      (821)
Income before income taxes.................................................      3,475      3,974      4,592      3,726
Income tax expense.........................................................         10         34         39         40
                                                                             ---------  ---------  ---------  ---------
Net income.................................................................  $   3,465  $   3,940  $   4,553  $   3,686
                                                                             ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------
OTHER DATA:
EBITDA(2)..................................................................  $   5,284  $   5,956  $   6,372  $   5,866(1)
Net cash provided by operating activities..................................  $   3,978  $   5,378  $   5,695  $   5,215
Capital expenditures.......................................................  $   2,284  $   1,645  $   1,615  $     298
Total attendance...........................................................        531        557        557        574
Revenue per visitor........................................................  $   25.09  $   25.78  $   25.78  $   26.25

------------------------

(1) Selling, general and administrative expense in the 1996 period increased primarily due to increased compensation expense paid to the owner of The Great Escape during that period.

(2)  See footnote 5 on page 28 for a discussion of EBITDA.

                                                                                                 NINE MONTHS
                                                                                                    ENDED
                                                                YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                            -------------------------------  --------------------
                                                              1993       1994       1995       1995       1996
                                                            ---------  ---------  ---------  ---------  ---------

                                                                                                 (UNAUDITED)
                                                                 (IN THOUSANDS, EXCEPT PER VISITOR AMOUNTS)
WATERWORLD(1)
STATEMENT OF OPERATIONS DATA:
Revenue:
Theme park admission......................................  $   2,661  $   3,346  $   7,017  $   6,758  $   7,228
Theme park food, merchandise and other....................      1,894      2,592      4,586      4,227      4,425
                                                            ---------  ---------  ---------  ---------  ---------
  Total...................................................      4,555      5,938     11,603     10,985     11,653
Operating costs and expenses:
Operating expenses........................................      1,387      2,296      3,558(2)     2,739(2)     3,941
Selling, general and administrative.......................      1,538      1,352      2,328      2,059      2,482
Cost of products sold.....................................        463        631      1,203      1,127      1,223
Depreciation and amortization.............................        521        556      1,018        674      1,075
                                                            ---------  ---------  ---------  ---------  ---------
  Total...................................................      3,909      4,835      8,107      6,599      8,721
                                                            ---------  ---------  ---------  ---------  ---------
Income (loss) from operations.............................        646      1,103      3,496      4,386      2,932
Other income (expense):
Interest expense, net.....................................       (184)      (207)      (546)      (375)      (446)
Other income (expense)....................................     --             92        183        183     --
                                                            ---------  ---------  ---------  ---------  ---------
  Total...................................................       (184)      (115)      (363)      (192)      (446)
                                                            ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.........................        462        988      3,133      4,194      2,486
Income tax expense (benefit)(3)...........................        (15)         1         92         92        163
                                                            ---------  ---------  ---------  ---------  ---------
Net income................................................  $     477  $     987  $   3,041  $   4,102  $   2,323
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------
OTHER DATA:
EBITDA(4).................................................  $   1,167  $   1,751  $   4,697(2) $   5,243(2) $   4,007
Net cash provided by operating activities.................  $     985  $   1,680  $   4,019  $   4,243  $   3,360
Capital expenditures......................................  $   2,683  $   1,551  $   9,243  $   8,818  $   2,406
Total attendance..........................................        258        280        602        602        604
Revenue per visitor(5)....................................  $   13.71  $   13.87  $   15.95  $   16.03  $   16.61

------------------------

(1) Represents historical financial and operating data of FRE and Concord (the owners of Waterworld) on a combined basis. The owners do not have any significant operations other than Waterworld. Concord commenced operation of Waterworld USA/Concord in May 1995. Accordingly, the combined financial statements include the results of operations subsequent to the opening of that park only for the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996.

(2) In 1995, Waterworld USA/Concord's operations benefited from the absence of substantial operating expenses during the construction period prior to the May 1995 opening of the facility. During 1996, the corporate structure was fully staffed during the entire period. Additionally, in 1995, Waterworld USA/Concord incurred rental expense of $75,000; in 1996, the lease, by its terms, converted to a percentage of revenue rent structure, resulting in rental expense of $352,000 in that year.

(3) FRE is an "S" Corporation and Concord is a partnership. Accordingly, taxes reflect only state taxes of FRE.

(4)  See footnote 5 appearing on page 28 for a discussion of EBITDA.

(5) Revenue per visitor does not include revenues of Paradise Island (a fee-per-attraction entertainment center) of $1,018,000, $2,054,000, $2,004,000, $1,333,000, and $1,621,000 for the years ended December 31,
    1993, 1994, and 1995 and for the nine months ended September 30, 1995 and 1996, respectively.

                                                                                   YEAR ENDED SEPTEMBER 30,
                                                                                -------------------------------
                                                                                  1994       1995       1996
                                                                                ---------  ---------  ---------

                                                                                   (IN THOUSANDS, EXCEPT PER
                                                                                       VISITOR AMOUNTS)
RIVERSIDE(1)
STATEMENT OF OPERATIONS DATA:
Revenue:
Theme park admission..........................................................  $   7,603  $   7,327  $   7,484
Theme park food, merchandise and other........................................     11,678     12,139     11,362
                                                                                ---------  ---------  ---------
  Total.......................................................................     19,281     19,466     18,846
Operating costs and expenses:
Operating expenses............................................................      8,673      8,436      7,515
Selling, general and administrative...........................................      6,614      6,059      6,555
Cost of products sold.........................................................      3,320      3,327      3,212
Depreciation and amortization.................................................        798        785        764
                                                                                ---------  ---------  ---------
  Total.......................................................................     19,405     18,607     18,046
                                                                                ---------  ---------  ---------
Income (loss) from operations.................................................       (124)       859        800
Other income (expense):
Interest expense, net.........................................................       (383)      (413)      (342)
Other income (expense)........................................................        250        (14)        (6)
                                                                                ---------  ---------  ---------
  Total.......................................................................       (133)      (427)      (348)
                                                                                ---------  ---------  ---------
Income (loss) before income taxes.............................................       (257)       432        452
Income tax expense (benefit)..................................................        (85)       182        209
                                                                                ---------  ---------  ---------
Net income (loss).............................................................  $    (172) $     250  $     243
                                                                                ---------  ---------  ---------
                                                                                ---------  ---------  ---------
OTHER DATA:
EBITDA(2).....................................................................  $     924  $   1,630  $   1,558
Net cash provided by operating activities.....................................  $     815  $   1,083  $   1,586
Capital expenditures..........................................................  $     466  $     328  $     691
Total attendance..............................................................        862        858        750
Revenue per visitor...........................................................  $   22.37  $   22.69  $   25.13

------------------------

(1) Represents historical consolidated financial and operating data of Stuart Amusement Company, the owner of Riverside. The owner does not have any significant operations other than Riverside.

(2)  See footnote 5 appearing on page 28 for a discussion of EBITDA.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    The following unaudited pro forma combined financial statements (the "Pro Forma Financial Statements") of the Company are based upon and should be read in conjunction with the historical financial statements of Premier, Funtime, Elitch Gardens Company, The Great Escape (owned by Storytown), FRE and Concord (the owners of Waterworld) and Stuart Amusement Company (the owner of Riverside), all of which are included elsewhere in this Prospectus. The Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1995 gives effect to (i) the financings relating to the Acquisitions, the presumed issuance of the Exchangeable Preferred Stock, the Funtime Acquisition, the Denver Acquisition and the California Acquisition as if they had occurred on January 1, 1995; (ii) The Great Escape Acquisition as if it had occurred on November 1, 1994; and (iii) the Riverside Acquisition as if it had occurred on October 1, 1994. The Unaudited Pro Forma Combined Statement of Operations for the nine months ended September 30, 1996 gives effect to the Recent Acquisitions, the related financings and the presumed issuance of the Exchangeable Preferred Stock as if they had occurred on January 1, 1996.

    The Unaudited Pro Forma Combined Balance Sheet is presented as if the Recent Acquisitions occurred on September 30, 1996. The Acquisitions have been (or in the case of the Riverside Acquisition, will be) accounted for using the purchase method of accounting. Allocations of the purchase price have been determined based upon estimates of fair value.

    The Pro Forma Financial Statements are for informational purposes only, have been prepared based on estimates and assumptions deemed by the Company to be appropriate and do not purport to be indicative of the financial position or results of operations which would actually have been attained if the Acquisitions had occurred as presented in such statements or which may be achieved in the future.

                               PREMIER PARKS INC.
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995

                                                                   HISTORICAL   HISTORICAL
                                                                   FUNTIME(1)   FUNTIME(2)
                                                                   SIX MONTHS   FORTY- THREE  HISTORICAL
                                                                      ENDED     DAYS ENDED     COMBINED     HISTORICAL   HISTORICAL
                                                      HISTORICAL     JULY 2,    AUGUST 14,   (PREMIER AND     ELITCH      THE GREAT
                                                        PREMIER       1995         1995        FUNTIME)       GARDENS      ESCAPE
                                                      -----------  -----------  -----------  -------------  -----------  -----------
                                                                   (UNAUDITED)  (UNAUDITED)   (UNAUDITED)

                                                                   (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)
Revenue:
Theme park admissions...............................   $  21,863    $   6,195    $   9,680     $  37,738     $  12,824    $   8,503
Theme park food, merchandise and other..............      19,633        8,958       13,450        42,041         7,015        5,857
                                                      -----------  -----------  -----------  -------------  -----------  -----------
  Total revenue.....................................      41,496       15,153       23,130        79,779        19,839       14,360
                                                      -----------  -----------  -----------  -------------  -----------  -----------
Operating costs and expenses:
Operating expenses..................................      19,775       10,537        6,039        36,351         8,373        4,702
Selling, general and administrative.................       9,272        3,459        2,533        15,264         9,289        2,001
Costs of products sold..............................       4,635        2,083        2,953         9,671         2,684        1,701
Depreciation and amortization.......................       3,866        3,316          829         8,011         1,550        1,018
                                                      -----------  -----------  -----------  -------------  -----------  -----------
  Total.............................................      37,548       19,395       12,354        69,297        21,896        9,422
                                                      -----------  -----------  -----------  -------------  -----------  -----------
Income (loss) from operations.......................       3,948       (4,242)      10,776        10,482        (2,057)       4,938
Other income (expense):
Interest expense, net...............................      (5,578)      (2,741)        (321)       (8,640)       (2,041)        (964)
Other income (expense)..............................        (177)           4           (4)         (177)         (157)      --
                                                      -----------  -----------  -----------  -------------  -----------  -----------
Total...............................................      (5,755)      (2,737)        (325)       (8,817)       (2,198)        (964)
Income (loss) before income taxes...................      (1,807)      (6,979)      10,451         1,665        (4,255)       3,974
Income tax expense (benefit)........................        (762)      (2,722)       4,076           592        --               34
                                                      -----------  -----------  -----------  -------------  -----------  -----------
Income (loss) before extraordinary loss.............   $  (1,045)   $  (4,257)   $   6,375     $   1,073     $  (4,255)   $   3,940
                                                      -----------  -----------  -----------  -------------  -----------  -----------
                                                      -----------  -----------  -----------  -------------  -----------  -----------
Income (loss) before extraordinary loss applicable
 to common stock....................................   $  (1,574)   $  (4,257)   $   6,375     $     544     $  (4,255)   $   3,940
                                                      -----------  -----------  -----------  -------------  -----------  -----------
                                                      -----------  -----------  -----------  -------------  -----------  -----------
Income (loss) per common share......................   $    (.40)     (13)         (13)          (13)          (13)         (13)
                                                      -----------
                                                      -----------
Weighted average shares.............................   3,938,000      (13)         (13)          (13)          (13)         (13)
                                                      -----------
                                                      -----------
OTHER DATA:
EBITDA(15)..........................................  $    7,706   $     (922 ) $   11,601   $    18,385    $     (664 ) $    5,956
                                                      -----------  -----------  -----------  -------------  -----------  -----------
                                                      -----------  -----------  -----------  -------------  -----------  -----------
Net cash provided by (used in) operating
 activities.........................................  $   10,646   $   (1,196 ) $    5,257   $    14,707    $      217        5,378
                                                      -----------  -----------  -----------  -------------  -----------  -----------
                                                      -----------  -----------  -----------  -------------  -----------  -----------


                                                       HISTORICAL    HISTORICAL    COMBINED       PRO FORMA        COMPANY

                                                      WATERWORLD(3)   RIVERSIDE   COMPANY(16)  ADJUSTMENTS(16)  PRO FORMA(16)

                                                      -------------  -----------  -----------  ---------------  -------------

                                                                                  (UNAUDITED)    (UNAUDITED)     (UNAUDITED)

Revenue:
Theme park admissions...............................    $   7,017     $   7,327    $  73,409      $  --          $    73,409

Theme park food, merchandise and other..............        4,586        12,139       71,638            360(4)        71,998

                                                      -------------  -----------  -----------       -------     -------------

  Total revenue.....................................       11,603        19,466      145,047            360          145,407

                                                      -------------  -----------  -----------       -------     -------------

Operating costs and expenses:
Operating expenses..................................        3,558         8,436       61,420         (2,001)(5)       59,419

Selling, general and administrative.................        2,328         6,059       34,941         (6,858)(6)       28,083

Costs of products sold..............................        1,203         3,327       18,586           (182)(7)       18,404

Depreciation and amortization.......................        1,018           785       12,382            848(8)        13,230

                                                      -------------  -----------  -----------       -------     -------------

  Total.............................................        8,107        18,607      127,329         (8,193)         119,136

                                                      -------------  -----------  -----------       -------     -------------

Income (loss) from operations.......................        3,496           859       17,718          8,553           26,271

Other income (expense):
Interest expense, net...............................         (546)         (413)     (12,604)        (3,114)(9)      (15,718)

Other income (expense)..............................          183           (14)        (165)          (183)(10)         (348)

                                                      -------------  -----------  -----------       -------     -------------

Total...............................................         (363)         (427)     (12,769)        (3,297)         (16,066)

Income (loss) before income taxes...................        3,133           432        4,949          5,256           10,205

Income tax expense (benefit)........................           92           182          900          3,540(11)        4,440

                                                      -------------  -----------  -----------       -------     -------------

Income (loss) before extraordinary loss.............    $   3,041     $     250    $   4,049      $   1,716      $     5,765

                                                      -------------  -----------  -----------       -------     -------------

                                                      -------------  -----------  -----------       -------     -------------

Income (loss) before extraordinary loss applicable
 to common stock....................................    $   3,041     $     (26)   $   3,244      $    (229)(12)  $     3,015

                                                      -------------  -----------  -----------       -------     -------------

                                                      -------------  -----------  -----------       -------     -------------

Income (loss) per common share......................      (13)          (13)         (13)                       $        .27

                                                                                                                -------------

                                                                                                                -------------

Weighted average shares.............................      (13)          (13)         (13)                         11,262,000 (14)

                                                                                                                -------------

                                                                                                                -------------

OTHER DATA:
EBITDA(15)..........................................  $     4,697    $    1,630   $   30,004   $      9,218     $     39,222

                                                      -------------  -----------  -----------       -------     -------------

                                                      -------------  -----------  -----------       -------     -------------

Net cash provided by (used in) operating
 activities.........................................  $     4,019    $    1,083   $   25,404   $      6,104     $     31,508

                                                      -------------  -----------  -----------       -------     -------------

                                                      -------------  -----------  -----------       -------     -------------



See accompanying notes to unaudited pro forma combined statement of operations.

                               PREMIER PARKS INC.

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1995

BASIS OF PRESENTATION


    The accompanying unaudited pro forma combined statement of operations for the year ended December 31, 1995, has been prepared based upon certain pro forma adjustments to historical financial information of the Company, Funtime, Elitch Gardens, The Great Escape, Waterworld and Riverside. The Company's acquisitions of the operating assets of Elitch Gardens, Waterworld and The Great Escape occurred on October 31, 1996, November 19, 1996 and December 4, 1996, respectively. The Company's acquisition of the capital stock of Stuart Amusement Company, the owner of Riverside, is scheduled to occur in early February 1997. The Company acquired Funtime in August 1995.


    The unaudited pro forma combined statement of operations for the year ended December 31, 1995, has been prepared assuming the Acquisitions, the related financings and the presumed issuance of the Exchangeable Preferred Stock occurred January 1, 1995 (November 1, 1994, in the case of The Great Escape and October 1, 1994, in the case of Riverside). The unaudited pro forma combined statement of operations should be read in conjunction with the financial statements of the Company, Funtime, Elitch Gardens, The Great Escape, Waterworld and Riverside and notes thereto included elsewhere herein.


    The pro forma weighted average of shares used to calculate pro forma income per share is based on the actual weighted average number of shares outstanding during 1995, adjusted to give effect to shares of Common Stock issued in the Preferred Stock Conversion in June 1996 and upon conversion of subordinated notes (August 1995) and adjusted to give effect to the issuance of 3,939,000 shares of Common Stock in June 1996 pursuant to the Public Offering, a portion of the proceeds of which were utilized to make the acquisitions, as well as approximately 9,000 shares of Common Stock issued in The Great Escape Acquisition and approximately 32,000 shares of Riverside Stock issued as partial consideration for the Riverside Acquisition (assuming a December 20, 1996 issue date).


PRO FORMA ADJUSTMENTS (ALL DOLLAR AMOUNTS IN THOUSANDS)

(1) See Funtime's Consolidated Financial Statements included herein.
(2) Represents the results of Funtime from the end of the first six months of 1995 through August 14, 1995, the day prior to the Funtime Acquisition.
(3) The amounts for Waterworld are the combined amounts of revenues and expenses of FRE and Concord with elimination of the 50% interest of Concord owned by FRE.
(4)        Other revenue adjustments reflect the following:

               Effects of new contractual arrangement for Funtime's
                 Darien Lake's 20,000 seat amphitheater..................  $     395
               Elimination of operations of Funtime-Famous Recipe
                 restaurants which the Company closed....................       (360)
               Change in concessionaire arrangements at the Funtime
                 parks...................................................        325
                                                                           ---------
                                                                           $     360
                                                                           ---------
                                                                           ---------

(5)        Operating expense adjustments reflect the following:

               Elimination of operations of Funtime-Famous Recipe
                 restaurants which the Company closed....................  $     239
               Reduction of Funtime operating expenses related to
                 insurance and leasing...................................        672
               Reduction of Elitch Gardens operating expenses related to
                 park staffing levels and lease expenses.................      1,090
                                                                           ---------
                                                                           $   2,001
                                                                           ---------
                                                                           ---------

                               PREMIER PARKS INC.

                          YEAR ENDED DECEMBER 31, 1995

(6)        Selling, general and administrative expense adjustments reflect the following:
               Elimination of duplicative corporate personnel costs and corporate
                 expense at the Funtime parks....................................             $   1,175
               Elimination of duplicative corporate personnel costs and corporate expenses at Elitch Gardens as follows:

                   Corporate and full time personnel costs.......................  $   1,520
                   Pre-opening marketing costs...................................        847
                   Insurance and entertainment costs.............................        725
                   Professional fees.............................................        492
                   Rental expense................................................        111
                                                                                   ---------
                                                                                                  3,695

               Elimination of duplicative corporate personnel costs at The Great
                 Escape..........................................................                   500
               Elimination of duplicative corporate personnel costs and corporate
                 expenses at Waterworld..........................................                   112
               Elimination of duplicative corporate personnel costs and corporate expenses of Riverside as follows:
                   Corporate and full-time personnel costs.......................  $     560
                   Insurance expense.............................................        385
                   Professional fees.............................................        241
                   Other.........................................................        190
                                                                                   ---------
                                                                                                  1,376
                                                                                              ---------
                                                                                              $   6,858
                                                                                              ---------
                                                                                              ---------

(7)        Adjustment reflects the elimination of operations of Funtime-Famous Recipe restaurants which the Company closed.

(8)        Adjustment reflects the effects of eliminating historical depreciation ($8,516) of the acquired parks, the pro forma depreciation of $8,479 on the Funtime property and equipment and the property and equipment of Elitch Gardens, The Great Escape,
           Waterworld and Riverside and the pro forma amortization of $885 on the $22,124 costs in excess of fair value. Of the total purchase price for the Recent Acquisitions, $103,250 was allocated to depreciable assets and $16,700 allocated to land. Depreciation is based on estimated lives of 15 to 25 years. Intangible assets are amortized over 25 years.

(9)        Adjustment reflects the increase in interest expense as if the acquisitions of Funtime,
           Elitch Gardens, The Great Escape, Waterworld and Riverside and the related financings had been consummated on January 1, 1995. Approximately $1,848 of secured indebtedness of Premier was not refinanced with the proceeds of the Existing Notes issued in August
           1995. Additionally, as a component of the financing transactions, obligations of $3,259 were recognized as a result of modifications of certain lease agreements resulting in their reclassification as capital leases. Other than the proceeds of the Term Loan
           Facility, the funding of the acquisitions of Elitch Gardens, Waterworld, and The Great
           Escape is from the proceeds of the Company's June 1996 Public Offering and cash from operations. Funding of the Riverside Acquisition is presumed to have been made from the proceeds of the issuance of the Exchangeable Preferred Stock. Issuance costs

                               PREMIER PARKS INC.

                          YEAR ENDED DECEMBER 31, 1995

           associated with the Existing Notes and the Term Loan Facility are being amortized over their respective eight and five year terms. The components of the adjustment are as follows:

               Interest expense on the Existing Notes issued in August 1995 --
                 January 1, 1995 to August 14, 1995..............................  $   6,750
               Interest expense on the Term Loan Facility........................      4,204
               Amortization costs associated with issuance of the Existing
                 Notes...........................................................        383
               Amortization of costs associated with Term Loan Facility..........        415
               Elimination of historical interest expense--Premier...............     (1,689)
               Elimination of historical interest expense--Funtime...............     (3,062)
               Elimination of historical interest expense--Elitch Gardens, The
                 Great Escape, Waterworld and Riverside..........................     (3,964)
               Interest relating to reclassified capital leases..................         77
                                                                                   ---------
                                                                                   $   3,114
                                                                                   ---------
                                                                                   ---------


           If the Concurrent Offering is consummated (assuming an interest rate of 10% per annum on the New Notes) and after giving effect to the repayment in full of the Term Loan
           Facility, pro forma interest expense, net, would be $21,866. For purposes of these adjustments, the Company has assumed that the New Credit Facility will be amended, rather than terminated.
(10)       Adjustment reflects the elimination of a development fee recognized by one of the
           Waterworld parks for developing the other Waterworld park.
(11)       Adjustment reflects the application of income taxes at a rate of 40% to the pro forma adjustments and to the acquired operations that were not previously directly subject to income taxation and after consideration of permanent differences.
(12)       Adjustment reflects the aggregate pro forma adjustments to income (loss) before extraordinary loss and the elimination of $529 of accumulated, but unpaid, preferred stock dividends as a result of the Preferred Stock Conversion in June 1996, the elimination of $276 of preferred stock dividends declared by Riverside and $2,750 of dividends on $20,000 of Exchangeable Preferred Stock presumed to have been issued to fund the Riverside Acquisition.
(13)       Income (loss) per common share and weighted average share data are not presented for
           Funtime, Elitch Gardens, The Great Escape, Waterworld and Riverside as the
           information is not meaningful.
(14)       The calculation of pro forma weighted average shares outstanding for the year ended December 31, 1995 is as follows:


               Weighted average shares of Common Stock outstanding..................   3,938,000
               Common Stock issued as a result of the conversion of the Company's
                 subordinated notes, presumed outstanding on January 1, 1995........     920,000
               Preferred Stock Conversion into Common Stock, as if issued and
                 converted on January 1, 1995.......................................   2,424,000
               Common Stock issued in the June 1996 Public Offering, a portion of
                 the proceeds of which were used to make the Recent Acquisitions....   3,939,000
               Common Stock issued as partial consideration for The Great Escape
                 Acquisition........................................................       9,000
               Common Stock issued as partial consideration for the Riverside
                 Acquisition........................................................      32,000
                                                                                      ----------
                                                                                      11,262,000
                                                                                      ----------
                                                                                      ----------

                               PREMIER PARKS INC.

                          YEAR ENDED DECEMBER 31, 1995

           EBITDA is defined as earnings from continuing operations before interest expense,
(15)       net, income tax expense (benefit), depreciation and amortization, minority interest and equity in loss of partnership. The Company has included information concerning
           EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Statements of the Cash Flows contained in the financial statements included elsewhere herein.
(16)       If the Riverside Acquisition is not consummated, Combined Company, Pro Forma
           Adjustments and Company Pro Forma would be as follows:

                                                            COMBINED     PRO FORMA      COMPANY
                                                             COMPANY    ADJUSTMENTS    PRO FORMA
                                                           -----------  -----------  -------------
                                                           (UNAUDITED)  (UNAUDITED)   (UNAUDITED)

                                                               (IN THOUSANDS, EXCEPT FOR SHARE
                                                                     AND PER SHARE DATA)
Revenue:
Theme park admissions....................................   $  66,082    $  --       $      66,082
Theme park food, merchandise and other...................      59,499          360(4)        59,859
                                                           -----------  -----------  -------------
  Total..................................................     125,581          360         125,941
                                                           -----------  -----------  -------------
Operating costs and expenses:
Operating expenses.......................................      52,984       (2,001)(5)        50,983
Selling, general and administrative......................      28,882       (5,482)(6)        23,400
Costs of products sold...................................      15,259         (182)(7)        15,077
Depreciation and amortization............................      11,597          211(8)        11,808
                                                           -----------  -----------  -------------
  Total..................................................     108,722       (7,454)        101,268
                                                           -----------  -----------  -------------
Income from operations...................................      16,859        7,814          24,673
Other income (expense):
Interest expense, net....................................     (12,191)      (3,527)(9)       (15,718)
Other income (expense)...................................        (151)        (183) 10)          (334)
                                                           -----------  -----------  -------------
Total....................................................     (12,342)      (3,710)        (16,052)
Income before income taxes...............................       4,517        4,104           8,621
Income tax expense ......................................         718        2,946(11)         3,664
                                                           -----------  -----------  -------------
Income before extraordinary loss.........................   $   3,799    $   1,158   $       4,957
                                                           -----------  -----------  -------------
                                                           -----------  -----------  -------------
Income before extraordinary loss applicable to common
  stock..................................................   $   3,270    $   1,687(12) $       4,957
                                                           -----------  -----------  -------------
                                                           -----------  -----------  -------------
Income per common share..................................     (13)                   $        0.44
                                                                                     -------------
                                                                                     -------------
Weighted average shares..................................     (13)                      11,230,000(14)
                                                                                     -------------
                                                                                     -------------
OTHER DATA:
EBITDA(15)...............................................  $   28,374   $    7,842   $      36,216
                                                           -----------  -----------  -------------
                                                           -----------  -----------  -------------
Net cash provided by operating activities................  $   24,321   $    4,245   $      28,566
                                                           -----------  -----------  -------------
                                                           -----------  -----------  -------------

                               PREMIER PARKS INC.
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
              (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                              HISTORICAL     HISTORICAL        HISTORICAL        HISTORICAL    HISTORICAL     COMBINED
                                PREMIER    ELITCH GARDENS   THE GREAT ESCAPE   WATERWORLD(1)    RIVERSIDE   COMPANY(14)
                              -----------  ---------------  -----------------  --------------  -----------  ------------
REVENUE
Theme park admissions.......   $  38,970     $    10,631        $   8,938        $    7,228     $   7,265    $   73,032
Theme park food, merchandise
  and other.................      50,822           8,875            6,092             4,425        11,061        81,275
                              -----------  ---------------        -------           -------    -----------  ------------
    Total...................      89,792          19,506           15,030            11,653        18,326       154,307
                              -----------  ---------------        -------           -------    -----------  ------------
Operating costs and
  expenses:
Operating expenses..........      32,897           8,108            4,293             3,941         6,862        56,101
Selling, general and
  administrative............      15,363           6,687            2,593             2,482         5,273        32,398
Costs of products sold......      10,685           3,287            1,812             1,223         3,126        20,133
Depreciation and
  amortization..............       5,599          10,291            1,079             1,075           583        18,627
                              -----------  ---------------        -------           -------    -----------  ------------
    Total...................      64,544          28,373            9,777             8,721        15,844       127,259
                              -----------  ---------------        -------           -------    -----------  ------------
Income (loss) from
  operations................      25,248          (8,867)           5,253             2,932         2,482        27,048

OTHER INCOME (EXPENSE):
Interest expense, net.......      (7,657)         (3,193)            (711)             (446)         (274)      (12,281)
Other income (expense)......         (59)           (284)          --                --            --              (343)
                              -----------  ---------------        -------           -------    -----------  ------------
    Total...................      (7,716)         (3,477)            (711)             (446)         (274)      (12,624)
Income (loss) before income
  taxes.....................      17,532         (12,344)           4,542             2,486         2,208        14,424
Income tax expense..........       7,020         --                    40               163           928         8,151
                              -----------  ---------------        -------           -------    -----------  ------------
Net income (loss)...........   $  10,512     $   (12,344)       $   4,502        $    2,323     $   1,280    $    6,273
                              -----------  ---------------        -------           -------    -----------  ------------
                              -----------  ---------------        -------           -------    -----------  ------------
Net income (loss) applicable
  to common stock...........   $   9,909     $   (12,344)       $   4,502        $    2,323     $   1,068    $    5,458
                              -----------  ---------------        -------           -------    -----------  ------------
                              -----------  ---------------        -------           -------    -----------  ------------
Net income per common
  share.....................   $    1.24             (11)             (11)              (11)          (11)          (11)
                              -----------
                              -----------
Weighted average shares.....   7,979,000             (11)             (11)              (11)          (11)          (11)
                              -----------
                              -----------

OTHER DATA:
EBITDA(13)..................   $  30,848     $     1,140        $   6,332        $    4,007     $   3,065    $   45,392
                              -----------  ---------------        -------           -------    -----------  ------------
                              -----------  ---------------        -------           -------    -----------  ------------
Net cash provided by (used
  in) operating
  activities................   $  10,222     $      (720)       $   5,791        $    3,360     $   3,161    $   21,814
                              -----------  ---------------        -------           -------    -----------  ------------
                              -----------  ---------------        -------           -------    -----------  ------------

                                 PRO FORMA        COMPANY
                              ADJUSTMENTS(14)  PRO FORMA(14)
                              ---------------  --------------
REVENUE
Theme park admissions.......     $  --          $     73,032
Theme park food, merchandise
  and other.................           300(2)         81,575
                              ---------------  --------------
    Total...................           300           154,607
                              ---------------  --------------
Operating costs and
  expenses:
Operating expenses..........          (350)(3)        54,376
                                    (1,375)(4)
Selling, general and
  administrative............        (4,513)(5)        27,885
Costs of products sold......        --                20,133
Depreciation and
  amortization..............        (7,832)(6)        10,795
                              ---------------  --------------
    Total...................       (14,070)          113,189
                              ---------------  --------------
Income (loss) from
  operations................        14,370            41,418
OTHER INCOME (EXPENSE):
Interest expense, net.......         1,160(7)        (11,121)
Other income (expense)......           125(8)           (218)
                              ---------------  --------------
    Total...................         1,285           (11,339)
Income (loss) before income
  taxes.....................        15,655            30,079
Income tax expense..........         4,149(9)         12,300
                              ---------------  --------------
Net income (loss)...........     $  11,506      $     17,779
                              ---------------  --------------
                              ---------------  --------------
Net income (loss) applicable
  to common stock...........     $  10,321 (10  $     15,779
                              ---------------  --------------
                              ---------------  --------------
Net income per common
  share.....................                    $       1.35
                                               --------------
                                               --------------
Weighted average shares.....                      11,701,000(12)
                                               --------------
                                               --------------
OTHER DATA:
EBITDA(13)..................     $   6,663      $     52,055
                              ---------------  --------------
                              ---------------  --------------
Net cash provided by (used
  in) operating
  activities................     $   7,823      $     29,637
                              ---------------  --------------
                              ---------------  --------------


See accompanying notes to unaudited pro forma combined statement of operations

                               PREMIER PARKS INC.

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1996

BASIS OF PRESENTATION


    The accompanying pro forma combined statement of operations for the nine months ended September 30, 1996 has been prepared based upon certain pro forma adjustments to historical financial information of the Company, Elitch Gardens, The Great Escape, Waterworld and Riverside. The Company's acquisitions of the operating assets of Elitch Gardens, Waterworld and The Great Escape occurred on October 31, 1996, November 19, 1996 and December 4, 1996, respectively. The Company's acquisition of the capital stock of Stuart Amusement Company, the owner of Riverside, is scheduled to occur in early February 1997. The Company acquired Funtime in 1995.


    The unaudited pro forma combined statement of operations for the nine months ended September 30, 1996 has been prepared assuming the acquisitions of Elitch Gardens, Waterworld, The Great Escape and Riverside, the related financings and the presumed issuance of the Exchangeable Preferred Stock occurred on January 1, 1996. The operations of Funtime are included in the Company's operations for 1996 since the acquisition of Funtime occurred in 1995. The unaudited pro forma combined statement of operations should be read in conjunction with the financial statements of the Company, Elitch Gardens, The Great Escape, Waterworld and Riverside, and notes thereto included elsewhere herein.


    The pro forma weighted average number of common shares used to calculate pro forma income per share is based on the actual weighted average number of shares outstanding during the nine months ended September 30, 1996, adjusted to give effect to shares issued in the Preferred Stock Conversion (June 1996) and the issuance of 3,939,000 shares in June 1996 pursuant to the Public Offering, a portion of the proceeds of which were utilized to make the Recent Acquisitions, as well as approximately 9,000 shares of Common Stock issued in The Great Escape Acquisition and approximately 32,000 shares of Riverside Stock issued as partial consideration for the Riverside Acquisition (assuming a December 20, 1996 issue date).

PRO FORMA ADJUSTMENT (ALL DOLLAR AMOUNTS IN THOUSANDS)

     (1) The amounts for Waterworld are the combined amounts of revenues and expenses of FRE and Concord with elimination of the 50% interest of Concord owned by FRE.

     (2) Adjustment reflects the change in concessionaire arrangements at Riverside.

     (3) Adjustment reflects the change in food concessionaire arrangements at Elitch Gardens.

     (4) Adjustments reflect the reduction of Elitch Gardens operating expenses related to park staffing levels ($1,000) and entertainment contracts ($375).

                               PREMIER PARKS INC.

                      NINE MONTHS ENDED SEPTEMBER 30, 1996

     (5) Selling, general and administrative expense adjustments reflect the following:

           Elimination of duplicative corporate personnel costs and
             corporate expenses at Elitch Gardens as follows:
               Corporate and full-time personnel costs.....................  $   1,140
               Insurance expense...........................................        375
               Professional fees...........................................        466
               Rental expense..............................................         89
                                                                             ---------
                                                                                            2,070

           Elimination of duplicative corporate personnel expenses at The
             Great Escape..................................................                 1,300
           Elimination of duplicative corporate personnel costs and
             corporate expenses at Waterworld..............................                    88
           Elimination of duplicative corporate personnel costs and
             corporate expenses at Riverside as follows:
               Corporate and full-time personnel costs.....................  $     420
               Insurance expense...........................................        289
               Professional fees...........................................        180
               Other.......................................................        166
                                                                             ---------
                                                                                            1,055
                                                                                        ---------
                                                                                        $   4,513
                                                                                        ---------
                                                                                        ---------

     (6) Adjustment reflects the effects of eliminating historical depreciation ($5,028) and impairment provision ($8,000) recognized by one of the acquired parks, the pro forma depreciation of $4,532 on the property and equipment of Elitch Gardens, The Great Escape, Waterworld and Riverside and the pro forma amortization of $664 on the $22,124 costs in excess of fair value. Of the total purchase price for the Recent Acquisitions, $103,250 was allocated to depreciable assets and $16,700 was allocated to land. Depreciation is based on estimated lives of 15 to 25 years. Intangible assets are amortized over 25 years.

     (7) Adjustment reflects the decrease in interest expense as if the acquisitions of Elitch Gardens, The Great Escape, Waterworld and Riverside and related borrowings under the Term Loan Facility had been consummated on January 1, 1996. Other than the proceeds of the Term Loan Facility, the funding of the acquisitions of Elitch Gardens, Waterworld, and The Great Escape is assumed to be from the proceeds of the June 1996 Public Offering and cash from operations. Funding of the Riverside Acquisition is presumed to have been made from the proceeds of the issuance of the Exchangeable Preferred Stock. Issuance costs associated with the Existing Notes and the Term Loan Facility are being amortized over the respective eight and five year terms. The components of the adjustment are as follows:

            Interest expense on the Term Loan Facility.......................................  $   3,153
            Amortization of costs associated with Term Loan Facility.........................        311
            Elimination of historical interest expense -- Elitch Gardens, The Great Escape,
              Waterworld and Riverside.......................................................     (4,624)
                                                                                               ---------
                                                                                               $  (1,160)
                                                                                               ---------
                                                                                               ---------

         If the Concurrent Offering is consummated (assuming an interest rate of 10% per annum on the New Notes) and after giving effect to the repayment in full of the Term Loan Facility, pro forma interest

                               PREMIER PARKS INC.

                      NINE MONTHS ENDED SEPTEMBER 30, 1996

       expense, net, would be $15,732. For purposes of these adjustments, the Company has assumed that the New Credit Facility will be amended, rather than terminated.

     (8) Adjustment reflects the elimination of food service management fee at Elitch Gardens.

     (9) Adjustment reflects the application of income taxes at a rate of 40% to the pro forma adjustments and to the acquired operations that were not previously directly subject to income taxation and after consideration of permanent differences.


     (10)  Adjustment reflects the aggregate pro forma adjustment to income
           (loss) before extraordinary loss and the elimination of $603 of preferred stock dividends as a result of the Preferred Stock Conversion, the elimination of $212 of preferred stock dividends declared by Riverside and $2,000 of dividends on $20,000 of Exchangeable Preferred Stock presumed to have been issued to fund the Riverside Acquisition.


    (11) Income (loss) per common share and weighted average share data are not presented for Elitch Gardens, The Great Escape, Waterworld and Riverside as the information is not meaningful.

    (12) The calculation of pro forma weighted average shares outstanding for the nine months ended September 30, 1996 is as follows:

            Weighted average shares of Common Stock outstanding...........................  7,979,000
            Preferred Stock Conversion, as if issued and converted on January 1, 1996.....  1,619,000
            Common Stock issued in the Public Offering, a portion of the proceeds of which were used to make the Recent Acquisitions, as if issued on January 1,
              1996........................................................................  2,062,000
            Common Stock issued as partial consideration for The Great Escape
              Acquisition.................................................................      9,000
            Common Stock issued as partial consideration for the Riverside Acquisition....     32,000
                                                                                            ---------
                                                                                            11,701,000
                                                                                            ---------
                                                                                            ---------

    (13) EBITDA is defined as earnings from continuing operations before interest expense, net, income tax expense (benefit), depreciation and amortization, minority interest and equity in loss of partnership. The Company has included information concerning EBITDA because it is used by certain investors as a measure of the Company's ability to service and/or incur debt. EBITDA is not required by GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Statements of the Cash Flows contained in the financial statements included elsewhere herein.

                               PREMIER PARKS INC.

                      NINE MONTHS ENDED SEPTEMBER 30, 1996

    (14) If the Riverside Acquisition is not consummated, Combined Company, Pro Forma Adjustments and Company Pro Forma would be as follows:


                                                                             COMBINED    PRO FORMA      COMPANY
                                                                             COMPANY    ADJUSTMENTS    PRO FORMA
                                                                            ----------  -----------  -------------
                                                                             (IN THOUSANDS, EXCEPT FOR SHARE AND
                                                                                       PER SHARE DATA)
REVENUE
Theme park admissions.....................................................  $   65,767   $  --       $      65,767
Theme park food, merchandise and other....................................      70,214      --              70,214
                                                                            ----------  -----------  -------------
    Total.................................................................     135,981      --             135,981
                                                                            ----------  -----------  -------------
Operating costs and expenses:
                                                                                              (350)(3)
Operating expenses........................................................      49,239      (1,375)(4)        47,514
Selling, general and administrative.......................................      27,125      (3,458)(5)        23,667
Costs of products sold....................................................      17,007      --              17,007
Depreciation and amortization.............................................      18,044      (8,315)(6)         9,729
                                                                            ----------  -----------  -------------
    Total.................................................................     111,415     (13,498)         97,917
                                                                            ----------  -----------  -------------
Income from operations....................................................      24,566      13,498          38,064

OTHER INCOME (EXPENSE):
Interest expense, net.....................................................     (12,007)        886(7)       (11,121)
Other income (expense)....................................................        (343)        125(8)          (218)
                                                                            ----------  -----------  -------------
    Total.................................................................      12,350       1,011         (11,339)
Income before income taxes................................................      12,216      14,509          26,725
Income tax expense........................................................       7,223       3,629(9)        10,852
                                                                            ----------  -----------  -------------
Net income................................................................  $    4,993   $  10,880   $      15,873
                                                                            ----------  -----------  -------------
                                                                            ----------  -----------  -------------
Net income applicable to common stock.....................................  $    4,390   $  11,483 (10 $      15,873
                                                                            ----------  -----------  -------------
                                                                            ----------  -----------  -------------
Net income per common share...............................................     (11)                  $        1.36
                                                                                                     -------------
                                                                                                     -------------
Weighted average shares...................................................     (11)                     11,669,000(12)
                                                                                                     -------------
                                                                                                     -------------

OTHER DATA:
EBITDA(13)................................................................  $   42,327  $    5,308   $      47,635
                                                                            ----------  -----------  -------------
                                                                            ----------  -----------  -------------
Net cash provided by operating
  activities..............................................................  $   18,653  $    6,194   $      24,847
                                                                            ----------  -----------  -------------
                                                                            ----------  -----------  -------------

                               PREMIER PARKS INC.
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1996
                                 (IN THOUSANDS)

                                             HISTORICAL   HISTORICAL
                                  HISTORICAL   ELITCH      THE GREAT   HISTORICAL   HISTORICAL   COMBINED
                                   PREMIER     GARDENS      ESCAPE     WATERWORLD(1)  RIVERSIDE   COMPANY
                                  ---------  -----------  -----------  -----------  -----------  ---------
ASSETS:
Cash and cash equivalents.......  $  73,766   $   2,969    $     569    $     854    $     197   $  78,355
Accounts receivable.............      8,409         969          265          338          983      10,964
Inventories.....................      3,460         860           94          143          786       5,343
Prepaid expenses................      1,906         128           92          208          356       2,690
                                  ---------  -----------  -----------  -----------  -----------  ---------
      Total current assets......     87,541       4,926        1,020        1,543        2,322      97,352
Deferred charges................      4,448       1,629           63           57          193       6,390
Deposits and other..............      7,125      --           --               10            2       7,137
                                  ---------  -----------  -----------  -----------  -----------  ---------
    Other assets................     11,573       1,629           63           67          195      13,527
Property and equipment, net.....    140,153      57,728       13,996       15,706        6,377     233,960
Intangible assets, net..........     12,847      --           --           --           --          12,847
                                  ---------  -----------  -----------  -----------  -----------  ---------
    Total assets................  $ 252,114   $  64,283    $  15,079    $  17,316    $   8,894     357,686
                                  ---------  -----------  -----------  -----------  -----------  ---------
                                  ---------  -----------  -----------  -----------  -----------  ---------
LIABILITIES AND STOCKHOLDERS'
 EQUITY:
Accounts payable and accrued
 expenses.......................  $   6,378   $   3,983    $     607    $     997    $   3,262   $  15,227
Accrued interest payable........      1,386       2,454       --           --           --           3,840
Current maturities of long-term
 debt and capital lease
 obligations....................      1,054      36,994        1,200        1,621        1,151      42,020
                                  ---------  -----------  -----------  -----------  -----------  ---------
      Total current
        liabilities.............      8,818      43,431        1,807        2,618        4,413      61,087
Long-term debt and capital lease
 obligations....................     92,350       6,465        1,600        5,182       --         105,597
Other long-term liabilities.....      3,234      --            3,782       --           --           7,016
Deferred income taxes...........     26,138      --           --           --              965      27,103
Mandatorily redeemable preferred
 stock..........................     --              --           --           --        3,405       3,405
Stockholders' equity............    121,574      14,387        7,890        9,516          111     153,478
                                  ---------  -----------  -----------  -----------  -----------  ---------
Total liabilities and
 stockholders' equity...........  $ 252,114   $  64,283    $  15,079    $  17,316    $   8,894   $ 357,686
                                  ---------  -----------  -----------  -----------  -----------  ---------
                                  ---------  -----------  -----------  -----------  -----------  ---------

                                                     COMPANY
                                    PRO FORMA          PRO
                                  ADJUSTMENTS(4)    FORMA(4)
                                  --------------   -----------
ASSETS:
Cash and cash equivalents.......     $ (4,392)(2)   $  13,674
                                      (60,289)(3)
Accounts receivable.............       (1,572)(2)       9,392
Inventories.....................      --                5,343
Prepaid expenses................      --                2,690
                                  --------------   -----------
      Total current assets......      (66,253)         31,099
Deferred charges................       (1,942)(2)       6,523
                                        2,075(3)
Deposits and other..............          (10)(2)       8,127
                                        1,000(3)
                                  --------------   -----------
    Other assets................        1,123          14,650
Property and equipment, net.....       28,464(3)      262,424
Intangible assets, net..........       22,124(3)       34,971
                                  --------------   -----------
    Total assets................     $(14,542)      $ 343,144
                                  --------------   -----------
                                  --------------   -----------
LIABILITIES AND STOCKHOLDERS'
 EQUITY:
Accounts payable and accrued
 expenses.......................     $ (5,587)(2)   $  10,904
                                        1,264(3)
Accrued interest payable........       (2,454)(2)       1,386
Current maturities of long-term
 debt and capital lease
 obligations....................      (39,815)(2)       1,054
                                       (1,151)(3)
                                  --------------   -----------
      Total current
        liabilities.............      (47,743)         13,344
Long-term debt and capital lease
 obligations....................      (13,247)(2)     149,350
                                       57,000(3)
Other long-term liabilities.....       (3,782)(2)       5,684
                                        2,450(3)
Deferred income taxes...........        5,489(3)       32,592
Mandatorily redeemable preferred
 stock..........................       (3,405)(3)          --
Stockholders' equity............      (31,904)(2)     142,174
                                       20,600(3)
                                  --------------   -----------
Total liabilities and
 stockholders' equity...........     $(14,542)      $ 343,144
                                  --------------   -----------
                                  --------------   -----------

See accompanying notes to unaudited pro forma combined balance sheet

                               PREMIER PARKS INC.
              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1996

BASIS OF PRESENTATION


    The accompanying unaudited pro forma combined balance sheet as of September 30, 1996 has been prepared based on certain pro forma adjustments to historical financial information of the Company, Elitch Gardens, The Great Escape, Waterworld and Riverside. The Company's acquisition of the operating assets of Elitch Gardens, Waterworld and The Great Escape occurred on October 31, 1996, November 19, 1996, and December 4, 1996, respectively. The Company's acquisition of the capital stock of Stuart Amusement Company (the owner of Riverside) is scheduled to occur in early February 1997.


    The unaudited pro forma combined balance sheet as of September 30, 1996 has been prepared assuming the acquisition of Elitch Gardens, Waterworld, The Great Escape and Riverside occurred on September 30, 1996. The assets and liabilities of Funtime are included in the Company's assets and liabilities as of September 30, 1996, since the acquisition of Funtime occurred in 1995. The unaudited pro forma combined balance sheet should be read in conjunction with the financial statements of the Company, Elitch Gardens, The Great Escape, Waterworld and Riverside and notes thereto included elsewhere herein.

PRO FORMA ADJUSTMENTS (ALL DOLLAR AMOUNTS IN THOUSANDS)

(1) The amounts for Waterworld are the combined amounts of assets, liabilities, and equity of FRE and Concord with elimination of the 50% interest of Concord owned by FRE.

(2) Adjustments reflect the elimination of deferred charges ($193) of Riverside associated with long-term debt of Riverside which will be paid in full at the closing and the elimination of assets not purchased ($7,723) and liabilities not assumed ($64,885) by the Company, as follows:

       (a) the Company did not acquire the cash ($4,392), accounts receivable ($1,572) or deferred charges ($1,749) or deposits ($10) of Elitch Gardens, Waterworld or The Great Escape.

       (b) the Company did not assume the accounts payable and accrued expenses ($5,587), accrued interest payable ($2,454), current maturities of long-term debt and capital lease obligations ($39,815), long-term debt and capital lease obligations ($13,247), or other long-term liabilities ($3,782) of Elitch Gardens, Waterworld or The Great Escape.

(3) Adjustment reflects the purchase for cash of the operating assets of Elitch Gardens ($62,500), Waterworld ($17,250), and The Great Escape ($33,000), the purchase from the lessor of certain assets of Elitch Gardens subject to a capital lease ($496), the purchase of the stock of Riverside ($22,150 purchase price reduced by $1,000 worth of Common Stock to be issued and $2,132 of current liabilities to be assumed by Premier pursuant to the stock purchase agreement, both of which will reduce the cash consideration to be paid to the owners of Riverside), the purchase from the concessionaire of certain assets used at Riverside ($450) and estimated transaction costs of $1,900. Part of the cash consideration to be paid for the Riverside Stock will be used to pay in full the long-term debt of Riverside ($1,151), redeemable preferred stock of Riverside ($3,405) and accrued dividends payable on such preferred stock ($236), classified under accounts payable and accrued expenses. The purchase of The Great Escape also included the issuance of $200 of Common Stock and recognition of $1,450 of other long-term liabilities associated with the transaction. The Riverside acquisition agreement requires the Company to fund certain pre-acquisition operating expenses of Riverside. A current liability of $1,500 has been recognized in the pro forma balance sheet. Purchase prices were funded through existing cash balances of the Company, borrowings of $57,000 under the Term Loan Facility and $19,400 of net proceeds from the presumed issuance of the Exchangeable Preferred Stock. Costs associated with the New Credit Facility approximate $2,075 and have been reflected as deferred charges. The acquisitions are being accounted for using the purchase method of accounting. Allocation of the purchase price is based upon estimated fair values for property and equipment. Fair value of inventory and prepaid expenses approximate recorded historical amounts. Additionally, a $5,489 increase in deferred tax liabilities is recognized related to the Riverside Acquisition, since the acquisition is of Riverside's stock rather than its assets. Purchase price in excess of underlying asset aggregate fair values ($22,124) has been reflected as intangible assets. Pursuant to the Riverside acquisition agreement, an escrow account of $1,000 will be established. The escrow account is reflected as a deposit and as an other long-term liability.


(4) If the Riverside Acquisition is not consummated, Company Combined, Pro Forma Adjustments and Company Pro Forma would be as follows:


                                                                 COMPANY      PRO FORMA      COMPANY
                                                                COMBINED     ADJUSTMENTS    PRO FORMA
                                                               -----------  -------------  -----------
                                                                           (IN THOUSANDS)
ASSETS:
Cash and cash equivalents....................................   $  78,158     $  (4,392)(2)  $  13,845
                                                                                (59,921)(3)
Accounts receivable..........................................       9,981        (1,572)(2)      8,409
Inventories..................................................       4,557        --             4,557
Prepaid expenses.............................................       2,334        --             2,334
                                                               -----------  -------------  -----------
    Total current assets.....................................      95,030       (65,885)       29,145
Deferred charges.............................................       6,197        (1,749)(2)      6,523
                                                                                  2,075(3)
Deposits and other...........................................       7,135           (10)(2)      7,125
                                                               -----------  -------------  -----------
    Other assets.............................................      13,332           316        13,648
Property and equipment, net..................................     227,583        14,291(3)    241,874
Intangible assets, net.......................................      12,847        13,250(3)     26,097
                                                               -----------  -------------  -----------
    Total assets.............................................   $ 348,792     $ (38,028)    $ 310,764
                                                               -----------  -------------  -----------
                                                               -----------  -------------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY:
Accounts payable and accrued expenses........................   $  11,965     $  (5,587)(2)  $   6,378
Accrued interest payable.....................................       3,840        (2,454)(2)      1,386
Current maturities of long-term debt and capital lease
  obligations................................................      40,869       (39,815)(2)      1,054
                                                               -----------  -------------  -----------
    Total current liabilities................................      56,674       (47,856)        8,818
Long-term debt and capital lease obligations.................     105,597       (13,247)(2)    149,350
                                                                                 57,000(3)
Other long-term liabilities..................................       7,016        (3,782)(2)      4,684
                                                                                  1,450(3)
Deferred income taxes........................................      26,138        --            26,138
                                                               -----------  -------------  -----------
    Total liabilities........................................     195,425        (6,435)      188,990
Stockholders' equity.........................................     153,367       (31,793)(2)    121,774
                                                                                    200(3)
                                                               -----------  -------------  -----------
    Total liabilities and stockholders' equity...............   $ 348,792     $ (38,028)    $ 310,764
                                                               -----------  -------------  -----------
                                                               -----------  -------------  -----------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company's revenue is derived principally from the sale of tickets for entrance to its parks (approximately 43.4%, 52.7%, 56.0% and 58.9% in the nine months ended September 30, 1996 and in the years ended December 31, 1995, 1994 and 1993, respectively) and the sale of food, merchandise, games and attractions inside its parks and other income (approximately 56.6%, 47.3%, 44.0% and 41.1% in the nine months ended September 30, 1996 and in the years ended December 31, 1995, 1994 and 1993, respectively). The Company's principal costs of operations include salaries and wages, fringe benefits, advertising, outside services, maintenance, utilities and insurance. The Company's expenses are relatively fixed. Costs for full-time employees, maintenance, utilities, advertising and insurance do not vary significantly with attendance, thereby providing the Company with a significant degree of operating leverage as attendance increases and fixed costs per visitor decrease.

    The Company believes that significant opportunities exist to acquire additional theme parks. Although the Company has had discussions with respect to several additional business acquisitions, no agreement or understanding has been reached with respect to any specific future acquisition (other than Riverside). See "Use of Proceeds" and "Business -- Acquisition Strategy." In addition, the Company intends to continue its on-going expansion of its rides and attractions and overall improvement of its existing parks (and Riverside) to maintain and enhance the appeal of its parks. Management believes this strategy has contributed to increased attendance, lengths of stay, in-park spending and, therefore, profitability. See "Business -- Operating Strategy."

    The following discussion does not include the results of the parks acquired and to be acquired in the Recent Acquisitions. For financial information regarding the parks acquired and to be acquired in the Acquisitions, see "Selected Historical and Pro Forma Financial and Operating Data," "Unaudited Pro Forma Combined Financial Statements" and the financial statements of the sellers in the Acquisitions included elsewhere herein.

    The Company's business is highly seasonal. Results for the nine-month period ended September 30, 1996 are not necessarily indicative of results to be expected for the year ended December 31, 1996. Specifically, the parks do not generate meaningful revenue during the fourth quarter of the year, but do incur expenses during that quarter. Accordingly, the Company historically incurs a net loss for the fourth calendar quarter and expects to incur such a loss in the fourth quarter of 1996.

NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

    The following table sets forth certain financial information with respect to the Company and Funtime for the nine months ended September 30, 1995 and 1996:

                                                   NINE MONTHS ENDED SEPTEMBER 30, 1995
                            -----------------------------------------------------------------------------------
                                         HISTORICAL     HISTORICAL
                                         FUNTIME(2)     FUNTIME(2)                                                HISTORICAL
                                         SIX MONTHS    FORTY-THREE                                                NINE MONTHS
                                            ENDED       DAYS ENDED                                                   ENDED
                            HISTORICAL     JULY 2,      AUGUST 14,    HISTORICAL      PRO FORMA       COMPANY    SEPTEMBER 30,
                            PREMIER(1)      1995           1995        COMBINED    ADJUSTMENTS(3)    PRO FORMA       1996
                            -----------  -----------  --------------  -----------  ---------------  -----------  -------------
                                                                      (IN THOUSANDS)
                                                                       (UNAUDITED)
Revenues:
Theme park admissions.....   $  20,263    $   6,195     $    9,680     $  36,138      $  --          $  36,138    $    38,970
Theme park food,
  merchandise, and
  other...................      18,508        8,958         13,450        40,916            360         41,276         50,822
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Total revenue.............      38,771       15,153         23,130        77,054            360         77,414         89,792
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Expenses:
Operating expenses........      15,640       10,537          6,039        32,216           (911)        31,305         32,897
Selling, general and
  administrative..........       6,833        3,459          2,533        12,825         (1,175)        11,650         15,363
Costs of products sold....       4,333        2,083          2,953         9,369           (182)         9,187         10,685
Depreciation and
  amortization............       2,258        3,316            829         6,403         (1,708)         4,695          5,599
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Total cost and expenses...      29,064       19,395         12,354        60,813         (3,976)        56,837         64,544
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Income (loss) from
  operations..............       9,707       (4,242)        10,776        16,241          4,336         20,577         25,248
Interest expense, net.....      (3,101)      (2,741)          (321)       (6,163)        (2,459)        (8,622)        (7,657)
Other income (expense)....         (87)           4             (4)          (87)        --                (87)           (59)
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Total other income
  (expense)...............      (3,188)      (2,737)          (325)       (6,250)        (2,459)        (8,709)        (7,716)
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Income before income taxes
  and extraordinary
  loss....................       6,519       (6,979)        10,451         9,991          1,877         11,868         17,532
Income taxes..............       2,563       (2,722)         4,076         3,917          1,050          4,967          7,020
                            -----------  -----------       -------    -----------        ------     -----------  -------------
Income before
  extraordinary loss......   $   3,956    $  (4,257)    $    6,375     $   6,074      $     827      $   6,901    $    10,512
                            -----------  -----------       -------    -----------        ------     -----------  -------------
                            -----------  -----------       -------    -----------        ------     -----------  -------------

------------------------

(1) Includes results of parks acquired in the Funtime Acquisition from and after August 15, 1995.

(2) Includes results of parks acquired in the Funtime Acquisition from January 1, 1995 to August 14, 1995.

(3) See footnotes to Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 1995, as they relate to Funtime, for a discussion of the pro forma adjustments.

    REVENUE. Revenue aggregated $89.8 million in the nine months ended September 30, 1996 compared to $38.8 million in the first nine months of 1995, and to revenues (after giving pro forma effect to the Funtime Acquisition, which occurred on August 15, 1995) of $77.4 million in the first nine months of 1995. This 16.0% increase over pro forma same period 1995 revenue is attributable to increased attendance (15.1%) and per capita revenue (6.9%) at the former Funtime parks and increased sponsorship revenues, as well as increased season pass sales at several parks, and increased campground revenues at Darien Lake and income from the new contractual arrangements at the Darien Lake Performance Arts Center.


    OPERATING EXPENSES. Operating expenses increased during the first nine months of 1996 to $32.9 million from $15.6 million reported in 1995, and from $31.3 million pro forma operating expenses for the first nine months of 1995. This 5.1% increase over pro forma operating expenses is mainly due to additional staffing related to the increased attendance levels and increased pay rates, offset to some extent by a decrease in equipment rental expense due to the purchase of equipment that had been leased during 1995. As a percentage of revenue, operating expenses constituted 36.6% for the 1996 period and 40.4% on a pro forma basis for the prior-year period.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses were $15.4 million in the first nine months of 1996, compared to $6.8 million reported, and $11.7 million pro forma selling, general and administrative expenses for the 1995 period. As a percentage of revenues, these expenses constituted 17.1% for the 1996 period and 15.0% for the prior-year period (pro forma). This increase over 1995 pro forma expenses relates primarily to increased advertising and marketing expenses to promote the newly-acquired parks and the new rides and attractions at all of the parks, increased sales taxes arising from increased volume generally, increased property taxes and professional services and additional staff added at the corporate level.

    COSTS OF PRODUCTS SOLD. Costs of products sold were $10.7 million for the first nine months of 1996 compared to $4.3 million reported for the first nine months of 1995, and $9.2 million pro forma for the 1995 period. Costs of products sold (as a percentage of in-park revenue) constituted approximately 21.0% for the 1996 period and 22.3% for the 1995 period (pro forma). This $1.5 million or 16.3% increase over pro forma 1995 results is directly related to the 23.1% increase in food, merchandise and other revenues.


    DEPRECIATION AND INTEREST EXPENSE. Depreciation expense increased $3.3 million over the reported 1995 period results and $0.9 million over pro forma depreciation and amortization expense for that period. The increase over the pro forma 1995 period expense is a result of the on-going capital program at the Company's parks. Interest expense, net, increased $4.6 million as a result of interest on the Existing Notes.


    INCOME TAXES. The Company had a provision for income tax expense of $7.0 million during the first nine months of 1996, compared to a provision for such expense of $2.6 million during the comparable period of 1995. The effective tax rate used to calculate the provision was approximately 40% in the 1996 period, as compared to 39% in the prior-year period. See Note 6 to the Company's consolidated financial statements.

YEARS ENDED DECEMBER 31, 1995 AND 1994

    REVENUE. Revenue aggregated $41.5 million in 1995, a 66.7% increase over 1994 revenue of $24.9 million. A large portion of the increase ($13.5 million) resulted from the Funtime Acquisition on August 15, 1995. The Company's 1995 results include the results from the Funtime parks from and after that date. The 1995 results of the Company without consideration of the Funtime Acquisition provided a revenue increase of 12.5% from $24.9 million in 1994 to $28.0 million in 1995. This increase is primarily attributable to the increased attendance of 14.3% from 1.4 million in 1994 to 1.6 million in 1995 at the three theme parks owned by the Company prior to the Funtime Acquisition.

    OPERATING EXPENSES. Operating expenses increased approximately $7.4 million, or 60.0%, in 1995 over 1994 levels. A large portion of the increase ($6.9 million) is a result of the Funtime Acquisition. The 1995 results of the Company without consideration of the Funtime Acquisition provided an increase of

3.2% in operating expenses from $12.4 million in 1994 to $12.8 million in 1995. As a percentage of revenue, operating expenses constituted approximately 47.7% in 1995 and approximately 49.6% in 1994. Without consideration of the Funtime Acquisition, operating expenses constituted approximately 45.7% of revenue in 1995.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased from approximately $5.5 million in 1994 to approximately $9.3 million in 1995. These expenses (as a percentage of revenues) constituted approximately 22.3% and 21.9% during 1995 and 1994, respectively. A large portion of the increase ($2.6 million) is a result of the Funtime Acquisition. The Company's selling, general and administrative expenses without consideration of the Funtime Acquisition increased 21.8% from $5.5 million in 1994 to $6.7 million in 1995 primarily due to a 20.3% increase in marketing and advertising expenses. Most of the increase was incurred at Adventure World as part of the advertising campaign design to promote public awareness of the new Mind Eraser suspended, looping roller coaster, and a lesser portion of this increase was incurred in connection with the promotion of the new combined season pass program at Frontier City and White Water Bay.

    COSTS OF PRODUCTS SOLD. Costs of products sold increased from $2.6 million in 1994 to $4.6 million in 1995. A large portion of the increase ($1.7 million) is a result of the Funtime Acquisition. Cost of products sold (as a percentage of in-park revenue) constituted approximately 23.6% and 23.3%, during 1995 and 1994, respectively. The Company's costs of products sold without consideration of the Funtime Acquisition increased 11.5% from $2.6 million in 1994 to $2.9 million in 1995. This increase is a direct result of increased in-park sales at the parks.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense aggregated approximately $3.9 million in 1995 and approximately $2.0 million in 1994. This 93.6% increase resulted primarily from the Funtime Acquisition. The Company's depreciation and amortization without consideration of the Funtime Acquisition increased 25.0% from $2.0 million in 1994 to $2.5 million in 1995, reflecting the effect of the Company's additional capital improvements.

    INCOME TAXES. The Company had an income tax benefit in 1995 of $852,000, compared to an income tax expense of $68,000 in 1994. The Company's income tax benefit in 1995 was allocated to loss before income taxes ($762,000) and an extraordinary loss ($90,000) on extinguishment of debt. The effective income tax rate for 1995 was 42.2% as compared to approximately 40% in 1994. The Company anticipates an effective tax rate of between 40% and 42% in the future since the parks acquired in the Funtime Acquisition are located in higher tax jurisdictions than the Company's three previous parks and due to the non-deductibility of the amortization of the goodwill that resulted from the Funtime Acquisition. See Note 6 to the Company's consolidated financial statements.

    On its December 31, 1995 federal income tax return, the Company reported carryovers of approximately $13.8 million of net operating losses ("NOLS"), $3.7 million of alternative minimum tax ("AMT") NOLs and $1.9 million of AMT credits for federal income tax purposes. The regular tax and AMT NOLs and AMT credits are subject to review and potential disallowance by the Internal Revenue Service upon audit of the federal income tax returns of the Company and its subsidiaries. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, the use of such NOLs and AMT credits is subject to one or more limitations on the amount of taxable income, or in the case of the AMT credits, regular tax, that can be offset with such NOLs and AMT credits. Some of such NOLs also are subject to a limitation as to which of the subsidiaries' income such NOLs are permitted to offset. Accordingly, no assurance can be given as to the timing or amount of the availability of such NOLs and AMT credits to the Company and its subsidiaries.

YEARS ENDED DECEMBER 31, 1994 AND 1993

    REVENUE. Revenue aggregated $24.9 million in 1994, a 13.9% increase over 1993 revenue of $21.9 million, resulting from a 30.1% increase in revenue at Adventure World and a 3.8% increase in revenue at Frontier City, offset in part by a 7.0% decrease in revenue at White Water Bay.

    Attendance at Premier's three parks in 1994 increased approximately 6.5% compared to 1993 levels primarily as a result of a 19.2% increase at Adventure World based on Premier's substantial investment in new rides and attractions and increased marketing (including the engagement of Cal Ripken, Jr. as the park's official spokesperson), which was offset in part by a 6.1% decrease in attendance at White Water Bay. The aggregate increase in attendance in 1994 was augmented by a 1.8% increase in ticket revenue per customer and a 8.4% increase in per-customer in-park spending in that year. The increased ticket revenue resulted from increased prices and a reduction in discount levels. The increased in-park spending in 1994 was primarily attributable to higher price levels, additional food and other retail outlets at the parks in that year and longer in-park stays. Of the 1994 revenues, $417,000 represents the excess of insurance proceeds received by Premier over the net book value of assets destroyed, and repair costs of assets damaged, by high winds at one of Premier's parks. See
Note 11 to the Company's consolidated financial statements. The Company believes that the storm and the resulting damage caused a substantial loss of attendance and revenue at the affected park. The Company estimates that the storm resulted in an attendance loss of at least 20,000 customers at the park. During 1994, revenue per visitor at the affected park was approximately $20.36.

    OPERATING EXPENSES. Operating expenses increased approximately $2.0 million, or 18.8%, in 1994 over 1993 levels. As a percentage of revenues, operating expenses constituted approximately 49.6% in 1994 and 47.6% in 1993. The increase in operating expenses during 1994 was primarily attributable to an approximate $805,000 increase (representing a 12% increase over 1993 levels) in salaries and other compensation benefits during that year, an approximate $406,000 (65%) increase in repair and maintenance expense and a $511,000 (42%) increase in operating supplies, equipment rentals and other expense. The increase in personnel cost reflected an increase primarily at Adventure World in the number of seasonal employees (11%) required to operate additional attractions as well as longer operating hours and, to a lesser extent, changes in hourly rates paid to lifeguards and other skilled employees (6%). Salary and other compensation benefits increased $613,000 at Adventure World in 1994. Repairs and maintenance increased due largely to a $288,000 increase at Adventure World arising out of the significant expansion of that park with the addition of 14 new rides and numerous other improvements during the two years preceding the 1994 season. Operating supplies, equipment rentals and other expenses increased due to additional "live" shows presented at the parks, additional equipment rentals, particularly at Adventure World, increases in utility costs due to the additional rides and attractions at the parks, and costs associated with the preparation of group sales brochures.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased from $4.8 million in 1993 to $5.4 million in 1994. Selling, general and administrative expenses (as a percentage of revenues) constituted 21.9% in 1994 and 21.8% in 1993. The increase in these expenses in 1994 was almost exclusively the result of a 37% increase in sales and advertising expense. Of this increase $578,000 represented additional marketing and advertising expense at Adventure World, which was designed to increase public awareness of the significant capital improvements made at the parks.

    COSTS OF PRODUCTS SOLD. Costs of products sold aggregated approximately $2.6 million in 1994, as compared to the 1993 level of $2.1 million. Cost of products sold (as a percentage of in-park revenue) constituted approximately 23.3% and 23.8%, during 1994 and 1993, respectively.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense aggregated $2.0 million in 1994 and $1.5 million in 1993. This 33.3% increase reflected the effect of Premier's additional capital improvements.

    INCOME TAXES. Premier's provision for income taxes represented approximately 40% of 1994 income before income taxes compared to 6.3% of 1993 income before income taxes. State and local taxes were the principal reason that Premier's effective tax rate was higher than the 34% federal corporate rate. See Note 6 to the Company's consolidated financial statements.

LIQUIDITY, CAPITAL COMMITMENTS AND RESOURCES

    The operations of the Company are highly seasonal, with the majority of the operating season occurring between Memorial Day and Labor Day. Most of the Company's revenue is collected in the second and third quarters of each year while most expenditures for capital improvements and major maintenance are incurred when the parks are closed. See "Risk Factors -- Effects of Inclement Weather; Seasonal Fluctuations of Operating Results." The Company employs a substantial number of seasonal employees who are compensated on an hourly basis. The Company is not subject to federal or certain applicable state minimum wage rates in respect of its seasonal employees. However, the recent increase of $.90 an hour over two years in the federal minimum wage rate, and any increase in these state minimum wage rates, may result over time in increased compensation expense for the Company as it relates to these employees as a result of competitive factors.

    Prior to the 1993 season, the Company began implementing a long-range capital improvement program for its parks, spending approximately $7.7 million in 1993, $10.1 million in 1994 and $10.7 million in 1995. This program was continued and extended to the parks acquired in the Funtime Acquisition, with the expenditure of approximately $29.3 million for all its then owned parks in the first nine months of 1996. Also, Premier acquired certain rides and attractions through leases and borrowings of $2.7 million, $570,000 and $3.3 million in 1993, 1994 and 1995, respectively. No such leases or borrowings were effected during the first nine months of 1996.

    During 1994, the Company generated $1.1 million in net cash from operating activities. Additionally, financing activities provided approximately $7.5 million in net cash during that year, of which approximately $4.2 million represented the proceeds of a 1994 private placement of Common Stock and approximately $3.4 million represented net borrowings. During that year, the Company used $10.2 million in net cash in connection with investing activities, substantially all of which represented additions to buildings, rides and attractions at Premier's parks made in connection with its capital improvement program. The 1994 capital improvements were funded from cash generated from operations in 1993, and the proceeds of borrowings. As a result of these activities, the Company's property and equipment (after depreciation) at December 31, 1994 increased approximately $8.7 million over the amount at December 31, 1993, and cash and cash equivalents at 1994 year-end decreased $1.7 million as compared to the December 31, 1993 level. Liabilities at December 31, 1994 aggregated $27.4 million, representing a $3.9 million increase over December 31, 1993, substantially all of which represented increased borrowings in 1994.

    During 1995, the Company generated approximately $10.6 million in net cash from operating activities. Additionally, financing activities provided approximately $90.9 million in net cash during that year, consisting of the net proceeds of the $90.0 million Existing Note offering and the $20.0 million convertible preferred stock offering, both of which were consummated in connection with the Funtime Acquisition, offset in part by the Company's repayment during 1995 of approximately $17.5 million of indebtedness. During 1995, the Company used $74.1 million in net cash in connection with investing activities, $63.3 million of which was employed in connection with the Funtime Acquisition and $10.7 million represented additions to buildings, rides and attractions at the Company's parks made in connection with its capital improvement program. The Company acquired Funtime for approximately $60.0 million, excluding the post-closing adjustment of approximately $5.4 million paid in December 1995, which represented a substantial portion of the operating cash flow of the Funtime parks for the portion of the 1995 season after the date of acquisition. As a result of these activities, the Company's property and equipment (after depreciation) at December 31, 1995 increased approximately $77.4 million over the amount at December 31, 1994, and cash and cash equivalents at December 31, 1995 increased $27.4 million as compared to the December 31, 1994 level. Liabilities at December 31, 1995 aggregated $127.4 million, representing a $100.0 million increase over December 31, 1994, most of which ($90.0 million) represented the Company's indebtedness under the Existing Notes.

    During the nine months ended September 30, 1996, the Company generated net cash of $10.2 million from operating activities. Net cash used in investing activities in the nine months ended September 30, 1996 totaled $29.3 million, reflecting amounts spent for capital expenditures. Net cash provided by financing activities for the nine months ended September 30, 1996 totaled $64.1 million, reflecting the net proceeds from the June 1996 Public Offering, offset, in part, by scheduled repayments of capitalized lease obligations.

    In June 1996, the Company completed the Public Offering in which the Company sold an aggregate of 3,938,750 shares of Common Stock at a price to the public of $18.00 per share, resulting in aggregate net proceeds to the Company of approximately $65.2 million. In connection with the Public Offering, all of the Company's outstanding Preferred Stock, together with all accrued dividends thereon, were converted into a total of 2,560,928 shares of Common Stock.


    At September 30, 1996, substantially all of the Company's indebtedness was represented by the Existing Notes, which require annual interest payments of $10.8 million. The New Notes, if issued, would require annual interest payments
of $   million. Except in the event of a change of control of the Company and certain other circumstances, no principal payment on the Senior Notes is due until the maturity dates thereof, August 15, 2003 in the case of the Existing Notes and February 1, 2007, in the case of the New Notes. At January 27, 1997, the interest rate on the borrowings under the New Credit Facility was 8.75% per annum. See "Description of Indebtedness."



    On October 31, 1996, the Company acquired substantially all of the assets used in the operation of Elitch Gardens for $62.5 million in cash. On November 19, 1996, the Company acquired substantially all of the assets used in the operation of Waterworld for an aggregate cash consideration of approximately $17.3 million. On December 4, 1996, the Company acquired substantially all of the assets of The Great Escape for $33.0 million in cash. The Company funded these amounts from a portion of the net proceeds received by the Company from the Public Offering, cash from operations and, in the case of Elitch Gardens and The Great Escape, borrowings under the Term Loan Facility. In December 1996, the Company entered into an agreement to acquire all of the capital stock of the owner of Riverside for approximately $22.2 million, of which $1.0 million is payable in Common Stock with the balance payable in cash. The Company expects to fund the cash portion from a portion of the net proceeds of the Offering, or, if the Riverside Acquisition closes before the Offering, proceeds received by the Company from the issuance of up to $22.0 million of Exchangeable Preferred Stock, which the Company expects to redeem with a portion of the proceeds of the Offering. The Riverside Acquisition is scheduled to close in early February 1997. See "Business -- Recent and Pending Acquisitions."



    Revolving credit borrowings under the New Credit Facility, which was entered into in October 1996, are secured by substantially all of the Company's assets (other than real estate). Term loan borrowings are secured by the assets acquired with the proceeds thereof, together with guarantees, limited to approximately $17.5 million, by the Company's principal subsidiaries. The New Credit Facility has an aggregate availability of $115.0 million of which (i) up to $30.0 million under the Revolving Credit Facility may be used for working capital and other general corporate purposes; (ii) up to $25.0 million ("Facility A") may be used to finance capital expenditures prior to April 30, 1998; and (iii) up to $60.0 million ("Facility B") may be used to finance certain acquisitions by the Company (including certain of the Recent Acquisitions), including an amount of up to $2.0 million which may be used to finance improvements at the parks acquired, provided that at least 50% of the consideration for any such acquisition or improvements under Facility A or Facility B must be funded by the Company. As of January 27, 1997, $15.0 million had been borrowed under the Revolving Credit Facility (which amount the Company plans to repay from the proceeds of the $8.9 million Term Loan borrowing described below and a portion of the proceeds of the Offerings) and approximately $57.0 million (after giving effect to $8.9 million of borrowings the Company plans to make in respect of the California Acquisition) will have been borrowed under Facility B to fund approximately 50% of the consideration paid for certain of the Recent Acquisitions. Interest rates per annum under the New Credit Facility are equal to a base rate equal to the higher of the Federal Funds Rate plus 1/2% or the prime rate of Citibank, N.A., in each case plus the Applicable Margin (as defined thereunder) or the London Interbank Offered Rate plus the Applicable Margin. The Revolving Credit Facility terminates October 31, 2002 (reducing to $15 million on October 31, 2001) and borrowings under the Term Loan Facility mature October 31, 2001; however, aggregate principal payments of $7.5 million, $20.0 million and $25.0 million are required under the Term Loan Facility during 1998, 1999 and 2000, respectively. The New Credit Facility and the Existing Indenture contain restrictive covenants that, among other things, limit the ability of the Company and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay dividends; repurchase stock; make investments; engage in mergers or consolidations and engage in certain transactions with subsidiaries and affiliates. In addition, the New Credit Facility requires that the Company comply with certain specified financial ratios and tests, including ratios of total debt to EBITDA, interest expense to EBITDA, debt service to EBITDA and fixed charges to EBITDA. See "Description of Indebtedness."


    If the Concurrent Offering is completed, the Company intends to repay in full borrowings under the New Credit Facility with a substantial portion of the net proceeds thereof. Prior to the consummation of the Offerings, the Company expects to enter into the Amendment to the New Credit Facility pursuant to which, effective as of the consummation of the Offerings, the Revolving Credit Facility will remain in place through December 31, 2001 (without reduction prior to that date) and following repayment of all borrowings thereunder, the Term Loan Facility will be converted into the New Facility. The New Facility will be available to fund acquisitions and make capital improvements. It will reduce to $75.0 million principal amount on December 31, 1999 and $45.0 million on December 31, 2000 and will mature on December 31, 2001. Following the Amendment, borrowings under the New Credit Facility will be secured by substantially all of the assets of the Company and its subsidiaries (other than certain real estate), and guaranteed by the Company's operating subsidiaries. If the Amendment is not entered into, the Company will terminate the New Credit Facility upon the consummation of the Offerings to permit the transactions contemplated by the Concurrent Offering and thereafter enter into a new revolving credit facility. See "Description of Indebtedness." If the Concurrent Offering is not consummated, the Company may use a portion of the proceeds of the Offering to repay borrowings under the Revolving Credit Facility.


    The Company intends to use the net proceeds from the Offerings to acquire and make improvements at additional theme parks (including Riverside); to fund improvements and expansion of the Company's existing parks, including the parks acquired and to be acquired in the Recent Acquisitions; and for general corporate purposes, including working capital requirements.

    The Company expects that existing cash, funds generated from operations and borrowings under the Revolving Credit Facility, Facility A and the applicable portion of Facility B (or if the Concurrent Offering is completed prior to the utilization of these facilities, a portion of the proceeds thereof) will be adequate to cover its currently anticipated working capital and debt service requirements as well as to fund planned capital expenditures for the 1997 season. To the extent not used for acquisition purposes, the net proceeds of the Offering may be used to fund expansion of and improvements at existing parks, including the acceleration of the Company's capital expenditure program. See "Use of Proceeds."

NEWLY ISSUED ACCOUNTING STANDARDS

    The Financial Accounting Standards Board has issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("Statement No. 123"), which establishes a fair value based method of accounting for stock-based compensation plans. Entities are encouraged to adopt all provisions of Statement No. 123 but are required only to comply with the disclosure requirements of Statement No.
123. Statement No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The adoption of Statement No. 123 did not have a material effect on the consolidated financial condition or operating results of the Company, as the Company did not adopt the optional value based measurement concept related to stock-based compensation contained in Statement No. 123.

    The Financial Accounting Standards Board has also issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement No. 121"). Statement No. 121 requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company periodically re-evaluates the carrying amounts of its long-lived assets and the related depreciation and amortization periods as discussed in the notes to the Company's consolidated financial statements, and the Company's adoption of Statement No. 121 did not have a material effect on its consolidated financial statements.

                                    BUSINESS

GENERAL

    The Company is a leading U.S. theme park company which, after completion of the Recent Acquisitions, will own and operate eleven regional parks. Based on 1996 attendance of approximately 7.3 million at these parks, the Company is the fourth largest domestic regional park operator. After giving pro forma effect to the Recent Acquisitions as if they had occurred on October 1, 1995, the Company's total revenue and EBITDA for the twelve months ended September 30, 1996 would have been approximately $158.7 million and $44.1 million, respectively. See "Unaudited Pro Forma Combined Financial Statements" and " -- Recent and Pending Acquisitions."

    The Company's parks are located in nine geographically diverse markets with concentrated populations:

    - Adventure World, a combination theme and water park located three miles off the Beltway, between Washington, D.C. (15 miles away) and Baltimore, Maryland (30 miles away);

    - Darien Lake & Camping Resort, a combination theme and water park with an adjacent camping resort and 20,000 person amphitheater, located between Buffalo and Rochester, New York;

    - Elitch Gardens, a theme park located in the downtown area of Denver, Colorado;

    - Frontier City, a western themed park located in Oklahoma City, Oklahoma;

    - Geauga Lake, a combination theme and water park located near Cleveland, Ohio;

    - The Great Escape, a combination theme and water park located in Lake George/Albany, New York;

    - Riverside, a theme park and adjacent multi-use stadium located in Springfield, Massachusetts;

    - Waterworld USA/Sacramento and Paradise Island, a water park and family entertainment center, both located on the grounds of the California State Fair;

    - Waterworld USA/Concord, a water park located in Concord, California, in the East Bay area of San Francisco;

    - White Water Bay, a tropical themed water park located in Oklahoma City;
      and

    - Wyandot Lake, a water park, which also includes "dry" rides and other attractions, located adjacent to the Columbus Zoo in Columbus, Ohio.

    The Company seeks to provide its customers with quality family entertainment that is affordably priced and close to home. In 1996, the six parks owned by the Company prior to the Recent Acquisitions, drew, on average, approximately 88.0% of their patrons from within a 100-mile radius, with approximately 38.4% of visitors utilizing group and other pre-sold tickets and approximately 16.5% utilizing season passes. Each of the Company's parks is individually themed and provides a complete family-oriented entertainment experience. The Company's theme parks generally offer a broad selection of state-of-the-art and traditional thrill rides, water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets.


    Since current management assumed control in 1989, the Company has acquired nine parks and achieved significant internal growth. In addition, the Company expects, subject to the satisfaction or waiver of certain conditions, to acquire Riverside in early February 1997. As a result of the Company's operating strategy, during the three years ended December 31, 1995, the three parks owned by the Company during that entire period achieved internal growth in attendance, revenue and EBITDA at compounded annual rates of 12.7%, 17.1% and 41.8%, respectively. In August 1995, the Company acquired three of its parks through the Funtime Acquisition. During the first nine months of 1996, the three parks acquired in the Funtime Acquisition achieved internal growth in attendance, revenue and park-level operating cash flow of

15.1%, 23.1% and 46.0%, respectively, compared to the comparable period of 1995. Furthermore, after giving pro forma effect to the Recent Acquisitions as if they had occurred on January 1, 1996, the Company has increased its attendance, revenue and EBITDA from park operations by 6.7, 9.5 and 16.5 times, respectively, from the nine months ended September 30, 1992 to the nine months ended September 30, 1996.


    The Company believes that each of its parks benefits from limited direct competition. The combination of limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of the Company's parks with a significant degree of protection from competitive new theme park openings. Based on its knowledge of the development of other theme parks in the United States, the Company's management estimates that it would cost at least $100 million and would take a minimum of two years to construct a new regional theme park comparable to the Company's four largest parks.

    The Company's senior and operating management team has extensive experience in the theme park industry. Premier's three senior executive officers have approximately 35 years of experience in the industry and its seven general managers have an aggregate of approximately 140 years experience in the industry, including approximately 70 years at Premier's parks.

OPERATING STRATEGY

    PURSUING ON-GOING GROWTH OPPORTUNITIES AT EXISTING PARKS

    The Company believes there are substantial opportunities for internal growth at its existing parks. The Company's operating strategy is to increase revenue through attendance and per capita spending gains, while maintaining strict control of operating expenses. The primary elements of this strategy include (i) adding rides and attractions and improving overall park quality; (ii) enhancing marketing, sponsorship and group sales programs; (iii) implementing ticket pricing strategies to maximize ticket revenues and park utilization; (iv) adding and enhancing restaurants and merchandise and other revenue outlets; and (v) adding special events. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, since a large portion of such expenses is relatively fixed during any given year. Management believes it has demonstrated the effectiveness of its strategy at the parks owned prior to the Recent Acquisitions.

    FRONTIER CITY -- In 1990 and 1991, an aggregate of approximately $7.0 million was invested in Frontier City to add several major rides, expand and improve the children's area, significantly increase the size of and theme the group picnic facilities and construct a 12,000 square foot air-conditioned mall and main events center. These additions, combined with an aggressive marketing strategy, resulted in Frontier City's attendance and revenue increasing approximately 54% and 83%, respectively, from 1989 to 1991.


    ADVENTURE WORLD -- Since acquiring Adventure World in January 1992, the Company has invested over $28.6 million in the park to add numerous rides and attractions and to improve theming. As a result of these improvements, as well as aggressive and creative marketing and sales strategies, Adventure World's attendance increased during the four seasons ended 1996 at a compounded annual rate of 21.2%. Additionally, revenue and park-level operating cash flow at Adventure World increased from $6.0 million and $0.3 million, respectively, for the first nine months of 1992 to $15.2 million and $3.9 million, respectively, during the comparable period of 1996. As a result of these improvements, Adventure World was voted the "Most Improved Park" in the country in each of 1992, 1993 and 1994, according to Inside Track Magazine, a recognized industry periodical.


    During the 1996 season, the Company began to apply its growth strategy at the parks acquired in the Funtime Acquisition. While the Funtime parks generated substantial and stable cash flows prior to their acquisition by Premier, they lacked the sustained capital investment and creative marketing required to realize their full potential. To take advantage of this opportunity, the Company invested approximately $21.9 million at the Funtime parks prior to the 1996 season to add marketable rides and attractions and make other improvements and implemented creative marketing and sales programs. As a result of this strategy, during the first nine months of 1996, the three parks acquired in the Funtime Acquisition achieved growth in attendance, revenue and park-level operating cash flow of 15.1%, 23.1% and 46.0%, respectively, compared to the comparable period of 1995. Specifically, these efforts achieved the following results:



    DARIEN LAKE -- For the 1996 season, Premier invested approximately $8.6 million, adding an indoor roller coaster, a five-story interactive water attraction, and a new children's area, themed around the "Popeye" characters. Further, the Company entered into a long-term contract with a national concert promoter under which the promoter invested $2.5 million to make improvements at Darien Lake's 20,000 seat amphitheater and agreed to book at least twenty nationally-recognized performers per season. Performers at Darien Lake in 1996 included Hootie and the Blowfish, Sting, the Dave Matthews Band and Alanis Morissette. These arrangements helped drive attendance and financial performance at Darien Lake. As a result of these investments and creative marketing and sales initiatives, during the nine-month period ended September 30, 1996, Darien Lake achieved 22.5% growth in attendance and 29.2% growth in revenue over the results of the comparable 1995 period.



    GEAUGA LAKE -- For the 1996 season, Premier invested $11.3 million at the park. The major elements of this investment were a forward/backward steel roller coaster, a giant river rapids ride and a complete renovation of the front entrance gate and plaza. Premier also instituted creative marketing, enhanced its beverage sponsorship by entering into a new relationship with Coca-Cola, which provided for more marketing support, and implemented a joint marketing program with Sea World, which is located adjacent to Geauga Lake. As a result of these strategies, during the nine-month period ended September 30, 1996, Geauga Lake achieved 10.1% growth in attendance and 17.9% growth in revenue over the results of the comparable 1995 period.



    WYANDOT LAKE -- For the 1996 season, Premier invested $2.1 million at Wyandot Lake, primarily to expand the water park with a five-story interactive water attraction, and increased the marketing effort significantly, including entering into a new beverage sponsorship and marketing agreement with Coca-Cola. As a result of these strategies, during the nine-month period ended September 30, 1996, Wyandot Lake posted 8.0% growth in attendance and 19.7% growth in revenue over the results of the comparable 1995 period.


    Management believes that each of the parks acquired and to be acquired in the Recent Acquisitions offers opportunities to implement the Company's growth strategy. Specifically, the following outlines the Company's strategy for these parks. The Company believes that prior management of Elitch Gardens failed to provide the appropriate level of marketable rides and attractions and revenue outlets necessary to achieve its attendance potential. In that connection, the Company intends to invest between $20.0 and $25.0 million at Elitch Gardens for the 1997 and 1998 seasons to add marketable rides and attractions (including a "state-of-the-art" steel looping roller coaster, water park additions and other rides and attractions), to improve landscaping and theming and to enhance marketing programs. While The Great Escape has shown solid performance over the past several years, the Company believes that it can increase the park's attendance and operating cash flow through the continued addition of attractions and the introduction of a more extensive marketing strategy. The Company intends to invest between $8.0 and $12.0 million at The Great Escape for the 1997 and 1998 seasons to add marketable rides and attractions (including a wave pool for the 1997 season) and to make other improvements. After consummation of the Riverside Acqusition, the Company currently expects to invest between $15.0 million and $20.0 million at Riverside for the 1997 and 1998 seasons to add additional marketable rides and attractions (including a "state-of-the-art" steel looping roller coaster for the 1997 season) and to make other improvements. The Company believes that the Waterworld facilities have growth potential, although more limited than the other parks. The Company intends to add one major water attraction (costing in the range of between $1.0 million and $1.5 million) at each of the Waterworld parks in the next two to three years.

    ADDING RIDES AND ATTRACTIONS AND IMPROVING OVERALL PARK QUALITY. The Company regularly makes investments in the development and implementation of new rides and attractions at its parks. The Company believes that the introduction of marketable rides is an important factor in promoting each of the parks in order to achieve market penetration and encourage longer visits, which lead to increased attendance and sales of food and merchandise. Once a park reaches an appropriate level of attractions for its market size, the Company will add new marketable attractions at that park only every three to four years. In addition, the Company generally adds theming to acquired parks and continuously enhances the theming and landscaping of its existing parks in order to provide a complete family oriented entertainment experience.

    ENHANCING MARKETING, SPONSORSHIP AND GROUP SALES PROGRAMS. Premier's parks have benefitted from professional, creative marketing programs which emphasize the marketable rides and attractions, breadth of available entertainment and value provided by each park. The Company's marketing programs have a local orientation, which the Company believes is a key ingredient to successful marketing for regional theme parks. For example, Cal Ripken, Jr., the all-star shortstop for the Baltimore Orioles, serves as official spokesperson for Adventure World, making numerous appearances in radio and television commercials, and Olympic gymnast Shannon Miller, an Oklahoma City resident, has opened rides at White Water Bay. Management implemented similar marketing programs to promote the capital improvements for the 1996 season at the Funtime parks and intends to extend this strategy to the parks acquired and to be acquired in the Recent Acquisitions.


    The Company has also successfully attracted well known sponsorship and promotional partners, such as Pepsi, McDonald's, Coca-Cola, Taco Bell, Blockbuster, 7-Eleven, Wendy's and various supermarket chains. The Company believes that its increased number of parks and annual attendance has enabled it to expand and enhance its sponsorship and promotional programs. In addition, group sales and pre-sold tickets provide the Company with a consistent and stable base of attendance, representing over 38.4% of aggregate attendance at the six owned parks in 1996. Premier increased its group sales and pre-sold ticket business at the three parks owned prior to the Acquisitions by approximately 43% from 1992 to the nine months ended September 30, 1996.



    IMPLEMENTING TICKET PRICING STRATEGIES TO MAXIMIZE TICKET REVENUES AND PARK UTILIZATION. Management regularly reviews its ticket price levels and ticket category mix in order to capitalize on opportunities to implement selective price increases, both through main gate price increases and the reduction in the number and types of discounts. Management believes that opportunities exist to implement marginal ticket price increases without significant reductions in attendance levels. Such increases have successfully been implemented on a park-by-park basis in connection with the introduction of major new attractions or rides. As a result of these measures, the average ticket price per paid visitor at the three parks owned prior to the Acquisitions increased by 14.8% from 1992 to the nine months ended September 30, 1996. Average ticket price per visitor at the Funtime parks increased by 6.0% from the nine months ended September 30, 1995 to the comparable period of 1996. The Company believes that through similar measures it will be able to increase the average ticket price per paid visitor at the parks acquired and to be acquired in the Recent Acquisitions. In addition, the Company offers discounts on season, multi-visit and group tickets and also offers discounts on tickets for specific periods, in order to increase attendance at less popular times such as weekdays and evenings.


    INCREASING AND ENHANCING RESTAURANTS AND MERCHANDISE AND OTHER REVENUE OUTLETS TO INCREASE LENGTH OF STAY AND IN-PARK SPENDING. The Company also seeks to increase in-park spending by adding well-themed restaurants, remodeling and updating existing restaurants and adding new merchandise outlets. The Company has successfully increased spending on food and beverages by introducing well-recognized local and national brands, such as Domino's, Friendly's, KFC and TCBY. Typically, the

Company operates these revenue outlets and often is the franchisee. Finally, the Company has taken steps to decrease the waiting time for its most popular restaurants and merchandise outlets. As a result of these measures, average in-park spending per visitor at the three parks owned prior to the Acquisitions increased by 28.6% from 1992 to the nine months ended September 30, 1996. During the first nine months of 1996, per capita in-park spending at the Funtime parks increased 6.9% over the comparable period of 1995. The Company believes that through similar measures it will be able to increase average in-park spending per visitor at the parks acquired and to be acquired in the Recent Acquisitions.


    ADDING SPECIAL EVENTS. The Company has also developed a variety of off-season special events designed to increase attendance and revenue prior to Memorial Day and after Labor Day. Examples include Hallowscream, a Halloween event in which parks are transformed with supernatural theming, scary rides and haunting shows, and Oktoberfest, in which traditional German food, theming, music and entertainment are presented at the parks. Over the last several years, Frontier City has on average drawn approximately 29,500 visitors to its Oktoberfest event and approximately 30,500 to Hallowscream. In 1996, over 75,000 visitors attended Hallowscream at Adventure World. Management intends to introduce these types of events at the parks acquired and to be acquired in the Recent Acquisitions and believes they will have a similar impact on attendance.

    EXPANDING EXISTING PARKS

    In addition to pursuing on-going growth opportunities at existing parks, the Company is considering a number of expansions at several of its existing parks. For example, the Company expects to expand the Darien Lake campgrounds by purchasing additional recreational vehicles (RV's) and may in the future construct economy motel rooms to supplement the campgrounds. In addition, the Company may add campgrounds or an amphitheater at Frontier City. The Company is also considering adding a more complete complement of "dry" rides to Wyandot Lake, which is currently primarily a water park. In addition, the Company owns 400 acres adjacent to Adventure World which are zoned for entertainment, recreational and residential uses and are available for complementary uses. Additional acreage owned by the Company and suitable for development exists at several of the Company's other parks, including The Great Escape and Geauga Lake. The Company may use a portion of the proceeds of the Offerings to fund expansions at its parks. See "Use of Proceeds."

ACQUISITION STRATEGY

    The Company expects to achieve further growth beyond that generated from internal growth at its current parks through continued selective acquisitions of additional regional theme parks. Given its decentralized management approach, the Company has experience in managing assets in diverse locations, and will therefore not seek acquisitions with any specific geographic focus. In that connection, the Company may pursue acquisitions of parks located outside of the United States.

    The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators. Management believes that, in addition to the Recent Acquisitions, numerous acquisition opportunities exist that would expand its business. The Company expects that a portion of the proceeds raised in the Offerings will be used for such further acquisitions. While the Company believes that it has the capability to manage larger parks, its primary target for acquisitions has been and will continue to be regional parks with attendance between 300,000 and 1.5 million annually.

    As the only owner of multiple parks in numerous locations that has been actively making acquisitions of parks in this range over the last several years, the Company believes it has a number of competitive advantages in acquiring parks of this size. Historically, operators of destination or large regional park chains have not generally sought to acquire parks in the Company's primary target range and do not have the experience or management structure to readily operate parks of that size profitably. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, the

Company has numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include the ability to (i) exercise group purchasing power (for both operating and capital assets); (ii) achieve administrative economies of scale; (iii) attract greater sponsorship revenue, support from sponsors with nationally-recognized brands and marketing partners; (iv) recruit and retain superior management; (v) optimize the use of capital assets by rotating rides among its parks to provide fresh attractions; and (vi) access capital markets.


    Furthermore, following the consummation of the Offering, the Company believes it will be better able to make acquisitions where its capital stock forms all or part of the purchase price. This is particularly important where the seller has a low tax basis in its assets, which the Company believes is often the case with its acquisition targets. While the Company expects that many acquisitions will be made for cash, its ability to use Common Stock for all or part of the purchase price will provide it with an additional advantage over single-park operators in making such acquisitions. In most cases, the Company will seek to acquire outright ownership of parks, as it has with the Acquisitions. However, transactions may be undertaken in other forms, including acquisition of less than full ownership, such as participations in park management, leases or joint venture arrangements. In that connection, the Company has recently entered into an agreement with a municipal authority of the City of Vallejo, California relating to the management by the Company of Marine World/Africa USA, a marine and exotic wildlife park located in Vallejo, 32 miles northeast of San Francisco. Under the management agreement, the Company will manage the park for a term of up to five years for an annual management fee of $250,000 plus an incentive fee (not to exceed $250,000 per annum) based on a percentage of revenues in excess of specified amounts. In addition, the authority has agreed in principal to grant the Company an option to lease on a long-term basis land adjacent to the park at an exercise price of $3.0 million, which would be used to fund improvements to the facility. If the option is not granted, the Company is permitted to terminate the management agreement.


    The Company expects to improve the operations of acquired parks by following the operating strategy it employs at its current parks. This includes the addition of marketable rides and attractions and other park improvements, enhanced and expanded marketing and sales programs and professional management, as well as the economies of scale available to the Company as a multi-park operator. The Company expects to continue to acquire parks which have been undermanaged and have not benefitted from sustained capital expenditures, and to reposition such parks through the implementation of its operating strategies. The Company may also acquire better performing parks which require less additional investment but where cash flow can be improved through economies of scale and other enhancements.

    The Company intends to locate acquisition targets primarily through its own direct efforts. Management has extensive contacts throughout the industry and is an active participant in industry associations. Particular attention is given to cultivating relationships over time with park owners who appear likely to be or become potential sellers due to factors such as age or family or economic circumstances. In addition, the Company has developed a reputation as an active acquiror of regional parks. Through this reputation and general industry contacts, the Company believes that it becomes aware of most acquisition opportunities that develop in its area of focus.

RECENT AND PENDING ACQUISITIONS


    Consistent with its acquisition strategy, the Company has recently acquired one park in the Denver Acquisition, two parks and one family entertainment center in the California Acquisition and one park in The Great Escape Acquisition. The Riverside Acquisition is scheduled to close in early February 1997 subject to the satisfaction or waiver of certain conditions. Although the Company has had discussions with respect to several additional business opportunities, no agreement or understanding with respect to any specific acquisition has been reached. There can be no assurance that any such additional acquisitions will be made.

    THE DENVER ACQUISITION. On October 31, 1996, the Company acquired substantially all of the assets of Elitch Gardens Company used in the operation of Elitch Gardens for $62.5 million in cash. The general partner and a principal limited partner of Elitch Gardens Company have agreed severally to indemnify the Company for customary losses in excess of $100,000 in an amount up to $1.0 million each. In connection with the Denver Acquisition, each of Elitch Gardens Company, its general partner and certain of its limited partners, have agreed not to compete with the Company's business for a period of five years within a defined territory. In addition, the Company has entered into a five-year non-competition agreement with the president of Elitch Gardens Company's general partner.

    THE CALIFORNIA ACQUISITION. On November 19, 1996, the Company acquired substantially all of the assets of FRE and Concord used in the operation of Waterworld for an aggregate cash purchase price of approximately $17.3 million, of which $862,500 was placed in escrow to fund indemnification claims of the Company. To the extent such claims exceed such escrow funds, the Company has indemnification rights against FRE, Concord, the shareholders of FRE and the members of Concord, not to exceed approximately $4.3 million in the aggregate.

    THE GREAT ESCAPE ACQUISITION. On December 4, 1996, the Company acquired substantially all of the assets of Storytown used in the operation of The Great Escape for a cash purchase price of $33.0 million. The agreement provides for customary indemnification to the Company by Storytown and indemnification for misrepresentations by Charles R. Wood, the sole shareholder of Storytown, in each case, unlimited as to amount. In connection with The Great Escape Acquisition, the Company entered into a five-year non-competition agreement and a five-year consulting agreement with Mr. Wood, providing for an aggregate consideration of $1.25 million, payable over the term of the consulting agreement. In addition, at the closing of the transaction, the Company issued 9,091 shares of Common Stock to a charitable organization affiliated with Mr. Wood.


    THE RIVERSIDE ACQUISITION. Pursuant to a stock purchase agreement, the Company has agreed to acquire all of the capital stock of Stuart Amusement Company (the owner of Riverside) for approximately $22.2 million, of which $1.0 million is payable by delivery of the Riverside Stock, with the balance payable in cash. The outstanding indebtedness and preferred stock of Stuart Amusement Company will be retired out of the cash purchase price at the closing. The closing of the Riverside Acquisition, which is scheduled to occur in early February 1997, is subject to the satisfaction or waiver of certain conditions, including the obtaining of all governmental approvals and the expiration of any applicable appeal period for the installation of a steel looping roller coaster for the 1997 season. The Company intends to fund the cash portion of the purchase price from a portion of the proceeds of the Offering. If the Riverside Acquisition closes before the Offering, the Company will issue up to $22.0 million of its Exchangeable Preferred Stock to certain shareholders of the Company or their affiliates to fund such cash portion. In that event, the Company intends to redeem the Exchangeable Preferred Stock, at a redemption price equal to the purchase price thereof, plus accumulated dividends, from a portion of the proceeds of the Offering. See "Description of Securities--Exchangeable Preferred Stock."


    At the closing of the Riverside Acquisition, $1.0 million of the purchase price will be placed in escrow to fund indemnification claims of the Company. To the extent such claims exceed the escrow funds or, in certain circumstances, arise after the expiration of the escrow period (18 months) the Company has indemnification rights against the sellers not to exceed $2.5 million (for all matters other than one pending litigation) or $10.0 million (for all matters). See "Business--Legal Proceedings." One of the sellers, Edward J. Carroll, has agreed not to compete with the Company for five years. In addition to the purchase price, at the closing, the Company will fund the Net Operating Expenses (as defined) of Riverside (up to $500,000 per month) for the period subsequent to November 1, 1996.

THE THEME PARK INDUSTRY

    HISTORY

    Although there is a long history of traditional amusement parks, primarily family-owned and consisting of thrill rides and midways, the opening of Disneyland in 1955 introduced the first modern theme park. Several features of modern theme parks distinguish them from the traditional amusement park whose carnival atmosphere and thrill rides offer less to families and adults. Theme parks are designed around one central or several different themes which are consistently applied to all areas, including the rides, attractions, entertainment, food, restaurants and landscape. Modern parks also typically present a variety of free entertainment not found at old-style amusement parks. Theme parks also offer the visitor numerous and diverse dining establishments in order to expand length of stay and position the parks as an all-day entertainment center. Generally, theme parks also plan nighttime entertainment (such as fireworks) and special events, and keep certain rides open into the night to further extend the hours of operation. As a result of these differences, theme parks draw attendance from a wider geographic area and attract a larger number of people from within a given market. Theme parks also attract more families and group outings, and the average length of stay and per capita outlay is greater.

    DESTINATION PARKS VERSUS REGIONAL PARKS

    Destination parks are those designed primarily to attract visitors willing to travel long distances and incur significant expense to visit the parks' attractions as part of an extended stay. To accommodate vacationers, many destination parks also include on-site lodging. Walt Disney World and Universal Studios are well-known examples of this type of park. Management believes that destination parks are typically more affected by the national economy than are regional parks. The Company does not believe that its parks compete directly with destination parks.

    Regional theme parks, such as those operated by the Company, are designed to attract visitors for a full day or a significant number of hours. Management views regional theme parks as those that draw the majority of their patrons from within a 50-mile radius of the park and the great majority of their visitors from within a 100-mile radius of the park. Visiting a regional theme park is significantly less expensive than visiting a destination park because of lower transportation expenses, lower ticket prices and the lack of extended lodging expenses. The U.S. regional theme park industry is highly fragmented with over 150 parks owned by over 100 operators.

    ATTRACTIONS

    Regional theme parks attract patrons of all ages. Families and young people are attracted by the variety of major rides and attractions, children's rides and various entertainment areas including thematic shows and concerts. Most park admission policies are "pay-one-price," which entitles a guest to virtually unlimited free access to all rides, shows and attractions.

    Depending on the size of the property, regional theme parks typically have between 30 and 40 attractions. These rides include roller coasters and water rides, as well as other attractions such as bumper cars, aerial rides and children's rides. A park may also have distinct entertainment and show areas with specific themes such as a Wild West or pirate stunt show. Games, food and merchandise stands often reflect the theme of the particular area in which they are located. This enhances the promotional effect of the thematic area. By offering a variety of rides and themed areas, a park is able to target a wider age spectrum from the surrounding population.

    In addition to thrill rides, many parks offer indoor attractions and outdoor concerts, ranging from musical skits and bands to full-scale evening concerts by prominent entertainers. Selected concerts may require an add-on to the admissions price, but often are part of the regular ticket price, providing added value to visitors.

    Food service offered ranges from full-service restaurants to fast food. Young people may only be interested in a quick meal between rides while the family may choose to relax for a picnic. Refreshment stands serve snack foods, such as hot dogs, cotton candy and soda. In addition, game booths and merchandise souvenir stands are dispersed throughout a park.

DESCRIPTION OF PARKS

    The following table summarizes certain operating statistics of each of the Company's parks:

                                ADVENTURE        DARIEN       ELITCH       FRONTIER         GEAUGA        THE GREAT
                                  WORLD           LAKE        GARDENS        CITY            LAKE          ESCAPE
                             ----------------  -----------  -----------  -------------  ---------------  -----------
Market.....................  Baltimore/          Buffalo/   Denver       Oklahoma       Cleveland/             Lake
                             Washington, D.C.  Rochester/                City/ Tulsa    Akron/              George/
                                                 Syracuse                               Youngstown/          Albany
                                                                                        Pittsburgh
Population(000)(2)
  within 50 miles..........             6,486       2,153        2,357         1,145           3,990          1,103
  within 100 miles.........            10,862       3,127        3,258         2,145           7,442          3,258
Percentage of 1996 patrons
  within 50 miles..........                88%         56%         N/A            66%             63%           N/A
  within 100 miles.........                94%         88%         N/A            82%             83%           N/A
1996 total attendance                     782       1,290          894           527           1,209            574
  (000)....................
1996 operating days........               136         107          143           136             132            101
Year opened................              1980(3)       1964       1995 (4)        1958          1895           1954
Year acquired..............              1992        1995         1996          1982            1995           1996
Park acres (public)(5).....               115(6)        144 (7)         60          60  (8)          116   (9)        100(10)
Total rides and
  attractions(14)..........                47          65           40            32              60             45
Food outlets(14)...........                31          62           30            26              44             30
Merchandise outlets(14)....                16          22           33            21              25             18
Game venues(14)............                39          41           35            34              38             29
Theater capacity(14).......             1,626      20,550       --             4,500             500          3,350

                                                 WATERWORLD       WATERWORLD
                                                    USA/             USA/           WHITE         WYANDOT
                                RIVERSIDE       SACRAMENTO(1)       CONCORD       WATER BAY        LAKE
                             ---------------  -----------------  -------------  -------------  -------------
Market.....................  Springfield,     Sacramento         Concord/ East  Oklahoma       Columbus
                             Massachusetts                       Bay area,      City
                                                                 California

Population(000)(2)
  within 50 miles..........         3,066             2,647            6,719          1,145          1,998
  within 100 miles.........        14,683             9,650            9,977          2,145          6,386
Percentage of 1996 patrons
  within 50 miles..........           N/A               N/A              N/A             87%            82%
  within 100 miles.........           N/A               N/A              N/A             92%            92%
1996 total attendance                 750               294              310            314            396
  (000)....................
1996 operating days........           147               113              119            100            126
Year opened................           N/A              1986             1995           1981           1981
Year acquired..............          1997              1996             1996           1991           1995
Park acres (public)(5).....           130    11)            20     12)          24          22          18  (13)
Total rides and
  attractions(14)..........            51                22                7             28             31
Food outlets(14)...........            20                 9                4              7             11
Merchandise outlets(14)....            16                 1                1              3              3
Game venues(14)............            32                 2                1              1              9
Theater capacity(14).......        15,000          --                --             --                 100


------------------------

(1) All information other than attendance, year opened and operating days include Paradise Island, a family entertainment center adjacent to Waterworld USA/Sacramento.
(2) Population figures have been obtained from CACI, a marketing firm specializing in demographics, which derived such information from U.S. Census data.
(3) Prior to 1980, the park operated as a drive-through wildlife preserve.
(4) A predecessor park with the same name was in operation for over 100 years.
(5) All the facilities (other than Waterworld and Wyandot Lake) are owned by the Company.
(6) Does not include approximately 400 acres adjacent to Adventure World owned by the Company and zoned for entertainment, recreational and residential uses.
(7) Does not include approximately 242 acres of campgrounds and 593 acres of agricultural, undeveloped and water areas.
(8) Does not include approximately 30 acres owned by the Company which are available for complementary uses.
(9) Does not include an approximate 55 acre spring-fed lake and 87 acres of undeveloped land owned by the Company, approximately 30 acres of which are suitable for further development.
(10) Does not include approximately 235 acres of land, including over 200 acres of freshwater wetlands and approximately 30 acres available for development.
(11) Does not include 30 acres of undeveloped land, a portion of which is available for future developments.
(12) Both sites are leased on a long-term basis. Amount shown for Concord does not include approximately five acres available for development.
(13) Does not include approximately 30 acres of parking which Wyandot Lake shares with the Columbus Zoo. The Company subleases the Wyandot Lake site from the Columbus Zoo, and the Company is currently discussing with the Columbus Zoo a lease of an additional five to ten acres of land for the expansion of Wyandot Lake.
(14) Information provided for 1996 season.
N/A Reflects information concerning acquired parks that is not available to the Company.

ADVENTURE WORLD

    OVERVIEW. Adventure World is a combination theme and water park located in Largo, Maryland, approximately 15 miles east of Washington, D.C. and 30 miles southwest of Baltimore, Maryland. The park's primary market includes Maryland, northern Virginia, Washington, D.C. and parts of Pennsylvania and Delaware. This market provides the park with a permanent resident population base of approximately 6.5 million people within 50 miles and 10.9 million people within 100 miles. According to a copyrighted 1995-96 study published by A.C. Nielsen Media Research (the "Nielsen Report"), which measures the number of persons in television households within a given geographic area or designated market area ("DMA"), the Washington, D.C. and Baltimore markets are the number 7 and number 23 DMAs in the United States, respectively. This market also has a substantial base of businesses, associations, schools and churches for group sales and outings, as well as a large tourist market. Based upon in-park surveys, approximately 88% of the visitors to Adventure World in 1996 resided within a 50-mile radius of the park, and 94% resided within a 100-mile radius.

    The Company owns a site of 515 acres, with 115 acres currently used for park operations. The remaining 400 acres, which are fully zoned for entertainment and recreational uses, provide the Company with ample expansion opportunity, as well as the potential to develop complementary operations, such as an amphitheater. During its 1996 season, Adventure World had 33 adult and 14 children's rides, 31 food outlets, 16 merchandise outlets, 39 game venues and 4 theaters. In addition, picnic grounds are available for family and group outings. Adventure World also offers a complete water park, including a large wave pool, water slides, a large activity pool, a "lazy river" ride and a children's play area.

    The following is a list of certain of the major attractions at Adventure
World:

ATTRACTION                                                                      DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------
Mind Eraser.............................................  Inverted suspended steel looping roller coaster
Tower of Doom...........................................  Giant drop ride
Python..................................................  Return loop steel roller coaster
Wild One................................................  Wooden roller coaster
Renegade Rapids.........................................  1,350-foot long rapids ride
Iron Eagle..............................................  83-foot spinning ride
Shipwreck Falls.........................................  Splash water ride
Wild West Stunt Show....................................  Western stunt show
Antique Cars............................................  Gasoline powered cars on guided track
Falling Star............................................  65-foot rotating platform ride
Carousel................................................  64-piece major carousel
Balloon Ferris Wheel....................................  12-balloon rotating wheel
A Day at the Circus.....................................  Themed children's area with 14 rides and attractions
Paradise Island WaterPark...............................  Water park with 11 rides and attractions

    Adventure World's principal competitors are King's Dominion Park, located in Doswell, Virginia (near Richmond); Hershey Park, located in Hershey, Pennsylvania; and Busch Gardens, located in Williamsburg, Virginia. These parks are located approximately 120, 125 and 175 miles, respectively, from Adventure World.

    HISTORY AND RECENT OPERATING RESULTS. Adventure World was originally developed in the 1970s as a drive-through wild life preserve. After 1980, the park was converted by the prior owners into a combination theme and water park, with an emphasis on the water park component. Prior to the Company's acquisition of Adventure World in early 1992, the theme park component lacked sufficient rides and attractions, as well as appropriate theming.

    Employing its strategy of acquiring undermanaged parks and significantly improving operations and marketable attractions, the Company implemented new marketing, sales and promotional programs and aggressively expanded the attractions at the park, adding (i) eleven major new rides through the 1996 season; (ii) an elaborately themed new children's area with 14 new rides and attractions; (iii) a major new western themed area, including an outdoor show area and an enclosed saloon/theatre; and (iv) extensive theming and landscaping. The Company also upgraded and expanded the picnic/festival grounds. This capital program, entailing a capital investment of approximately $28.6 million through 1996, together with creative marketing and promotional programs, have enabled the Company to increase Adventure World's attendance during the four seasons ended 1996, at a compounded annual rate of 21.2%. Additionally, revenue and park-level operating cash flow increased from $6.0 million and $0.3 million, respectively, for the first nine months of 1992 to $15.2 million and $3.9 million, respectively, during the comparable period of 1996. As a result of these achievements, the park was voted the "Most Improved Park" in the United States according to Inside Track Magazine for each of 1992, 1993 and 1994. In addition, in 1994 and 1995, the park received the Platinum Award from Ellis & Associates, leading international water safety consultants, for achieving a perfect score on safety tests administered by Ellis & Associates.


    The following table sets forth certain information with respect to the operations of Adventure World since its acquisition by the Company in January 1992:


                                                                                                    THROUGH
                                                                                                 SEPTEMBER 30,
                                                                                              --------------------
                                                    1992       1993       1994       1995       1995       1996
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues (000)............................  $   6,103  $   9,785  $  12,733  $  15,419  $  14,306  $  15,198
Total attendance (000)..........................        363        524        625        726        666        696
Revenues per visitor............................  $   16.80  $   18.67  $   20.36  $   21.23  $   21.48  $   21.84
In-park spending per visitor....................  $    7.01  $    7.50  $    8.36  $    8.80  $    9.11  $   10.19
Number of operating days........................        116        121        121        130        115        115
Capital expenditures(1) (000)...................  $     931  $   6,159  $   9,365  $   7,136  $   7,136  $   4,981


------------------------

(1) Capital expenditures shown above and in the following individual park tables, except where otherwise indicated, are calculated on a project-year basis, i.e., amounts shown for each year (or nine-month period), represent expenditures incurred during and prior to the park's operating season for that year.


    STRATEGY. The Company's strategy is to continue its capital investment and marketing programs at Adventure World in order to further penetrate the densely populated Washington, D.C./Baltimore market and to achieve further growth in attendance, ticket prices and in-park spending per capita. The Company made capital improvements at Adventure World of approximately $5.0 million for the 1996 season and expects to make between $8.0 and $12.0 million of such improvements prior to the 1997 season, in each case, to fund the development of additional rides, attractions and revenue-generating locations, as well as general park improvements, including the development of a new section at the park for 1997.


    Marketing programs at Adventure World for the 1996 season continued to utilize Cal Ripken, Jr., the Baltimore Orioles all-star shortstop, as the park's official spokesperson for radio, television and other advertising. Additionally, signage for Adventure World was added at Camden Yards, the Baltimore Orioles' stadium, and promotional events involving the Orioles were conducted. Prior to the 1996 season, Pepsi agreed to expand its sponsorship of the park, which resulted in expanded advertising and sponsorship support by Pepsi, including promotion of the park on millions of Pepsi cans throughout the summer. In addition, during the 1996 season, McDonald's became a promotional partner of the park for the first time.

    The Company intends to continue to add sales representatives and increase direct mail programs in order to expand its group sales and pre-sold ticket business, increase its season pass sales and capitalize on the substantial tourist market in the Washington, D.C. area, with a particular emphasis on visiting student groups and families. The Company is also considering adding complementary entertainment attractions at the park, either alone or in conjunction with joint venture partners. Management also intends to extend weekend operations before and after the current operating season, to expand special events (such as its Oktoberfest and Hallowscream events) and to increase its night business through evening discount programs. Given the size of the Washington, D.C./Baltimore market and the capital investment and marketing programs planned at Adventure World, management believes that Adventure World has the potential to reach annual attendance of at least 1.5 million within the next five to seven years.

DARIEN LAKE & CAMPING RESORT


    OVERVIEW. Darien Lake, a combination theme and water park, is the largest theme park in the State of New York and the 46th largest theme park in the United States based on 1995 attendance of 1.1 million. Attendance for the 1996 season totaled 1.3 million. Darien Lake is located off Interstate 90 in Darien Center, New York, approximately 30, 40 and 120 miles from Buffalo, Rochester and Syracuse, New York, respectively. The park's primary market includes upstate New York, western and northern Pennsylvania and southern Ontario, Canada. This market provides the park with a permanent resident population base of approximately 2.2 million people within 50 miles of the park and 3.1 million with 100 miles. According to the Nielsen Report, the Buffalo, Rochester and Syracuse markets are the number 39, number 74 and number 68 DMAs in the United States, respectively. Based upon in-park surveys, approximately 56% of the visitors to Darien Lake in 1996 resided within a 50-mile radius of the park, and 88% resided within a 100-mile radius.


    The Darien Lake property consists of approximately 1,000 acres, including 144 acres for the theme park, 242 acres of campgrounds, and 593 acres of agricultural, undeveloped and water areas. During its 1996 season, Darien Lake had 26 "wet" rides, 19 "dry" rides, 20 children's rides, 41 game venues, 62 food outlets, 22 merchandise outlets and five arcades. Darien Lake also has a 20,000 seat amphitheater. Following the 1995 season, the Company entered into a long-term agreement with a national concert promoter described more fully below.

    Adjacent to the Darien Lake theme park is a camping resort owned and operated by the Company with 1,180 developed campsites, including 330 recreational vehicles (RV's) available for daily and weekly rental. In addition, there are 500 other campsites available for tenting. Darien Lake is one of the few theme parks in the United States which offers a first class campground adjacent to the park. The campground is the fifth largest in the United States and was rated three stars on facilities and five stars on recreation by Woodalls 1995 North American Edition of The Campground Directory. In 1996, approximately 284,000 people used the Darien Lake campgrounds. Since admission to the campgrounds requires visitors to also purchase admission tickets to the theme park, the Company believes that substantially all of the camping visitors use the theme park.

    The following is a list of certain of the major attractions at Darien Lake:

ATTRACTION                                                             DESCRIPTION
------------------------------------------  ------------------------------------------------------------------

The Giant Wheel...........................  Second largest North American ferris wheel
The Predator..............................  Wooden roller coaster with 100-foot hill
The Viper.................................  Steel looping roller coaster
Nightmare at Phantom Cove.................  Indoor roller coaster
Cuda Falls................................  4-tube slide complex
Performing Arts Center....................  20,000 seat capacity outdoor amphitheater
Hook's Lagoon.............................  A five-story interactive family water attraction
Chance Train..............................  Train ride around lake
Grizzly Run...............................  White-water raft ride
Grand Prix................................  Formula K race cars
Thunder Rapids............................  Half-mile long flume ride
Sky Coaster...............................  180 foot hang-gliding attraction
Barracuda Bay.............................  Water park with 15 rides
Campground................................  Four-star camping facility
Popeye's Seaport..........................  Themed children's area with 10 rides and attractions
Adventureland.............................  Children's area with 12 "dry" rides

    Darien Lake's principal competitor is Wonderland Park located in Toronto, Canada, approximately 125 miles from Darien Lake. In addition, Darien Lake competes to a lesser degree with three smaller amusement parks located within 50 miles of the park. Darien Lake is significantly larger with a more diverse complement of entertainment than any of these three smaller facilities. Unlike Darien Lake, none of these parks have camping facilities or large concert venues.

    HISTORY AND RECENT OPERATING RESULTS. Darien Lake was opened in 1964. From 1991 to 1995, revenue and attendance at the park averaged approximately $21.6 million and 1.0 million, respectively, as compared to revenue for the first nine months of 1996 of $29.3 million and attendance of 1.3 million for the 1996 season.

    The following table sets forth certain information with respect to the operations of Darien Lake since 1991:


                                                                                                    THROUGH
                                                                                                 SEPTEMBER 30,
                                                                                              --------------------
                                         1991       1992       1993       1994       1995       1995       1996
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues (000).................  $  21,602  $  20,005  $  21,682  $  22,202  $  22,706  $  22,658  $  29,280
Total attendance (000)...............      1,103        974      1,010      1,038      1,053      1,053      1,290
Revenues per visitor.................  $   19.58  $   20.54  $   21.47  $   21.39  $   21.56  $   21.52  $   22.70
In-park spending per visitor(1)......  $   11.81  $   12.66  $   13.45  $   13.62  $   13.70  $   13.67  $   14.23
Number of operating days.............        120        118        109        106        107        107        107
Capital expenditures (project-year
  basis) (000).......................  $     700  $   1,050  $   1,157  $   3,002  $     300  $     300  $   8,573


------------------------

(1)  Includes campground revenue.

    STRATEGY. When it acquired the park in August 1995, the Company believed Darien Lake had significant growth potential, some of which was realized during the 1996 season. Prior to that season, the Company (i) added marketable new rides and attractions (with particular emphasis on increasing the children's component of the park and upgrading the water park facilities); (ii) improved the quality of the park's daily live shows; (iii) upgraded the quality of the merchandise outlets and restaurants; (iv) improved the park's theming, signage and landscaping; and (v) implemented more professional and creative marketing, sales and promotional programs to emphasize the park's improved product offerings. The Company spent approximately $8.6 million on capital expenditures at Darien Lake prior to the 1996 season and expects to spend between $9.0 and $12.0 million on such expenditures prior to the 1997 season to add a "state-of-the-art" steel looping roller coaster, a wave pool and other attractions and revenue generating locations.


    The 1996 marketing program for Darien Lake included the targeting of potential patrons in outer markets, which the Company believes represent a significant untapped opportunity. The Company intends to continue to target these markets in 1997. Darien Lake has also expanded its sponsorship relationship with Pepsi, which resulted in higher payments by Pepsi to the Company and increased advertising and sponsorship support by Pepsi. In that connection, Pepsi agreed to promote the park on cans sold in a number of upstate New York markets.

    Following the 1995 season, the Company entered into a long-term arrangement with a national concert promoter to realize the cash flow potential of the Performing Arts Center, a 20,000 seat amphitheater. Pursuant to this agreement, the promoter funded approximately $2.5 million of capital improvements at the Center prior to the 1996 season (including a new stage, improved restroom facilities and a tensile roof over a substantial portion of the permanent seating area) and agreed to book at the Center at least 20 concerts per season featuring nationally recognized performers. The promoter is required to pay the Company a base annual fee plus a fee based on concert attendance and fund all concert expenses and certain other operating expenses. During the 1996 season, there were 18 concerts at the center, including performances by Hootie and the Blowfish, Sting, the Dave Matthews Band and Alanis Morissette. During that season, the Company received fees of approximately $540,000 under this agreement. During the 1995 season, the Center generated a loss of approximately $145,000. To increase revenue at the Darien Lake campgrounds, the Company has, among other things, added new recreational vehicles for rental. During 1995, a number of Darien Lake's food and game outlets and certain attractions were operated by third parties with whom the former owner divided revenues. The Company has bought out certain of these arrangements in order to secure all of the revenues from such concessions. Lastly, as with the other acquired parks, the Company is considering adding special events before, during and after the season. Given its historical levels of attendance, the size of its market and the capital investment and marketing programs planned at Darien Lake, particularily in light of the 1996 season, the Company believes that Darien Lake has the potential to reach annual attendance of at least 1.5 million within the next three to five years.

ELITCH GARDENS

    OVERVIEW. Elitch Gardens is a theme park located in the downtown area of Denver, Colorado, next to Mile High Stadium, McNichols Arena and close to Coors Field. The park's primary market includes the greater Denver area as well as most of central Colorado. This market provides the park with a permanent resident population base of approximately 2.4 million people within 50 miles of the park and approximately 3.3 million people within 100 miles. According to the Nielsen Report, the Denver area is the number 18 DMA in the United States.

    The Company owns a site of approximately 60 acres, all of which are currently used for park operations. During its 1996 season, Elitch Gardens had 22 adult and 18 children's rides, 30 food outlets, 33 merchandise outlets and 35 game venues. Picnic grounds are also available for family picnics and group outings.

    The following table sets forth certain of the major attractions at Elitch
Gardens:

ATTRACTIONS                                                                     DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------
Launch Loop.............................................  Return loop steel roller coaster
Twister II..............................................  Wooden roller coaster
Accelator...............................................  Sky coaster
Big Wheel...............................................  Giant ferris wheel
River Rapids............................................  River rapids ride
Top Spin................................................  Rotating platform ride
Sea Dragon..............................................  Swinging ship ride
Sky Ride................................................  Sky lift ride
Run Away Train..........................................  High speed metal coaster

    Elitch Gardens has no significant direct competitors.

    HISTORY AND RECENT OPERATING RESULTS. A park in Denver under the name of "Elitch Gardens" has been in continuous operation for over 100 years. During 1994 and 1995, the park was relocated from its smaller location on the north side of Denver to its current location in downtown Denver, in close proximity to Coors Field, home of the Colorado Rockies. The park was constructed at a cost of $100 million (including land and equipment, as well as extensive infrustructure). The park was reopened in 1995, in which year the park generated approximately 960,000 in attendance and $20.0 million in revenues. Management believes that the park, as constructed, did not have sufficient marketable rides and attractions to achieve its attendance potential. In addition, the park lacks theming and landscaping, as well as creative marketing. This provides a significant opportunity for improved performance under the Company's management.

    The following table sets forth certain information with respect to the operations of Elitch Gardens in 1995, the year the park was opened, and the first nine months of 1996:

                                                                                                    THROUGH
                                                                                                 SEPTEMBER 30,
                                                                                              --------------------
                                                                                     1995       1995       1996
                                                                                   ---------  ---------  ---------
Total revenues (000).............................................................  $  19,839  $  19,642  $  19,506
Total attendance (000)...........................................................        959        950        849
Revenues per visitor.............................................................  $   20.69  $   20.68  $   22.98
In-park spending per visitor.....................................................  $    7.12  $    7.33  $    9.59
Number of operating days.........................................................        109        108        133
Capital expenditures (calendar-year basis) (000).................................  $  26,044  $  23,760  $     590

    STRATEGY. The Company believes it can improve the park's attendance and operating cash flow through the addition of marketable rides and attractions and other improvements, as well as the implementation of more professional and creative marketing, sales and promotional programs, which will emphasize the park's improved product offering. In that connection, the Company presently intends to invest between $20.0 and $25.0 million during 1997 and 1998 to add marketable rides and attractions (including the introduction of water rides) and to enhance marketing programs. Among the planned additions for the 1997 season is a "state-of-the-art" steel looping roller coaster and a "shoot-the-chute" giant splash ride. These additions will result in a more complete entertainment product. Premier also believes it can improve the park's performance by reducing operating expenses from historical levels and implementing a more efficient management structure. Given the size of its market, the location of the park, the absence of direct competition and the capital investment and marketing programs planned at Elitch Gardens, the Company believes that Elitch Gardens has the potential to reach annual attendance of 1.5 million within the next three to five years.

FRONTIER CITY


    OVERVIEW. Frontier City is a western theme park located along Interstate 35 in northeast Oklahoma City, Oklahoma, approximately 100 miles from Tulsa. The park's market includes nearly all of Oklahoma and certain parts of Texas and Kansas, with its primary market in Oklahoma City and Tulsa. This market provides the park with a permanent resident population base of approximately 1.1 million people within 50 miles of the park and 2.1 million people within 100 miles. According to the Nielsen Report, the Oklahoma City and Tulsa markets are the number 43 and number 59 DMAs in the United States, respectively. This market also has a substantial base of businesses, associations, schools and churches for group sales and outings. Based upon in-park surveys, approximately 66% of the visitors to Frontier City in 1996 resided within a 50-mile radius of the park, and 82% resided within a 100-mile radius.


    The Company owns a site of approximately 90 acres, with 60 acres currently used for park operations. The remaining 30 acres provide the Company with the potential to develop complementary operations, such as campgrounds or an amphitheater. During the 1996 season, Frontier City had 22 adult and 10 children's rides, 26 food outlets, 21 merchandise outlets, 34 game venues and four theaters. In addition, the Company professionally produces eight live shows daily, such as country music shows, a 50's musical revue and a magic show, and holds a concert series each summer. Fort Frontier, a 12,000 square foot air-conditioned mall and main event center, contains numerous food and retail locations, an entertainment center and a 500-seat western opera house. In the off-season, the center serves as a banquet facility, accommodating groups of up to 1,500 people. Picnic grounds are also available for family picnics and group outings.

    The following is a list of certain of the major attractions at Frontier
City:

ATTRACTIONS                                                                     DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------

Silver Bullet...........................................  Looping steel roller coaster
Wildcat.................................................  Wooden roller coaster
Nightmare...............................................  Indoor steel roller coaster
Diamond Back............................................  Backwards looping steel roller coaster
Time Warp...............................................  Double looping gondolas
Sky Coaster.............................................  135-foot hang-gliding attraction
Thunder Road............................................  Go-cart track
Renegade Rapids.........................................  River rapids ride
Red River Logging Co....................................  Log flume
Prairie Schooner........................................  Swinging ship
Grand Centennial Wheel..................................  Giant ferris wheel
Swingin' Six Guns.......................................  Flying swings
O.K. Kiddie Corral......................................  Themed Children's Area with multiple rides and attractions

    Frontier City's only significant competitor is Six Flags Over Texas located in Arlington, Texas, approximately 225 miles from Frontier City.

    HISTORY AND RECENT OPERATING RESULTS. Frontier City opened in 1958 as a replica of an 1880s western town and was acquired by the Company in 1982. The Company began redeveloping the park after the 1989 season with a two-year, $7.0 million capital program to reposition and revitalize the park. In addition to extensive western theming and landscaping and general upgrading of the physical plant, capital improvements included the addition of three major rides, the expansion and improvement of the O.K. Kiddie Corral children's area (including the addition of three children's rides), the expansion and theming of the group picnic facilities and the addition of Fort Frontier. The effect of these capital improvements, combined with an aggressive marketing program, was to increase the park's attendance and revenue by approximately 54% and 83%, respectively, from 1989 to 1991. Since 1991, the park has achieved steady growth in annual revenue to $9.1 million in 1995 and has maintained annual attendance in the range of approximately 500,000. As a result of these efforts, Frontier City has received numerous community and industry awards and was named the 1991 Tourist Attraction of the Year by the State of Oklahoma Department of Tourism and Recreation.

    The following table sets forth certain information with respect to the operations of Frontier City since 1989, when current management assumed control of Premier:

                                                                                                                    THROUGH
                                                                                                                   SEPTEMBER
                                                                                                                      30,
                                                                                                                   ---------
                                       1989(1)     1990       1991       1992       1993       1994       1995       1995
                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues (000)................  $   4,140  $   5,571  $   7,579  $   8,289  $   8,658  $   8,990  $   9,070  $   8,108
Total attendance (000)..............        331        398        508        496        503        506        544        471
Revenues per visitor................  $   12.53  $   14.02  $   14.91  $   16.73  $   17.20  $   17.76  $   16.67(2) $   17.21
In-park spending per visitor........  $    5.01  $    5.44  $    5.66  $    6.70  $    6.92  $    7.09  $    6.32(2) $    6.42
Number of operating days............         96        117        117        136        136        137        134        116
Capital expenditures
  (project-year basis) (000)........  $     558  $   1,588  $   5,459  $     904  $   1,824  $   2,161  $   1,537  $   1,537


                                        1996
                                      ---------
Total revenues (000)................  $   8,283
Total attendance (000)..............        454
Revenues per visitor................  $   18.24
In-park spending per visitor........  $    7.30
Number of operating days............        123
Capital expenditures
  (project-year basis) (000)........  $     561


------------------------

(1) Reflects results prior to the Company's implementation of a $7.0 million capital improvement program.

(2) The reduction in revenues and in-park spending per visitor in 1995 primarily reflects the effects of the sale of an additional 20,000 season passes in 1995. Season pass sales generally decrease ticket revenue per customer since season pass holders tend to visit the parks frequently. In addition, although these patrons visit the park more often than other customers, the Company believes that they generally spend less during each visit.

    STRATEGY. Management believes that as a result of its capital improvement program to date, Frontier City has reached an appropriate level of attractions for its market size. As a result, with maintenance-level capital expenditures in the range of $300,000 to $400,000 per year and additions of new marketable attractions every two or three years, the Company believes that the park should be able to build upon its performance by achieving moderate attendance growth, gradually increasing ticket prices and increasing in-park spending, as well as improving operating margins as revenue increases. Prior to the 1996 season, the Company added a go-cart track, and plans to add a children's activity area for the 1997 season.

    The Company conducts weekend activities in the off-season at Frontier City, including special events such as Hallowscream and Oktoberfest. Management will consider expanding these activities in the future (for example, by adding Christmas events). The Company may also consider adding a campground and a concert venue at the park.

    Because of the geographic proximity of Frontier City and White Water Bay, the Company seeks to take advantage of operational efficiencies and other tie-in benefits at these parks. For example, the two parks are supervised by a single general manager and are serviced by a single marketing and sales department. In addition, the Company enhanced its joint marketing program for Frontier City and White Water Bay with a revised season pass program for 1995 which offers unlimited use of both facilities for a single price. As a result of this simplified joint program, season passes sold for 1995 for Frontier City and White Water Bay exceeded 36,000, as compared to 17,800 for 1994. Even after price increases in 1996, season pass sales aggregated approximately 35,000 during that season.

GEAUGA LAKE

    OVERVIEW. Geauga Lake is a combination theme and water park, and is the 42nd largest theme park in the United States based on 1995 attendance of 1.1 million. Attendance for the 1996 season totaled 1.2 million. Geauga Lake is located in Aurora, Ohio, 20 miles southeast of Cleveland and approximately 30, 60 and 120 miles, respectively, from Akron and Youngstown, Ohio and Pittsburgh, Pennsylvania. This market provides the park with a permanent resident population base of approximately 4.0 million people within 50 miles of the park and 7.4 million within 100 miles. According to the Nielsen Report, the Cleveland/Akron, Youngstown and Pittsburgh markets are the number 13, number 95 and number 19 DMAs in the United States, respectively. Based upon in-park surveys, approximately 63% of the visitors to Geauga Lake in 1996 resided within a 50-mile radius of the park, and 83% resided within a 100-mile radius.

    The 257-acre property on which Geauga Lake is situated includes a 55-acre spring-fed lake. The theme park itself presently occupies approximately 116 acres. There are approximately 87 acres of undeveloped land (of which approximately 30 acres have the potential for further development). During the 1996 season, Geauga Lake featured over 60 "wet" and "dry" attractions, a tidal wave pool, 38 game venues, 44 food outlets, 25 merchandise outlets, three theaters and two arcades. Rainbow Island, the park's "dry" area for young children, features 16 children's rides. Turtle Beach, a 1.4-acre water activity area designed exclusively for children ages two through twelve, is located adjacent to Rainbow Island.

    The following is a list of certain of the major attractions at Geauga Lake:

ATTRACTION                                                                      DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------
Mind Eraser.............................................  Forward and backward roller coaster with five elements
The Double Loop.........................................  Steel roller coaster
The Big Dipper..........................................  Wooden roller coaster
Texas Twister...........................................  Top spin ride
The Raging Wolf Bobs....................................  85-foot high wooden roller coaster
Stingray Slides.........................................  70-foot tall water slides
Grizzly Run.............................................  River rapids ride
Euro Racers.............................................  Grand prix raceway
The Wave................................................  Tsunami tidal wave pool
Neptune Falls...........................................  1,600-foot, four flumed water slide complex
The Rampage.............................................  Two high-speed water slides
Turtle Beach............................................  Children's water park
Rainbow Island..........................................  Children's ride area

    Geauga Lake's principal competitors are Cedar Point located in Sandusky, Ohio and Kennywood, located in Pittsburgh, Pennsylvania. These parks are located approximately 90 miles and 120 miles, respectively, from Geauga Lake. There are also three small water parks within a 50-mile radius of Geauga Lake, and Sea World, a marine park, is on the other side of Geauga Lake. While Sea World does, to some extent, compete with Geauga Lake for patrons, it is a complementary attraction, and many patrons visit both facilities.

    HISTORY AND RECENT OPERATING RESULTS. Geauga Lake has been in continuous operation for over 100 years. The park was one of the first theme parks in the United States to introduce a complete water entertainment complex within a traditional theme park at no additional charge to visitors. From 1991 to 1995, revenue and attendance at the park averaged approximately $23.1 million and 1.1 million, respectively, as compared to revenue for the first nine months of 1996 of $27.8 million and attendance of 1.2 million during the 1996 season.

    The following table sets forth certain information with respect to the operations of Geauga Lake since 1991:


                                                                                                                  THROUGH
                                                                                                               SEPTEMBER 30,
                                                                                                            --------------------
                                                       1991       1992       1993       1994       1995       1995       1996
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues (000)...............................  $  22,341  $  22,298  $  24,097  $  23,106  $  23,781  $  23,615  $  27,834
Total attendance (000).............................      1,140      1,107      1,177      1,068      1,075      1,064      1,171
Revenues per visitor...............................  $   19.60  $   20.14  $   20.47  $   21.63  $   22.12  $   22.19  $   23.76
In-park spending per visitor.......................  $   10.68  $   11.08  $   11.26  $   11.88  $   11.86  $   11.97  $   12.82
Number of operating days...........................        115        115        115        116        127        114        117
Capital expenditures
  (project-year basis) (000).......................  $   1,650  $   1,050  $   3,050  $     913  $   1,805  $   1,805  $  11,315



    STRATEGY. When it acquired the park, the Company believed Geauga Lake had significant growth potential, certain of which was realized during the 1996 season. Prior to that season, the Company (i) added marketable new rides and attractions; (ii) improved the quality of the park's daily live shows; (iii) upgraded the quality of the merchandise outlets and restaurants; (iv) improved the park's theming, signage and landscaping; and (v) implemented more professional and creative marketing, sales and promotional programs, with an emphasis on the park's improved product offerings. Among the major new improvements for 1996 were a forward/backward roller coaster and a river rapids ride. The Company spent approximately $11.3 million on capital improvements prior to the 1996 season and expects to spend between $5.0 and $8.0 million on such expenditures prior to the 1997 season. Planned 1997 improvements include a free-fall ride and a five-story interactive water attraction.


    In conjunction with 1996 improvements, the Company increased its marketing and sales activities to corporate sponsors as well as to the public. In that connection, the park has replaced its beverage sponsor with Coca-Cola. This arrangement resulted in higher beverage sponsorship payments to the park, and Coca-Cola agreed to an expanded level of advertising and sponsorship support, including promotion of the park on Coke cans in multiple markets, including Cleveland and Pittsburgh, for the entire season.

    The Company plans to continue to take greater advantage of its location next to Sea World of Ohio. As a unique destination marine park, Sea World, which is located directly across Geauga Lake, is able to attract visitors from a much wider geographical area than Geauga Lake. Historically, the two parks have not participated in any co-marketing programs. During 1996, the Company and Sea World conducted joint marketing programs in outer market areas, including Detroit, involving joint television advertising of combination passes. In addition, combination tickets were sold at each park. The Company plans to continue and expand this joint marketing program for the 1997 season. To increase attendance and revenue prior to Memorial Day and after Labor Day, the Company expanded off-season special events such as Oktoberfest and Hallowscream. The Company intends to develop Geauga Lake's 30 acres of unutilized land for complementary uses. Lastly, as with the other parks acquired in the Funtime Acquisition, the Company has bought out third-party game concessionaires who had shared game revenue with the prior owners of the park. Given its historical levels of attendance, the size of its market and the capital investment and marketing programs planned at Geauga Lake, the Company believes that Geauga Lake has the potential to reach annual attendance of at least 1.5 million within the next three to five years.

THE GREAT ESCAPE

    OVERVIEW. The Company acquired The Great Escape on December 4, 1996. The Great Escape, which opened in 1954, is a combination theme and water park located off Interstate 87 in the Lake George resort area, 180 miles north of New York City and 40 miles north of Albany. The park's primary market includes the Lake George tourist population and the resident upstate New York and western New England population. Official statistics indicate that the area had a visitor population of over 7.5 million people in 1995, of which over 3.5 million were overnight visitors, with an average length of stay of 4.3 days. This market provides the park with a permanent resident population base of approximately 1.1 million people within 50 miles of the park and 3.3 million people within 100 miles. According to the Nielsen Report, the Albany market is the number 52 DMA in the United States.

    The Great Escape is located on a site of approximately 335 acres, with 100 acres currently used for park operations. Approximately 30 of the undeveloped acres are suitable for park expansion. During the 1996 season, The Great Escape had 33 adult and 12 children's rides, 30 food outlets, 18 merchandise outlets, 29 game venues and five theaters. In addition, The Great Escape professionally produces live shows daily and holds a concert series each summer. Picnic grounds are also available for family picnics and group outings.

    The following is a list of certain of the major attractions at The Great
Escape:

ATTRACTIONS                                                                     DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------

Comet...................................................  Wooden roller coaster
Steamin' Demon..........................................  Looping steel roller coaster
Desperado...............................................  Log flume ride
Giant Ferris Wheel......................................  Ferris wheel
Raging River............................................  River rapids ride
Banshee Plunge..........................................  Water tube slide
Blue Typhoon............................................  Water tube slide
Twister Falls...........................................  Water tube slide
Black Cobra.............................................  Wet/dry water slide

    The Great Escape's only significant direct competitor is Riverside, located in Springfield, Massachusetts, approximately 150 miles from The Great Escape. The Company is scheduled to acquire Riverside in late January 1997. See "--Recent and Pending Acquisitions". In addition, there is a smaller water park located in Lake George.

    HISTORY AND RECENT OPERATING RESULTS. In late 1992, Mr. Wood reacquired the park from International Broadcasting Company ("IBC") (to whom he had previously sold the facility) out of IBC's bankruptcy proceedings. Since its reacquisition, a water park component was added to The Great Escape, and the park has shown steadily improving operating results, including attendance, per capita spending and operating cash flow.

    The following table sets forth certain information with respect to the operations of The Great Escape since 1994:


                                                                                           ELEVEN MONTHS
                                                                       YEAR ENDED              ENDED
                                                                      OCTOBER 31,          SEPTEMBER 30,
                                                                  --------------------  --------------------
                                                                    1994       1995       1995       1996
                                                                  ---------  ---------  ---------  ---------
Total revenues (000)............................................  $  13,321  $  14,360  $  14,358  $  15,070
Total attendance (000)..........................................        531        557        557        574
Revenues per visitor............................................  $   25.09  $   25.78  $   25.78  $   26.25
In-park spending per visitor....................................  $   10.35  $   10.36  $   10.33  $   10.46
Number of operating days........................................        100        100        100        101
Capital expenditures (fiscal-year basis) (000)..................  $   2,284  $   1,645  $   1,615  $     298


    STRATEGY. While The Great Escape has shown solid performance, Premier believes it can increase attendance and park-level operating cash flow through the continued addition of attractions and the introduction of a more extensive marketing strategy. Without upsetting a successful strategy, Premier intends to selectively extend the park's operating hours beyond the current 6:00 p.m. closing time and extend the season into October. In addition, Premier sees the opportunity to increase revenue outlets through the park. In addition to the park's traditional vacation customer, Premier intends to emphasize group sales, as well as greater marketing in selected markets such as Albany to help drive attendance increases. The Company expects to spend between $8.0 and $12.0 million on capital expenditures prior to the 1997 and 1998 seasons, including the addition of a wave pool and other attractions.

RIVERSIDE

    OVERVIEW. Riverside is a combination theme park and motor speedway, located off Interstate 91 near Springfield, Massachusetts, approximately 95 miles west of Boston. Riverside's primary market includes Springfield and western Massachusetts, Hartford and western Connecticut, as well as portions of eastern Massachusetts and eastern New York. This market provides the park with a permanent resident population base of approximately 3.1 million people within 50 miles and 14.7 million people within 100 miles. According to the Nielsen Report, the Springfield market is the number 102 DMA in the United States.

    Riverside is comprised of approximately 160 acres, with 118 acres currently used for park operations, 12 acres for a picnic grove and approximately 30 undeveloped acres. Riverside's Speedway is a multi-use stadium which includes a one-quarter mile NASCAR-sanctioned short track for automobile racing which can seat 6,200 for speedway events and 15,000 festival style for concerts. During the 1996 season, Riverside had 26 adult rides, 25 children's rides, 20 food outlets, 16 merchandise outlets and 32 game venues.

    The following is a list of the major attractions at Riverside:

ATTRACTIONS                                                                     DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------

Cyclone.................................................  Wooden roller coaster
Colossus................................................  150' ferris wheel
Thunderbolt.............................................  Wooden roller coaster
Black Widow.............................................  Looping steel coaster
Wild River Rapids.......................................  Log flume ride
Swiss Sky Ride..........................................  Gondola ride
Carousel................................................  1909 Antique Illions carousel
Monorail................................................  Elevated monorail

    Riverside's most significant competitor is expected to be Lake Compounce located in Bristol, Connecticut, approximately 50 miles from Riverside. Lake Compounce has not been in regular full-service operation for several years. However, the prior owner of the park recently entered into a joint venture relationship with an established park operator, and the park has received a substantial investment of private and public funds. To a lesser extent, Riverside competes with The Great Escape, the Company's park located in Lake George, New York.

    HISTORY AND RECENT OPERATING RESULTS. The park has been serving the southern New England market for over 100 years. The park was purchased by Edward Carroll, Sr. in 1940 and has been operated by his family since that date.

    The following table sets forth certain information (on a September 30 fiscal year basis) with respect to the operations of Riverside since 1994:

                                                                           1994       1995       1996
                                                                         ---------  ---------  ---------
Total revenues (000)...................................................  $  19,281  $  19,466  $  18,846
Total attendance (000).................................................        862        858        750
Revenue per visitor....................................................  $   22.37  $   22.69  $   25.13
In-park spending per visitor...........................................  $   10.82  $   10.75  $   11.65
Number of operating days...............................................        147        147        147
Capital expenditures (fiscal-year basis) (000).........................  $     466  $     328  $     691

    STRATEGY. Since the late 1980s, the park has suffered from limited available funds for investment and a lack of creative marketing. The Company believes that, although Riverside is outfitted with a large number of rides and revenue outlets, it has lacked the investment and marketing needed to drive attendance. The Company believes that by adding marketable rides and attractions, such as a suspended looping coaster similar to Adventure World's Mind Eraser, and by initiating a superior marketing campaign, it can solidify the park's attendance base and expand into other markets, such as additional portions of eastern Massachusetts, as well as achieve greater penetration in Connecticut. In addition, management believes that adding water elements to the park could substantially increase its appeal. These steps will be particularly important as significant investments are made to Lake Compounce.


    The closing of the Riverside Acquisition is scheduled to occur in early February 1997 by which time Premier will not be able to make all of its desired improvements for the 1997 season, although the Company intends to add a suspended coaster, address deferred maintenance and initiate an aggressive marketing campaign. Further improvements will be made for the 1998 season. In addition, although the park has generated revenues of between $18-$20 million during 1994 through 1996, the park has generated EBITDA margins during these years of only 4%-8%. The Company believes that opportunities exist to significantly improve these margins.


WATERWORLD

    OVERVIEW. Waterworld consists of two water parks (Waterworld USA/Concord and Waterworld USA/ Sacramento) and one family entertainment center (Paradise Island).

    Waterworld USA/Concord is located in Concord, California, in the East Bay area of San Francisco. The park's primary market includes nearly all of the San Francisco Bay area. This market provides the park with a permanent resident population base of approximately 6.7 million people within 50 miles of the park and 10.0 million people within 100 miles. Water parks by their nature tend to draw patrons from a smaller radius than theme park. According to the Nielsen Report, the San Francisco Bay market is the number 5 DMA in the United States.

    Waterworld USA/Sacramento is located on the grounds of the California State Fair in Sacramento, California. Also located on the fair grounds is Paradise Island, the Company's family entertainment center. The facilities' primary market includes Sacramento and the immediate surrounding area. This market provides the park with a permanent resident population base of approximately 2.6 million people within 50 miles of the park and 9.7 million people within 100 miles. According to the Nielsen Report, the Sacramento market is the number 20 DMA in the United States.


    Both facilities are leased under long-term ground leases. The Concord site includes approximately 29 acres, with 24 acres currently used for park operations. The Sacramento facility is located on approximately 20 acres, all of which is used for the park and the family entertainment center. During the 1996 season, Waterworld had 13 adult and 16 children's rides and attractions, 13 food outlets, two merchandise outlets and three game venues. The family entertainment center, which operates year-round, features six thrill rides, laser tag, a rock climbing wall, batting cage, two miniature golf courses, two go-cart tracks, arcade games and other attractions. Picnic grounds at both facilities are also available for family picnics and group outings.

    The following is a list of certain of the major attractions at Waterworld:

CONCORD

ATTRACTIONS                                                                     DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------

Breaker Beach...........................................  Wave pool
Kaanapali Kooler........................................  1,200 foot lazy river
Typhoon.................................................  Four 250 foot open and closed tube slides
Banzai..................................................  Six body slides
Cliffhanger.............................................  Two drop-out slides
Diablo Falls............................................  Two shotgun slides
Wildwater Kingdom.......................................  Water activity area
Treasure Island.........................................  Children's activity area

SACRAMENTO

ATTRACTIONS                                                                     DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------

Dew Lagoon..............................................  Wave pool
Calypso Cooler..........................................  800 foot lazy river
Cannon Ball Falls.......................................  Two shotgun slides
Windjammer Pool.........................................  Lap pool
Tadpool.................................................  Children's pool
Trinidad Falls..........................................  Four 300 foot open and closed tube slides
Cobra...................................................  Two 250 foot corkscrew slides
Cliffhanger.............................................  Two drop-out slides
The Hurricane...........................................  Tube slide
Surf Hill...............................................  Children's slide
Treasure Island.........................................  Children's activity area
Paradise Island.........................................  Family entertainment center

    Concord's only significant direct competitor is Raging Waters located in San Jose, approximately 100 miles from that facility. Sacramento's only significant competitor is Sunsplash located in the north east of Sacramento, approximately 40 miles from that facility. Paradise Island's significant direct competitors are Golf land, which is adjacent to Sunsplash, Wooz Family Entertainment Center, located in Vacaville, 30 miles from Sacramento and Scadia Family Fun Center located in Fairfield, 45 miles from Sacramento.


    HISTORY AND RECENT OPERATING RESULTS. The Concord park opened in May 1995 and was constructed by the former owners at an aggregate cost of approximately $9.2 million (including organizational and development costs). The Sacramento facility opened in 1986 and Paradise Island opened during 1993 and was constructed at a cost of $2.6 million.

    The following table sets forth certain information with respect to the operations of Waterworld USA/ Concord since 1995, the year the park opened:

                                                                                                             THROUGH SEPTEMBER
                                                                                                                    30,
                                                                                                            --------------------
                                                                                                   1995       1995       1996
                                                                                                 ---------  ---------  ---------
Total revenues (000)...........................................................................  $   5,791  $   5,647  $   5,827
Total attendance (000).........................................................................        331        331        310
Revenues per visitor...........................................................................  $   17.50  $   17.06  $   18.80
In-park spending per visitor...................................................................  $    6.40  $    6.28  $    6.32
Number of operating days.......................................................................        110        108        117
Capital expenditures (calendar-year basis) (000)...............................................  $   7,383  $   7,265  $   1,331

    The following table sets forth certain information with respect to the operations of Waterworld USA/ Sacramento since 1993.

                                                                                                     THROUGH SEPTEMBER
                                                                                                            30,
                                                                                                    --------------------
                                                                     1993       1994       1995       1995       1996
                                                                   ---------  ---------  ---------  ---------  ---------
Total revenues (000)(1)..........................................  $   4,555  $   5,938  $   5,812  $   5,338  $   5,826
Total attendance (000)...........................................        258        280        271        271        294
Revenues per visitor(2)..........................................  $   13.71  $   13.87  $   14.05  $   14.78  $   14.30
In-park spending per visitor.....................................  $    5.00  $    5.02  $    5.31  $    5.31  $    5.22
Number of operating days.........................................        111        106        109        109        112
Capital expenditures (calendar-year basis) (000).................  $      70  $     225  $     281  $     231  $     373

------------------------

(1)  Excludes fee income from management of Concord.


(2) Revenues per visitor do not include revenue of Paradise Island (a fee-per-attraction entertainment center) of $1,018,000, $2,054,000, $2,004,000, $1,333,000, and $1,621,000 for the years ended December 31,
    1993, 1994, and 1995 and for the nine months ended September 30, 1995 and 1996, respectively.


    STRATEGY. Management believes that the parks have growth potential in attendance and operating cash flow. Stand-alone water parks are by their nature less capital intensive than theme parks. The Company plans to add a major water attraction (costing in the range of between $1.0 million and $1.5 million) at each of the Waterworld parks in the next two to three years. Thereafter, management expects that Waterworld will require minimal on-going capital expenditures of approximately $200,000 to $300,000 per year and the addition of a new attraction every three or four years.

WHITE WATER BAY


    OVERVIEW. White Water Bay is a tropical themed water park located along Interstate 40 in southwest Oklahoma City, Oklahoma. The park is the 15th largest water park in the United States based on 1995 attendance of approximately 327,000. The park's primary market includes the greater Oklahoma City metropolitan area. According to the Nielsen Report, Oklahoma City is the number 43 DMA in the United States. This market provides the park with a permanent resident population base of approximately 1.1 million people within 50 miles of the park and 2.1 million people within 100 miles. White Water Bay also attracts group sales from groups such as churches and other civic organizations. Based upon in-park surveys, approximately 87% of the visitors to White Water Bay in 1996 resided within a 50-mile radius of the park, and 92% resided within a 100-mile radius.


    The Company owns a site of 22 acres, all of which are currently used for park operations. White Water Bay features a 500,000 gallon wave pool, an eight story multiple slide ride, a 450,000 gallon activity pool, nine slides, a "lazy river" ride, a children's activity pool and four volleyball courts. White Water Bay also has a full service restaurant and two snack stands. Raft and locker rentals are also available. In addition, the park has picnic grounds for family and group outings.

    The following is a list of certain of the major attractions at White Water
Bay:

ATTRACTION                                                                      DESCRIPTION
--------------------------------------------------------  --------------------------------------------------------
White Water Bay.........................................  Wave pool
Castaway Creek..........................................  Lazy river
Acapulco Cliff Dive.....................................  Speed slide
Bermuda Triangle........................................  Multiple slide complex
Shipwreck Island........................................  Activity pool
Kid's Cove..............................................  Kiddie pool
Tad Pool................................................  Kiddie pool
Black Beard's Revenge...................................  Water slide
The Rapids..............................................  Splash pool ride
Big Kahuna..............................................  White water rafting ride
Swashbuckler Flumes.....................................  Slide complex

    There are no other water parks located in Oklahoma City and, therefore, the Company's primary competition is from other outdoor water activities, such as local swimming pools.

    HISTORY AND RECENT OPERATING RESULTS. White Water Bay was originally opened in 1981 and was acquired by the Company in 1991. While the park was fairly well-developed and maintained under its prior ownership, the Company has expanded the park with the addition of a major white water raft ride, two speed slides, a full service restaurant and a picnic pavilion. Since the Company's acquisition of the park in 1991, the park has achieved average annual attendance of approximately 295,000 and average annual revenues of approximately $3.3 million.

    The following table sets forth certain information with respect to the operations of White Water Bay since 1991:


                                                                                                           THROUGH
                                                                                                        SEPTEMBER 30,
                                                                                                     --------------------
                                               1991      1992(1)     1993       1994        1995       1995       1996
                                             ---------  ---------  ---------  ---------  ----------  ---------  ---------
Total revenues (000).......................  $   3,335  $   3,001  $   3,417  $   3,176  $    3,475  $   3,398  $   3,313
Total attendance (000).....................        320        257        295        277         327        327        314
Revenues per visitor.......................  $   10.43  $   11.68  $   11.60  $   11.47  $    10.64(2) $   10.40 $   10.55
In-park spending per visitor...............  $    3.02  $    3.33  $    3.35  $    3.15  $     3.14  $    3.14  $    3.55
Number of operating days...................        103        110        102        102          97         97        100
Capital expenditures (project-year basis)
  (000)....................................  $     423  $     202  $     202  $     596(3) $       56 $      56 $      12


------------------------

(1) Although each of the Company's parks was adversely affected by inclement weather in 1992, White Water Bay, as a water park, was particularly affected by such weather. See "Risk Factors -- Effects of Inclement Weather; Seasonal Fluctuations of Operating Results."

(2) The reduction in revenues per visitor in 1995 primarily reflects the effects of the sale of an additional 20,000 season passes in 1995. Season pass sales generally decrease ticket revenue per customer since season pass holders tend to visit the parks frequently.

(3) Of such amount, $150,000 was funded by Pepsi in connection with a sponsorship arrangement.

    STRATEGY. Management expects that White Water Bay will require minimal on-going capital expenditures of up to approximately $75,000 per year and the addition of a new attraction every three or four years. Through this strategy, the Company believes that the park should generate a consistent annual attendance in the range of 280,000 to 320,000. In addition, White Water Bay expects to continue to benefit from the joint marketing initiatives with Frontier City described above.

WYANDOT LAKE

    OVERVIEW. Wyandot Lake, which has 13 water rides, is the 12th largest water park in the United States based on 1995 attendance of approximately 370,000. Attendance for the 1996 season totaled 396,000. The park also has 18 "dry" rides. Wyandot Lake is located just outside of Columbus, Ohio, adjacent to the Columbus Zoo on property sub-leased from the Columbus Zoo. The park's primary market includes the Columbus metropolitan area and other central Ohio towns. This market provides the park with a permanent resident population base of approximately 2.0 million people within 50 miles of the park and approximately
6.4 million people within 100 miles. The Columbus market, according to the Nielsen Report, is the number 34 DMA in the United States. Based on in-park surveys, approximately 82% of the visitors to Wyandot Lake in 1996 resided within a 50-mile radius of the park, and 92% resided within a 100-mile radius.

    The Company leases from the Columbus Zoo the land, the buildings and several rides which existed on the property at the time the lease was entered into in 1983. The current lease expires in 1998 and the Company has two five-year renewal options. The land leased by Wyandot Lake consists of approximately 18 acres. The park shares parking facilities with the Columbus Zoo. Wyandot Lake features a variety of "wet" and "dry" attractions, including a "wet" and "dry" area for young children.

    The following is a list of certain of the major attractions at Wyandot Lake:

ATTRACTION                                                                        DESCRIPTION
------------------------------------------------------------  ---------------------------------------------------
Christopher's Island Discovery Treehouse....................  Five-story family interactive water attraction
Zuma Falls..................................................  Twin passenger tube slide
Parrot Beach................................................  Kids water attraction
Jet Stream..................................................  Twin passenger tube slide
Canoochee Creek.............................................  Adult water attraction
Buccaneer Bay...............................................  Children's water attraction
Phantom Tunnel Hydro Tube...................................  A 300-foot enclosed water slide
Wild Rage...................................................  70-foot water slide
Star Fish Ferris Wheel......................................  A 52-foot high ferris wheel
The Wild Tide Wave Pool.....................................  30,000 sq. foot tidal wave pool
Sea Dragon Roller Coaster...................................  Small wooden roller coaster
Water Coil..................................................  A two-flumed water slide
Uncle Al's Treehouse........................................  Children's playground

    Wyandot Lake's direct competitors are King's Island and The Beach, each located in Cincinnati, Ohio, and Cedar Point, located in Sandusky, Ohio. These three parks are each located approximately 100 miles from Wyandot Lake. Although the Columbus Zoo is located adjacent to the park, it is a complementary attraction, with many patrons visiting both facilities.

    HISTORY AND RECENT OPERATING RESULTS. Wyandot Lake has been in operation since 1981. From 1991 to 1995, revenue and attendance at the park averaged approximately $4.4 million and 359,000, respectively. During the first nine months of 1996, revenue totaled $5.9 million and attendance for 1996 aggregated 396,000. The Company believes that under prior ownership the park suffered from a lack of capital investment in marketable rides and attractions and creative marketing. This provides a significant opportunity for improved performance under the Company's management.

    The following table sets forth certain information with respect to operations of Wyandot Lake since 1991:


                                                                                                         THROUGH
                                                                                                      SEPTEMBER 30,
                                                                                                   --------------------
                                              1991       1992       1993       1994       1995       1995       1996
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues (000)......................  $   4,000  $   3,830  $   4,755  $   4,597  $   5,059  $   4,919  $   5,889
Total attendance (000)....................        350        324        388        361        370        349        377
Revenues per visitor......................  $   11.43  $   11.82  $   12.26  $   12.73  $   13.67  $   14.10  $   15.62
In-park spending per visitor..............  $    5.02  $    5.20  $    5.17  $    5.27  $    5.26  $    5.72  $    6.49
Number of operating days..................        101        116        111        111        132        108        110
Capital expenditures (project-year basis)
  (000)...................................  $     450  $     610  $     276  $     556  $     155  $     155  $   2,056


------------------------


    STRATEGY. The Company believes that Wyandot Lake has significant growth potential. Of its capital expenditure budget for 1996, the Company spent approximately $2.1 million on Wyandot Lake and the Company is considering spending up to $1.5 million on this facility for the 1997 season to add a children's area.


    The Company implemented aggressive marketing and sales activities for the 1996 season both to corporate sponsors and to the general public to highlight these park upgrades. In that connection, Coca-Cola became a sponsor of the park for 1996, which resulted in higher beverage sponsorship revenue and expanded promotional and marketing support for the park. The Company also expects Wyandot Lake to benefit from the $75 million planned expansion of the Columbus Zoo located adjacent to the park. The Company is currently discussing with the Zoo the addition of five to ten acres to Wyandot Lake which, if obtained, will facilitate a significant expansion of the existing park. In an effort to attract visitors going to the Columbus Zoo, Wyandot Lake participates in joint local advertising programs with the Columbus Zoo and is implementing other marketing programs to capitalize on the park's close proximity to the Zoo. As with the other acquired parks, the Company will seek to add special events.

MARKETING AND PROMOTION

    The Company attracts visitors through multi-media marketing and promotional programs for each of its parks. These programs are tailored to address the different characteristics of their respective markets and to maximize the impact of specific park attractions and product introductions. All marketing and promotional programs are updated or completely revamped each year to address new developments. Marketing programs are generally initiated at the park level and supervised by the Company's Vice President for Marketing, with the assistance of the Company's senior management and national advertising agency. During the three years ended December 31, 1995 and the nine-months ended September 30, 1996, the Company incurred advertising expense of approximately $2.8 million, $3.7 million, $5.7 million (including approximately $1.5 million expended with respect to the parks acquired in the Funtime Acquisition) and $9.0 million, respectively. During 1993 and 1994, Funtime incurred approximately $5.1 million and $5.2 million, respectively, in such expense.

    The Company believes that the local orientation of its marketing programs is a key ingredient to successfully promoting its parks. For example, Cal Ripken, Jr., the all-star shortstop for the Baltimore Orioles, serves as official spokesperson for Adventure World, making numerous appearances in radio and television commercials, and Olympic gymnast Shannon Miller, an Oklahoma City resident, has opened rides at White Water Bay. The Company also develops partnership relationships with well-known national and regional sponsors to supplement its advertising efforts and to provide attendance incentives in the form of discounts and/or premiums. Presented below is a selection of some of Premier's most recognized corporate sponsors and marketing partners:

7-Eleven                               Kodak
Blockbuster Video                      McDonald's
Coca-Cola                              Pepsi
Columbus Zoo                           Safeway Supermarkets
Domino's                               Sea World of Ohio
Friendly's                             Sherwin Williams
Giant Eagle Supermarkets               Taco Bell
Giant Food Supermarkets                TCBY
John Deere                             TOPS Supermarkets
KFC                                    Wendy's

    The Company has also arranged for popular local radio and television programs to be filmed or broadcast live from its parks. The Company's Friday evening teen dances at Frontier City are broadcast as thirty-minute shows with an MTV-style format by a Fox Television affiliate on Saturday evenings. These strategies have been well received in local markets, and have been an integral element of Premier's growth.


    Group sales and pre-sold tickets provide the Company with a consistent and stable base of attendance, representing over 38.4% of aggregate attendance at the six parks owned prior to the Recent Acquisitions in 1996. Each park has a group sales and pre-sold ticket manager and a well-trained sales staff dedicated to selling multiple group sales and pre-sold ticket programs through a variety of methods, including direct mail, telemarketing and personal sales calls. Premier has increased its group sales and pre-sold ticket business at the three parks owned prior to the Funtime Acquisition by approximately 43% from 1992 to the nine months ended September 30, 1996. During 1996, group sales and pre-sold tickets at the three parks acquired in the Funtime Acquisition, increased 12% over 1995 levels. The Company believes that similar opportunities exist at the parks acquired in the Recent Acquisitions.


    The Company has also developed effective programs for marketing season pass tickets. Season pass sales establish a solid attendance base in advance of the season, thus reducing exposure to inclement weather. Additionally, season pass holders often bring paying guests and generate "word-of-mouth" advertising for the parks. Management believes that incremental attendance from season pass sales has a positive effect on operating results. The increased in-park spending which results from season passes is not offset by incremental operating expenses, since such expenses are relatively fixed during the operating season. Since its acquisition of Adventure World in 1992, the Company has increased season passes sold at the park from approximately 2,000 in 1991 to over 25,000 in 1996. In 1995, the Company revised its joint marketing program for Frontier City and White Water Bay, and season passes sold at these parks increased from approximately 17,800 in 1994 to approximately 35,000 in 1996. During 1996, 16.5% of visitors to the Company's six parks utilized season passes.


    A significant portion of the Company's attendance is attributable to the sale of discount admission tickets. The Company offers discounts on season and multi-visit tickets, tickets for specific dates and tickets to affiliated groups such as businesses, schools and religious, fraternal and similar organizations. As with season passes, management believes that incremental attendance from discount sales activities has a positive effect on operating results. The increased in-park spending which results from such attendance is not offset by incremental operating expenses, since such expenses are relatively fixed during the operating season. In 1996, approximately 75.7% of patrons at the Company's six parks were admitted at a discount rate and for the nine months ended September 30, 1996, approximately 55.2% of the Company's revenue was attributable to in-park spending.


    The Company also implements promotional programs as a means of targeting specific market segments and geographic locations not reached through its group or retail sales efforts. The promotional programs utilize coupons, sweepstakes, reward incentives and rebates to attract additional visitors. These programs are implemented through direct mail, telemarketing, direct response media, sponsorship marketing and targeted multi-media programs. The special promotional offers are usually for a very limited period of time and offer a reduced admission price or provide some additional incentive to purchase a ticket, such as combination tickets with a complementary location.

PARK OPERATIONS

    The Company is headquartered in Oklahoma City, Oklahoma and New York, New York and, following the Riverside Acquisition, will operate in nine geographically diverse markets: Baltimore/ Washington, D.C., Maryland; Buffalo/ Rochester; Cleveland; Columbus, Ohio; Oklahoma City; Denver; Sacramento and the San Francisco Bay area; Lake George/Albany; and Springfield, Massachusetts. Each park is managed by a general manager who reports to the Company's Chief Operating Officer and is responsible for all operations and management of the individual park. Advertising, ticket sales, community relations and hiring and training of personnel are the responsibility of individual park management in coordination with corporate support teams. The Company has systems and controls in place for the daily tracking and monitoring of revenues and expenses associated with ticket sales and in-park spending.

    Each of the Company's parks is managed by a full-time, on-site management team under the direction of the general manager. Each such management team includes senior personnel responsible for operations and maintenance, marketing and promotion, human resources and merchandising. Park management compensation structures are designed to provide incentives (including stock options and cash bonuses) for individual park managers to execute the Company's strategy and to maximize revenues and operating cash flow at each park. The Company's seven general managers have an aggregate of approximately 140 years experience in the industry, including approximately 70 years at the Company's parks.

    Each of the Company's parks is operated, to the extent practicable, as a separate operating division of the Company in order to maximize local marketing opportunities and to provide flexibility in meeting local needs. For example, local park management recommends local advertising focus, annual operating schedules and application of available capital.

    The Company maintains trained security forces to administer the parks' crowd control policies and guest screening procedures and to enforce the parks' rules relating to behavior of guests in the parks. The specific policies and practices of the security forces are dictated on a park-by-park basis by crowd composition and operating experience.

    The Company's parks are generally open daily from Memorial Day through Labor Day. In addition, most of the Company's parks are open during weekends prior to and following their daily seasons, primarily as a site for theme events (such as Hallowscream and Oktoberfest). Typically, the parks charge a basic daily admission price, which allows unlimited use of all rides and attractions, although in certain cases special rides and attractions require the payment of an additional fee. The Company's family entertainment center is open year-round and does not charge an admission price.

COMPETITION

    The Company's parks compete directly with other theme, water and amusement parks and indirectly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and vacation travel. The Company's family entertainment center competes directly with all types of recreational facilities and forms of entertainment within its market. Accordingly, the Company's business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Within each park's regional market area, the principal factors affecting competition include location, price, the uniqueness and perceived quality of the rides and attractions in a particular park, the atmosphere and cleanliness of a park and the quality of its food and entertainment. The Company believes its parks feature a sufficient variety of rides and attractions, restaurants and merchandise outlets to enable it to compete effectively. Certain of the Company's direct competitors have substantially greater financial resources than the Company.

CAPITAL IMPROVEMENTS

    The Company regularly makes capital investments in the development and implementation of new rides and attractions at its parks. The Company believes that the introduction of new rides is an important factor in promoting each of the parks in order to achieve market penetration and encourage longer visits, which lead to increased attendance and in-park spending. In addition, the Company generally adds theming to acquired parks and continuously enhances the theming and landscaping of its existing parks in order to provide a complete family oriented entertainment experience. Capital expenditures are planned on a seasonal basis with most expenditures made during the off-season.

    The Company's level of capital expenditures are directly related to the optimum mix of rides and attractions given park attendance and market penetration. These targeted expenditures are intended to drive significant attendance growth at the parks and to provide an appropriate complement of entertainment value, depending on the size of a particular market. As an individual park begins to reach an appropriate attendance penetration for its market, management generally plans a new ride or attraction every three to four years in order to enhance the park's entertainment product.


    The Company divides its capital expenditures into three categories: capital expenditures for marketable attractions which are primarily for new rides and attractions; retail projects capital expenditures which are associated with increasing in-park spending; and asset upgrades which are capital expenditures made to significantly improve, as opposed to maintain, an existing asset. Expenditures for materials and services associated with maintaining assets, such as painting and inspecting rides are expensed as incurred and therefore are not included in capital expenditures.


MAINTENANCE AND INSPECTION

    The Company's rides are inspected daily by maintenance personnel during the operating season. These inspections include safety checks as well as regular maintenance and are made through both visual inspection of the ride and test operation. Senior management of the Company and the individual parks evaluate the risk aspects of each park's operation. Potential risks to employees and staff as well as to the public are evaluated. Contingency plans for potential emergency situations have been developed for each facility. During the off-season, maintenance personnel examine the rides and repair, refurbish and rebuild them where necessary. This process includes x-raying and magnafluxing (a further examination for minute cracks and defects) steel portions of certain rides at high-stress points. The Company has approximately 130 full-time employees who devote substantially all of their time to maintaining the theme parks and their rides and attractions.

    In addition to the Company's maintenance and inspection procedures, the Company's liability insurance carrier performs an annual inspection of each park and all attractions and related maintenance procedures. The result of insurance inspections are written evaluation and inspection reports, as well as written suggestions on various aspects of park operations. State inspectors also conduct annual ride inspections before the beginning of each season. Other portions of each park are also subject to inspections by local fire marshals and health and building department officials. Furthermore, the Company uses Ellis & Associates as water safety consultants at its parks in order to train life guards and audit safety procedures.

SEASONALITY

    The operations of the Company are highly seasonal, with more than 90% of park attendance occurring in the second and third calendar quarters of each year and the most active period falling between Memorial Day and Labor Day. The great majority of the Company's revenues are collected in the second and third quarters of each year while most expenditures for capital improvements and significant maintenance are incurred when the parks are closed in the first and fourth quarters. See "Risk Factors -- Effects of Inclement Weather; Seasonal Fluctuations of Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENT REGULATION

    Operations at the parks are subject to certain local, state and federal governmental regulations including, without limitation, labor, health, safety and minimum wage regulations applicable to theme park operations, and local and state regulations applicable to restaurant operations at the park. The Company believes that it is in substantial compliance with applicable regulatory standards and, although no assurance can be given, it does not foresee the need for any significant expenditures in this area in the near future.

ENVIRONMENTAL REGULATION

    The Company's operations are subject to increasingly stringent federal, state and local environmental laws and regulations governing water discharges, air emissions, soil contamination, wetlands, the maintenance of underground storage tanks and the disposal of waste and hazardous materials. The Company believes that it is in substantial compliance with all such laws and regulations. At Geauga Lake, the Company is conducting groundwater monitoring around a former on-site landfill under the supervision of the Ohio Environmental Protection Agency. The Company is awaiting administrative action on its request for curtailment of the scope and duration of this monitoring, based on the sampling results to date. The Company does not anticipate that it will be required to incur any material costs in connection with the monitoring program or any other post-closure activities.

    Elitch Gardens is located on property that was used as a manufactured gas plant by the Public Service Company of Colorado ("PSC"), a railroad yard for Burlington Northern Railroad, and an auto shredding operation. Although these operations were discontinued over 30 years ago, residual contamination related to those operations remains in the soil and groundwater beneath the property. Specifically, environmental investigations have documented the presence of trash fill material, metals, hydrocarbon-contaminated soils and residual coal tars at the site.

    At the time of the construction of the park, Elitch Gardens Company entered into a consent agreement with the Colorado Department of Health which specifies the soil and groundwater management and monitoring requirements for the site (the "Consent Agreement"). The Consent Agreement also contains a limited release and covenant not to sue by the State of Colorado with respect to then-known environmental conditions, subject to several conditions and exceptions. In addition, the United States Environmental Protection Agency has reviewed the Consent Agreement and stated that its intervention under applicable Federal environmental statutes would not be warranted, assuming compliance with the Consent Agreement and barring a change in, or discovery of new information about, environmental conditions relating to the property.


    At the closing of the Denver Acquisition, PSC and Trillium Corporation (successor-in-interest to Burlington Northern Railroad) consented to the assignment to Premier by Elitch Gardens Company of its rights under an allocation agreement (the "Allocation Agreement"). Under the Allocation Agreement, PSC and Trillium agreed to pay for 25 years, commencing in 1994, all Contamination Expenses (as defined) with respect to the site, except that Premier will be responsible, under certain circumstances, for a maximum of $100,000 of such Contamination Expenses and, in all cases, for the costs of groundwater monitoring (which aggregated approximately $10,000 and $4,000 during 1995 and 1996, respectively) required under the Consent Agreement. The Company does not anticipate that it will be required to incur any material costs in connection with the environmental condition of this site.

EMPLOYEES

    The Company employs approximately 430 full-time employees (including employees of Riverside) and approximately 8,800 seasonal employees during the operating season. In this regard, the Company competes with other local employers for qualified student and other candidates on a season-by-season basis. As part of the seasonal employment program, the Company employs a significant number of teenagers, which subjects the Company to child labor laws. The Company is not subject to federal or certain applicable state minimum wage rates in respect of its seasonal employees. However, the recent increase in the federal or any applicable state minimum wage rate could result over time in increased compensation expense for the Company as it relates to these employees as a result of competitive factors.

    None of the employees of the Company are represented by a union or other collective bargaining unit. The Company has not experienced any strikes or work stoppages by its employees, and the Company considers its employee relations to be good.

INSURANCE

    The Company maintains insurance of the type and in amounts that it believes are commercially reasonable and that are available to businesses in its industry. The Company maintains multi-layered general liability policies that provide for excess liability coverage of up to $25.0 million per occurrence. By virtue of self-insured retention limits, the Company is required to pay the first $50,000 of loss per occurrence. The Company also maintains fire and extended coverage, workers' compensation, and other forms of insurance typical to businesses in its industry. The fire and extended coverage policies insure the Company's real and personal properties (other than land) against physical damage resulting from a variety of hazards.

LEGAL PROCEEDINGS

    The nature of the industry in which the Company operates tends to expose it to claims by visitors for injuries. Historically, the great majority of these claims have been minor. While the Company believes that it is adequately insured against the claims currently pending against it and any potential liability, if the number of such events resulting in liability significantly increased, or if the Company becomes subject to damages that cannot by law be insured against, such as punitive damages, there may be a material adverse effect on its operations.

    In 1995, an action titled ROBERT W. FREEMAN D/B/A ROBERT FREEMAN ASSOCS. V. RIVERSIDE PARK ENTERPRISES, INC., ET AL., Civ. No. 95-1446 was brought in Superior Court for Hampden County, Massachusetts against Riverside Park Enterprises, Inc., Riverside Park Food Services, Inc., Stuart Amusement Company, Inc., and Edward J. Carroll, Jr., the controlling stockholder of Riverside. The plaintiff seeks damages of approximately $7.5 million in connection with management and consulting services he allegedly provided to Riverside from 1985 to 1994. Defendants are vigorously contesting the action, both factually and legally, and have asserted a counterclaim alleging that the plaintiff has failed to repay a loan in the amount of $155,000. The stock purchase agreement relating to the Riverside Acquisition provides that the sellers will, jointly and severally, indemnify the Company in an amount not to exceed $10.0 million with respect to certain matters, including any losses arising out of this action.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    The following table sets forth certain information with respect to the directors, executive officers and key employees of the Company or its subsidiaries.

                                        AGE AT
                                     SEPTEMBER 30,
NAME                                     1996                              POSITION WITH COMPANY
---------------------------------  -----------------  ---------------------------------------------------------------
Kieran E. Burke..................             39      Chairman and Chief Executive Officer; Director
Gary Story.......................             41      President and Chief Operating Officer; Director
James F. Dannhauser..............             44      Chief Financial Officer; Director
James C. Bouy....................             54      Vice President, General Manager, Elitch Gardens
Hue W. Eichelberger..............             38      Vice President, General Manager, Adventure World
Jeffrey A. Lococo................             40      Vice President, General Manager, Geauga Lake
Richard A. McCurley..............             37      Vice President, General Manager, Waterworld
Bradley Y. Paul..................             49      Vice President, General Manager, Darien Lake
Traci E. Blanks..................             35      Vice President of Marketing
David Thomas.....................             38      Vice President of Entertainment
Richard R. Webb..................             40      Vice President of Accounting
Richard A. Kipf..................             62      Vice President of Administration, Corporate Secretary
Paul A. Biddelman................             50      Director
Michael E. Gellert...............             65      Director
Jack Tyrrell.....................             49      Director

    Kieran E. Burke has served as Chief Executive Officer and a Director of the Company since October 1989 and Chairman of the Board since June 1994. From 1989 through June 1994, he was President of Premier. Mr. Burke also serves as a director of Blue Ridge Real Estate Company and Big Boulder Corporation. Mr. Burke was an investment banker prior to becoming President of Premier. Mr. Burke is a member of the board of directors of the International Association of Amusement Parks & Attractions ("IAAPA").

    Gary Story has served as President and a Director of the Company since June 1994 and as Chief Operating Officer since January 1992. From January 1992 through June 1994, he also served as Premier's Executive Vice President. Prior to that time, he had been General Manager of Frontier City for more than five years. From 1983 through 1984, Mr. Story served as General Manager of Luna Park, an amusement park in Sydney, Australia, during its redevelopment as a theme park and from 1981 through 1983 he served as General Manager of Diversiones del Reino, an amusement park in Mexico City. From 1972 through 1981, Mr. Story served in various capacities with Six Flags Corporation. Mr. Story is a former member of the board of directors of IAAPA.

    James F. Dannhauser became Chief Financial Officer of the Company in October 1995 and has served as a Director of Premier since December 1992. From 1990 through June 1996, Mr. Dannhauser was a managing director of Lepercq, de Neuflize & Co. Incorporated, an investment banking firm ("Lepercq"). Mr. Dannhauser is a member of the board of directors of Lepercq.

    James C. Bouy served as Vice President and General Manager of Geauga Lake since 1994 and became General Manager of Elitch Gardens following the Denver Acquisition. Prior thereto, from 1992 through 1994, he served as Vice President and General Manager of Kennywood Park in Pittsburgh, Pennsylvania. From 1985 through 1991, Mr. Bouy was employed by Funtime as Vice President and General Manager of Darien Lake. Prior thereto, from 1975 through 1981, he was employed by the Marriott Corporation, where his responsibilities included serving as Chief Operating Officer for The Great

American Theme Park in Gurnee, Illinois and The Great American Theme Park in Santa Clara, California.

    Hue W. Eichelberger has served as Vice President and General Manager of Adventure World since 1992. From 1991 through 1992, he served as Park Manager of White Water Bay. From 1988 through 1991, he was Associate Director of Corporate Development at Silver Dollar City, Inc. Prior thereto, Mr. Eichelberger served as General Manager of White Water (a water park in Grand Prairie, Texas) and FantaSea (a water park in Wichita, Kansas).

    Jeffrey A. Lococo has served as Vice President and General Manager of Wyandot Lake since 1989 and became the General Manager of Geauga Lake following the Denver Acquisition. From 1982 through 1989, he served as Director of Marketing and Sales of Geauga Lake. From 1980 through 1982, Mr. Lococo served as Regional Sales Manager with Marriott's Great America Theme Park.

    Richard A. McCurley has served as Vice President and General Manager of Frontier City and White Water Bay since 1994 and became General Manager of Waterworld following the California Acquisition. He joined Premier in 1992 as Director of Revenue for Frontier City and White Water Bay and, during that year, transferred to become Director of Revenue for Adventure World. From 1985 through 1992, Mr. McCurley was Food Service Manager and later Food Service Director at Knotts Berry Farms. Prior to that period, he spent six years with Worlds of Fun, a major theme park in Kansas City, Missouri, ultimately serving as Director of Food Services.

    Bradley Y. Paul has served as Vice President and General Manager of Darien Lake since 1991. From 1984 through 1991 he served as Marketing Director of Darien Lake.

    Traci E. Blanks has served as Vice President of Marketing since 1995. From 1992 through 1994, she served as Vice President Marketing for Frontier City and White Water Bay. From 1986 through 1992, she served as Director of Marketing for Frontier City, and as such was responsible for all marketing and group sales programs. From 1986 through 1987, she also served as Manager of Advertising and Promotions for Frontier City.

    David Thomas has served as Vice President of Entertainment since 1993. From 1987 through 1993, he was responsible for the Company's show productions (including booking national touring acts to appear at the parks) as well as the staging of numerous festivals including Oktoberfest and Hallowscream. Prior to 1987, he served as President of Silvertree Productions, producing over forty stage shows, musicals, stunt spectaculars and magic illusion presentations.

    Richard R. Webb has served as Vice President of Accounting since 1991. From 1988 through 1991, he was Controller of a subsidiary of the DeBartolo Corporation which operated a race track in Oklahoma City. Prior to that time, Mr. Webb spent nine years with Landmark Land Company, Inc., ultimately serving as Controller.

    Richard A. Kipf has served as Corporate Secretary of the Company (or its predecessors) since 1975 and has served as Vice President of Administration since 1994.

    Paul A. Biddelman has served as a Director of the Company since December 1992. Since April 1992, Mr. Biddelman has been treasurer of Hanseatic Corporation ("Hanseatic"), a private investment company. From January 1991 through March 1992, Mr. Biddelman was managing director of Clements Taee Biddelman Incorporated, a financial advisory firm. Mr. Biddelman also serves as a director of Electronic Retailing Systems International, Inc., Insituform Technologies, Inc., Celadon Group, Inc., Petroleum Heat and Power Co., Inc. and Star Gas Corporation (general partner of Star Gas Partners, L.P.).

    Michael E. Gellert has served as a Director of the Company since March 1989. He previously served as a Director of Premier and as a Trustee of Tierco from 1979 until 1986. From June 1989 through June 1994, he also served as the Chairman of the Board of Premier. Mr. Gellert is a general partner of Windcrest Partners ("Windcrest"), a New York limited partnership. Windcrest, the principal business of which is private investing, is an affiliate of Premier. Mr. Gellert also serves as a director of Devon Energy Corp., Humana Inc., Seacor Holdings, Inc., Regal Cinemas, Inc. and The Putnam Trust Company of Greenwich Advisory Board of The Bank of New York.


    Jack Tyrrell has served as a Director of Premier since December 1992. For more than five years, Mr. Tyrrell has been a general partner of Lawrence Venture Partners, a general partnership, the principal business of which is that of acting as general partner of Lawrence, Tyrrell, Ortale & Smith ("LTOS"), a private investment limited partnership. Mr. Tyrrell is also a general partner of LTOS II Partners, a general partnership, the principal business of which is that of acting as general partner of Lawrence, Tyrrell, Ortale & Smith II, L.P. ("LTOS II"), a private investment limited partnership. Mr. Tyrrell is also a general partner of Richland Partners, L.P., a limited partnership, the principal business of which is that of acting as general partner of Richland Ventures, L.P. ("Richland"), a private investment limited partnership. In addition, Mr. Tyrrell is a general partner of Richland Partners II, L.P., a limited partnership, the principal business of which is that of acting as general partner of Richland Ventures II, L.P. ("Richland II"), a private investment limited partnership. Mr. Tyrrell also serves as a director of National Health Investors, Inc. and Regal Cinemas, Inc.

    The Company's directors and officers are elected to serve one-year terms. None of the Company's officers has employment agreements.

STOCK INCENTIVE PLANS

    In March 1993, the Company adopted a stock option and incentive plan (the "1993 Stock Incentive Plan") pursuant to which 250,000 shares of Common Stock were reserved for issuance from time to time to key employees of the Company and its subsidiaries. Pursuant to the 1993 Stock Incentive Plan, through December 30, 1996, options to purchase an aggregate of 250,000 shares (excluding options that terminated by their terms) had been granted, all of which are Incentive Options (as defined below). Of such options, 125,000 and 60,000 were granted to Messrs. Burke and Story, respectively, and 215,000 were granted to the Company's executive officers as a group. The 1993 Stock Incentive Plan provides for the grant of options ("Options") to purchase Common Stock intended to qualify as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options that do not so qualify ("Non-Qualified Options") and stock appreciation rights ("SARs") in tandem with Options. An SAR granted in tandem with an Option (a "tandem SAR") permits an optionee to surrender his Option to the Company for cancellation and receive an amount (in cash or Common Stock) equal to the excess, if any, of (i) the then fair market value of the Common Stock subject to the Option; over (ii) the exercise price of the Option. Of the options granted under the 1993 Stock Incentive Plan, 68,800 were granted in 1996 at an exercise price of $22.00 per share, 36,000 were granted in 1994 at an exercise price of $7.50 per share and 145,200 Options were granted in 1993 at an exercise price of $5.00 per share. In each case, the Compensation Committee of the Board of Directors determined that the exercise price was equal to the fair market value of the Common Stock on the date of grant.

    In August 1995, the Company adopted a stock option and incentive plan (the "1995 Stock Incentive Plan") pursuant to which 270,000 shares of Common Stock were reserved for issuance from time to time to key employees of the Company and its subsidiaries. Pursuant to the 1995 Stock Incentive Plan, through December 30, 1996, Options to purchase an aggregate of 270,000 shares of Common Stock had been granted, all of which are Incentive Options. Of such Options, 100,000 and 72,000 were granted to Messrs. Burke and Story, respectively, and 212,000 were granted to the Company's executive officers as a group. Of the Options granted under the 1995 Stock Incentive Plan, 248,000 have an exercise price of $8.25 per share, and 22,000 have an exercise price of $22.00 per share. In each case, the Compensation Committee of the Board of Directors determined the exercise price was equal to the fair market value of the Common Stock on the date of grant. The 1995 Stock Incentive Plan provides for the grant of Options to purchase Common Stock intended to qualify as Incentive Options under Section 422 of the Code, Non-Qualified Options or SARs. The terms of the 1995 Stock Incentive Plan are substantially the same as the terms of the 1993 Stock Incentive Plan (except for the total number of shares subject to Options available for grant thereunder.)

    In August 1996, the Company adopted a stock option and incentive plan (the "1996 Stock Incentive Plan," and together with the 1993 Stock Incentive Plan and the 1995 Stock Incentive Plan, the "Stock Incentive Plans"), pursuant to which 750,000 shares of Common Stock were reserved for issuance from time to time to key employees of the Company and its subsidiaries. Pursuant to the 1996 Stock Incentive Plan, through December 30, 1996, Options to purchase an aggregate of 246,700 shares of Common Stock had been granted, all of which are Incentive Options. Of such Options, 86,200 and 58,000 were granted to Messrs. Burke and Story, respectively, and 164,200 were granted to the Company's executive officers as a group. All of the Options granted under the 1996 Stock Incentive Plan have an exercise price of $22.00 per share, which the Compensation Committee of the Board of Directors determined to be the fair market value of the Common Stock on the date of grant. The 1996 Stock Incentive Plan, and the grant of options thereunder in August 1996, have been approved by the holders of a majority of the outstanding shares of Common Stock. The 1996 Stock Incentive Plan provides for the grant of Options to purchase Common Stock intended to qualify as Incentive Options under Section 422 of the Code, Non-Qualified Options or SARs. The terms of the 1996 Stock Incentive Plan are substantially the same as the terms of the 1993 Stock Incentive Plan (except for the total number of shares subject to Options available for grant thereunder.)

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information as of September 30, 1996 (except as noted below) as to Common Stock owned by (a) each of the Company's current directors and named executive officers; (b) all current directors and officers of the Company as a group; and (c) each person who, to the best of the Company's knowledge, beneficially owned on that date more than 5% of the outstanding Common Stock. All share amounts have been rounded to the nearest whole share. The information presented does not reflect any prospective purchase of Common Stock in the Offering by the named persons.


                                                                                                 PERCENTAGE OF CLASS
                                                                            NUMBER OF SHARES   ------------------------
NAME AND ADDRESS OF                                                           BENEFICIALLY      PRIOR TO       AFTER
  BENEFICIAL OWNER                                                                OWNED         OFFERING     OFFERING
--------------------------------------------------------------------------  -----------------  -----------  -----------

Kieran E. Burke(1)........................................................         224,301            1.9          1.4

Paul A. Biddelman(2)......................................................       3,020,063           26.6         18.5

James F. Dannhauser(3)....................................................          37,000              *            *

Michael E. Gellert(4)(5)..................................................       1,396,560           12.3          8.5

Gary Story(6).............................................................          80,000              *            *

Jack Tyrrell(7)...........................................................       1,001,336            8.8          6.1

Robert J. Gellert(5)(8)...................................................       1,261,945           11.1          7.7
  122 East 42nd Street
  New York, New York 10168

Windcrest Partners(5)(9)..................................................       1,136,025           10.0          6.9
  122 East 42nd Street
  New York, New York 10168

Lawrence, Tyrrell, Ortale & Smith II, L.P.(10)............................         661,940            5.8          4.0
  Lawrence, Tyrrell, Ortale & Smith
  3100 West End Avenue, Suite 500
  Nashville, TN 37203

Hanseatic Corporation(11).................................................       3,020,063           26.6         18.5
  Wolfgang Traber
  450 Park Avenue
  New York, New York 10152

Janus Capital Corporation(12).............................................       1,257,900           11.1          7.7
  Thomas H. Bailey
  Janus Venture Fund
  100 Fillmore Street, Suite 300
  Denver, Colorado 80206-4923

All directors and officers as a group(13) (10 persons)....................       5,774,460           49.5         34.7


------------------------
    * Less than one percent.

   (1) Includes 47,302 shares of Common Stock and warrants and options to purchase 176,999 shares of Common Stock for his own account as to which Mr. Burke has sole voting and investment power.

   (2) Represents shares of Common Stock beneficially owned by Hanseatic, of which Mr. Biddelman is treasurer. See footnote (11) below.

   (3) Includes 11,000 shares of Common Stock and options to purchase 26,000 shares of Common Stock for his own account.
                                              (FOOTNOTES CONTINUED ON NEXT PAGE)

   (4) Includes 231,818 shares of Common Stock, as to which Mr. Gellert has sole voting and investment power. Also includes 1,136,025 shares of Common Stock beneficially owned by Windcrest which shares voting and investment power with its general partners, Michael E. Gellert and Robert J. Gellert. Also includes 28,717 shares of Common Stock beneficially owned by Michael E. Gellert's daughter who resides in his household. Mr. Gellert disclaims beneficial ownership of all shares beneficially owned by his daughter.


   (5) Members of the Gellert family and entities controlled by them beneficially own in the aggregate 1,597,881 shares of Common Stock. Such shares will represent approximately 9.8% of the Company's outstanding Common Stock after the Offering. See footnotes (4), (8) and (9).


   (6) Represents 80,000 shares of Common Stock issuable upon exercise of stock options held by Mr. Story, as to which he has sole voting and investment power.

   (7) Includes 200,000 shares of Common Stock beneficially owned by LTOS; 461,940 shares of Common Stock beneficially owned by LTOS II; and 339,240 shares of Common Stock beneficially owned by Richland. Mr. Tyrrell, who is a general partner of the respective general partners of LTOS, LTOS II and Richland, disclaims beneficial ownership of all such shares.

   (8) Includes 2,514 shares of Common Stock for his own account, as to which he has sole voting and investment power; 49,597 shares of Common Stock as agent for 30 other persons and entities with whom he shares voting and investment power; 2,168 shares of Common Stock as trustee for Michael E. Gellert's sister with respect to which he shares voting and investment power with Peter J. Gellert (who holds these shares as agent); 5,558 shares of Common Stock as trustee of irrevocable trusts for the benefit of Michael E. Gellert's children as to which he has sole voting and investment power; 1,083 shares of Common Stock as trustee of an irrevocable trust for the benefit of his brother as to which he has sole voting and investment power; 1,136,025 shares of Common Stock owned by Windcrest which shares voting and investment power with its general partners, Michael E. Gellert and Robert J. Gellert; and 65,000 shares of Common Stock beneficially owned by Lexfor Corporation of which he is President and a director, as to which he shares voting and investment power with the other officers and directors. Michael E. Gellert disclaims beneficial ownership of the shares of Common Stock owned by the trusts for the benefit of his children.

   (9) Windcrest shares voting and investment power with its general partners, Michael E. Gellert and Robert J. Gellert.

  (10) Includes 200,000 shares of Common Stock beneficially owned by LTOS and 461,940 shares beneficially owned by LTOS II. LTOS and LTOS II may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act. Information has been derived from Amendment No. 2 to Schedule 13D, dated November 2, 1994.

  (11) Represents shares of Common Stock beneficially owned by Hanseatic. Mr. Traber holds a majority of the shares of capital stock of Hanseatic and thus may be deemed to beneficially own such Common Stock. Of such shares, 2,588,695 shares of Common Stock are held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners LLC, a Delaware limited liability company in which the sole managing member is Hanseatic. The remaining shares of Common Stock are held by Hanseatic for discretionary customer accounts. Information has been derived from Amendment No. 6 to Schedule 13D, dated June 4, 1996.

  (12) Janus Capital Corporation ("Janus Capital") is a registered investment adviser that furnishes investment advice to certain registered investment companies, including Janus Venture Fund (the "Fund") and individual and institutional clients (collectively the "Managed Portfolios"). As a result, Janus Capital may be deemed to be the benefical owner of the Common Stock held by such Managed Portfolios. Of the amount shown, 719,400 shares are held by the Fund and the balance are held in other Managed Portfolios. Mr. Bailey owns 12.2% of Janus Capital and serves as President and Chairman thereof. As a result, Mr. Bailey may be deemed beneficial owner of the shares held by the Managed Portfolios. Information has been obtained from Schedule 13G, dated November 8, 1996.

  (13) The share amounts listed include shares of Common Stock that the following persons have the right to acquire within 60 days from September 30, 1996 (Kieran E. Burke, 176,999 shares (see footnote (1)); James F. Dannhauser, 26,000 shares (see footnote (3)); Gary Story, 80,000 shares (see footnote (6)); and all directors and officers as a group, 298,199 shares.

                              CERTAIN TRANSACTIONS

    In connection with the Funtime Acquisition, the Company paid investment banking and financial advisory fees in the amount of $800,000 and $475,000 to Lepercq and Hanseatic, respectively. James F. Dannhauser, a director of the Company, was a managing director of Lepercq at the time of the Funtime Acquisition, and Paul A. Biddelman, also a director of the Company, is the treasurer of Hanseatic. On October 1, 1995, Mr. Dannhauser became Chief Financial Officer of the Company.

    In connection with a private placement by the Company consummated in August 1995, Hanseatic purchased shares of convertible Preferred Stock which were converted into 1,695,335 shares of Common Stock in connection with the Public Offering. In addition, pursuant to that placement, Richland, a private investment limited partnership, the general partner of which is Richland Partners, L.P., a limited partnership of which Jack Tyrrell, a director of the Company, is a general partner, and Michael Gellert, a director of the Company, purchased shares of convertible Preferred Stock which were converted into 256,093 and 121,645 shares of Common Stock, respectively, in connection with the Public Offering.

    In November 1990, the Company entered into an office lease. A portion of the office space is being used by Windcrest, and the Company and Windcrest have agreed to allocate 50% of the monthly rental payments to Windcrest. During 1995, Windcrest paid the Company approximately $68,000 with respect to such office space.

    If the Riverside Acquisition closes prior to the Offering, the Company will fund the cash portion of the purchase price for Riverside from the proceeds of the issuance of the Exchangeable Preferred Stock, all of which will be sold to certain principal stockholders of the Company, including Hanseatic, Jack Tyrrell and Michael Gellert, or their affiliates at a purchase price of $100.00 per share, less a funding fee of $2.00 per share. The Company has entered into agreements with each such stockholder pursuant to which the Company has agreed to pay to each holder a non-refundable commitment fee equal to 1% of the purchase price of the shares to be purchased by such holder. Lehman Brothers has agreed, as a condition to the closing of the issuance of the Exchangeable Preferred Stock, to issue an opinion to the board of directors of the Company that the transaction is fair from a financial point of view to the Company. The Company intends to redeem the Exchangeable Preferred Stock, if issued, from a portion of the proceeds of the Offering. See "Description of Securities -- Exchangeable Preferred Stock". Although the Company has agreed to indemnify Lehman Brothers against certain liabilities, including liabilities under the Securities Act, in connection with such opinion, no payment is being made to Lehman Brothers for rendering the opinion or otherwise in connection with the issuance of the Exchangeable Preferred Stock.

                          DESCRIPTION OF INDEBTEDNESS

NEW CREDIT FACILITY


    Revolving credit borrowings under the New Credit Facility, which was entered into in October 1996, are secured by substantially all of the Company's assets (other than real estate). Borrowings under the Term Loan Facility are secured by the assets acquired with the proceeds thereof, together with guarantees, limited to approximately $17.5 million, by the Company's principal subsidiaries. The New Credit Facility has an aggregate availability of $115.0 million of which (i) up to $30.0 million under the Revolving Credit Facility may be used for working capital and other general corporate purposes; (ii) up to $25.0 million under Facility A may be used to finance capital expenditures prior to April 30, 1998; and (iii) up to $60.0 million under Facility B may be used to finance certain acquisitions by the Company (including the Recent Acquisitions), including an amount of up to $2.0 million which may be used to finance improvements at the parks acquired, provided that at least 50% of the consideration for any such acquisition or improvements under Facility A or Facility B must be funded by the Company. As of January 27, 1997, the Company had borrowed $15.0 million under the Revolving Credit Facility (which amount the Company plans to repay from the proceeds of the $8.9 million Term Loan borrowing described below and a portion of the proceeds of the Offerings) and approximately $57.0 million (after giving effect to $8.9 million of borrowings the Company plans to make in respect of the California Acquisition) will have been borrowed under Facility B to fund approximately 50% of the consideration paid for certain of the Recent Acquisitions. Interest rates per annum under the New Credit Facility are equal to a base rate equal to the higher of the Federal Funds Rate plus 1/2% or the prime rate of Citibank, N.A., in each case, plus the Applicable Margin or the London Interbank Offered Rate plus the Applicable Margin. The Revolving Credit Facility terminates October 31, 2002 (reducing to $15 million on October 31,
2001) and borrowings under the Term Loan Facility mature October 31, 2001; however, aggregate principal payments of $7.5 million, $20.0 million and $25.0 million are required under the Term Loan Facility during 1998, 1999 and 2000, respectively.


    The New Credit Facility contains restrictive covenants that, among other things, limit the ability of the Company and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay dividends; repurchase stock; make investments; engage in mergers or consolidations and engage in certain transactions with subsidiaries and affiliates. In addition, the New Credit Facility requires that the Company comply with certain specified financial ratios and tests, including ratios of total debt to EBITDA, interest expense to EBITDA, debt service to EBITDA and fixed charges to EBITDA.


    The Company intends to repay in full borrowings under the New Credit Facility from a substantial portion of the net proceeds from the Concurrent Offering, if completed. Prior to the consummation of the Offerings, the Company expects to enter into the Amendment to the New Credit Facility pursuant to which, effective as of the consummation of the Offerings, the Revolving Credit Facility will remain in place through December 31, 2001 (without reduction prior to that date) and following repayment of all borrowings thereunder, the Term Loan Facility will be converted into a $85.0 million, reducing revolving credit facility (the "New Facility"). The New Facility will be available to fund acquisitions and make capital improvements. It will reduce to $75.0 million principal amount on December 31, 1999 and $45.0 million on December 31, 2000 and will mature December 31, 2000. Following the Amendment, borrowings under the New Credit Facility will be secured by substantially all of the assets of the Company and its subsidiaries (other than certain real estate) and guaranteed by the Company's operating subsidiaries. If the Amendment is not entered into, the Company will terminate the New Credit Facility upon the consummation of the Offerings to permit the transactions contemplated by the Concurrent Offering and thereafter enter into a new revolving credit facility.


    Defaults under the New Credit Facility include (i) failure to repay principal when due; (ii) failure to pay interest within three days after due;
(iii) default in the performance of certain obligations of the Company's principal subsidiaries under the Revolving Credit Security Agreement or any Equipment Security Agreement (as defined thereunder); (iv) failure to comply with certain covenants, conditions or agreements under the credit agreement which, in certain cases, continues for 30 days; (vii) default by the Company or any of its principal subsidiaries in respect of any indebtedness above specified levels;

(viii) certain events of bankruptcy; (ix) certain judgments against the Company or any of its principal subsidiaries; (x) the occurrence of a Change in Control (as defined thereunder); (xi) the assertion of certain Environmental Claims (as defined thereunder); and (xii) under certain circumstances, the failure by Messrs. Burke and Story to serve the Company in their present positions and the failure to replace them within a specified time period.

THE EXISTING NOTES

    Concurrently with the consummation of the Funtime Acquisition, the Company issued $90.0 million aggregate principal amount of its 12% Senior Notes due 2003 (the "Existing Notes"). The Existing Notes were issued under the Existing Indenture. The description set forth below does not purport to be complete and is qualified in its entirety by reference to the Existing Indenture which is an exhibit to the Registration Statement of which this Prospectus is a part.

    The Existing Notes are senior, unsecured obligations of the Company, limited to $90.0 million aggregate principal amount and will mature on August 15, 2003. The Existing Notes bear interest at the rate of 12% per annum, payable semiannually on August 15 and February 15 of each year and are guaranteed on a senior, unsecured basis by the Company's principal operating subsidiaries.

    The Existing Notes are redeemable, at the Company's option, in whole or in part, at any time on or after August 15, 1999, at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to August 15, 1998, the Company may redeem up to 33 1/3% of the original aggregate principal amount of the Existing Notes with the net cash proceeds of one or more public equity offerings by the Company following which there is a public market for the Common Stock, at a price equal to 110% of the principal amount to be redeemed, together with all accrued and unpaid interest, if any, provided that at least 66 2/3% of the original aggregate principal amount of the Existing Notes remain outstanding immediately after each such redemption. The Company does not presently intend to redeem any Existing Notes from the proceeds of the Offering, although it may do so in the future. See "Use of Proceeds." Upon the occurrence of a Change of Control (as defined in the Existing Indenture), the Company will be required to make an offer to repurchase the Existing Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase.

    The Existing Indenture contains restrictive covenants that, among other things, limit the ability of the Company to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates.

    Defaults under the Existing Indenture include (i) failure to pay interest on the Existing Notes within 30 days after such payments are due; (ii) failure to repay principal when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise; (iii) failure to comply for 30 days after notice with the Company's repurchase obligations upon the occurrence of a Change of Control and failure to comply for 60 days after notice with the other covenants contained in the Indenture; (iv) the default by the Company or any of its principal subsidiaries (the "Note Guarantors") in respect of any indebtedness above specified levels; (v) certain events of bankruptcy;
(vi) certain judgments against the Company or any Note Guarantor; (vii) any Note Guarantee (as defined in the Existing Indenture) ceasing to be in full force and effect (except as contemplated by the terms thereof); and (viii) the denial or disaffirmation by any Note Guarantor of its obligations under the Existing Indenture or any Note Guarantee, which continues for 10 days.

THE NEW NOTES


    Concurrently with the Offering, the Company is offering under a separate prospectus in the Concurrent Offering $125.0 million aggregate principal amount
of its   % Senior Notes due 2007 (the "New Notes"). Neither the Offering nor the
Concurrent Offering is conditioned upon the completion of the other. The New Notes will be issued under the New Indenture.

    The New Notes will be senior, unsecured obligations of the Company, limited to $125.0 million aggregate principal amount and will mature on February 1,
2007. They will bear interest at the rate of    % per annum, payable
semiannually on February 1 and August 1, and will be guaranteed on a senior, unsecured basis by the Company's operating subsidiaries.



    The New Notes will be redeemable, at the Company's option, in whole or in part, at any time on or after February 1, 2002, at specified redemption prices, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to February 1, 2000, the Company will be entitled to redeem up to 33 1/3% of the original aggregate principal amount of the New Notes with the net cash proceeds of one or more public equity offerings by the Company following which there is a public market for the Common Stock, at a price equal
to   % of the principal amount to be redeemed, together with all accrued and unpaid interest, if any, provided that at least 66 2/3% of the original aggregate principal amount of the New Notes remains outstanding immediately after each such redemption. Upon the occurence of a Change of Control (as defined in the Indenture), the Company will be required to make an offer to repurchase the New Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase.



    The Indenture is expected to contain restrictive covenants that, among other things, limit the ability of the Company to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates.


    Defaults under the Indenture are expected to include failure to pay interest on the New Notes within 30 days after such payments are due; failure to repay principal when due at its maturity date, upon optional redemption, upon required repurchase, upon acceleration or otherwise; failure to comply for 30 days after notice with the Company's repurchase obligations upon the occurence of a Change of Control and failure to comply for 60 days after notice with the other covenants contained in the Indenture; the default by the Company or any of its principal subsidiaries in respect of any indebtedness above specified levels; certain events of bankruptcy and certain judgments against the Company or any such subsidiary Guarantor.

                           DESCRIPTION OF SECURITIES

COMMON STOCK


    The Company's authorized capital stock includes 30,000,000 shares of Common Stock, par value $0.05 per share. Each share of Common Stock entitles the holder thereof to one vote. Holders of the Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors and are entitled to share ratably, as a single class, in all of the assets of the Company available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of Common Stock do not have preemptive, subscription or conversion rights. As of January 27, 1997, 11,366,323 shares of Common Stock were outstanding.


    The Liberty National Bank & Trust Company, Oklahoma City, Oklahoma, is the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

    The Company's authorized capital stock includes 500,000 shares of Preferred Stock, par value $1.00 per share. The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board of Directors in resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board of Directors may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of such series of Preferred Stock. Holders of any series of Preferred Stock, when and if issued, may have priority claims to dividends and to any distributions upon liquidation of the Company, and other preferences over the holders of the Common Stock.

    In connection with the Funtime Acquisition, the Company issued to certain of its then current stockholders and their affiliates 200,000 shares of convertible Preferred Stock for an aggregate purchase price of $20.0 million. On June 4, 1996, simultaneously with the consummation of the Public Offering, the convertible Preferred Stock, together with accrued dividends thereon, were converted into 2,560,928 shares of Common Stock. No shares of Preferred Stock are currently outstanding.

EXCHANGEABLE PREFERRED STOCK

    If the Riverside Acquisition closes before the Offering, the Company will fund the cash portion of the purchase price from the proceeds of its issuance to certain stockholders of the Company (or their affiliates) of up to 220,000 shares of Exchangeable Preferred Stock at a purchase price of $100.00 per share (the "Purchase Price"), less a funding fee of $2.00 per share. In that connection, the Company has entered into agreements with each such stockholder pursuant to which the Company has agreed to pay such holder a non-refundable commitment fee equal to 1% of the Purchase Price of the shares to be purchased by such holder. The funding fee and commitment fee are payable, at the option of the holders, in cash or shares of Common Stock. As a condition precedent to the issuance of the Exchangeable Preferred Stock, the Board of Directors of the Company must receive an opinion that the transaction is fair from a financial point of view to the Company. Lehman Brothers has agreed to issue this opinion. The Company intends to redeem the Exchangeable Preferred Stock, if issued, in whole from a portion of the proceeds of the Offering. If the Riverside Acquisition closes concurrently with or following the Offering, the Exchangeable Preferred Stock will not be issued. The following is a summary of the terms of the Exchangeable Preferred Stock.

    DIVIDENDS. Subject to the terms of the Senior Notes and the New Credit Facility, holders of shares of the Exchangeable Preferred Stock will be entitled to receive annually, at the Company's option, either (i) cash dividends out of funds of the Company legally available for payment, or (ii) additional shares of Exchangeable Preferred Stock (valued at $100 per share), in each case at an annual rate of 12 1/2% per share, PROVIDED that, if the shares of Exchangeable Preferred Stock are not redeemed on or prior to six months after the date of their issuance (the "Adjustment Date"), the dividend rate will thereupon increase to 15% per annum. Dividends will be cumulative from the date of original issuance of the Exchangeable Preferred Stock. The Exchangeable Stock will rank senior as to dividends to the Common Stock and any other series or class of the Company's stock hereafter issued which ranks junior as to dividends to the Exchangeable Preferred Stock.

    LIQUIDATION RIGHTS. In case of the voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of shares of Exchangeable Preferred Stock are entitled to receive the liquidation price of $100 per share, plus an amount equal to any accrued and unpaid dividends to the payment date, before any payment or distribution is made to the holders of Common Stock or any other series or class of the Company's stock hereafter issued which ranks junior to the liquidation rights of the Exchangeable Preferred Stock.

    VOTING RIGHTS. The holders of Exchangeable Preferred Stock will not be entitled to vote on matters submitted to stockholders, except as required by Delaware law and except in certain circumstances involving the merger or consolidation of the Company.

    REDEMPTION BY COMPANY. The Exchangeable Preferred Stock is redeemable at any time in whole, or from time to time in part, at the option of the Company at a redemption price of $100 per share plus accrued and unpaid dividends thereon to the date of redemption.

    EXCHANGE RIGHTS. Upon notice delivered to the Company during a specified period following the Adjustment Date, each holder of shares of Exchangeable Preferred Stock will have the right to exchange such shares into an equal number of shares of Series B 8% Convertible Preferred Stock of the Company (the "Series B Stock"). The Series B Stock will (i) accrue dividends at 8% per annum (payable in cash or by delivery of additional shares of Series B Stock at the Company's option), PROVIDED that, on or prior to the Adjustment Date, the Company shall have received an opinion of a nationally-recognized investment banking firm to the effect that such dividend rate is fair to the Company from a financial point of view,

(ii) be redeemable by the Company on and after two years following the Adjustment Date, at a redemption price equal to $100 per share, plus accrued and unpaid dividends, (iii) be convertible at the holder's option into shares of the Company's Common Stock at an initial conversion price equal to 116% of the average closing price of the Common Stock for the thirty consecutive trading days prior to the Adjustment Date and (iv) rank PARI PASSU with the Exchangeable Preferred Stock as to dividends and liquidation.

REGISTRATION RIGHTS


    Promptly after the closing of the Riverside Acquisition, the Company will file a registration statement covering the resale of the shares of Common Stock issued and issuable in the Riverside Acquisition and The Great Escape Acquisition (approximately 40,662 shares assuming a December 20, 1996 issue date for the Riverside Stock). However, no sale may be made under such registration statement for ninety days following the Offering. In addition, holders of approximately 7.0 million shares of Common Stock have rights to require the Company to register such shares for sale under the Securities Act commencing May 29, 1997. In addition, such holders have the right to have such shares included in a future registration statement relating to Common Stock and, in certain cases, other equity securities, subject to customary provisions relating to the right of the underwriters of any such offering to exclude such shares if their inclusion would impair the success of such offering. In the event such holders exercise their registration rights, the Company will be required to bear all registration expenses other than underwriting discounts or other selling expenses and fees and expenses of counsel to such holders.


SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE


    Upon consummation of the Offering, the Company will have 16,366,323 shares of Common Stock outstanding. Future sales of Common Stock by existing stockholders pursuant to Rule 144 under the Securities Act, or through the exercise of outstanding registration rights or otherwise, could have an adverse effect on the prevailing market price of the Common Stock and the Company's ability to raise additional capital. The Common Stock offered hereby will be eligible for sale in the public market following the Offering without restriction, except for Common Stock purchased by "affiliates" of the Company. Except for the Common Stock to be sold in the Offering, the Company has agreed not to offer, sell, contract to sell or otherwise issue any shares of Common Stock or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, Common Stock or other capital stock, with certain limited exceptions (including certain limited exceptions for Common Stock or other capital stock issued or sold in connection with the Riverside Acquisition and future acquisitions by the Company), prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. ("Lehman Brothers"). The Company's officers, directors and principal stockholders, who hold in the aggregate approximately 6.9 million shares of Common Stock (including shares issuable upon exercise of outstanding options and warrants), have agreed not to sell any such shares for 180 days (90 days in the case of one director, Jack Tyrrell and his affiliates, who own approximately 1.0 million restricted shares under Rule 144) following the date of this Prospectus without the consent of Lehman Brothers. Thereafter, approximately 4.0 million of such shares will be eligible for sale in the public market (subject to applicable volume limitations and other resale conditions imposed by Rule 144) and 2.3 million will become eligible for such sale in August 1997. Substantially all of the 5.1 million outstanding shares not held by such persons are currently eligible for sale in the public market without restrictions under Rule 144. Promptly after the closing of the Riverside Acquisition, the Company will file a registration statement covering the resale of shares issued and issuable in the Riverside Acquisition and The Great Escape
Acquisition (approximately       shares assuming a January 27, 1997 issue date
for the Riverside Stock). However, no sales may be made under such registration statement for ninety days following the Offering. Commencing May 29, 1997, holders of approximately 7.0 million shares (including approximately 6.0 million shares held by officers, directors and principal stockholders of the Company) will have the right to require the Company to register such shares for sale under the Securities Act. The sale, or the availability for sale, of substantial amounts of Common Stock in the public market at any time subsequent to the Offering could adversely affect the prevailing market price of the Common Stock. See "--Registration Rights."

                                  UNDERWRITING

    Under the terms of and subject to the conditions contained in an underwriting agreement (the "U.S. Underwriting Agreement"), among the Company and each of the underwriters named below (the "U.S. Underwriters"), for whom Lehman Brothers Inc., Furman Selz LLC and Smith Barney Inc. are acting as representatives (the "Representatives"), each of the several U.S. Underwriters has agreed to purchase from the Company, and the Company has agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of such U.S. Underwriter below:


                                                                                   NUMBER OF
U.S. UNDERWRITERS                                                                    SHARES
---------------------------------------------------------------------------------  ----------
Lehman Brothers Inc. ............................................................
Furman Selz LLC .................................................................
Smith Barney Inc. ...............................................................
                                                                                   ----------
    Total........................................................................   4,250,000
                                                                                   ----------
                                                                                   ----------


    Under the terms of and subject to the conditions contained in an underwriting agreement (the "International Underwriting Agreement"), among the Company and each of the international managers named below (the "International Managers"), for whom Lehman Brothers International (Europe), Furman Selz LLC and Smith Barney Inc. are acting as Lead Managers (the "Lead Managers"), each of the several International Managers has agreed to purchase from the Company, and the Company has agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite the name of such International Manager below.


                                                                                     NUMBER OF
INTERNATIONAL MANAGERS                                                                SHARES
----------------------------------------------------------------------------------  -----------
Lehman Brothers International (Europe) ...........................................
Furman Selz LLC ..................................................................
Smith Barney Inc. ................................................................
                                                                                    -----------
    Total.........................................................................     750,000
                                                                                    -----------
                                                                                    -----------


    The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the U.S. Underwriters and the International Managers, respectively, to purchase shares of Common Stock, are subject to the approval of certain legal matters by counsel and to certain other conditions and that if any of the shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreements, must be so purchased. The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of each of the U.S. Offering and the International Offering is conditioned upon the closing of the other.

    The Company has been advised by the Representatives and the Lead Managers that the U.S. Underwriters and the International Managers propose to offer shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the U.S. Underwriters and International Managers) at
such public offering price less a selling concession not to exceed $         per
share. The selected dealers may reallow a concession not to exceed $         per
share. After the initial offering of the Common Stock, the offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the U.S. Underwriters and the International Managers.

    At the request of the Company, the Underwriters intend to reserve
approximately          shares of Common Stock (approximately  % of the Offering
without giving effect to the Underwriters' overallotment options) for sale at the initial public offering price to principal stockholders of the Company or their affiliates. The number of shares available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares of Common Stock that are not so purchased by such persons at the closing of the Offering will be offered to the general public on the same terms as the other shares of Common Stock offered by this Prospectus.


    The U.S. Underwriters and the International Managers have entered into an Agreement Among U.S. Underwriters and International Managers (the "Agreement Among") pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the U.S. Offering, (a) it is not purchasing any of such shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, pursuant to the Agreement Among, each International Manager has agreed that, as part of the distribution of the shares of Common Stock offered in the International Offering, (a) it is not purchasing any of such shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering within the United States or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Among, including: (i) certain purchases and sales between the U.S. Underwriters and the International Managers; (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion; (iii) purchases, offers or sales by a U.S. Underwriter that is also acting as an International Manager or by an International Manager that is also acting as an International Manager or by a International Manager that is also acting as a U.S. Underwriter; and (iv) other transactions specifically approved by the U.S. Underwriters and International Managers. As used herein, "U.S. or Canadian Person" means any resident or citizen of the United States or Canada, any corporation, pension, profit sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than the foreign branch of any United States or Canadian Person), any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of its income, and any United States or Canadian branch of a person other than a United States or Canadian Person. The term "United States" means the United States of America (including, the states thereof and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction. The term "Canada" means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdiction.

    Pursuant to the Agreement Among, sales may be made among the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for Common Stock being sold by the U.S. Underwriters and the International Managers, less an amount not greater than the selling concession unless otherwise determined by mutual agreement. To the extent that there are sales pursuant to the Agreement Among, the number of shares initially available for sale by the U.S. Underwriters and the International Managers may be more or less than the amount specified on the cover page of this Prospectus.

    Each International Manager has represented and agreed that: (i) it has not offered or sold and, prior to the date six months after the date of issue of the shares of Common Stock, will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue or pass on, to any person in the United Kingdom, any document received by it in connection with the issue of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.

    Purchasers of the shares of Common Stock offered pursuant to the Offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.


    Stockholders of the Company, including the directors and executive officers, beneficially owning an aggregate of approximately 6.9 million shares of Common Stock (including shares of Common Stock that may be issued upon the exercise of outstanding options and warrants) have agreed not to, directly or indirectly, offer, sell or otherwise dispose of shares of Common Stock of the Company, or any securities convertible into or exchangeable for or any rights to acquire, Common Stock or other capital stock of the Company for a period of 180 days (90 days in the case of one director, Jack Tyrrell and his affiliates, who own approximately 1.0 million restricted shares under Rule 144) after the date of this Prospectus without the prior written consent of Lehman Brothers on behalf of the Representatives. Except for the Common Stock to be sold in the Offering, the Company has agreed not to offer, sell, contract to sell or otherwise issue any shares of Common Stock or other capital stock or any securities convertible into or exchangeable for, or any rights to acquire, Common Stock or other capital stock, with certain limited exceptions (including certain exceptions for Common Stock or other capital stock issued or sold in connection with acquisitions by the Company including the Riverside Acquisition), prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers on behalf of the Representatives and the Lead Managers.



    The Company has granted to the U.S. Underwriters and the International Managers options to purchase up to an additional 637,500 and 112,500 shares of Common Stock, respectively, at the initial public offering price to the public, less the underwriting discounts and commissions shown on the cover page of this Prospectus, solely to cover over-allotments, if any. The options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters and the International Managers exercise such options, each of the U.S. Underwriters and the International Managers, as the case may be, will be committed (subject to certain conditions) to purchase a number of additional shares proportionate to such U.S. Underwriter's or International Manager's initial commitment as indicated in the preceding tables.


    The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the U.S. Underwriters and the International Managers may be required to make in respect thereof.

    Lehman Brothers, Inc., Chase Securities Inc., Smith Barney Inc. and Furman Selz LLC are underwriters of the Concurrent Offering and will receive compensation for such services. Lehman Brothers Commercial Paper Inc. is the arranger as well as one of the Company's lenders under the New Credit Facility. If the Concurrent Offering is not consummated, the Company may use a portion of the net proceeds of the Offering to repay borrowings under the Revolving Credit Facility. The Company intends to use a substantial portion of the net proceeds of the Concurrent Offering, if completed, to fully repay borrowings under the New Credit Facility.

    Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), if more than 10% of the net proceeds of a public offering of equity securities are to be paid to members of the NASD that are participating in the offering, or affiliated or associated persons, the price at which the equity securities are distributed to the public must be no higher than that recommended by a

"qualified independent underwriter," as defined in Rule 2720 of the Conduct Rules of the NASD. Because Lehman Commercial Paper Inc., the arranger of, and a lender under, the New Credit Facility and an affiliate of Lehman Brothers Inc., one of the Underwriters of the Offering, may receive more than 10% of the net proceeds of the Offering as a result of the repayment of amounts outstanding under the Revolving Credit Facility, Smith Barney Inc., another Underwriter of the Offering (the "Independent Underwriter"), will act as a qualified independent underwriter in connection with the Offering. The Independent Underwriter in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The Independent Underwriter will not receive any additional fees for serving as a qualified independent underwriter in connection with the Offering. The price at which the Common Stock will be sold to the public will be no higher than the price recommended by the Independent Underwriter.


    Lehman Brothers Inc. acted as the lead manager and Furman Selz LLC as co-manager of the Public Offering and received customary commissions therefor.


    M.M. Warburg & CO Kommanditgesellschaft auf Aktien ("Warburg"), one of the Underwriters in this Offering, is indirectly affiliated with the Company by virtue of its affiliation with Hanseatic, a principal stockholder of the Company. A majority of shares of Hanseatic are held by Wolfgang Traber, who is a member of the supervisory board of Warburg. In addition, two of the four managing partners of Warburg hold approximately 10% and 5% of the capital stock of Hanseatic, respectively.


    In connection with the Offering, certain Underwriters and selling group members (if any), or their respective affiliates who are qualified registered market makers on NASDAQ may engage in passive market making transactions in the Common Stock on NASDAQ in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended, during the two business day period before commencement of offers or sales of the Common Stock offered hereby. Passive market making transactions must comply with applicable volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby and certain legal matters in connection with the Offering will be passed upon for the Company by Baer Marks & Upham LLP, New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters and the International Managers by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. With respect to the unaudited interim financial information of the Company as of and for the nine months ended September 30, 1996, included herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included herein states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

    The consolidated financial statements of Funtime Parks, Inc. at December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Elitch Gardens Company at December 31, 1995 and 1994, and for the year ended December 31, 1995 and the period from May 31, 1994 (date of inception) through December 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to the Company's ability to continue as a going concern) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of The Great Escape as of October 31, 1994 and 1995, and for the years then ended, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of FRE, Inc. (Family Recreational Enterprises, Inc.) as of December 31, 1993, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of Nelson & Company, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Concord Entertainment Company, as of December 31, 1995, and for the year ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of Nelson & Company, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Stuart Amusement Company as of September 30, 1995 and 1996, and for each of the years in the three-year period ended September 30, 1996, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------

Consolidated Financial Statements of Premier Parks Inc.....................................................        F-2

Consolidated Financial Statements of Funtime Parks, Inc....................................................       F-23

Financial Statements of Elitch Gardens Company.............................................................       F-38

Financial Statements of The Great Escape...................................................................       F-52

Financial Statements of FRE, Inc...........................................................................       F-61

Financial Statements of Concord Entertainment Company......................................................       F-71

Consolidated Financial Statements of Stuart Amusement Company..............................................       F-81

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  PREMIER PARKS INC.:

    We have audited the accompanying consolidated balance sheets of Premier Parks Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Parks Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

Oklahoma City, Oklahoma
February 29, 1996, except as to
  note 13 which is as of April 4, 1996

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors and Stockholders
PREMIER PARKS INC.:

    We have reviewed the accompanying consolidated balance sheet of Premier Parks Inc. and subsidiaries as of September 30, 1996, and the related consolidated statements of operations and cash flows for the nine months ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management.

    We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

Oklahoma City, Oklahoma
December 23, 1996

                               PREMIER PARKS INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,          SEPTEMBER 30,
                                                                       ----------------------------  -------------
                                                                           1994           1995           1996
                                                                       -------------  -------------  -------------

                                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..........................................  $   1,366,000  $  28,787,000   $73,766,000
  Accounts receivable................................................        870,000        965,000     8,409,000
  Inventories........................................................      1,018,000      2,904,000     3,460,000
  Prepaid expenses...................................................        765,000      2,352,000     1,906,000
                                                                       -------------  -------------  -------------
      Total current assets...........................................      4,019,000     35,008,000    87,541,000
                                                                       -------------  -------------  -------------
Other assets:
  Deferred charges...................................................        428,000      4,839,000     4,448,000
  Deposits and other.................................................      2,520,000      4,229,000     7,125,000
                                                                       -------------  -------------  -------------
      Total other assets.............................................      2,948,000      9,068,000    11,573,000
                                                                       -------------  -------------  -------------
Property and equipment, at cost......................................     44,842,000    125,906,000   155,260,000
  Less accumulated depreciation......................................      6,270,000      9,905,000    15,107,000
                                                                       -------------  -------------  -------------
                                                                          38,572,000    116,001,000   140,153,000
                                                                       -------------  -------------  -------------
Intangible assets....................................................             --     13,471,000    13,475,000
  Less accumulated amortization......................................             --        230,000       628,000
                                                                       -------------  -------------  -------------
                                                                                  --     13,241,000    12,847,000
                                                                       -------------  -------------  -------------
      Total assets...................................................  $  45,539,000  $ 173,318,000   $252,114,000
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses..............................  $   1,281,000  $   6,361,000   $ 6,378,000
  Accrued interest payable...........................................        102,000      4,158,000     1,386,000
  Current portion of long-term debt--unrelated parties...............      1,239,000         56,000            --
  Current portion of long-term debt--related parties.................        200,000             --            --
  Current portion of capitalized lease obligations...................        453,000      1,009,000     1,054,000
                                                                       -------------  -------------  -------------
      Total current liabilities......................................      3,275,000     11,584,000     8,818,000
                                                                       -------------  -------------  -------------
Long-term debt and capitalized lease obligations:
  Capitalized lease obligations......................................      1,420,000      3,213,000     2,350,000
  Long-term debt--unrelated parties:
    Senior subordinated notes........................................      1,240,000             --            --
    Senior notes.....................................................     11,901,000     90,000,000    90,000,000
  Long-term debt--related parties:
    Senior subordinated notes........................................      5,760,000             --            --
    Junior subordinated loan.........................................      1,895,000             --            --
                                                                       -------------  -------------  -------------
      Total long-term debt and capitalized lease obligations.........     22,216,000     93,213,000    92,350,000
Other long-term liabilities..........................................             --      3,465,000     3,234,000
Deferred income taxes................................................      1,914,000     19,145,000    26,138,000
                                                                       -------------  -------------  -------------
      Total liabilities..............................................     27,405,000    127,407,000   130,540,000
                                                                       -------------  -------------  -------------
Stockholders' equity:
  Preferred stock, 500,000 shares authorized at December 31, 1994 and
    1995 and September 30, 1996, respectively; no shares issued and outstanding at December 31, 1994, and September 30, 1996; 200,000
    shares Series A, 7% cumulative convertible, $1 par value ($100
    redemption value) issued and outstanding at December 31, 1995....             --        200,000            --
  Common stock, $.05 par value, 30,000,000 shares authorized at
    December 31, 1994 and 1995 and September 30, 1996, respectively;
    3,398,467, 4,883,900 and 11,383,578 shares issued and 3,372,121,
    4,857,554 and 11,357,232 shares outstanding as of December 31,
    1994 and 1995 and September 30, 1996, respectively...............        170,000        244,000       569,000
  Capital in excess of par value.....................................     50,573,000     79,261,000   144,287,000
  Accumulated deficit................................................    (31,920,000)   (33,105,000)  (22,593,000)
                                                                       -------------  -------------  -------------
                                                                          18,823,000     46,600,000   122,263,000
  Less 26,346 common shares of treasury stock, at cost...............        689,000        689,000       689,000
                                                                       -------------  -------------  -------------
      Total stockholders' equity.....................................     18,134,000     45,911,000   121,574,000
                                                                       -------------  -------------  -------------
      Total liabilities and stockholders' equity.....................  $  45,539,000  $ 173,318,000   $252,114,000
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                              NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                               ----------------------------------------  ---------------------------
                                                   1993          1994          1995          1995           1996
                                               ------------  ------------  ------------  -------------  ------------
                                                                                          (UNAUDITED)   (UNAUDITED)

Revenue:
  Theme park admissions......................  $ 12,874,000  $ 13,936,000  $ 21,863,000  $  20,263,000  $ 38,970,000
  Theme park food, merchandise, and other....     8,986,000    10,963,000    19,633,000     18,508,000    50,822,000
                                               ------------  ------------  ------------  -------------  ------------
    Total revenue............................    21,860,000    24,899,000    41,496,000     38,771,000    89,792,000
                                               ------------  ------------  ------------  -------------  ------------
Operating costs and expenses:
  Operating expenses.........................    10,401,000    12,358,000    19,775,000     15,640,000    32,897,000
  Selling, general and administrative........     4,768,000     5,448,000     9,272,000      6,833,000    15,363,000
  Costs of products sold.....................     2,135,000     2,553,000     4,635,000      4,333,000    10,685,000
  Depreciation and amortization..............     1,537,000     1,997,000     3,866,000      2,258,000     5,599,000
                                               ------------  ------------  ------------  -------------  ------------
    Total operating costs and expenses.......    18,841,000    22,356,000    37,548,000     29,064,000    64,544,000
                                               ------------  ------------  ------------  -------------  ------------
    Income from operations...................     3,019,000     2,543,000     3,948,000      9,707,000    25,248,000
Other expense:
  Interest expense, net......................    (1,438,000)   (2,299,000)   (5,578,000)    (3,101,000)   (7,657,000)
  Other expense..............................      (136,000)      (74,000)     (177,000)       (87,000)      (59,000)
                                               ------------  ------------  ------------  -------------  ------------
    Total other expense......................    (1,574,000)   (2,373,000)   (5,755,000)    (3,188,000)   (7,716,000)
                                               ------------  ------------  ------------  -------------  ------------
    Income (loss) before income taxes........     1,445,000       170,000    (1,807,000)     6,519,000    17,532,000
Income tax expense (benefit).................        91,000        68,000      (762,000)     2,563,000     7,020,000
                                               ------------  ------------  ------------  -------------  ------------
    Income (loss) before extraordinary
      loss...................................     1,354,000       102,000    (1,045,000)     3,956,000    10,512,000
Extraordinary loss on extinguishment of debt,
  net of income tax benefit of $90,000.......       --            --           (140,000)      (140,000)      --
                                               ------------  ------------  ------------  -------------  ------------
    Net income (loss)........................  $  1,354,000  $    102,000  $ (1,185,000) $   3,816,000  $ 10,512,000
                                               ------------  ------------  ------------  -------------  ------------
                                               ------------  ------------  ------------  -------------  ------------
    Net income (loss) applicable to common
      stock..................................  $  1,354,000  $    102,000  $ (1,714,000) $   3,640,000  $  9,909,000
                                               ------------  ------------  ------------  -------------  ------------
                                               ------------  ------------  ------------  -------------  ------------
Weighted average number of common shares
  outstanding--primary.......................     2,655,000     2,810,000     3,938,000      3,622,000     7,979,000
                                               ------------  ------------  ------------  -------------  ------------
                                               ------------  ------------  ------------  -------------  ------------
Income (loss) per common
  share--primary:
  Income (loss) before extraordinary loss....  $        .51  $        .04  $       (.40) $        1.04  $       1.24
  Extraordinary loss.........................       --            --               (.04)          (.04)      --
                                               ------------  ------------  ------------  -------------  ------------
    Net income (loss)........................  $        .51  $        .04  $       (.44) $        1.00  $       1.24
                                               ------------  ------------  ------------  -------------  ------------
                                               ------------  ------------  ------------  -------------  ------------
Weighted average number of common shares
  outstanding--fully diluted.................     2,655,000     2,810,000     3,938,000      5,006,000     9,439,000
                                               ------------  ------------  ------------  -------------  ------------
                                               ------------  ------------  ------------  -------------  ------------
Income (loss) per common
  share--fully diluted:
  Income (loss) before extraordinary loss....  $        .51  $        .04  $       (.40) $         .84  $       1.11
  Extraordinary loss.........................       --            --               (.04)          (.03)      --
                                               ------------  ------------  ------------  -------------  ------------
    Net income (loss)........................  $        .51  $        .04  $        (44) $         .81  $       1.11
                                               ------------  ------------  ------------  -------------  ------------
                                               ------------  ------------  ------------  -------------  ------------

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
              AND NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)

                                          SERIES A, 7%
                                           CUMULATIVE
                                          CONVERTIBLE
                                        PREFERRED STOCK         COMMON STOCK
                                      --------------------  --------------------  CAPITAL IN
                                       SHARES                SHARES                EXCESS OF   ACCUMULATED   TREASURY
                                       ISSUED     AMOUNT     ISSUED     AMOUNT     PAR VALUE     DEFICIT       STOCK       TOTAL
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------
Balances at December 31, 1992.......         --  $      --  2,681,565  $ 134,000  $45,769,000  ($33,376,000) $(689,000) $11,838,000
Net income..........................         --         --         --         --           --    1,354,000          --    1,354,000
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------
Balances at December 31, 1993.......         --         --  2,681,565    134,000   45,769,000  (32,022,000)   (689,000)  13,192,000
Issuance of common stock:
  Cash proceeds--net................         --         --    619,815     31,000    4,154,000           --          --    4,185,000
  Exchange of debt for equity.......         --         --     97,087      5,000      650,000           --          --      655,000
Net income..........................         --         --         --         --           --      102,000          --      102,000
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------
Balances at December 31, 1994.......         --         --  3,398,467    170,000   50,573,000  (31,920,000)   (689,000)  18,134,000
Issuance of preferred stock.........    200,000    200,000         --         --   19,800,000           --          --   20,000,000
Conversion of debt to equity........         --         --  1,485,433     74,000    8,888,000           --          --    8,962,000
Net loss............................         --         --         --         --           --   (1,185,000)         --   (1,185,000)
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------
Balances at December 31, 1995.......    200,000    200,000  4,883,900    244,000   79,261,000  (33,105,000)   (689,000)  45,911,000
Conversion of preferred stock.......   (200,000)  (200,000) 2,560,928    128,000       72,000           --          --           --
Issuance of common stock............         --         --  3,938,750    197,000   64,954,000           --          --   65,151,000
Net income..........................         --         --         --         --           --   10,512,000          --   10,512,000
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------
Balances at September 30, 1996
  (Unaudited).......................         --         --  11,383,578 $ 569,000  $144,287,000 ($22,593,000) $(689,000) $121,574,000
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------
                                      ---------  ---------  ---------  ---------  -----------  ------------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                                      ---------------------------------------  ------------------------
                                                          1993         1994          1995         1995         1996
                                                      ------------  -----------  ------------  -----------  -----------
                                                                                               (UNAUDITED)  (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...................................  $  1,354,000  $   102,000  $ (1,185,000) $ 3,816,000  $10,512,000
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Depreciation and amortization.....................     1,537,000    1,997,000     3,866,000    2,258,000    5,599,000
  Extraordinary loss on early extinguishment of
    debt............................................            --           --       230,000      230,000           --
  Amortization of discount on debt and debt issuance
    costs...........................................       290,000       94,000       317,000      136,000      523,000
  Gain on sale of assets............................        (3,000)      (9,000)           --           --           --
  Decrease in escrow cash accounts..................       506,000           --            --           --           --
  (Increase) decrease in accounts receivable........      (210,000)    (496,000)    5,794,000    1,717,000   (7,444,000)
  Deferred income taxes (benefit)...................        91,000       24,000      (808,000)   2,471,000    6,993,000
  (Increase) decrease in inventories and prepaid
    expenses........................................      (339,000)    (422,000)     (455,000)     861,000     (110,000)
  (Increase) decrease in deposits and other assets..        19,000     (808,000)    1,197,000    1,241,000   (2,858,000)
  Increase (decrease) in accounts payable and
    accrued expenses................................      (532,000)     511,000    (2,366,000)    (250,000)    (221,000)
  Increase (decrease) in accrued interest payable...       (14,000)      67,000     4,056,000    1,314,000   (2,772,000)
                                                      ------------  -----------  ------------  -----------  -----------
      Total adjustments.............................     1,345,000      958,000    11,831,000    9,978,000     (290,000)
                                                      ------------  -----------  ------------  -----------  -----------
Net cash provided by operating activities...........     2,699,000    1,060,000    10,646,000   13,794,000   10,222,000
                                                      ------------  -----------  ------------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of equipment.................        90,000       14,000            --           --           --
Other investments...................................      (114,000)     (83,000)      (63,000)     (49,000)     (38,000)
Additions to property and equipment.................    (7,674,000) (10,108,000)  (10,732,000)  (6,501,000) (29,290,000)
Acquisition of Funtime Parks, Inc., net of cash
  acquired..........................................            --           --   (63,344,000) (58,617,000)          --
                                                      ------------  -----------  ------------  -----------  -----------
Net cash used in investing activities...............    (7,698,000) (10,177,000)  (74,139,000) (65,167,000) (29,328,000)
                                                      ------------  -----------  ------------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of debt...................................    (8,252,000)  (5,079,000)  (17,487,000) (17,060,000)    (938,000)
Proceeds from borrowings............................    10,758,000    8,451,000    93,500,000   93,176,000           --
Net cash proceeds from issuance of preferred stock..            --           --    20,000,000   20,000,000           --
Net cash proceeds from issuance of common stock.....            --    4,185,000            --           --   65,151,000
Payments of debt issuance costs.....................      (400,000)    (100,000)   (5,099,000)  (4,531,000)    (128,000)
                                                      ------------  -----------  ------------  -----------  -----------
Net cash provided by financing activities...........     2,106,000    7,457,000    90,914,000   91,585,000   64,085,000
                                                      ------------  -----------  ------------  -----------  -----------
(Decrease) increase in cash and cash equivalents....    (2,893,000)  (1,660,000)   27,421,000   40,212,000   44,979,000
Cash and cash equivalents at beginning of period....     5,919,000    3,026,000     1,366,000    1,366,000   28,787,000
                                                      ------------  -----------  ------------  -----------  -----------
Cash and cash equivalents at end of period..........  $  3,026,000  $ 1,366,000  $ 28,787,000  $41,578,000  $73,766,000
                                                      ------------  -----------  ------------  -----------  -----------
                                                      ------------  -----------  ------------  -----------  -----------
SUPPLEMENTARY CASH FLOW INFORMATION:
Cash paid for interest..............................  $  1,433,000  $ 2,178,000  $  2,018,000  $ 2,018,000  $11,405,000
                                                      ------------  -----------  ------------  -----------  -----------
                                                      ------------  -----------  ------------  -----------  -----------
Cash paid for income taxes (refund).................  $         --  $    38,000  $    (22,000) $   (22,000) $    27,000
                                                      ------------  -----------  ------------  -----------  -----------
                                                      ------------  -----------  ------------  -----------  -----------

                                                                     (CONTINUED)

                               PREMIER PARKS INC.

                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995
         AND NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 (UNAUDITED)

Supplemental disclosure of noncash investing and financing activities:

Year Ended 1993

    - The Company purchased certain rides and attractions through capital leases with obligations totaling $2,745,000.

    - In connection with a term loan obtained during the year, $5,824,000 was used to retire existing notes with the same institution.

Year Ended 1994

    - Common stock (97,087 shares) was exchanged for $655,000 of debt.

    - The Company entered into two separate note agreements, aggregating $570,000 for the purchase of property and equipment.

Year Ended 1995 and Nine Months Ended September 30, 1995

    - Common stock (1,485,433 shares) was exchanged for $9,095,000 of debt, net of $133,000 of costs.

    - The Company purchased certain rides and attractions through capital leases with obligations totaling $3,259,000.

Nine Months Ended September 30, 1996

    - Preferred stock (200,000 shares) was converted into Common Stock (2,560,928 shares).

          See accompanying notes to consolidated financial statements.

                               PREMIER PARKS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
               AND NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT POLICIES

  DESCRIPTION OF BUSINESS

    Premier Parks Inc. (the Company) owns and operates regional themed amusement and water parks. The Company and its subsidiaries currently own and operate six parks: Frontier City, a western theme park located in Oklahoma City, Oklahoma; White Water Bay, a tropical theme water park located in Oklahoma City, Oklahoma; Adventure World, a combination theme and water park located in Largo, Maryland; Geauga Lake, a combination theme and water park located near Cleveland, Ohio; Darien Lake & Camping Resort, a combination theme and water park with an adjacent camping resort and performing arts center, located between Buffalo and Rochester, New York; and Wyandot Lake, a water park which also includes "dry rides" located in Columbus, Ohio.

  BASIS OF PRESENTATION

    The Company's accounting policies reflect industry practices and conform to generally accepted accounting principles.

    The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and the limited partnership (Frontier City Partners Limited Partnership) in which the Company beneficially owns 100% of the partnership interests. Intercompany transactions and accounts have been eliminated in consolidation.

    In the opinion of management, the accompanying unaudited consolidated financial statements as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996, reflect all adjustments (all of which were normal and recurring) which, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations for the interim periods presented. The results of operations for the nine month period ended September 30, 1996 are not indicative of the results to be expected for the full year. The Company's business is highly seasonal. The great majority of the Company's revenue is collected in the second and third quarters while operating expenses are incurred throughout the year. Accordingly, the Company historically incurs a net loss for the fourth calendar quarter.

  CASH EQUIVALENTS

    Cash equivalents of $26,728,000 and $70,367,000 at December 31, 1995 and September 30, 1996, respectively, consist of short-term highly liquid investments with an original maturity of three months or less, which are readily convertible into cash. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  INVENTORIES

    Inventories are stated at the lower of cost (first in, first out) or market and consist of products for resale including merchandise and food and miscellaneous supplies including repair parts for rides.

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(1) SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)
  ADVERTISING COSTS

    Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion, and marketing programs are charged to operations in the year incurred. The amounts capitalized at year-end are included in prepaid expenses.

  DEFERRED CHARGES

    The Company capitalizes all costs related to the issuance of debt with such costs included in deferred charges in the consolidated balance sheets. The capitalized debt costs at December 31, 1995 and September 30, 1996 relate to the senior notes and senior credit facility and the amortization of such costs are recognized as interest expense under a method approximating the interest method over the life of the respective debt issue.

  DEPRECIATION AND AMORTIZATION

    Buildings and improvements are depreciated over their estimated useful lives of approximately 30 years by use of the straight-line method. Furniture and equipment are depreciated using the straight-line method over 5-10 years. Rides and attractions are depreciated using the straight-line method over 5-25 years. Amortization of property associated with capitalized lease obligations is included in depreciation expense in the consolidated financial statements.

    Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized.

  INTANGIBLE ASSETS

    Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected period to be benefited, generally 25 years.

  INTEREST EXPENSE RECOGNITION

    Interest on notes payable is generally recognized as expense on the basis of stated interest rates. Notes payable and capitalized lease obligations that do not have a stated interest rate or that have interest rates considered to be lower than prevailing market rates (when the obligations were incurred) are carried at amounts discounted to impute a market rate of interest cost. Total interest expense incurred was $1,481,000, $2,341,000, $6,074,000, $3,317,000 and
$9,156,000 in 1993, 1994, 1995 and for the nine months ended September 30, 1995 and 1996, respectively. Interest expense in the accompanying consolidated statements of operations is shown net of interest income.

  LONG-LIVED ASSETS

    The Company assesses the recoverability of its property and equipment and intangible assets by determining whether the depreciation of the property and equipment balance and the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows generated from the operations of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using an appropriate interest rate. The

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(1) SUMMARY OF SIGNIFICANT POLICIES (CONTINUED) assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved.

  INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  INCOME (LOSS) PER SHARE

    Income (loss) per share is computed based on income (loss) applicable to common stock divided by the weighted average number of common shares outstanding during the period. For the year ended December 31, 1995, no warrants, options, or potential shares from convertible securities were considered as the effect would be antidilutive. For the years ended December 31, 1993 and 1994, and the nine months ended September 30, 1995 warrants and options outstanding have been excluded from the per share calculations as no active trading market existed for the Company's common stock during those periods. For the nine months ended September 30, 1996, the effect of warrants and options were included in the primary share calculation.

    The Company's former senior subordinated notes were converted into common shares in 1995. For 1993 and 1994, the senior subordinated notes were considered to be potentially dilutive securities. The weighted average number of common shares attributable to the conversion feature of the notes was 475,600, 1,120,000 and 700,000 for the years ended December 31, 1993 and 1994 and the nine months ended September 30, 1995, respectively. The former senior subordinated notes bore interest and if the notes had been converted, the interest expense on the notes in 1993 or 1994 would not have been incurred. After consideration of the increase in income that would have occurred from the reduction in interest expense, the effect of the convertible notes on income per share was antidilutive.

    The Company issued convertible preferred stock in 1995 which was a potentially dilutive security. The 2,424,000 common shares that would result from conversion of the preferred stock (without consideration of accumulated dividends) were not considered in the 1995 calculation of loss per share, as the effect would be antidilutive. Accumulated, but unpaid, preferred stock dividends of $529,000, $176,000, and $603,000 were considered in determining net income
(loss) applicable to common stock in 1995, the nine months ended September 30, 1995 and the nine months ended September 30, 1996, respectively.

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(1) SUMMARY OF SIGNIFICANT POLICIES (CONTINUED)
  RECLASSIFICATIONS

    Reclassifications have been made to certain amounts reported in 1993 and 1994 to conform with the 1995 presentation.

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The recorded amounts for cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, and accrued interest payable approximate fair value because of the short maturity of these financial instruments. The fair value estimates, methods, and assumptions relating to the Company's other financial instruments are discussed in note 5.

(3) ACQUISITION OF THEME PARKS

    Pursuant to a merger agreement, the Company acquired Funtime Parks, Inc. (Funtime), a company owning three regional theme parks, for an initial purchase price of approximately $60,000,000 in cash with an additional amount of approximately $5,400,000 paid to the former shareholders as a post closing adjustment related to the operating cash flows of the former Funtime parks after the acquisition. The acquisition was accounted for as a purchase. The allocation of the purchase price was determined based upon estimates of fair value as determined by independent appraisal. As of the acquisition date and after giving effect to the purchase, $18,030,000 of deferred tax liabilities were recognized for the tax consequences attributable to the differences between the financial statement carrying amounts and the tax basis of Funtime's assets and liabilities. Approximately $13,500,000 of cost in excess of the fair value of the net assets acquired was recorded as goodwill. To fund the acquisition, on August 15, 1995, the Company issued $90,000,000 aggregate principal amount of 12% senior notes due 2003 (the Notes) and $20,000,000 of convertible preferred stock and converted approximately $9,100,000 of previously existing indebtedness into Company common stock. Except in the case of a change of control (as defined in the indenture relating to the Notes) and certain other circumstances, no principal payment on the Notes is due prior to maturity (August 15, 2003). As part of the acquisition, $2,500,000 of the purchase price was placed into escrow as an indemnification fund. Except in limited circumstances, the indemnification fund represents the sole source of funds for indemnification claims made by the Company against the former shareholders of Funtime. The escrow is to be released in February 1997. The indemnification fund is classified in the accompanying consolidated financial statements as a deposit and as a noncurrent other liability.

    The accompanying 1995 consolidated statement of operations reflects the results of Funtime from the date of acquisition (August 15, 1995).

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(3) ACQUISITION OF THEME PARKS (CONTINUED)
    The following summarized pro forma results of operations for the years ended December 31, 1994 and 1995, assumes that the acquisition and related transactions occurred as of the beginning of 1994 (in thousands):

                                                                                               1994        1995
                                                                                            ----------  ----------
                                                                                                 (UNAUDITED)

Revenue:
  Theme park admissions...................................................................  $   34,275  $   37,738
  Theme park food, merchandise, and other.................................................      41,319      42,401
                                                                                            ----------  ----------
      Total revenue.......................................................................      75,594      80,139
                                                                                            ----------  ----------
Operating costs and expenses:
  Operating expenses......................................................................      34,832      35,440
  Selling, general and administrative.....................................................      12,380      14,089
  Costs of products sold..................................................................       9,188       9,489
  Depreciation and amortization...........................................................       5,768       6,303
                                                                                            ----------  ----------
      Total operating costs and expenses..................................................      62,168      65,321
                                                                                            ----------  ----------
Income from operations....................................................................      13,426      14,818
                                                                                            ----------  ----------
Interest expense, net.....................................................................     (11,559)    (11,099)
Equity in loss of partnership.............................................................         (83)        (69)
Other income (expense)....................................................................         (27)       (108)
                                                                                            ----------  ----------
      Total other expense.................................................................     (11,669)    (11,276)
                                                                                            ----------  ----------
Income before income taxes and extraordinary loss.........................................       1,757       3,542
Income tax expense........................................................................         948       1,642
                                                                                            ----------  ----------
Income before extraordinary loss..........................................................  $      809  $    1,900
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Income (loss) before extraordinary loss applicable to common stock........................  $     (591) $      500
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Income (loss) before extraordinary loss per common share..................................  $     (.10) $      .10
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(4) PROPERTY AND EQUIPMENT

    Property and equipment, at cost, are classified as follows

                                                                           DECEMBER 31,
                                                                   -----------------------------  SEPTEMBER 30,
                                                                       1994            1995            1996
                                                                   -------------  --------------  --------------
                                                                                                   (UNAUDITED)
Theme parks:
  Land...........................................................  $   5,964,000  $   12,230,000  $   12,535,000
  Buildings and improvements.....................................     15,213,000      54,935,000      67,922,000
  Rides and attractions..........................................     20,179,000      51,653,000      66,144,000
  Equipment......................................................      3,486,000       7,088,000       8,659,000
                                                                   -------------  --------------  --------------
      Total theme parks..........................................     44,842,000     125,906,000     155,260,000
  Less accumulated depreciation..................................      6,270,000       9,905,000      15,107,000
                                                                   -------------  --------------  --------------
                                                                   $  38,572,000  $  116,001,000  $  140,153,000
                                                                   -------------  --------------  --------------
                                                                   -------------  --------------  --------------

    Included in property and equipment are costs and accumulated depreciation associated with capital leases as follows:

                                                                                DECEMBER 31,
                                                                         --------------------------  SEPTEMBER 30,
                                                                             1994          1995          1996
                                                                         ------------  ------------  -------------
                                                                                                      (UNAUDITED)
Costs..................................................................  $  2,745,000  $  6,005,000   $ 6,069,000
Accumulated depreciation...............................................      (165,000)     (334,000)     (513,000)
                                                                         ------------  ------------  -------------
                                                                         $  2,580,000  $  5,671,000   $ 5,556,000
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(5) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS

    At December 31, 1994 and 1995 and September 30, 1996, debt consists of:

                                                                              DECEMBER 31,
                                                                      ----------------------------  SEPTEMBER 30,
                                                                          1994           1995           1996
                                                                      -------------  -------------  -------------
                                                                                                     (UNAUDITED)

Capitalized lease obligations:
  Capitalized lease obligations expiring 1997 through 2000,
    requiring aggregate annual lease payments ranging from
    approximately $1,172,000 to $360,000 including implicit interest at rates ranging from 9.875% to 11% and secured by equipment with a net book value of approximately $5,671,000 and $5,556,000
    as of December 31, 1995 and September 30, 1996, respectively....  $   1,873,000  $   4,222,000  $   3,404,000
Debt to unrelated parties:
  Senior notes(a)...................................................       --           90,000,000     90,000,000
  Senior subordinated convertible debt maturing in 2000, convertible into common stock at a conversion price of $6.25, requiring
    quarterly interest payments at 9.5% per annum(b)................      1,240,000       --             --
  Term note payable due December 1998, requiring monthly interest payments at prime plus 1% (9.5% as of December 31, 1994) and principal payments annually and borrowings under a revolving
    line of credit(c)...............................................     12,451,000       --             --
  Other debt........................................................        689,000         56,000       --
                                                                      -------------  -------------  -------------
  Total--debt to unrelated parties..................................     14,380,000     90,056,000     90,000,000
                                                                      -------------  -------------  -------------
Debt to related parties:
  Junior subordinated loan payable with interest at 8% per annum
    plus accrued interest unpaid(d).................................      2,095,000       --             --
  Senior subordinated convertible debt maturing in 2000, convertible into common stock at a conversion price of $6.25 requiring
    quarterly interest payments at 9.5% per annum (b)...............      5,760,000       --             --
                                                                      -------------  -------------  -------------
  Total--debt to related parties....................................      7,855,000       --             --
                                                                      -------------  -------------  -------------
    Total...........................................................  $  24,108,000  $  94,278,000  $  93,404,000
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

------------------------

 (a) The notes are senior unsecured obligations of the Company,with a $90,000,000 aggregate principal amount, and mature on August 15, 2003. The notes bear interest at 12% per annum payable semiannually on August 15 and February 15 of each year, commencing February 15, 1996. The notes are redeemable, at the Company's option, in whole or part, at any time on or after August 15, 1999, at varying redemption prices. Additionally, at any time and from time-to-time prior to August 15, 1998, the Company may redeem in the aggregate up to 33 1/3% of the original aggregate principal amount of notes with the proceeds of one or more public equity offerings at a redemption price of 110% of the

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS (CONTINUED) principal amount. These notes are guaranteed by all of the Company's principal operating subsidiaries.

    The indenture under which the notes were issued places limitations on operations and sales of assets by the Company or its subsidiaries, requires maintenance of certain financial ratios, and limits the Company's ability to pay cash dividends or make other distributions to the holders of its capital stock or to redeem such stock.

    The indenture permits the Company, subject to certain limitations, to incur additional indebtedness, including secured senior indebtedness under its $20,000,000 senior credit facility described below.

    The Company is a holding company with no operations or assets other than its investment in its wholly-owned direct and indirect subsidiaries and an investment in a real estate partnership. All of the Company's subsidiaries, except for one indirect wholly owned subsidiary, Funtime-Famous Recipe, Inc., are full, unconditional, and joint and several guarantors of the notes. The assets and operations of Funtime-Famous Recipe, Inc. are inconsequential to the Company and its consolidated financial position and results of operations. Condensed financial statement information for the guarantors is not included herein, as the Company does not believe such information would be material to the understanding of the Company and its direct and indirect subsidiaries.

 (b) During 1993, the Company consummated a private placement of $7,000,000 of its 9.5% senior subordinated convertible notes due March 2000. The notes were funded on July 29, 1993. The notes were convertible into shares of common stock at the conversion price of $6.25 per share subject to certain antidilution adjustments. These notes were converted into 1,175,063 common shares during 1995.

 (c) On December 7, 1993, the Company entered into a loan agreement with a financial institution which provided for a $13,583,000 term loan facility due December 31, 1997, and a $3,500,000 revolving line of credit that was due December 31, 1995. The term loan facility was fully funded in 1994. The revolving line had a zero balance at December 31, 1994. All amounts outstanding including amounts advanced under the line of credit were repaid during 1995 in connection with the issuance of the senior notes. Additionally, the line of credit was cancelled.

 (d) On October 30, 1992, in connection with a private placement, the Company consolidated the outstanding Windcrest Partners loans in the principal amount of $2,095,000 into a junior subordinated term loan. Under the terms of this loan agreement, interest was payable monthly at the rate of 8% per annum until maturity on December 31, 1999. The junior term loan was exchanged for common stock (310,370 shares) during 1995.

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(5) LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS (CONTINUED)
    Annual maturities of long-term debt and capitalized lease obligations during the five years subsequent to December 31, 1995, are as follows:

1996...........................................................................  $1,065,000
1997...........................................................................   1,473,000
1998...........................................................................     713,000
1999...........................................................................     360,000
2000 and thereafter............................................................  90,667,000
                                                                                 ----------
                                                                                 $94,278,000
                                                                                 ----------
                                                                                 ----------

    The Company's $20,000,000 senior credit facility is secured by substantially all of the Company's assets (other than real estate), including the capital stock of its subsidiaries. The facility matures in August 1998. At December 31, 1995 and September 30, 1996, no advances were outstanding under the senior credit facility. Advances under the senior credit facility will bear interest at a variable rate.

    The senior credit facility contains restrictive covenants that, among other things, limit the ability of the Company and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay cash dividends; repurchase stock; make investments; engage in mergers or consolidations; engage in certain transactions with subsidiaries and affiliates; and redeem or purchase the senior notes. In addition, the senior credit facility requires that the Company comply with certain specified financial ratios and tests, including cash interest expense coverage, a minimum net worth requirement and a maximum capital expenditure requirement. See note 14.

    The fair value of the Company's long-term debt is estimated by using quoted bond prices or discounted cash flow analyses based on current borrowing rates for debt with similar maturities. Under the above assumptions the estimated fair value of long-term debt and capitalized lease obligations at both December 31, 1995 and September 30, 1996 is approximately $103,000,000.

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(6) INCOME TAXES

    The Company recognized an income tax benefit of $852,000 in 1995. The benefit of $762,000 was allocated to loss before income taxes and $90,000 to the extraordinary loss.

    Income tax expense (benefit) allocated to operations for 1993, 1994 and 1995 consists of the following:

                                                           CURRENT     DEFERRED       TOTAL
                                                          ----------  -----------  -----------
1993:
  U.S. Federal..........................................  $   --      $    75,000  $    75,000
  State and local.......................................      --           16,000       16,000
                                                          ----------  -----------  -----------
                                                          $   --      $    91,000  $    91,000
                                                          ----------  -----------  -----------
                                                          ----------  -----------  -----------
1994:
  U.S. Federal..........................................  $   44,000  $    15,000  $    59,000
  State and local.......................................      --            9,000        9,000
                                                          ----------  -----------  -----------
                                                          $   44,000  $    24,000  $    68,000
                                                          ----------  -----------  -----------
                                                          ----------  -----------  -----------
1995:
  U.S. Federal..........................................  $  (44,000) $  (508,000) $  (552,000)
  State and local.......................................      --         (210,000)    (210,000)
                                                          ----------  -----------  -----------
                                                          $  (44,000) $  (718,000) $  (762,000)
                                                          ----------  -----------  -----------
                                                          ----------  -----------  -----------

    Recorded income tax expense (benefit) allocated to operations differed from amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) approximately as follows:

                                                                                  1993        1994        1995
                                                                               -----------  ---------  -----------
Computed "expected" federal income tax expense (benefit).....................  $   491,000  $  58,000  $  (614,000)
Amortization of goodwill.....................................................      --          --           78,000
Other, net...................................................................       (6,000)     1,000      (16,000)
Effect of state and local income taxes.......................................       16,000      9,000     (210,000)
Change in the beginning-of-the-year balance of the valuation allowance for
  deferred tax assets........................................................     (410,000)    --          --
                                                                               -----------  ---------  -----------
                                                                               $    91,000  $  68,000  $  (762,000)
                                                                               -----------  ---------  -----------
                                                                               -----------  ---------  -----------

    Income tax expense for the nine months ended September 30, 1995 and 1996 was approximately 39% and 40%, respectively, of the periods' income before income taxes.

    Substantially all of the Company's future taxable temporary differences (deferred tax liabilities) relate to the different financial accounting and tax depreciation methods and periods for property and equipment. The Company's net operating loss carryforwards and alternative minimum tax carryforwards

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(6) INCOME TAXES (CONTINUED)
represent future income tax deductions (deferred tax assets). The tax effects of these temporary differences as of December 31, 1994 and 1995, are presented below:

                                                                                           1994          1995
                                                                                       ------------  -------------
Deferred tax assets before valuation allowance.......................................  $  3,161,000  $   7,860,000
Less valuation allowance.............................................................       --            --
                                                                                       ------------  -------------
Net deferred tax assets..............................................................     3,161,000      7,860,000
Deferred tax liabilities.............................................................     5,075,000     27,005,000
                                                                                       ------------  -------------
Net deferred tax liability...........................................................  $  1,914,000  $  19,145,000
                                                                                       ------------  -------------
                                                                                       ------------  -------------

    The Company's deferred tax liability results from the financial carrying value for assets acquired in the Funtime acquisition, which was based upon the fair value at the acquisition date being substantially in excess of Funtime's tax basis in the assets and from the Company's remaining depreciable assets being depreciated primarily over a 7-year period for tax reporting purposes and a longer 20- to 25-year period for financial purposes. The faster tax depreciation has resulted in tax losses which can be carried forward to offset future taxable income. Because the Company's assets' financial carrying value and tax basis difference will primarily reverse before the expiration of the net operating loss carryforwards and taking into account the Company's projections of future taxable income over the same period, management believes that it will more likely than not realize the benefits of these net future deductions.

    The Company experienced an ownership change within the meaning of the Internal Revenue Code Section 382 and the regulations thereunder on October 30, 1992, as a result of the issuance of 2,200,000 shares of common stock. As a result of the ownership change, net operating loss carryforwards generated before the ownership change can be deducted in subsequent periods only in certain limited situations. Accordingly, it is probable that the Company will not be able to use net operating loss carryforwards generated prior to October 30, 1992. None of the pre-October 30, 1992, net operating loss carryforwards were considered in computing the Company's available net operating loss carryforwards and deferred tax liability. Net operating loss carryforwards generated after October 30, 1992, can be utilized without restriction unless another ownership change in excess of 50% during any three-year period occurs.

    As of December 31, 1995, the Company has approximately $13,681,000 of unrestricted net operating loss and $4,077,000 of alternative minimum tax carryforwards available for federal income tax purposes which expire in 2008 through 2010. Additionally, the Company has $1,864,000 of alternative minimum tax credits which have no expiration date.

(7) PREFERRED STOCK

    The Company has authorized 500,000 shares of preferred stock, $1 par value. During 1995, the Company issued 200,000 shares of Series A 7% cumulative convertible preferred stock at $100 per share.

    All shares of Series A preferred stock rank senior and prior in right to all of the Company's now or hereafter issued common stock with respect to dividend payments and distribution of assets upon liquidation or dissolution of the Company.

    Holders of Series A preferred stock are entitled to receive cumulative dividends at an annual rate of $7 per share. At the Company's election, dividends are payable in cash and/or in additional Series A

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(7) PREFERRED STOCK (CONTINUED)
preferred stock. The terms of the Company's senior notes and senior credit facility limit the Company's ability to pay cash dividends.

    At the option of the holder, the Series A preferred stock may be converted into fully-paid and nonassessable shares of common stock. The number of shares of common stock deliverable upon conversion of one share of Series A preferred stock will be determined by dividing $100 by the then applicable conversion rate. The initial conversion rate was $8.25 and will be adjusted from time to time in accordance with the provisions of the Series A preferred stock. The Company has agreed to provide the preferred stockholders certain registration rights relative to the common stock issued upon conversion of the preferred stock.

    The Company may redeem the Series A preferred stock at any time in whole or from time to time in part at a redemption price of $100 per share provided that either certain common stock market price levels are met or that the Company will have consummated an underwritten public offering of common stock with gross proceeds of at least $15,000,000. (See note 14).

(8) CAPITAL STOCK

    In October 1994, the Company issued 619,815 common shares in a private placement with existing stockholders for cash. In connection with this placement, Windcrest Partners also exchanged $655,000 of then existing debt for 97,087 shares of common stock. The Company has agreed to provide the stockholders certain registration rights in the future.

    In August 1995, the Company issued 1,175,063 common shares in full exchange for the Company's $7,000,000 senior subordinated convertible notes and 310,370 common shares in full exchange for the Company's $2,095,000 junior subordinated term loan. The Company has agreed to provide the stockholders certain registration rights in the future.

(9) STOCK OPTIONS AND WARRANTS

    In 1993, 1994, 1995, and 1996 certain members of the Company's existing management were issued seven-year options to purchase 145,200, 36,000, 248,000, and 337,500 shares of common stock, at an exercise price of $5.00, $7.50, $8.25, and $22.00 per share, respectively, under the Company's 1993, 1995 and 1996 Stock Option and Incentive Plans. The options granted in 1995 were subject to the approval of the Company's shareholders at the 1996 annual meeting. The 1996 Plan and options (247,000) granted pursuant to the 1996 Plan are subject to the approval of shareholders. These options may be exercised on a cumulative basis with 20% of the total exercisable on date of issuance and with an additional 20% being available for exercise on each of the succeeding anniversary dates. Any unexercised portion of the options will automatically and without notice terminate upon the seventh anniversary of the issuance date or upon termination of employment. At December 31, 1995 and September 30, 1996 (assuming shareholder approval of the 1996 Plan and the options granted thereunder), 101,520 and 304,460 options, respectively, were exercisable.

    In October 1989, the Company's current chairman was issued a ten-year warrant to purchase 26,346 shares of common stock (currently being held as treasury stock) at an exercise price of $1.00 per share and a ten-year warrant to purchase 18,693 shares of common stock at an exercise price of $1.00 per share.

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(10) CASUALTY LOSS

    On July 27, 1994, high winds damaged the Company's Adventure World location. The loss was covered by insurance and the total insurance benefits recognized during 1994 were $748,000, including approximately $348,000 accrued as a receivable, which was collected subsequent to December 31, 1994. The Company spent approximately $393,000 in 1994 to replace and repair capital assets which had been destroyed or damaged. Insurance proceeds in excess of the net book value of destroyed assets and the repair costs of damaged assets were approximately $417,000 and are reflected in the 1994 consolidated statement of operations in theme parks revenue.

(11) COMMITMENTS AND CONTINGENCIES

    The Company leases office space under a lease agreement which expires April 30, 2001. The lease requires minimum monthly payments over its term and also escalation charges for proportionate share of expenses as defined in the lease. The Company may also terminate the lease during 1996 and pay a termination penalty. Windcrest Partners, an affiliate of the Company, shares office space with the Company and has agreed to pay 50% of the rental payments. Rent expense recognized by the Company (after deduction of amounts paid by Windcrest Partners) for the years ended December 1993, 1994 and 1995 and for the nine months ended September 30, 1995 and 1996, aggregated $70,000, $68,000, $68,000,
$51,000 and $46,000, respectively. Future minimum lease payments (exclusive of amounts to be reimbursed by Windcrest Partners) on operating leases for the Company's office space and equipment (with initial or remaining lease terms in excess of one year), are as follows:

1996..............................................................................  $  416,000
1997..............................................................................     336,000
1998..............................................................................     220,000
1999..............................................................................      70,000
2000..............................................................................      70,000
Later years.......................................................................      70,000

    The Company is not a party to, nor is its property subject to, any pending material legal proceedings.

(12) CERTAIN TRANSACTIONS

    In connection with the acquisition of Funtime and the issuance of the $90,000,000 senior notes, the Company paid investment banking and financial advisory fees in the amount of $800,000 and $475,000 to Lepercq, de Neuflize & Co. Incorporated (Lepercq) and Hanseatic Corporation (Hanseatic), respectively. Two directors of the Company are managing director and treasurer, respectively, of Lepercq and Hanseatic.

(13) REVERSE STOCK SPLIT

    On April 4, 1996, a majority of the Company's common and preferred shareholders and the Company's board of directors approved a one-for-five reverse stock split effective May 6, 1996. The par value of the common stock was increased to $.05 per share from $.01 per share. Additionally, the authorized common shares of the Company were reduced to 30,000,000. The accompanying consolidated financial statements and notes to the consolidated financial statements reflect the reverse stock split as if it had occurred as of the earliest date presented.

                               PREMIER PARKS INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(14) SUBSEQUENT EVENTS (UNAUDITED)

    On June 3, 1996 and June 5, 1996 the Company issued 3,425,000 and 513,750, respectively, of its common shares resulting in net proceeds to the Company of $65,151,000. Additionally, on June 3, 1996 the Company exchanged 2,560,928 shares of its Common Stock for all 200,000 shares of its previously outstanding preferred stock.

    The Company has acquired the assets of Elitch Gardens, located in Denver, Colorado, for a purchase price of $62,500,000, the assets of Waterworld/USA locations in Sacramento and Concord, California for a purchase price of $17,250,000, The Great Escape, located near Lake George, New York for a purchase price of $33,000,000 and has reached an agreement to purchase the stock of Stuart Amusement Company, owner of Riverside Park, located in Springfield, Massachusetts, for a purchase price of $22,150,000, $1,000,000 of which will be paid with shares of the Company's Common Stock.

    In connection with the acquisitions, in October 1996 the Company entered into a senior secured credit facility (the "New Credit Facility") with a syndicate of banks. The New Credit Facility has an aggregate availability of $115.0 million of which (i) up to $30 million under the revolving credit facility (the "Revolving Credit Facility") may be used for working capital and general corporate purposes; (ii) up to $25.0 million ("Facility A") may be used to finance capital expenditures prior to April 30, 1998; and (iii) up to $60.0 million ("Facility B") may be used to finance certain acquisitions by the Company (including the acquisitions described in the preceding paragraph), including an amount of up to $2.0 million which may be used to finance improvements at the parks acquired, provided that at least 50% of the consideration for any such acquisition or improvements under Facility A or Facility B (collectively, the "Term Loan Facility") must be funded by the Company. Interest rates per annum under the New Credit Facility are equal to a base rate equal to the higher of the Federal Funds Rate plus 1/2% or the prime rate of Citibank N.A., in each case plus the Applicable Margin (as defined thereunder) or the London Interbank Offered Rate plus the Applicable Margin. The Revolving Credit Facility terminates October 31, 2002 (reducing to $15.0 million on October 31, 2001) and borrowing under the Term Loan Facility mature October 31, 2001; however, aggregate principal payments of $7.5 million, $20.0 million and $25.0 million are required under the Term Loan Facility during 1998, 1999 and 2000, respectively. Revolving credit borrowings under the New Credit Facility will be secured by substantially all of the Company's assets (other than real estate). Term Loan borrowings are secured by the assets acquired with the proceeds thereof, together with guarantees, limited to approximately $17.5 million, by the Company's subsidiaries. The New Credit Facility contains restrictive covenants that, among other things, limit the ability of the Company and its subsidiaries to dispose of assets; incur additional indebtedness or liens; pay dividends; repurchase stock; make investments; engage in mergers or consolidations and engage in certain transactions with subsidiaries and affiliates. In addition, the New Credit Facility requires that the Company comply with certain specified financial ratios and tests.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
  FUNTIME PARKS, INC.
Aurora, Ohio

We have audited the accompanying consolidated balance sheets of Funtime Parks, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Funtime Parks, Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1993 the Company changed its method of accounting for income taxes.

                                                               ERNST & YOUNG LLP

January 25, 1995,
except for Note 13, as to which the date is August 29, 1995
Akron, Ohio

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                   DECEMBER 31,
                                                                            --------------------------    JULY 2,
                                                                                1993          1994          1995
                                                                            ------------  ------------  ------------
                                                                                                        (UNAUDITED)

ASSETS
Current assets:
  Cash....................................................................  $    185,800  $    171,394  $    107,016
  Trade receivable........................................................         8,881         6,714     2,454,980
  Other receivables.......................................................       196,707       138,546        93,346
  Refundable income taxes.................................................       240,000            --            --
  Prizes and other supplies...............................................     1,876,825     1,720,528     2,849,395
  Other current assets--Note 6............................................       757,183       590,197       583,297
                                                                            ------------  ------------  ------------
      Total current assets................................................     3,265,396     2,627,379     6,088,034
Deferred charges, less accumulated amortization
  (1993--$44,614; 1994--$313,494; July 2, 1995--$559,468).................       777,929       519,049       276,340
Property and equipment
  Land and land improvements..............................................    18,092,049    19,986,705    19,986,706
  Buildings and building improvements.....................................    15,950,066    16,899,094    16,899,094
  Equipment...............................................................    39,888,326    43,000,651    43,000,650
  Construction in progress................................................       380,359       118,111     1,072,817
                                                                            ------------  ------------  ------------
                                                                              74,310,800    80,004,561    80,959,267
  Less accumulated depreciation...........................................    30,491,646    35,784,701    39,100,701
                                                                            ------------  ------------  ------------
                                                                              43,819,154    44,219,860    41,858,566
                                                                            ------------  ------------  ------------
      Total assets........................................................  $ 47,862,479  $ 47,366,288  $ 48,222,940
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Revolving line of credit................................................  $  4,133,192  $  5,500,351  $  8,075,979
  Accounts payable........................................................     1,059,004       719,457     3,547,036
  Accrued taxes, other than income taxes..................................       608,029       639,493       920,033
  Accrued payroll and related expenses....................................       227,923         5,132       622,292
  Income taxes payable....................................................       392,048        92,342        43,641
  Accrued interest........................................................       390,711     1,539,017     1,820,486
  Other accrued liabilities--Note 6.......................................     2,123,132     2,571,202     4,358,741
  Current portion of long-term debt.......................................     3,100,000    20,782,304    20,157,705
                                                                            ------------  ------------  ------------
Total current liabilities.................................................    12,034,039    31,849,298    39,545,913
Non-current obligations:
  Long-term debt, less current portion--Note 2............................    31,796,627    10,528,131    10,643,283
  Deferred income taxes--Note 4...........................................     7,356,000     7,205,000     4,483,055
  Other long-term liabilities.............................................       556,240     1,483,293     1,487,518
                                                                            ------------  ------------  ------------
                                                                              39,708,867    19,216,424    16,613,856
Stockholders' equity (deficit)
  Common stock--without par value (stated value of $1,000 per share, authorized 4,000 shares; issued 1,800 shares at December 31, 1993 and
    3,013 shares at December 31, 1994 and July 2, 1995, respectively).....     1,800,000     3,013,043     3,013,043
  Retained earnings (deficit).............................................    (5,409,191)   (6,278,262)  (10,546,965)
                                                                            ------------  ------------  ------------
                                                                              (3,609,191)   (3,265,219)   (7,502,614)
Less:
  Cost of common stock in treasury........................................       166,536       329,515       298,207
  Value of warrant put option.............................................       104,700       104,700       104,700
                                                                            ------------  ------------  ------------
      Total stockholders' equity (deficit)................................    (3,880,427)   (3,699,434)   (7,936,829)
                                                                            ------------  ------------  ------------
      Total liabilities and stockholders' equity (deficit)................  $ 47,862,479  $ 47,366,288  $ 48,222,940
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------

                            See accompanying notes.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)

             YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994, AND THE
                   SIX MONTHS ENDED JULY 2, 1995 (UNAUDITED)

                                                                                                        SIX
                                                                                                       MONTHS
                                                                                                       ENDED
                                                                                                      JULY 2,
                                                         1992            1993           1994            1995
                                                     -------------  --------------  -------------  --------------
                                                                                                    (UNAUDITED)

Redeemable Preferred Stock:
  Series A Senior Preferred Stock:
    Balance, beginning of year.....................  $   7,000,000  $    7,000,000  $          --  $           --
    Redeem Preferred Stock in exchange for
      subordinated debt............................             --      (7,000,000)            --              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of year...........................  $   7,000,000  $           --  $          --  $           --
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Series B Senior Preferred Stock:
    Balance, beginning of year.....................  $   2,354,940  $    3,027,780  $          --  $           --
    Issuance of 672.84 shares of Series B Senior
      Preferred Stock for payment of stock
      dividend.....................................        672,840              --             --              --
    Issuance of 1,176.82 shares of Series B Senior
      Preferred Stock for payment of stock
      dividend.....................................             --       1,176,820             --              --
    Redeem Preferred Stock in exchange for
      subordinated debt............................             --      (4,204,600)            --              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of period.........................  $   3,027,780  $           --  $          --  $           --
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Series A Junior Preferred Stock:
    Balance, beginning of year.....................  $   2,500,000  $    2,500,000  $          --  $           --
    Redeem preferred stock in exchange for
      long-term debt...............................             --      (2,500,000)            --              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of year...........................  $   2,500,000  $           --  $          --  $           --
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Series B Junior Preferred Stock:
    Balance, beginning of year.....................  $     886,025  $    1,139,175  $          --  $           --
    Issuance of 253.15 shares of Series B Junior
      Preferred Stock for payment of stock
      dividend.....................................        253,150              --             --              --
    Issuance of 442.768 shares Series B Junior
      Preferred Stock for payment of stock
      dividend.....................................             --         442,768             --              --
    Redeem preferred stock in exchange for
      long-term debt...............................             --      (1,581,943)            --              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of year...........................  $   1,139,175  $           --  $          --              --
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Total Redeemable Preferred Stock:
    Balance, beginning of year.....................  $  12,740,965  $   13,666,955  $          --  $           --
    Issuance of Series B Senior Preferred Stock for
      payment of stock dividend....................        672,840       1,176,820             --              --
    Issuance of Series B Junior Preferred Stock for
      payment of stock dividend....................        253,150         442,768             --              --
    Redeem Preferred Stock in exchange for
      subordinated debt............................             --     (11,204,600)            --              --
    Redeem Preferred Stock in exchange for long
      term debt....................................             --      (4,081,943)            --              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of year...........................  $  13,666,955  $           --  $          --  $           --
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND
                   STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

             YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994, AND THE
                   SIX MONTHS ENDED JULY 2, 1995 (UNAUDITED)

                                                                                                        SIX
                                                                                                       MONTHS
                                                                                                       ENDED
                                                                                                      JULY 2,
                                                         1992            1993           1994            1995
                                                     -------------  --------------  -------------  --------------
                                                                                                    (UNAUDITED)
Stockholder's Equity (Deficit)
  Common stock--shares outstanding:
    Balance, beginning of year.....................  $       1,800  $        1,800  $       1,800  $        3,013
    Exercise G Warrants............................             --              --          1,213              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of year...........................  $       1,800  $        1,800  $       3,013  $        3,013
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Common stock--amount:
    Balance, beginning of year.....................  $   1,800,000  $    1,800,000  $   1,800,000  $    3,013,043
    Exercise G Warrants............................             --              --      1,213,043              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of period.........................  $   1,800,000  $    1,800,000  $   3,013,043  $    3,013,043
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Treasury Stock:
    Balance, beginning of year.....................  $    (166,536) $     (166,536) $    (166,536) $     (329,515)
    Purchase treasury shares.......................             --              --       (207,416)             --
    Issue treasury shares..........................             --              --         44,437          31,308
                                                     -------------  --------------  -------------  --------------
    Balance, end of period.........................  $    (166,536) $     (166,536) $    (329,515) $     (298,207)
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Warrant Put Option:
    Balance, beginning of year.....................  $          --  $           --  $    (104,700) $     (104,700)
    Record value of warrant put option.............             --        (104,700)            --              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of year...........................  $          --  $     (104,700) $    (104,700) $     (104,700)
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------
  Accumulated deficit:
    Balance, beginning of year.....................  $  (2,120,572) $   (3,301,914) $  (5,409,191) $   (6,278,262)
    Net income (loss)..............................        383,791         330,902        263,196      (4,257,395)
    Dividends Paid.................................       (639,143)       (809,579)            --              --
    Issuance of Series B Senior Preferred Stock for
      payment of stock dividend....................       (672,840)     (1,176,820)            --              --
    Issuance of Series B Junior Preferred Stock for
      payment of stock dividend....................       (253,150)       (442,768)            --              --
    Unamortized discount on subordinated debt, net
      of income tax................................             --         586,288             --              --
    Cancel H Warrants..............................             --        (700,000)            --              --
    Record value of warrant put option.............             --         104,700             --              --
    Issue treasury shares..........................             --              --        (12,437)        (11,308)
    Exercise G Warrants............................             --              --     (1,211,830)             --
    Discount on subordinated debt, net of tax
      reversal.....................................             --              --         92,000              --
                                                     -------------  --------------  -------------  --------------
    Balance, end of period.........................  $  (3,301,914) $   (5,409,191) $  (6,278,262) $  (10,546,965)
                                                     -------------  --------------  -------------  --------------
                                                     -------------  --------------  -------------  --------------

          See accompanying notes to consolidated financial statements.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                   SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,           ------------------------
                                                     ----------------------------------------    JULY 3,      JULY 2,
                                                         1992          1993          1994         1994         1995
                                                     ------------  ------------  ------------  -----------  -----------
                                                                                               (UNAUDITED)  (UNAUDITED)
Gross operating revenue:
  Admissions.......................................  $ 19,351,912  $ 20,820,183  $ 20,339,357  $ 5,851,250  $ 6,194,935
  Food, merchandise, and other.....................    27,500,479    30,432,656    30,095,314    9,407,089    8,958,332
                                                     ------------  ------------  ------------  -----------  -----------
                                                       46,852,391    51,252,839    50,434,671   15,258,339   15,153,267
Operating expenses:
  Operating labor..................................    11,671,322    12,379,822    12,366,501    5,156,886    5,233,118
  Payroll taxes and benefits.......................     1,826,112     1,892,503     1,922,107      826,483      809,300
  Supplies and services............................     1,608,152     1,756,904     1,998,955      943,200      994,110
  Utilities........................................     1,503,466     1,586,050     1,635,735      619,131      609,982
  Maintenance and repairs..........................     2,364,407     2,290,017     2,792,803    2,025,944    1,659,278
  Licenses, taxes and rent.........................     1,478,803     1,600,755     1,781,712      704,078      851,011
  Professional services............................       207,393       186,827       132,897       95,183      105,070
  Miscellaneous....................................       507,307       510,787       577,081      328,994      275,346
                                                     ------------  ------------  ------------  -----------  -----------
Total operating expenses...........................    21,166,962    22,203,665    23,207,791   10,699,899   10,537,215
Selling general, and administrative................     8,663,536     8,217,796     8,432,771    3,339,518    3,459,003
Cost of sales......................................     5,739,824     6,554,625     6,634,686    2,053,130    2,083,004
Depreciation.......................................     6,182,228     5,631,903     5,956,481    2,978,240    3,316,000
                                                     ------------  ------------  ------------  -----------  -----------
Operating Profit...................................     5,099,841     8,644,850     6,202,942   (3,812,448)  (4,241,955)

Other expenses:
  Interest expense, net............................     2,770,635     2,736,777     4,518,212    2,262,603    2,495,153
  Amortization.....................................       230,388        45,814       272,784      134,440      245,974
  Litigation costs.................................        48,129        38,003       261,444           --           --
  Other............................................        54,898       239,663        36,079      166,248       (3,742)
                                                     ------------  ------------  ------------  -----------  -----------
Total other expenses...............................     3,104,050     3,060,257     5,088,519    2,563,291    2,737,385
                                                     ------------  ------------  ------------  -----------  -----------
Income (loss) before income taxes and cumulative
  effect of change in accounting method............     1,995,791     5,584,593     1,114,423   (6,375,739)  (6,979,340)

Provision for income tax expense (benefit)
  Current:
    Federal........................................       700,000       760,000       785,000           --           --
    State..........................................       236,000       389,691       125,227           --           --
  Deferred.........................................            --       895,000       (59,000)  (2,486,538)  (2,721,945)
  Charge in lieu of income taxes...................       676,000            --            --           --           --
                                                     ------------  ------------  ------------  -----------  -----------
                                                        1,612,000     2,044,691       851,227   (2,486,538)  (2,721,945)
                                                     ------------  ------------  ------------  -----------  -----------
Income (loss) before cumulative effect of change in
  accounting method................................       383,791     3,539,902       263,196   (3,889,201)  (4,257,395)
Cumulative effect as of January 1, 1993 of change
  in accounting method.............................            --     3,209,000            --           --           --
                                                     ------------  ------------  ------------  -----------  -----------
Net income (loss)..................................  $    383,791  $    330,902  $    263,196  $(3,889,201) $(4,257,395)
  Preferred stock dividend requirements............       724,359       426,094            --           --           --
                                                     ------------  ------------  ------------  -----------  -----------
  Net income (loss) applicable to common
    shareholders...................................  $   (340,568) $    (95,192) $    263,196  $(3,889,201) $(4,257,395)
                                                     ------------  ------------  ------------  -----------  -----------
                                                     ------------  ------------  ------------  -----------  -----------
  Income (loss) per share:
  Income (loss) before cumulative effect of
    accounting change (net of preferred stock
    dividend requirements).........................  $    (201.52) $   1,842.49  $     102.93  $ (1,416.83) $ (1,498.03)
  Cumulative effect of accounting change...........            --     (1,898.82)           --           --           --
                                                     ------------  ------------  ------------  -----------  -----------
    Net income (loss) applicable to common
      shareholders.................................  $    (201.52) $     (56.33) $     102.93  $ (1,416.83) $ (1,498.03)
                                                     ------------  ------------  ------------  -----------  -----------
                                                     ------------  ------------  ------------  -----------  -----------
  Weighted average number of shares outstanding....         1,690         1,690         2,557        2,745        2,842
                                                     ------------  ------------  ------------  -----------  -----------
                                                     ------------  ------------  ------------  -----------  -----------

                            See accompanying notes.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,           --------------------------
                                                   ----------------------------------------    JULY 3,       JULY 2,
                                                       1992          1993          1994          1994          1995
                                                   ------------  ------------  ------------  ------------  ------------
                                                                                             (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)................................  $    383,791  $    330,902  $    263,196  $ (3,889,201) $ (4,257,395)
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization..................     6,412,616     5,707,300     6,464,501     3,112,680     3,561,974
  Provision for deferred income taxes............            --       895,000      (151,000)   (2,486,538)   (2,721,945)
  Change in lieu of income taxes.................       676,000            --            --            --            --
  Cumulative effect adjustment...................        47,957     3,209,000            --            --            --
  Provision for deferred compensation............            --        44,499        12,415            --            --
  Other long-term liabilities....................           680            --       914,638        10,310         4,225
(Gain) Loss on sale of property and equipment....      (151,517)          886        (2,500)           --            --
  Deferred charges...............................                    (673,026)      (10,000)           --        (3,265)
  Changes in operating assets and liabilities:
    Trade and other receivables..................       (40,106)      (26,227)       60,328    (1,913,459)   (2,403,066)
    Refundable income taxes......................            --      (240,000)      240,000            --            --
    Prizes and other supplies....................        71,399      (677,743)      156,297    (1,175,009)   (1,128,867)
    Other current assets.........................       181,136      (321,621)      166,986       242,511         6,900
    Accounts payable.............................      (199,318)      672,033      (339,547)    2,350,266     2,827,579
    Accrued taxes, other than income taxes.......      (104,778)      (62,436)       31,464       394,928       280,540
    Accrued payroll and related expenses.........        69,755       (73,577)     (222,791)      426,136       617,160
    Income taxes payable.........................      (374,950)      208,198      (299,706)     (348,407)      (48,701)
    Accrued interest.............................       (10,651)      205,957     1,148,306       728,912       281,469
    Other accrued liabilities....................       (12,352)      (19,425)      351,132       756,235     1,787,539
                                                   ------------  ------------  ------------  ------------  ------------
Net cash provided by (used in) operating
  activities.....................................     6,949,662     9,179,720     8,783,719    (1,790,636)   (1,195,853)
INVESTING ACTIVITIES
Purchases of property and equipment..............    (2,970,877)   (4,394,647)   (4,211,090)   (2,926,675)     (954,706)
Shareholders settlement..........................            --            --    (2,150,000)           --            --
Purchase of stock warrants.......................            --      (700,000)           --            --            --
Proceeds from sale of property and equipment.....            --            --         2,500         2,500            --
(Purchase) sale of common stock..................            --            --       (77,266)       29,213        20,000
Discount on subordinated debt....................            --            --        92,000            --            --
                                                   ------------  ------------  ------------  ------------  ------------
Net cash used in investing activities............    (2,970,877)   (5,094,647)   (6,343,856)   (2,894,962)     (934,706)
FINANCING ACTIVITIES
Proceeds from long-term borrowings...............            --    20,521,789            --       117,618      115, 152
Principal payments on long-term borrowings.......    (5,177,780)  (23,324,751)   (3,821,428)     (721,428)     (624,599)
Net proceeds from borrowings under a revolving
  line-of-credit.................................     1,684,383      (636,384)    1,367,159     5,332,625     2,575,628
Dividends........................................      (639,143)     (809,579)           --            --            --
                                                   ------------  ------------  ------------  ------------  ------------
Net cash (used in) provided by financing
  activities.....................................    (4,132,540)   (4,248,925)   (2,454,269)    4,728,815     2,066,181
                                                   ------------  ------------  ------------  ------------  ------------
Net decrease in cash.............................      (153,755)     (163,852)      (14,406)
Cash at beginning of year........................       503,407       349,652       185,800       185,800       171,394
                                                   ------------  ------------  ------------  ------------  ------------
Cash at end of year..............................  $    349,652  $    185,800  $    171,394  $    229,017  $    107,016
                                                   ------------  ------------  ------------  ------------  ------------
                                                   ------------  ------------  ------------  ------------  ------------

                            See accompanying notes.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1994 AND JULY 2, 1995
          (INFORMATION AS OF JULY 2, 1995 OR FOR THE SIX MONTHS ENDED
                  JULY 3, 1994 AND JULY 2, 1995 IS UNAUDITED)

(1) ACCOUNTING POLICIES

  BASIS OF PRESENTATION

    In the opinion of management, the accompanying unaudited consolidated financial statements as of July 2, 1995, and for the six months ended July 3, 1994 and July 2, 1995, reflect all adjustments (all of which were normal and recurring) which, in the opinion of management, are necessary for fair statement of the financial position and results of operations for the interim periods presented.

  CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated upon consolidation.

  NATURE OF OPERATIONS

    The Company owns and operates Geauga Lake, Darien Lake and Wyandot Lake amusement parks in Aurora, Ohio; Darien Center, New York and Columbus, Ohio, respectively. The Company also owns and operates a Famous Recipe and Mr. Hero restaurant.

  PRIZES AND OTHER SUPPLIES

    Prizes and other supplies are valued at cost which approximates market.

  DEFERRED CHARGES

    Deferred charges include primarily costs associated with obtaining long-term debt and are amortized on the straight-line method over the term of the related debt.

  PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets. Accelerated methods are used for income tax purposes where permitted. Maintenance and repairs are charged to operating expenses as incurred. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. The cost of assets retired or sold and the related accumulated depreciation are removed from the accounts and any profit or loss on disposition is credited or charged to earnings.

  INCOME TAXES

    Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under SFAS No. 109, the liability method is used in accounting for income taxes and accordingly deferred tax assets and liabilities are determined based on differences between the financial reporting basis and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of SFAS No. 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(1) ACCOUNTING POLICIES (CONTINUED)
    As permitted by SFAS No. 109, the Company has elected not to restate the financial statements of any prior years. The effect of the change has been presented in the income statement in 1993 as a cumulative effect adjustment.

  PER COMMON SHARE AMOUNTS

    Per common share amounts are computed after preferred stock dividend requirements on the basis on the weighted average number of shares of Common Stock outstanding.

  STATEMENT OF CASH FLOWS

    For purposes of the statement of cash flows, temporary cash investments are considered cash equivalents.

  RECLASSIFICATION

    Certain amounts for 1993 and 1992 have been reclassified to conform to the 1994 presentation.

(2) FINANCING ARRANGEMENTS

    The Company entered into a financing agreement on November 12, 1993, amended October 5, 1994, which provided borrowings of up to $38,103,733. This financing agreement provided three term loans totaling $24,603,733 and a revolving credit facility of up to $13,500,000. The financing agreement also contains provisions which require the maintenance of certain financial ratios and limit additional indebtedness, dividends and capital expenditures. The financing agreement terminates on December 31, 1995. The Company believes that it has the ability to and will refinance its current debt obligation prior to the expiration of the term loan agreement on December 31, 1995.

    The Company also entered into a subordinated debt agreement on November 12, 1993 which provided additional borrowings of $11,204,600.

    Long-term debt consists of the following:

                                                                              DECEMBER 31,
                                                                      ----------------------------     JULY 2,
                                                                          1993           1994           1995
                                                                      -------------  -------------  -------------
Term loan from a finance company, payable in installments through
  November 1, 1995, with a balloon payment due on December 31, 1995, plus interest payable monthly at a variable rate (10.125% and
  7.625% at December 31, 1994 and 1993, respectively)...............  $  24,603,732  $  20,782,304  $  20,157,705
Subordinated debt, due December 31, 1997 with interest at 13.5%.....     11,204,600     11,204,600     11,204,600
Unamortized discount on subordinated debt...........................       (911,705)      (676,469)      (561,317)
                                                                      -------------  -------------  -------------
                                                                         34,896,627     31,310,435     30,800,988
Less current portion................................................      3,100,000     20,782,304     20,157,705
                                                                      -------------  -------------  -------------
                                                                      $  31,796,627  $  10,528,131  $  10,643,283
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(2) FINANCING ARRANGEMENTS (CONTINUED)
    The scheduled installments of the term loan are coordinated so that four payments totaling $775,000 are due monthly from August through November each year during the term of the financing agreement. In addition, proceeds from the sale of significant assets or from the exercise of stock purchase warrants must be applied to the unpaid term loan balances. The Company may have to pay an additional installment on the term loan each year during April. This installment is based on a formula in the financing agreement. At December 31, 1995, all unpaid term loan balances are due.

    The subordinated debt includes interest at 7.5% payable semi-annually, plus interest of 6% which is added to the outstanding principal balance. In 1993, stock purchase warrants were issued to the subordinated debt holder in conjunction with the subordinated financing. A portion of the subordinated loan proceeds has been allocated to these warrants based on a formula which considers the fair market values of the warrants and the loan proceeds. The portion of the loan proceeds allocated to the warrants represents an additional interest cost of the subordinated financing and totaled $911,705, $676,469, and $561,317 at December 31, 1993, 1994, and July 2, 1995, respectively. This cost will be recognized during the term of the note based on the interest method of amortization. Amortization totaling $29,583, $235,236 and $115,152 is included with 1993, 1994, and the six months ended July 2, 1995 interest expense, respectively.

    Maturities of long-term debt are $20,782,304 in 1995 and $11,204,600 in 1997. The Company may prepay all or portions of long-term debt without penalty.

    The revolving credit note is due December 31, 1995. Interest is payable monthly at the prime rate plus 1.625 percent (10.125% and 7.625% at December 31, 1994 and 1993 respectively). At December 31, 1994 and July 2, 1995, borrowings of $7,999,649 and $5,424,021, respectively, were available under the revolving credit note.

    The revolving line-of-credit and term loans are secured by substantially all of the Company's assets. The common stock of the Company's subsidiaries has also been pledged under the term loan.

    The Company paid $2,662,000, $2,455,668, $3,136,114 and $2,214,584 in interest costs during the years ended December 31, 1992, 1993 and 1994 and the six months ended July 2, 1995, respectively.

(3) LEASE COMMITMENTS

    The Company has an agreement with the Columbus Zoological Park Association
(Zoo) to lease and operate Wyandot Lake amusement park located near Columbus, Ohio. There are five years remaining on this lease which has two renewable option periods of four years each. The agreement calls for minimum annual rent payments of $100,000 plus a percentage of gross receipts in excess of $2,000,000. Rent expense relating to this agreement totaled $216,000, $287,000, $282,000 and $71,000 in 1992, 1993 and 1994 and the six months ended July 2, 1995, respectively. Additionally, the Company must incur minimum annual expenditures of $50,000 to maintain or improve the appearance of the Park.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


(3) LEASE COMMITMENTS (CONTINUED)


    Future minimum annual lease payments under noncancelable operating leases with initial or remaining terms of one year or more as of December 31, 1994, 1993 and 1992 are as follows:

                                                                                    OPERATING
                                                                                      LEASES
                                                                                    ----------
1995..............................................................................  $  322,000
1996..............................................................................     286,000
1997..............................................................................     240,000
1998..............................................................................     144,000
1999..............................................................................          --
                                                                                    ----------
Total minimum lease payments......................................................  $  992,000
                                                                                    ----------
                                                                                    ----------

    Total rent expense was approximately $462,000, $466,000 and $518,000 in 1992, 1993, and 1994 respectively. Total rent expense was approximately $216,000 and $221,000 during the six months ended July 3, 1994 and July 2, 1995, respectively.

(4) INCOME TAXES

    The effective income tax rate varied from the statutory federal income tax rate as follows:

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                             -------------------------------
                                                                                               1994       1993       1992
                                                                                             ---------  ---------  ---------
Statutory federal income tax rate..........................................................       35.0%      35.0%      34.0%
State and local income taxes, net of federal income tax benefit............................       10.0        5.0        5.0
Depreciation on differences between purchase price and
  tax basis of assets......................................................................       36.1       10.3       39.1
Other, net.................................................................................      (4.7)     (13.7)        2.7
                                                                                                   ---  ---------        ---
Effective income tax rate..................................................................       76.4%      36.6%      80.8%
                                                                                                   ---  ---------        ---
                                                                                                   ---  ---------        ---

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(4) INCOME TAXES (CONTINUED)
    Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                            DECEMBER 31,
                                                                   ------------------------------     JULY 2,
                                                                        1993            1994            1995
                                                                   --------------  --------------  --------------
Deferred tax liabilities:
  Accelerated depreciation.......................................  $  (10,368,000) $   (9,860,000) $   (9,460,000)
  Inventory purchases............................................        (349,000)       (292,000)       (292,000)
  Subordinated debt discount.....................................        (355,000)       (263,000)       (263,000)
  Other..........................................................        (309,000)       (171,000)       (171,000)
                                                                   --------------  --------------  --------------
                                                                      (11,381,000)    (10,586,000)    (10,186,000)
Deferred tax assets:
  Net operating loss carryforwards...............................       2,160,000       1,319,000       3,640,945
  Tax credits....................................................       1,554,000       2,224,000       2,224,000
  Accrued liabilities............................................         570,000         338,000         338,000
  Deferred compensation..........................................         158,000         173,000         173,000
  Litigation accrual.............................................         195,000              --              --
  Deferred revenue...............................................         195,000         195,000         195,000
  Other..........................................................          90,000         163,000         163,000
                                                                   --------------  --------------  --------------
                                                                        4,922,000       4,412,000       6,733,945
Valuation allowance..............................................        (897,000)     (1,031,000)     (1,031,000)
                                                                   --------------  --------------  --------------
Net deferred tax assets..........................................       4,025,000       3,381,000       5,702,945
                                                                   --------------  --------------  --------------
Net deferred taxes...............................................  $   (7,356,000) $   (7,205,000) $   (4,483,055)
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

    Management believes that the timing of the reversal of its deferred tax liabilities, principally relating to accelerated depreciation, will more likely than not be sufficient to recognize fully its deferred tax assets, except for certain New York net operating loss carryforwards. The valuation allowance included with net deferred taxes at December 31, 1994 relates primarily to these assets. The turnaround of the remaining deferred tax assets, primarily net operating loss and tax credit carryforwards, will occur over an extended period of time and as a result will be realized for tax purposes over those future periods and beyond.

    The 1994 current federal provision represents Alternative Minimum Tax (AMT) payable. Regular tax was reduced to a minor amount with a net operating loss carryforward not available for AMT purposes. AMT income was further increased by deprecation adjustments required by the AMT system.

    The income tax provision for 1992 includes a charge in lieu of income taxes of $676,000, representing taxes which would have been provided in the absence of net operating loss carryforwards. The net operating loss carryforwards utilized in 1992 were generated prior to the Company's purchase of Funtime, Inc. and Subsidiaries and therefore, were used to reduce the Company's carrying amount of Funtime, Inc.'s fixed assets.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(4) INCOME TAXES (CONTINUED)
    For federal income tax purposes, the Company has net operating loss and investment tax credit carryforwards that expire as follows:

                                                                 NET OPERATING   INVESTMENT
                                                                     LOSS        TAX CREDIT
                                                                 CARRYFORWARDS  CARRYFORWARDS
                                                                 -------------  -------------
1995...........................................................   $               $  20,000
1996...........................................................                      22,000
1997...........................................................                      25,000
1998...........................................................                      12,000
2002...........................................................     1,905,000
                                                                 -------------  -------------
                                                                  $ 1,905,000     $  79,000
                                                                 -------------  -------------
                                                                 -------------  -------------

    The utilization of the carryforwards expiring prior to 2003 is limited to the future taxable income or income taxes payable of the respective subsidiary which generated the loss or credit. Additionally, alternative minimum tax credits of approximately $2,224,000 are available to offset the Company's regular tax liability in future years.

    The Company made income tax payments of approximately $1,491,000, $1,312,000 and $1,306,000 in 1992, 1993 and 1994, respectively. The Company also received income tax refunds in 1994 of approximately $257,000.

(5) EMPLOYEE BENEFITS

    The Company sponsors a defined contribution pension plan covering all employees meeting specified age and service requirements. The Company's contributions under this plan are 100% of the first 2% of each qualified employee's salary plus an additional matching requirement of 25% of the next 6% of the employee's contribution. Expense recorded under this plan amounted to $95,000, $115,000, $114,000 and $59,000 in 1992, 1993, 1994 and the six months ended July 2, 1995, respectively.

(6) OTHER CURRENT ASSETS AND ACCRUED LIABILITIES

    The components of other current assets are as follows:

                                                                                   DECEMBER 31,
                                                                              ----------------------    JULY 2,
                                                                                 1993        1994        1995
                                                                              ----------  ----------  -----------
Prepaid maintenance and expenses............................................  $  652,243  $  430,459   $ 476,232
Other.......................................................................     104,940     159,738     107,065
                                                                              ----------  ----------  -----------
Total other current assets..................................................  $  757,183  $  590,197   $ 583,297
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------

    The components of other accrued liabilities are as follows:

                                                                                 DECEMBER 31,
                                                                          --------------------------
                                                                              1993          1994      JULY 2, 1995
                                                                          ------------  ------------  ------------
Deferred revenue........................................................  $    642,967  $    705,745  $  2,908,411
Other...................................................................     1,480,165     1,865,457     1,450,330
                                                                          ------------  ------------  ------------
Total other accrued liabilities.........................................  $  2,123,132  $  2,571,202  $  4,358,741
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(7) COMMITMENTS AND CONTINGENCIES

    The estimated cost to complete construction in progress as of July 2, 1995 is $-0-.

    During 1988, a lawsuit was brought against the former Board of Directors of Funtime, Inc. by several minority shareholders challenging the adequacy of the $7 per share price of the 1987 merger of Funtime, Inc. into a subsidiary of the Company. The plaintiffs were demanding damages and compensation from each director of Funtime, Inc. as well as attorney fees, expenses and costs. The Company recorded a reserve totaling $500,000 during 1988 to indemnify the former Board of Directors of Funtime, Inc. for defense costs and for losses that may be incurred in connection with this lawsuit. In 1994, $761,000 of litigation costs were incurred of which $261,000 were charged to operations, the remaining portion was charged against the reserve. Legal costs incurred in 1993 and 1992 totaled $38,000 and $48,000, respectively. In 1994, the Company agreed to pay the minority shareholders $2,150,000 which was accounted for as additional purchase price and reflected as additional property and equipment. The Company paid $750,000 relating to this settlement in 1994. The remainder of the settlement is due in two installments of $700,000 in 1995 and 1996.

(8) REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

    On April 11, 1994 1,213 warrants were exercised to purchase 1,213 shares of common stock for $1 per share. At December 31, 1994, 900 warrants were outstanding which grant the holders the right to purchase 900 shares of the Company's common stock. The 900 warrants outstanding are comprised of two agreements. The first warrant agreement, which expires on November 12, 2003, provides the right to purchase 783 shares of common stock at $894.44 per share, upon the occurrence of certain events as stated in the warrant agreement. Such events principally include the Company's default under the financing agreement dated November 12, 1993, amended October 5, 1994, or action which dilutes the aggregate ownership of the Company's outstanding common stock held by the current principal stockholders to less than 50%.

    The second warrant agreement, which expires on December 31, 1997, provides the right to purchase 117 shares of common stock at $1 per share, upon the occurrence of certain events as stated in the warrant agreement. Such events principally include the Company's default under the financing agreement dated November 12, 1993, amended October 5, 1994, or action which dilutes the aggregate ownership of the Company's outstanding common stock held by the current principal stockholders to less than 50%. Effective January 1, 1994, the warrantholder under this agreement has the right to require the Company to purchase the warrants (put option) at an amount determined by a nationally recognized investment banking firm. The estimated value of this put option is included as a component of stockholders' equity at December 31, 1993 and 1994 and July 2, 1995.

    At December 31, 1992, redeemable preferred stock included Series A and Series B senior and junior shares at $.01 par value. These shares were recorded at a liquidation value of $1,000 per share. All authorized Series A shares were issued and outstanding. Authorized Series B preferred stock included 7,000 senior and 2,500 junior shares. Issued and outstanding Series B preferred stock included 3,027.78 senior and 1,139.175 junior shares.

    On November 12, 1993, the Company redeemed all junior preferred stock (2,500 shares Series A; and 1,139 shares Series B) held by the lender in exchange for long-term debt and redeemed all senior preferred stock (7,000 shares Series A; and 3,027 Series B) in exchange for subordinated debt.

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(8) REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED)
    A provision of the 1993 financing agreement required the Company to redeem 783 then outstanding warrants, for $700,000.

    The transferability of the Company's common stock is restricted in accordance with the terms of a stockholder agreement. Under this agreement, the death or termination of employment of a stockholder obligates the stockholder or their legal representative to offer to sell the shares owned to the Company at a price established by the agreement.

(9) RELATED PARTY TRANSACTIONS

    In January 1993, the Company entered into a three year agreement with an advertising agency (the "Agency") for whom a director and stockholder of the Company is also a director. The agreement appoints the Agency as the Company's principal advertising agency which entitles it to receive compensation for the reimbursement of costs incurred plus commissions. Agency commissions amounted to approximately $633,000, $522,000, $518,000 and $150,000 in 1992, 1993, 1994 and
the six months ended July 2, 1995, respectively. Other costs paid to the Agency in 1995, 1994, 1993 and 1992, represented reimbursement of expenses paid by the Agency on behalf of the Company. The Agency served as the Company's principal advertising agency over the past 20 years and it is management's opinion that this agreement was negotiated at arms-length.

    The subordinated debtholder's president serves on the Company's Board of Directors.

(10) STOCK OPTIONS

    Effective April 26, 1988, the Company granted certain key executives options to purchase 80 shares of the Company's common stock for $1,000 per share. The options expire on various dates from May 31, 1994 to November 30, 1996 and are contingent upon continued employment with the Company. During 1994, 32 of these options were exercised and three expired unexercised. During the second quarter of 1995 20 of these options were exercised. At December 31, 1994 and July 2, 1995, 45 and 25 of these options remain outstanding, respectively.

(11) PERFORMING ARTS CENTER

    Beginning in 1993, the Company participated with an entertainment company in the construction and operation of a performing arts center (the Center) located at Darien Lake Park. On October 31, 1994, the Company purchased for $514,000 the entertainment company's portion of the Center. At December 31, 1994 and July 2, 1995 the Company's investment in property and equipment at the Center approximated $1,500,000 and $1,800,000 respectively. The Company is seeking a third-party to share in the revenues and expenses of the Center.

    As a part of establishing the Center, the Company entered into a separate agreement with a food and beverage vendor. The agreement provides the vendor with the exclusive right to sell food and beverage products to patrons at all Center sponsored events through May 31, 2003 in exchange for a portion of such sales. Under the agreement, the Company received a payment of $500,000 in 1993 and $300,000 in 1995 from the vendor. These payments represent an advance of the Company's future proceeds from the Center which was used during 1993 and 1995 to fund a portion of the construction costs of the Center. The

                      FUNTIME PARKS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(11) PERFORMING ARTS CENTER (CONTINUED)
Company has committed to reimburse the advance at an annual rate of $100,000 for 1993 and 1994 and $75,000 per year thereafter contingent upon the Centers' ability to generate sufficient profit. At December 31, 1994 and July 2, 1995, the commitment totaled $300,000, and $563,000 the current portion of which has been accounted for in other accrued liabilities and the non-current portion has been accounted for in other long-term liabilities. Either party may terminate the contract subsequent to October 1, 1998.

(12) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The Company's unaudited results of operations for 1994 and 1993 are set forth below.

                                                                                                NET INCOME
                                                                                             (LOSS) APPLICABLE   NET INCOME
                                                              GROSS PROFIT     NET INCOME        TO COMMON       (LOSS) PER
                               QUARTER ENDED   TOTAL REVENUE     (LOSS)          (LOSS)         SHAREHOLDER     COMMON SHARE
                              ---------------  -------------  -------------  --------------  -----------------  ------------
1995........................          April 2  $     107,707  $  (4,556,368) $   (4,222,504)  $    (4,222,504)  $  (1,493.11)
                                       July 2     15,045,560      3,773,416         (34,891)          (34,891)        (12.28)
                              ---------------  -------------  -------------  --------------  -----------------  ------------
1994........................          April 3        136,106     (4,477,124)     (3,888,563)       (3,888,563)     (2,298.21)
                                       July 3     15,122,233      4,004,194            (638)             (638)          (.23)
                                    October 2     34,557,975     18,417,293       7,854,358         7,854,358       2,677.93
                                  December 31        618,357     (3,308,650)     (3,701,961)       (3,701,961)     (1,302.13)
                              ---------------  -------------  -------------  --------------  -----------------  ------------
1993........................          April 4        180,406     (3,843,931)     (6,357,320)*       (6,357,320)*    (3,761.73)
                                       July 4     15,077,987      4,507,503         622,443           196,349         116.18
                                    October 3     35,246,519     19,844,334       9,415,271         9,415,271       5,571.17
                                  December 31        747,927     (3,645,260)     (3,349,492)       (3,349,492)     (1,981.95)
                              ---------------  -------------  -------------  --------------  -----------------  ------------

Gross profit (loss) is revenue less operating expenses, cost of sales and depreciation.

*Includes a $3,509,000 charge for the cumulative effect of a change in accounting method as described in Note 1.

(13) SUBSEQUENT EVENT

    Pursuant to a merger agreement, the Company was acquired by Premier Parks Inc. for approximately $60 million, subject to certain post-closing adjustments related to the 1995 operations of the Company's acquired theme parks.

    On August 15, 1995 pursuant to the merger with Premier Parks Inc., all outstanding warrants and options referred to in Notes 8 and 10, were exercised. If the common shares issued on August 10, 1995, with respect to these warrants and options had been outstanding for all periods presented, the number of weighted average shares outstanding and income (loss) per share would have been as follows:

                                                                                              SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,      ------------------------
                                                         -------------------------------    JULY 3,      JULY 2,
                                                           1992       1993       1994        1994         1995
                                                         ---------  ---------  ---------  -----------  -----------
                                                                                          (UNAUDITED)  (UNAUDITED)
Weighted average number of shares outstanding..........      3,848      3,848      3,502        3,690        3,767
Income (loss) per common share.........................  $  (88.51) $  (24.74) $   75.16  $ (1,053.98) $ (1,130.18)

                         REPORT OF INDEPENDENT AUDITORS

Partners
Elitch Gardens Company
Denver, Colorado

    We have audited the accompanying balance sheets of Elitch Gardens Company as of December 31, 1995 and 1994, and the related statements of operations, partners' capital, and cash flows for the year ended December 31, 1995 and for the period from May 31, 1994 (date of inception) through December 31, 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elitch Gardens Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the year ended December 31, 1995 and for the period from May 31, 1994 (date of inception) through December 31, 1994, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that Elitch Gardens Company will continue as a going concern. As more fully described in Note 1, the Company is in default on a material portion of its debt and incurred a significant operating loss in 1995, the first year of operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                          Ernst & Young LLP

Denver, Colorado
February 16, 1996

                             ELITCH GARDENS COMPANY

                                 BALANCE SHEETS

                                                                              DECEMBER 31
                                                                      ----------------------------  SEPTEMBER 30,
                                                                          1994           1995           1996
                                                                      -------------  -------------  -------------
                                                                                                     (UNAUDITED)
                                                                                                    -------------
                                                     ASSETS
Current assets:
    Cash (Note 1)...................................................  $     592,654  $   3,420,785   $ 2,969,350
    Subscriptions receivable........................................        375,000       --             --
    Accounts receivable.............................................         12,500        107,247       969,141
    Inventory (Notes 1 and 2).......................................       --              771,459       860,025
    Prepaid expenses................................................        323,816        235,932       127,805
                                                                      -------------  -------------  -------------
      Total current assets..........................................      1,303,970      4,535,423     4,926,321
Property, plant and equipment, at cost (Notes 1 and 2):
    Land............................................................      5,955,988     11,560,403    11,560,403
    Rides...........................................................       --           25,134,006    25,989,043
    Buildings.......................................................       --           17,928,837    17,942,657
    Equipment.......................................................       --            2,452,546     2,495,859
    Furniture and fixtures..........................................       --            1,309,410     1,711,946
    Vehicles........................................................       --              445,219       445,219
    Computers.......................................................       --              238,962       273,709
    Construction in progress........................................     28,819,410       --             --
                                                                      -------------  -------------  -------------
    Property, plant and equipment, at cost..........................     34,775,398     59,069,383    60,418,836
    Less accumulated depreciation...................................       --          (1,158,489)    (2,690,986)
                                                                      -------------  -------------  -------------
Property, plant and equipment, net..................................     34,775,398     57,910,894    57,727,850
Cash reserves (Note 1)..............................................       --            2,158,998       --
Other assets (Notes 1 and 2):
    Capitalized loan costs..........................................      4,160,123      5,695,113     5,695,113
    Organization costs..............................................      2,346,356      2,613,545     2,613,545
    Goodwill and other intangibles..................................      2,224,489      2,470,056     2,470,056
                                                                      -------------  -------------  -------------
                                                                          8,730,968     10,778,714    10,778,714
    Less accumulated amortization...................................       --            (391,216)    (1,149,583)
    Less asset impairment reserve (Notes 1 and 2)...................       --             --          (8,000,000)
                                                                      -------------  -------------  -------------
Total other assets..................................................      8,730,968     10,387,498     1,629,131
                                                                      -------------  -------------  -------------
Total assets........................................................  $  44,810,336  $  74,992,813   $64,283,302
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
                                        LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
    Accounts payable................................................  $    --        $     252,780   $ 1,105,972
    Accrued interest................................................       --            1,391,078     2,454,100
    Other accrued liabilities.......................................       --            1,647,629     2,147,272
    Deferred income (Note 1)........................................        157,355        823,186       244,979
    Payable to general partner (Note 7).............................        405,000        148,129       485,159
    Current portion of capital lease obligations (Note 7)...........       --             --             407,000
    Current portion of long-term debt, including debt in default
      (Note 4)......................................................       --           37,300,000    36,587,000
                                                                      -------------  -------------  -------------
      Total current liabilities.....................................        562,355     41,562,802    43,431,482
Liabilities incurred in connection with construction of park facilities expected to be refinanced:
    Construction loan payable (Note 5)..............................      6,878,984       --             --
    Construction loan payable to related party (Note 4).............      5,000,000       --             --
    Construction accounts payable (Note 5)..........................      4,857,532       --             --
                                                                      -------------  -------------  -------------
                                                                         16,736,516       --             --
Capital lease obligation, net of current portion (Note 7)...........       --             --              65,344
Long-term debt, net of current portion (Note 4).....................      5,276,600      6,700,000     6,400,000
Partners' capital...................................................     22,234,865     26,730,011    14,386,476
                                                                      -------------  -------------  -------------
      Total liabilities and partners' capital.......................  $  44,810,336  $  74,992,813   $64,283,302
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                            See accompanying notes.

                             ELITCH GARDENS COMPANY

                            STATEMENTS OF OPERATIONS

                                                                                         NINE MONTHS ENDED
                                                      PERIOD ENDED   YEAR ENDED            SEPTEMBER 30,
                                                      DECEMBER 31,  DECEMBER 31,   -----------------------------
                                                          1994          1995           1995            1996
                                                      ------------  -------------  -------------  --------------
                                                                                            (UNAUDITED)
Theme park admissions...............................   $   --       $  12,824,158  $  12,762,275  $   10,631,177
Theme park food, merchandise and other revenue......       --           7,014,550      6,879,941       8,875,175
                                                      ------------  -------------  -------------  --------------
Total revenue.......................................       --          19,838,708     19,642,216      19,506,352
Cost of goods sold..................................       --           2,683,571      2,454,583       3,287,419
                                                      ------------  -------------  -------------  --------------
Gross profit........................................       --          17,155,137     17,187,633      16,218,933
Other operating expenses:
  Salaries, payroll taxes and related benefits......       --           7,123,028      6,195,501       6,899,070
  Advertising, promotions and pre-opening marketing
    costs...........................................       --           3,243,940      3,130,378       1,846,167
  Consulting and other professional services........       --           1,261,660      1,000,741         740,035
  State, local and other taxes......................       --           1,126,409        876,900       1,119,315
  Repairs and maintenance...........................       --           1,073,273        709,411         849,727
  Supplies and printing.............................       --             838,732        824,356         431,965
  Insurance.........................................       --             959,995        750,364         950,175
  Equipment rental, utilities, and telephone........       --             916,336        682,192         701,477
  Depreciation and amortization.....................       --           1,549,705        879,809       2,291,017
  Ogden operating expenses..........................       --            --             --               262,121
  Outside entertainment services....................       --             581,403        581,403         634,676
  Other operating expenses..........................       --             537,419        534,911         359,984
  General and administrative expenses allocated from
    general partner.................................      300,000        --             --              --
                                                      ------------  -------------  -------------  --------------
Total other operating expenses......................      300,000      19,211,900     16,165,966      17,085,729
                                                      ------------  -------------  -------------  --------------
Income (loss) before other revenue (expenses).......     (300,000)     (2,056,763)     1,021,667        (866,796)
Other revenue (expenses):
  Interest expense and loan fees....................       --          (2,209,343)    (1,566,350)     (3,288,152)
  Management fee....................................       --            (171,551)      (167,852)       (284,453)
  Interest income...................................       34,865         167,783         65,780          95,866
  Miscellaneous income..............................       --              15,020         14,529        --
  Asset impairment (Note 1).........................       --            --             --            (8,000,000)
                                                      ------------  -------------  -------------  --------------
Other revenue (expenses), net.......................       34,865      (2,198,091)    (1,653,893)    (11,476,739)
                                                      ------------  -------------  -------------  --------------
Net loss............................................   $ (265,135)  $  (4,254,854) $    (632,226) $  (12,343,535)
                                                      ------------  -------------  -------------  --------------
                                                      ------------  -------------  -------------  --------------

                            See accompanying notes.

                             ELITCH GARDENS COMPANY

                        STATEMENTS OF PARTNERS' CAPITAL

                                                                        GENERAL        LIMITED
                                                                        PARTNER       PARTNERS         TOTAL
                                                                     -------------  -------------  --------------
Cash contributions.................................................  $   1,508,200  $   8,125,000  $    9,633,200
Other contributions................................................      7,491,800      5,375,000      12,866,800
Transfer of units..................................................     (1,000,000)     1,000,000        --
Net loss...........................................................        (94,270)      (170,865)       (265,135)
                                                                     -------------  -------------  --------------
Balance at December 31, 1994.......................................      7,905,730     14,329,135      22,234,865
Cash contributions.................................................       --            8,750,000       8,750,000
Net loss...........................................................     (1,085,618)    (3,169,236)     (4,254,854)
                                                                     -------------  -------------  --------------
Balance at December 31, 1995.......................................      6,820,112     19,909,899      26,730,011
Net loss (unaudited)...............................................     (3,159,945)    (9,183,590)    (12,343,535)
                                                                     -------------  -------------  --------------
Balance at September 30, 1996 (unaudited)..........................  $   3,660,167  $  10,726,309  $   14,386,476
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------

                            See accompanying notes.

                             ELITCH GARDENS COMPANY

                            STATEMENTS OF CASH FLOWS

                                                                                         NINE MONTHS ENDED
                                                    PERIOD ENDED     YEAR ENDED            SEPTEMBER 30,
                                                    DECEMBER 31,    DECEMBER 31,   ------------------------------
                                                        1994            1995            1995            1996
                                                   --------------  --------------  --------------  --------------
                                                                                            (UNAUDITED)
Operating Activities:
  Net loss.......................................  $     (265,135) $   (4,254,854) $     (632,226) $  (12,343,535)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depreciation and amortization................        --             1,549,705         879,809       2,291,017
    Asset impairment.............................        --              --              --             8,000,000
    Changes in operating assets and liabilities:
      Accounts receivable........................         (12,500)        (94,747)     (1,768,441)       (861,894)
      Inventory..................................        --              (771,459)       (998,060)        (88,566)
      Prepaid expenses...........................        (323,816)         87,884          20,200         108,127
      Accounts payable...........................        --               252,780       2,110,283         853,192
      Accrued interest...........................        --             1,391,078         933,910       1,063,022
      Other accrued liabilities..................        --             1,647,629         845,215         499,643
      Deferred income............................         157,355         665,831          47,609        (578,207)
      Payable to general partner.................         405,000        (256,871)       (244,042)        337,030
                                                   --------------  --------------  --------------  --------------
Net cash provided by (used in) operating
  activities.....................................         (39,096)        216,976       1,194,257        (720,171)
Investing Activities:
  Purchases of property, plant and equipment.....     (36,854,286)    (26,044,469)    (23,760,102)       (589,606)
  Organization costs and other intangibles.......        (291,213)       (512,756)       (512,756)       --
                                                   --------------  --------------  --------------  --------------
Net cash used in investing activities............     (37,145,499)    (26,557,225)    (24,272,858)       (589,606)
Financing Activities:
  Capital contributions, including subscription
    payments.....................................       9,633,200       9,125,000       8,825,000        --
  Proceeds from grant............................       6,856,313       1,750,484        --              --
  Proceeds from construction and bank loans......       6,878,984      15,563,484      15,563,484        --
  Proceeds from related party construction and
    bank loans...................................       5,000,000       5,000,000       5,000,000        --
  Proceeds from long-term debt...................       5,276,600       1,423,400       1,423,400        --
  Principal payments on long-term debt...........        --              --              --            (1,013,000)
  Principal payments under capital lease
    obligations..................................        --              --              --              (287,656)
  Capitalized loan costs.........................        (725,380)     (1,534,990)     (1,534,990)       --
  Cash reserves..................................        --            (2,158,998)     (2,030,396)      2,158,998
  Construction accounts payable..................       4,857,532        --              --              --
                                                   --------------  --------------  --------------  --------------
Net cash provided by financing activities........      37,777,249      29,168,380      27,246,498         858,342
                                                   --------------  --------------  --------------  --------------
Net change in cash...............................         592,654       2,828,131       4,167,897        (451,435)
Cash at beginning of period......................        --               592,654         592,654       3,420,785
                                                   --------------  --------------  --------------  --------------
Cash at end of period............................  $      592,654  $    3,420,785  $    4,760,551  $    2,969,350
                                                   --------------  --------------  --------------  --------------
                                                   --------------  --------------  --------------  --------------

                             ELITCH GARDENS COMPANY

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES:

    On May 31, 1994, Chilcott Entertainment Corp., the general partner, contributed the following noncash items, at their fair value, to the Partnership (see Note 1):

Land............................................................  $ 290,665
Costs included in construction in progress:
    Rides.......................................................  3,500,000
    Furniture and fixtures......................................    250,000
    Other.......................................................    236,760
Organization costs..............................................  2,118,643
Goodwill........................................................  1,000,000
Capitalized loan costs..........................................     95,732
                                                                  ---------
                                                                  $7,491,800
                                                                  ---------
                                                                  ---------

    On May 31, 1994, Hensel Phelps Construction Co., a limited partner ("Hensel Phelps"), received partnership units with a fair value of $5,000,000 in exchange for the commitment to issue an approximate $3,000,000 irrevocable letter of credit in connection with permanent financing, an approximate $590,000 line of credit available to the Partnership, and a $1,160,989 letter of credit to the grant provider (see Note 2). Hensel Phelps received capital credit equal to the letters of credit and $339,011 capital credit for the line of credit. The letters and line of credit contributions have been recorded as capitalized loan costs in the amount of $3,339,011 and goodwill and other intangibles in the amount of $1,160,989. Hensel Phelps also contributed construction costs of $500,000 incurred on behalf of the Partnership. (See Note 1.)

    As of December 31, 1994, $375,000 of subscriptions receivable for the purchase of partnership units remained outstanding. During 1995, the subscriptions were paid and are included in capital contributions.

    The construction accounts payable balance at December 31, 1994, of $4,857,532 was paid through advances on the construction loan in 1995.

    The Partnership entered into a capital lease obligation of $740,000 during the nine months ended September 30, 1996.

                            See accompanying notes.

                             ELITCH GARDENS COMPANY

                         NOTES TO FINANCIAL STATEMENTS

               DECEMBER 31, 1994 AND 1995 AND SEPTEMBER 30, 1996
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

    In May 1994, New Elitch Gardens, Ltd. (the "Partnership") was formed for the purpose of constructing and operating a new amusement park in Denver, Colorado. During 1995, the Partnership was renamed Elitch Gardens Company. Operations at the new park began in June 1995. The general partner of the Partnership is Chilcott Entertainment Corp. ("Chilcott"). The Partnership derives all its revenues from operation of an amusement park near downtown Denver. Its principal customer base includes Denver and the Front Range as well as tourists from other parts of Colorado and surrounding states.

    Under the terms of the partnership agreement, Chilcott contributed assets with an estimated fair market value of $7,491,800 and cash of $1,508,200 in exchange for 36 units in the Partnership during 1994. Hensel Phelps, the initial limited partner, contributed assets with an estimated fair market value of $5,000,000 and cash of $3,000,000 for 32 partnership units in 1994. The remaining limited partners contributed cash of $14,250,000 for a total of 57 partnership units (22 in 1994 and 35 in 1995).

    The financial statements of the Partnership are presented as if the Partnership was formed on May 31, 1994, the date the construction loans closed. See Note 4.

BASIS OF PRESENTATION

    The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. Management estimates its available cash together with cash generated during 1996 from improved park operations will be sufficient to meet its cash needs for the next fiscal year assuming Banque Nationale de Paris (the "Bank") does not request payment of debt which is currently in default (see Note 4.) The Partnership is also attempting to renegotiate the loan with the Bank. The financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

ACCOUNTING PERIOD

    The Partnership's month end is the four- or five-week period ending on the Sunday closest to the end of the month.

CASH AND CASH EQUIVALENTS

    The Partnership considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

    The Partnership is required to maintain compensating cash balances of approximately $775,000 related to the construction of a pedestrian bridge and certain other capital expenditures. In addition, the Partnership is required to maintain compensating cash balances of approximately 3% of cumulative gross profits related to certain other capital expenditures as part of the Banque Nationale de Paris debt agreement covenants. The Partnership is in violation of this covenant at September 30, 1996.

                             ELITCH GARDENS COMPANY

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES --(CONTINUED)
INVENTORY

    Inventory is valued at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

    Additions to property, plant and equipment are recorded at cost. Contributed assets are recorded at estimated fair market value.

    Interest, including related construction loan fees, of $1,308,179 and $954,633 has been capitalized as property and equipment for the periods ended December 31, 1995 and 1994, respectively.

OTHER ASSETS

    Capitalized loan costs are amortized over the related life of the loan. Organization costs are amortized over 10 years while goodwill is amortized over 30 years. See also New Accounting Standards.

ADVERTISING

    The Partnership expenses advertising costs as incurred.

DEPRECIATION AND AMORTIZATION

    The provision for depreciation and amortization of property, plant and equipment, and other assets is computed using the straight-line method based upon the estimated useful lives of the applicable assets, ranging from three to thirty years.

DEFERRED INCOME

    Deferred income consists of advance ticket sales and deposits and prepaid sponsorship contracts. Income is recognized on advance ticket sales and sponsorship contracts during the operating season for which the tickets were sold, and over the term of the related sponsorship contract, respectively.

INCOME TAXES

    No provision for the payment or refund of income taxes has been made in the accompanying financial statements since the partners report their distributive share of partnership taxable income or loss in their respective income tax returns.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Partnership's financial instruments consist of cash, accounts receivable, accounts payable, and long-term debt. The carrying values of these assets and liabilities approximate fair value.

                             ELITCH GARDENS COMPANY

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES --(CONTINUED)
NEW ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board issued Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. The Statement prescribes the accounting for the impairment of long-lived assets, such as property, plant, and equipment, and requires assets to be recorded at the lower of the assets' carrying amount or fair value when events or circumstances indicate that an impairment may exist. The Partnership implemented the statement on January 1, 1996. Based upon the agreement for the sale of a majority of the Partnership's assets entered into on September 23, 1996 (see Note 2), the Partnership has recorded an impairment loss of $8,000,000 for the nine months ended September 30, 1996.

INTERIM FINANCIAL STATEMENTS

    The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form S-2 and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

NOTE 2: AGREEMENT FOR THE SALE OF A MAJORITY OF THE PARTNERSHIP'S ASSETS

    On September 23, 1996, the Partnership entered into a sales agreement with Premier Parks, Inc. for the sale of the majority of its assets, effective October 31, 1996. The purchase price for such assets is to be $62,500,000, subject to certain modifications as defined.

    The net book value of the assets to be sold under this agreement is as follows as of September 30, 1996:

                                                                                NET BOOK VALUE
                                                                                --------------
Property, plant and equipment.................................................   $ 57,727,850
Inventory.....................................................................        860,025
Goodwill......................................................................      1,000,000
                                                                                --------------
                                                                                 $ 59,587,875
                                                                                --------------
                                                                                --------------

    The calculation of the asset impairment reserve as of September 30, 1996 is as follows:

Net book value of assets to be sold............................  $59,587,875
Net book value of other related assets.........................   8,629,131
                                                                 ----------
                                                                 68,217,006
Expected proceeds..............................................  60,217,006
                                                                 ----------
Asset impairment reserve.......................................  $8,000,000
                                                                 ----------
                                                                 ----------

                             ELITCH GARDENS COMPANY

NOTE 2: AGREEMENT FOR THE SALE OF A MAJORITY OF THE PARTNERSHIP'S ASSETS --(CONTINUED)
RECLASSIFICATIONS

    Certain 1994 and 1995 amounts have been reclassified to conform with the 1996 presentation. These reclassifications had no effect on net income.

NOTE 3: GRANT

    In connection with the construction of the new park, the Partnership received a grant from the Denver Urban Renewal Authority ("DURA") for at least $8,700,000 of which $6,856,313 was received in 1994 and $1,750,484 was received in 1995 for a total of $8,606,797. The funds are for construction of the infrastructure benefiting the site for the new park, including acquisition of land, roads, fencing, sewer, water and storm drainage systems, and the addition of landfill and grading. The grant was funded by DURA through proceeds from tax increment financing bonds. The bonds are not the obligation of the Partnership. In connection with the bonds, Hensel Phelps Construction Company (Hensel Phelps) has provided a $1,160,989 letter of credit benefiting DURA as a credit enhancement for the bonds. As consideration for the grant, the Partnership has agreed not to appeal or otherwise contest any property tax assessment levied by the City and County of Denver upon real or personal property to the extent such appeal or contest would have the effect of reducing the assessment below debt service coverage of the bonds. The Partnership is also restricted on transfer of property or relocation of the park.

    During the time any bonds are outstanding (original maturity dates of September 1, 2011 and 2017), the Partnership is required to pay DURA $2 per person entering the park for attendance exceeding the projected attendance in the original grant agreement. However, no payment is due until after repayment of certain permanent financing as defined in the grant agreement. No payments were made in 1994 or 1995. Until the earlier of June 15, 2003, or an initial public offering ("IPO") (the proceeds of which are used to refinance debt or redeem limited partnership interests), if there is a sale or refinancing of the property or if specified partnership units are sold, the net proceeds therefrom received or deemed to be received by the partners are subject to a participation interest due to DURA equal to up to 4.2% for the general and its affiliated limited partners and 1% for all other limited partners. The Partnership also is required to pay DURA 4.2% of the value of the general and its affiliated limited partners' equity and 1% of the value of all other limited partners' equity of net proceeds from any IPO.

    Proceeds from the grant have been recorded as a reduction of property, plant and equipment.

NOTE 4: LONG-TERM DEBT

    The Partnership's debt consists of the following at December 31:

                                                                                           1995           1994
                                                                                       -------------  ------------
Loan from bank, in default...........................................................  $  27,000,000  $    --
Section 108 loan from the City and County of Denver..................................      7,000,000     5,276,600
Loan from related party, in default..................................................     10,000,000       --
                                                                                       -------------  ------------
                                                                                          44,000,000     5,276,600
Less current portion of long-term debt, including debt in default....................     37,300,000       --
                                                                                       -------------  ------------
Long-term portion of long-term debt..................................................  $   6,700,000  $  5,276,600
                                                                                       -------------  ------------
                                                                                       -------------  ------------

                             ELITCH GARDENS COMPANY

NOTE 4: LONG-TERM DEBT --(CONTINUED)
    In June 1995, the Partnership obtained a loan from Banque Nationale de Paris, which is secured by substantially all of the assets of the Partnership. The loan has a fixed and variable rate, the combined of which is not to exceed 8.68% (7.59% at December 31, 1995), and interest is payable on a quarterly basis. The principal will amortize quarterly over a 10-year period. Principal payments are due quarterly beginning in December 1995. The Partnership was in violation of one of the loan covenants of the debt agreement at December 31, 1995 and September 30, 1996. As a result, the total amount of the loan is in default and due upon demand by the Bank. The entire balance of the loan is recorded as a current liability on the September 30, 1996 and December 31, 1995 balance sheets.

    The loan from the City and County of Denver was obtained from the United States Department of Housing and Urban Development ("HUD") pursuant to Section 108 of Title I of the Housing and Community Development Act of 1974. The interest rate is 1.2% above the LIBOR rate (6.544% at December 31, 1995) and is payable quarterly in arrears. The loan is secured by a third deed of trust on the park, a first deed of trust on the old park property owned by Chilcott, guarantees from Chilcott and the president of Chilcott, and a $1,000,000 guarantee from Hensel Phelps available until approximately June 1996. The principal will amortize quarterly over a 10-year period. Principal payments are to be made quarterly commencing in November 1996; however, the first quarterly interest payment became due in July 1995. Interest payments for both 1995 and 1996 were advanced to the Partnership by the general partner. These advances are recorded as a payable to the general partner on the September 30, 1996 and December 31, 1995 balance sheets.

    During 1994, Hensel Phelps issued construction loans of $5,000,000 to the Partnership. Hensel Phelps issued a replacement loan to the Partnership in June 1995 in the amount of $10,000,000, of which $2,500,000 was immediately assigned to Total Petroleum, Inc. ("Total"). Principal and interest are payable in 120 monthly installments beginning in July 1995 for each of the loans. No principal or interest has been paid on either of the two loans as of December 31, 1995 or September 30, 1996, and both loans are in default and due upon demand by Hensel Phelps and Total. Consequently, the Partnership has accrued interest at default rates of 13% for Hensel Phelps and 14% for Total as provided in the loan agreement, as well as a 5% late fee on all principal and interest charges due. The loans are recorded as current liabilities on the September 30, 1996 and December 31, 1995, balance sheets.

    Future minimum payments under long-term debt, including accelerated principal payments as a result of defaults, are summarized as follows at December 31, 1995:

1996...........................................................  $37,300,000
1997...........................................................     600,000
1998...........................................................     600,000
1999...........................................................     600,000
2000...........................................................     600,000
Thereafter.....................................................   4,300,000
                                                                 ----------
                                                                 $44,000,000
                                                                 ----------
                                                                 ----------

    Interest payments totaled $1,993,680, $389,333, $1,165,514 and $0 for the periods ended December 31, 1995 and 1994, and the nine months ended September 30, 1996 and 1995, respectively.

                             ELITCH GARDENS COMPANY

NOTE 5: CONSTRUCTION LOANS

    In 1994, the Partnership had a construction loan for $28,265,000, bearing interest at one percentage point above the bank's prime rate. Interest was payable monthly in arrears. At December 31, 1994, $6,878,984 was outstanding. Substantially all of the Partnership s accounts payable at December 31, 1994, were satisfied by additional draws on the construction loan in 1995. The loan was secured by substantially all of the assets of the Partnership and was guaranteed by Chilcott and the president of Chilcott. Hensel Phelps also guaranteed completion of the park. Hensel Phelps issued irrevocable letters of credit totaling approximately $3,000,000 benefiting the bank as a deposit for a debt reserve required for permanent financing and an approximate $590,000 working capital line of credit for the Partnership's use. Proceeds from the loan with the Bank (see Note 4) were used to retire the construction loan.

NOTE 6: REVOLVING LINE OF CREDIT

    On March 28, 1996, the Partnership entered into a Revolving Loan Agreement (the "Agreement") with Hensel Phelps and Ascent Arena Corporation (both limited partners). The terms of the Agreement allow for the Partnership to make weekly draws to help fund operating expenditures up to a total of $3,000,000. Interest is payable monthly on all outstanding draws at the prime rate plus 1% (8.58% at September 1, 1996). The Agreement expires on December 31, 1996. There are no amounts outstanding as of September 30, 1996.

    On October 1, 1996, the Company made a draw of $857,000 to pay principal and interest due on the bank loan.

NOTE 7: RELATED PARTY TRANSACTIONS

    In 1994, the Partnership contracted with Hensel Phelps to construct the new park, resulting in expenditures of $31,413,816 and $20,972,824 for the periods ended December 31, 1995 and 1994, respectively, including reimbursed costs and interest on construction loans from Hensel Phelps. In addition, the Partnership has obtained a loan from Hensel Phelps (see Note 4).

    Amounts payable to the general partner as of December 31, 1995 and September 30, 1996, include interest payments made on behalf of the Partnership to the City and County of Denver (see Note 4). Amounts payable to the general partner as of December 31, 1994, principally consist of reimbursable general and administrative expenses incurred by Chilcott on behalf of the Partnership.

    In conjunction with the limited partnership agreement, the Partnership has agreed to pay Chilcott a fee for managing the Partnership equal to 1% of the Partnership's annual gross profit. Management fees of $171,551 were incurred in 1995.

    During 1995, Comsat Video Enterprises and The Anschutz Corporation (collectively "C/A") purchased 29 limited partner units of the Partnership in conjunction with an agreement which C/A, Chilcott, and Hensel Phelps entered into during 1994, guaranteeing the purchase of equity by C/A. Chilcott transferred two units to each member of C/A, as limited partner units, in consideration for the guarantee. The agreement also gives C/A the right, for a period of one year after the official opening of the park, to purchase partnership units at the original price of $250,000 per unit up to 50% ownership in the Partnership. In addition, C/A has been granted use of parking facilities for 10 years when the amusement park is either closed or not using the parking. Conversely, if C/A builds an arena, the Partnership will have use of the arena parking when the arena is not using its parking. At the request of C/A, the Partnership will construct a pedestrian bridge linking the respective parking lots, sharing the costs equally with C/A.

                             ELITCH GARDENS COMPANY

NOTE 7: RELATED PARTY TRANSACTIONS --(CONTINUED)
Finally, the Partnership will designate a rent-free area of not less than .5 acre within the park for C/A to locate an exhibit.

    During 1996, the Partnership entered into a capital lease agreement with one of its limited partners, Hensel Phelps, whereby Hensel Phelps would develop and build a new attraction, the Skycoaster, on behalf of the Partnership. The Partnership is required to pay the greater of Hensel Phelps' cost plus a 30% return on investment or 75% of all revenues that are generated by the Skycoaster, as defined, through May 1998. The capital lease obligation will be paid on the same revenue share basis as discussed above and is anticipated to be paid by May 1998. The Partnership paid approximately $288,000 to Hensel Phelps under the capital lease obligation for the nine months ended September 30, 1996.

NOTE 8: PROFIT-SHARING PLAN

    The Partnership participates in Chilcott's profit-sharing plan, which qualifies under Section 401(k) of the Internal Revenue Code. It covers all full-time employees who have reached the age of 21 and have completed one year of service. A participant may elect to defer up to 20% of compensation to a maximum determined annually by the Internal Revenue Service ($9,240 in 1995). The Company contributes a percentage for every dollar deferred limited to 5% of the employee's compensation (the percentage is set at the beginning of each plan year by the Company). There were no Company contributions during 1995 or 1996. Participant contributions are fully vested. Employer contributions vest over 7 years as follows: 0-3 years of service, 0%; 3 years, 20%; 4 years, 40%; 5 years, 60%; 6 years, 80%; 7 years, 100%. In the event of employee death or disability, employer contributions become fully vested.

NOTE 9: COMMITMENTS AND CONTINGENCIES

ALLOCATION AGREEMENT--ENVIRONMENTAL REMEDIATION

    In January 1993, Chilcott, Trillium Corporation, and Public Service Company of Colorado entered into an agreement regarding allocation of environmental remediation costs to prepare the site for the new park. The agreement required Trillium Corporation to place $1,800,000 in escrow for any required environmental remediation costs, excluding costs for ground water monitoring and certain other incidental costs for which the Partnership is responsible. Approximately $1,400,000 has been expended through December 31, 1995 and September 30, 1996, and the remaining $400,000 was returned to Trillium. In the event that additional costs are incurred, Trillium is liable for additional costs up to $400,000 (for a total of $1,800,000), and the Partnership is liable for 50% of the next $200,000 between $1,800,000 and $2,000,000 with Trillium being liable for the remaining 50%, none of which has been expended through 1995 or September 30, 1996. Should further costs be incurred beyond $2,000,000, Public Service becomes responsible.

CONTINGENCIES

    The Partnership is subject to various environmental laws and regulations of federal and state agencies. Management believes it is in substantial compliance with environmental laws and the ultimate resolution of any claims or legal proceedings instituted against it will not have a material adverse effect on the Partnership's financial position.

                             ELITCH GARDENS COMPANY

NOTE 9: COMMITMENTS AND CONTINGENCIES --(CONTINUED)
    The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, the Company's liability, if any, in these pending actions would not have a material adverse effect on the financial position of the Company.

SUBSEQUENT EVENTS

    In October 1996, the Partnership was named the defendant in a lawsuit filed by a contractor who was injured while working on a project for the Partnership and is claiming that the Partnership was negligent and demonstrated willful and wanton misconduct. The contractor is seeking punitive and exemplary damages for approximately $2,000,000 plus additional unspecified damages, interest and costs of the suit. Management believes the claim is without merit and, as such, these financial statements do not contain any provision for potential loss relating to this claim.

    In October 1996, the Partnership was named the defendant in a lawsuit filed by an individual who is seeking damages arising from a claim of bodily injury obtained at the Partnership's amusement park. The amount of the claim is unknown and the Partnership has not been able to determine if the claim is with or without merit. Accordingly, these financial statements do not contain any provision for potential loss relating to this claim.

                          INDEPENDENT AUDITORS' REPORT


The Boards of Directors and Stockholder
Storytown, USA, Inc.
Fantasy Rides Corporation:


    We have audited the accompanying balance sheets of The Great Escape as of October 31, 1995 and 1994, and the related statements of operations, stockholder's equity, and cash flows for the years then ended (as defined in note 1 to the financial statements). These financial statements are the responsibility of The Great Escape's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Great Escape as of October 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

Oklahoma City, Oklahoma
October 11, 1996

                                THE GREAT ESCAPE

                                 BALANCE SHEETS

                                                                       OCTOBER 31,
                                                             --------------------------------  SEPTEMBER 30, 1996
                                                                  1994             1995        ------------------
                                                             ---------------  ---------------     (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents................................   $      94,000    $      66,000     $      569,000
  Accounts receivable......................................         134,000           62,000            265,000
  Inventories..............................................         188,000          221,000             94,000
  Prepaid expenses.........................................         179,000          100,000             92,000
                                                             ---------------  ---------------  ------------------
      Total current assets.................................         595,000          449,000          1,020,000
                                                             ---------------  ---------------  ------------------
Other assets-principally deferred financing costs..........         342,000          300,000             63,000
Property and equipment, at cost............................      15,913,000       17,529,000         17,827,000
  Less accumulated depreciation............................       1,523,000        2,512,000          3,831,000
                                                             ---------------  ---------------  ------------------
                                                                 14,390,000       15,017,000         13,996,000
                                                             ---------------  ---------------  ------------------
      Total assets.........................................   $  15,327,000    $  15,766,000     $   15,079,000
                                                             ---------------  ---------------  ------------------
                                                             ---------------  ---------------  ------------------

                                      LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable and accrued expenses....................   $     306,000    $     566,000     $      607,000
  Current portion of long-term debt........................       1,200,000        1,200,000          1,200,000
                                                             ---------------  ---------------  ------------------
      Total current liabilities............................       1,506,000        1,766,000          1,807,000
                                                             ---------------  ---------------  ------------------
Long-term debt.............................................       7,400,000        4,800,000          1,600,000
Advances from affiliates...................................       3,321,000        2,788,000          3,782,000
                                                             ---------------  ---------------  ------------------
      Total liabilities....................................      12,227,000        9,354,000          7,189,000
                                                             ---------------  ---------------  ------------------
Stockholder's equity.......................................       3,100,000        6,412,000          7,890,000
                                                             ---------------  ---------------  ------------------
      Total liabilities and stockholder's equity...........   $  15,327,000    $  15,766,000     $   15,079,000
                                                             ---------------  ---------------  ------------------
                                                             ---------------  ---------------  ------------------

                See accompanying notes to financial statements.

                                THE GREAT ESCAPE

                            STATEMENTS OF OPERATIONS

                                                                                          ELEVEN MONTHS ENDED
                                                           YEARS ENDED OCTOBER 31,           SEPTEMBER 30,
                                                         ---------------------------  ---------------------------
                                                             1994          1995           1995          1996
                                                         ------------  -------------  ------------  -------------
                                                                                              (UNAUDITED)
Revenue:
  Theme park admissions................................  $  7,740,000  $   8,503,000  $  8,515,000  $   8,938,000
  Theme park food, merchandise, and other..............     5,581,000      5,857,000     5,843,000      6,132,000
                                                         ------------  -------------  ------------  -------------
      Total revenue....................................    13,321,000     14,360,000    14,358,000     15,070,000
                                                         ------------  -------------  ------------  -------------
Operating costs and expenses:
  Operating expenses...................................     4,442,000      4,702,000     4,477,000      4,610,000
  Selling, general and administrative..................     1,985,000      2,001,000     1,794,000      2,770,000
  Costs of products sold...............................     1,610,000      1,701,000     1,715,000      1,824,000
  Depreciation and amortization........................       849,000      1,018,000       951,000      1,319,000
                                                         ------------  -------------  ------------  -------------
      Total operating costs and expenses...............     8,886,000      9,422,000     8,937,000     10,523,000
                                                         ------------  -------------  ------------  -------------
      Income from operations...........................     4,435,000      4,938,000     5,421,000      4,547,000
Interest expense, net..................................      (960,000)      (964,000)     (829,000)      (821,000)
                                                         ------------  -------------  ------------  -------------
  Income before income taxes...........................     3,475,000      3,974,000     4,592,000      3,726,000
Income tax expense.....................................        10,000         34,000        39,000         40,000
                                                         ------------  -------------  ------------  -------------
      Net income.......................................  $  3,465,000  $   3,940,000  $  4,553,000  $   3,686,000
                                                         ------------  -------------  ------------  -------------
                                                         ------------  -------------  ------------  -------------

                See accompanying notes to financial statements.

                                THE GREAT ESCAPE

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                   YEARS ENDED OCTOBER 31, 1995 AND 1994 AND

               ELEVEN MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)

Balance at October 31, 1993.....................................................  $  166,000
Net income......................................................................   3,465,000
Distributions to stockholder....................................................    (531,000)
                                                                                  ----------
Balance at October 31, 1994.....................................................   3,100,000
Net income......................................................................   3,940,000
Distributions to stockholder....................................................    (628,000)
                                                                                  ----------
Balance at October 31, 1995.....................................................   6,412,000
Net income......................................................................   3,686,000
Distributions to stockholder....................................................  (2,208,000)
                                                                                  ----------
Balance at September 30, 1996 (Unaudited).......................................  $7,890,000
                                                                                  ----------
                                                                                  ----------

                See accompanying notes to financial statements.

                                THE GREAT ESCAPE

                            STATEMENTS OF CASH FLOWS

                                                                                          ELEVEN MONTHS ENDED
                                                          YEARS ENDED OCTOBER 31,            SEPTEMBER 30,
                                                        ----------------------------  ----------------------------
                                                            1994           1995           1995           1996
                                                        -------------  -------------  -------------  -------------
                                                                                       (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income..........................................  $   3,465,000  $   3,940,000  $   4,553,000  $   3,686,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization.....................        849,000      1,018,000        951,000      1,319,000
    Amortization of discount on debt issuance costs...         42,000         42,000         39,000        239,000
    (Increase) decrease in accounts receivable........        (98,000)        72,000       (166,000)      (203,000)
    (Increase) decrease in inventories and prepaid
      expenses........................................        (71,000)        46,000        (13,000)       133,000
    Increase (decrease) in accounts payable and
      accrued expenses................................       (209,000)       260,000        331,000         41,000
                                                        -------------  -------------  -------------  -------------
      Total adjustments...............................        513,000      1,438,000      1,142,000      1,529,000
                                                        -------------  -------------  -------------  -------------
      Net cash provided by operating activities.......      3,978,000      5,378,000      5,695,000      5,215,000
                                                        -------------  -------------  -------------  -------------
Cash flows from investing activities--additions to
  property and equipment..............................     (2,284,000)    (1,645,000)    (1,615,000)      (298,000)
                                                        -------------  -------------  -------------  -------------
Cash flows from financing activities:
  Repayment of debt...................................     (2,316,000)    (2,600,000)    (2,600,000)    (3,200,000)
  Advances from (payments to) affiliates, net.........      1,098,000       (533,000)      (604,000)       994,000
  Distributions to stockholder........................       (531,000)      (628,000)      (628,000)    (2,208,000)
                                                        -------------  -------------  -------------  -------------
      Net cash used in financing activities...........     (1,749,000)    (3,761,000)    (3,832,000)    (4,414,000)
                                                        -------------  -------------  -------------  -------------
Increase (decrease) in cash and cash
      equivalents.....................................        (55,000)       (28,000)       248,000        503,000
Cash and cash equivalents at beginning of period......        149,000         94,000         94,000         66,000
                                                        -------------  -------------  -------------  -------------
Cash and cash equivalents at end of period............  $      94,000  $      66,000  $     342,000  $     569,000
                                                        -------------  -------------  -------------  -------------
                                                        -------------  -------------  -------------  -------------
Supplementary cash flow information:
  Cash paid for interest..............................  $     912,000  $     922,000  $     797,000  $     783,000
                                                        -------------  -------------  -------------  -------------
                                                        -------------  -------------  -------------  -------------
  Cash paid for income taxes..........................  $      10,000  $      34,000  $      39,000  $      40,000
                                                        -------------  -------------  -------------  -------------
                                                        -------------  -------------  -------------  -------------

                See accompanying notes to financial statements.

                                THE GREAT ESCAPE

                         NOTES TO FINANCIAL STATEMENTS

                           OCTOBER 31, 1995 AND 1994
                 (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR
       THE ELEVEN MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1: SUMMARY OF SIGNIFICANT POLICIES

DESCRIPTION OF BUSINESS


    The accompanying financial statements present the assets and liabilities and results of operations of The Great Escape (the Park), a theme park located in Lake George, New York, owned by Storytown USA, Inc. (Storytown) and Fantasy Rides Corporation (Fantasy) and subject to an asset sale agreement (Agreement) with Premier Parks Inc. (Premier) (See Note 6). Nontheme park assets and liabilities and operations of Storytown are not subject to the Agreement and have been excluded from the accompanying financial statements. An individual stockholder wholly owns both Storytown and Fantasy. The combined equity of Storytown and Fantasy relating to the theme park subject to the Agreement is reflected as stockholder's equity in the accompanying financial statements.


BASIS OF PRESENTATION

    The Park accounting policies reflect industry practices and conform to generally accepted accounting principles.

    In the opinion of management, the accompanying unaudited consolidated financial statements as of September 30, 1996 and for the eleven months ended September 30, 1995 and 1996, reflect all adjustments (all of which were normal and recurring) which, in the opinion of management, are necessary for fair statement of the financial position and results of operations for the interim periods presented. The results of operations for the eleven month period ended September 30, 1996 are not indicative of the results to be expected for the full year. The Park's business is highly seasonal. The great majority of the Park's revenue is collected during the summer while operating expenditures are incurred throughout the year. Accordingly, the Park historically incurs a net loss for the last fiscal month.

CASH EQUIVALENTS

    For purposes of the statements of cash flows, the Park considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

INVENTORIES

    Inventories are stated at the lower of cost (determined by first in, first out method) or market and consist of products for resale including merchandise and food and miscellaneous supplies including repair parts for rides.

ADVERTISING COSTS

    Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion, and marketing programs are charged to operations in the year incurred.

                                THE GREAT ESCAPE

NOTE 1: SUMMARY OF SIGNIFICANT POLICIES --(CONTINUED)
DEFERRED FINANCING COSTS

    The Park capitalizes all costs related to the issuance of debt with such costs included in other assets in the accompanying balance sheets. The amortization of such costs is recognized as interest expense under a method approximating the interest method over the life of the respective debt issue.

DEPRECIATION AND AMORTIZATION

    Buildings and improvements are depreciated over their estimated useful lives of approximately 15-40 years by use of the straight-line method. Furniture and equipment are depreciated using the straight-line method over 10-15 years. Rides and attractions are depreciated using the straight-line method over 10-15 years.

    Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized.

INTEREST EXPENSE

    Interest on notes payable is recognized as expense on the basis of stated interest rates. Total interest expense incurred was $971,000, $969,000, $836,000 and $827,000 in the years ended October 31, 1995 and 1994, and periods ended September 30, 1996 and 1995, respectively. Interest expense in the accompanying statements of operations is shown net of interest income.

INCOME TAXES

    Storytown and Fantasy, with the consent of their sole stockholder, have elected under the Internal Revenue Code to be treated as "S" corporations. In lieu of corporation federal income taxes, the individual stockholder of Storytown and Fantasy is taxed on the Park's taxable income and/or losses. Therefore, no provision or liability for federal income taxes has been included in these financial statements. Provision for New York state income tax has been made in accordance with the state's tax law for S corporations.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: FAIR VALUE OF FINANCIAL INSTRUMENTS

    The recorded amounts for cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. The fair value of the Park's long-term debt approximates the recorded amounts due to the variable interest rate on the debt. The fair value of the Park's advances from affiliates has not been estimated as there are no prescribed repayment terms.

                                THE GREAT ESCAPE

NOTE 3: PROPERTY AND EQUIPMENT

    Property and equipment, at cost, consists of the following:

                                                          OCTOBER 31,
                                                  ----------------------------  SEPTEMBER 30,
                                                      1995           1994           1996
                                                  -------------  -------------  -------------
Land............................................  $   1,960,000  $   1,960,000  $   1,960,000
Buildings and improvements......................      2,345,000      2,345,000      2,345,000
Rides and attractions...........................     13,224,000     11,608,000     13,522,000
                                                  -------------  -------------  -------------
    Total.......................................  $  17,529,000  $  15,913,000  $  17,827,000
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------

NOTE 4: LONG-TERM DEBT

    Long-term debt consists of the following:

                                                           OCTOBER 31,
                                                    --------------------------  SEPTEMBER 30,
                                                        1995          1994          1996
                                                    ------------  ------------  -------------
Note payable to bank, due in principal payments of
  $400,000, payable in August, September, and
  October each year, which coincides with the
  Park's operating season. Interest is payable
  monthly on the unpaid principal balance at the
  prime rate plus 1.25% (10.25% at October 31,
  1995 and 9% at October 31, 1994). The note is
  secured by personal property and a mortgage on
  the real property. Additionally, the sole
  stockholder has personally guaranteed this
  obligation. Final payment is due October 2002.
  Principal payments have been made which have
  served to shorten the note term.................  $  6,000,000  $  8,600,000  $   2,800,000
                                                    ------------  ------------  -------------
                                                       6,000,000     8,600,000      2,800,000
Less current portion..............................     1,200,000     1,200,000      1,200,000
                                                    ------------  ------------  -------------
Long-term debt....................................  $  4,800,000  $  7,400,000  $   1,600,000
                                                                                -------------
                                                    ------------  ------------  -------------
                                                    ------------  ------------

                                THE GREAT ESCAPE

NOTE 4: LONG-TERM DEBT --(CONTINUED)
    Annual maturities of long-term debt during the five years subsequent to October 31, 1995, are as follows:

1996............................................................  $1,200,000
1997............................................................  1,200,000
1998............................................................  1,200,000
1999............................................................  1,200,000
2000............................................................  1,200,000
                                                                  ---------
                                                                  $6,000,000
                                                                  ---------
                                                                  ---------

NOTE 5: RELATED PARTY TRANSACTIONS

    The Park has certain shared service arrangements with several of its affiliates, including payment of payroll, insurance, and other administrative expenses. Amounts are allocated to affiliates based upon level of utilization or coverage. Additionally, the Park has been advanced cash by certain of the affiliates. The payments made by the Park for the benefit of its affiliates reduce amounts owed by the Park to the affiliates. Interest expense is recognized on the advances from affiliates using interest rates similar to the Park's bank indebtedness. Interest expense from affiliates during the years ended October 31, 1995 and 1994 and the eleven months ended September 30, 1995 and 1996 was $158,000, $207,000, $119,000, and $121,000, respectively. The advances from affiliates have no prescribed repayment terms and are reflected as noncurrent liabilities in the accompanying financial statements.

NOTE 6: SUBSEQUENT EVENT

    On August 23, 1996, the stockholder of Storytown and Fantasy reached the Agreement with Premier to sell all of the real estate, inventory, prepaid items, theme park property and equipment, and supplies for approximately $33,000,000 in cash. Certain of the proceeds from the sale will be used to satisfy the long-term debt outstanding as of the closing date. As specified in the Agreement, the closing date will be before December 10, 1996.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of FRE, Inc.
Sacramento, California

    We have audited the accompanying balance sheet of FRE, Inc. as of December 31, 1995 and December 31, 1994, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of FRE, Inc. as of December 31, 1995 and December 31, 1994 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Nelson & Company

Gold River, California
March 21, 1996

                                   FRE, INC.

                                 BALANCE SHEETS

                                                                                DECEMBER 31,        SEPTEMBER 30,
                                                                          ------------------------  -------------
                                                                             1994         1995          1996
                                                                          -----------  -----------  -------------
                                              ASSETS
Current Assets
    Cash................................................................  $    66,832  $    10,403   $   --
    Advances to Affiliates..............................................            0      321,760       456,594
    Accounts receivable.................................................       18,984       16,330        45,469
    Inventory...........................................................       68,570       73,214        77,850
    Prepaid expenses....................................................            0       56,476       139,134
    Franchise tax receivable............................................        6,200            0       --
    Notes receivable--current (Note 5)..................................       90,000      401,517
                                                                          -----------  -----------  -------------
        Total Current Assets............................................      250,586      879,700       719,047
                                                                          -----------  -----------  -------------
Property and Equipment, at Cost
    Park assets.........................................................    6,934,661    7,424,971     8,524,906
    Office and administrative assets....................................       32,238       42,820        42,820
                                                                          -----------  -----------  -------------
                                                                            6,966,899    7,467,791     8,567,726
    Allowance for depreciation..........................................   (2,235,051)  (2,784,024)   (3,283,647)
                                                                          -----------  -----------  -------------
                                                                            4,731,848    4,683,767     5,284,079
                                                                          -----------  -----------  -------------
Other Assets
    Investment in CEC (Note 6)..........................................      382,668    1,985,601     2,711,020
    Notes receivable (Note 5)...........................................       90,000            0       --
    Loan costs..........................................................       39,414       39,414        35,966
    Accumulated amortization............................................       (4,598)     (12,481)      (15,766)
    Deposits............................................................       35,624       13,895        10,309
    Expansion costs.....................................................      360,559      930,645       934,540
                                                                          -----------  -----------  -------------
        Total Other Assets..............................................      903,667    2,957,074     3,676,069
                                                                          -----------  -----------  -------------
          Total Assets..................................................  $ 5,886,101  $ 8,520,541   $ 9,679,195
                                                                          -----------  -----------  -------------
                                                                          -----------  -----------  -------------
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
    Bank overdraft......................................................  $   --       $   --        $   125,600
    Accounts payable....................................................      273,503       66,663       --
    Accrued payroll and payroll taxes...................................      176,571      222,761        49,304
    Sales tax payable...................................................        1,158        1,939        15,615
    Accrued interest payable............................................       18,685            0       --
    Franchise taxes payable.............................................            0       85,405       103,074
    Other accrued expenses..............................................            0      120,867       293,527
    Deferred revenue....................................................        4,895        2,344       --
    Insurance claims reserve............................................       93,735      133,646       154,651
    Current portion long-term debt (Note 3).............................      753,508      878,851       632,073
                                                                          -----------  -----------  -------------
        Total Current Liabilities.......................................    1,322,055    1,512,476     1,373,844
Long-term debt due after one year (Note 3)..............................    1,788,762    2,300,000     2,000,000
                                                                          -----------  -----------  -------------
                                                                            3,110,817    3,812,476     3,373,844
                                                                          -----------  -----------  -------------
Stockholders' Equity
    Common stock, par value 10 cents per share, 300,000 shares
      authorized, 10,000 shares issued and outstanding..................        1,000        1,000         1,000
    Class A common non-voting, par value 10 cents per share, 100,000
      shares authorized, 10,000 shares issued and outstanding...........        1,000        1,000         1,000
Additional paid-in-capital..............................................      391,710      391,710       391,710
Retained Earnings.......................................................    2,381,574    4,314,355     5,911,641
                                                                          -----------  -----------  -------------
                                                                            2,775,284    4,708,065     6,305,351
                                                                          -----------  -----------  -------------
          Total Liabilities and Stockholders' Equity....................  $ 5,886,101  $ 8,520,541   $ 9,679,195
                                                                          -----------  -----------  -------------
                                                                          -----------  -----------  -------------

   The accompanying notes are an integral part of these financial statements.

                                   FRE, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

           NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 (UNAUDITED)

                                                                                           NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                             ----------------------------------------  --------------------------
                                                 1993          1994          1995          1995          1996
                                             ------------  ------------  ------------  ------------  ------------
Net Sales
  Gate admissions..........................  $  2,661,103  $  3,346,276  $  3,272,068  $  3,189,833  $  3,362,756
  Concessions and merchandise sales........     1,187,576     1,563,204     1,518,320     1,377,446     1,691,660
  Parking, rental and other income.........       706,205     1,028,074     1,020,866       770,364       772,000
  Management fee income....................       --            --            438,461       425,405       434,480
                                             ------------  ------------  ------------  ------------  ------------
                                                4,554,884     5,937,554     6,249,715     5,763,048     6,260,896
Cost of Sales..............................      (463,019)     (630,886)     (632,485)     (570,818)     (691,001)
                                             ------------  ------------  ------------  ------------  ------------
                                                4,091,865     5,306,886     5,617,230     5,192,230     5,569,895
                                             ------------  ------------  ------------  ------------  ------------
Operating Expenses
  Advertising..............................       188,432       247,923       257,311       248,269       300,301
  Depreciation and amortization............       521,423       555,942       556,856       428,600       511,085
  Insurance and claims payments............       158,711       200,221       193,789       147,078       145,103
  Miscellaneous............................        25,709        99,102       150,741       116,398       195,357
  Payroll and related expenses.............     1,400,364     1,749,257     1,818,290     1,436,616     1,906,483
  Printing and postage.....................        74,761        97,701        94,083        64,550        99,857
  Professional services....................       134,323        59,996        47,029        33,934        47,839
  Rents....................................       414,439       554,593       555,066       495,852       541,375
  Repairs and maintenance..................       244,038       305,028       287,409       224,197       177,869
  Supplies.................................        40,497        18,824        56,782        34,798       100,467
  Taxes and licenses.......................        62,978       107,477       109,604        77,858        85,280
  Telephone and utilities..................       167,060       198,232       220,855       199,341       185,540
  Travel and entertainment.................        13,851         9,525        25,402        14,526        35,382
                                             ------------  ------------  ------------  ------------  ------------
    Total Operating Expenses...............     3,446,586     4,203,831     4,373,217     3,522,017     4,331,938
                                             ------------  ------------  ------------  ------------  ------------
      Income From Operations...............       645,279     1,103,055     1,244,013     1,670,213     1,237,957
                                             ------------  ------------  ------------  ------------  ------------
Other Income (Expense)
  Interest income..........................        43,489        26,895        21,081        13,253        15,140
  Development fee income...................       --             91,668       183,333       183,333       --
  Partnership income.......................       --            --            985,601     1,275,162       725,419
  Interest expense.........................      (226,838)     (233,762)     (287,428)     (222,632)     (218,230)
                                             ------------  ------------  ------------  ------------  ------------
    Total Other Income (Expense)...........      (183,349)     (115,199)      902,587     1,249,116       522,329
                                             ------------  ------------  ------------  ------------  ------------
Income Before State Franchise Taxes........       461,930       987,856     2,146,600     2,919,329     1,760,286
State Franchise Taxes--Current.............          (800)         (800)      (91,605)      (91,605)     (163,000)
State Franchise Taxes--Deferred............        15,882       --            --            --            --
                                             ------------  ------------  ------------  ------------  ------------
Income before extraordinary items..........       477,012       987,056     2,054,995     2,827,724     1,597,286
Extraordinary items (Note 7)...............       --            --           (122,213)      --            --
                                             ------------  ------------  ------------  ------------  ------------
Net income.................................       477,012       987,056     1,932,782     2,827,724     1,597,286
Retained earnings, beginning of period.....       917,506     1,394,517     2,381,573     2,381,574     4,314,355
                                             ------------  ------------  ------------  ------------  ------------
Retained earnings, end of period...........  $  1,494,518  $  2,381,573  $  4,314,355  $  5,209,928  $  5,911,641
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                                   FRE, INC.

                            STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                              AND 1996 (UNAUDITED)

                                                                YEARS ENDED                   NINE MONTHS
                                                                DECEMBER 31,              ENDED SEPTEMBER 30,
                                                     ----------------------------------  ----------------------
                                                        1993        1994        1995        1995        1996
                                                     ----------  ----------  ----------  ----------  ----------

                                                                                              (UNAUDITED)
Cash Flows From Operating Activities:
  Net income (loss)................................  $  477,012  $  987,057  $1,932,782  $2,827,724  $1,597,286
  Adjustments to reconcile net income to net cash
    provided by operations:
    Depreciation and amortization..................  $  512,423     345,619     556,856     428,600     511,085
    Partnership income.............................      --          --        (985,601) (1,275,162)   (725,419)
    Cash dividends.................................    (100,000)     --          --          --          --
    Amortization of loan discount..................    (129,308)     --          --          --          --
    (Increase) decrease in accounts receivable.....      (7,743)    (19,065)   (319,106)   (918,840)   (163,973)
    (Increase) decrease in inventory...............     (21,109)    (22,069)     (4,644)    (23,157)     (4,636)
    (Increase) decrease in prepaid expenses........     (13,177)     --         (56,476)    (72,884)    (82,658)
    (Increase) in deposits.........................     126,133       5,208      21,729     (91,408)      3,586
    Increase (decrease) in accounts payable and
      accrued liabilities..........................      61,804     238,995      (1,642)    129,344     (35,123)
    Increase (decrease) in accrued interest
      payable......................................     140,000     (43,197)    (18,685)    (18,685)     --
    Increase in notes receivable...................     (16,000)    140,000    (221,517)     --         401,517
    Decrease in franchise taxes receivable.........     (38,195)      9,800       6,200       6,200      --
    Increase in income tax payable.................     (15,882)     --          85,405      85,405     (17,669)
                                                     ----------  ----------  ----------  ----------  ----------
      Net Cash Provided By Operating Activities....     984,958   1,680,478     995,301   1,077,128   1,483,996
                                                     ----------  ----------  ----------  ----------  ----------
Cash Flows From Investing Activities:
  Decrease in loan costs...........................     (79,818)    170,908      --          --           3,448
  Purchase of Family Entertainment Center assets...  (2,612,660)    (43,435)   (219,815)   (158,373)   (700,199)
  Purchases of water park assets...................     (70,202)   (225,177)   (281,077)   (231,560)   (372,575)
  Expansion costs..................................      --        (360,559)   (570,086)   (373,716)     (3,895)
  Investment in CEC................................      --        (382,668)   (617,332)   (617,332)     --
                                                     ----------  ----------  ----------  ----------  ----------
      Net Cash Used By Investing Activities........  (2,762,680)   (840,931) (1,688,310) (1,380,981) (1,073,221)
                                                     ----------  ----------  ----------  ----------  ----------
Cash Flows From Financing Activities:
  Proceeds from revolving line of credit and
    long-term borrowings...........................   3,297,291   2,508,762   1,092,963   1,568,841   2,571,979
  Principal payments on revolving line of credit
    and long-term borrowings.......................  (1,502,975) (3,310,102)   (456,382)   (718,476) (3,118,757)
                                                     ----------  ----------  ----------  ----------  ----------
      Net Cash Provided By Financing Activities....   1,794,316    (801,340)    636,581     850,365    (546,778)
                                                     ----------  ----------  ----------  ----------  ----------
Net Increase (Decrease) in Cash....................      16,594      38,207     (56,428)    546,512    (136,003)
Cash at Beginning of Year..........................      12,030      28,624      66,831      66,831      10,403
                                                     ----------  ----------  ----------  ----------  ----------
Cash at End of Year................................  $   28,624  $   66,831  $   10,403  $  613,343  $ (125,600)
                                                     ----------  ----------  ----------  ----------  ----------
                                                     ----------  ----------  ----------  ----------  ----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    Cash paid during the period for:

Interest...........................................  $  165,034  $  276,959  $  312,657  $  241,312  $  218,230
                                                     ----------  ----------  ----------  ----------  ----------
                                                     ----------  ----------  ----------  ----------  ----------
Income taxes.......................................  $      800  $      800  $      800  $      800  $   91,531
                                                     ----------  ----------  ----------  ----------  ----------
                                                     ----------  ----------  ----------  ----------  ----------

DISCLOSURE OF ACCOUNTING POLICY

    For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments, purchased with a maturity of three months or less, to be cash equivalents.

                 The accompanying notes are an integral part of
                          these financial statements.

                                   FRE, INC.

                         NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
                 (INFORMATION AS OF SEPTEMBER 30, 1996 AND THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

    FRE, Inc. dba, Waterworld U.S.A., (Company) was incorporated in the state of Missouri on April 14, 1986. The Company owns and operates a water park and a family entertainment center in Sacramento, California.

INVENTORY

    Inventory consists of finished goods and food held for resale, and is stated at the lower of cost or market using a first-in, first-out convention.

FIXED ASSETS

    Fixed assets are recorded at cost. It is the policy of management to provide for depreciation over the lesser of the useful lives of the assets or the remaining life of the operating lease. Straight line and accelerated depreciation methods consistent with generally accepted accounting principles are used. In determining depreciation for income tax purposes, the Company uses the accelerated cost recovery system and the modified accelerated cost recovery system.

INCOME TAXES

    The stockholders of the Company have elected to be taxed as an S Corporation for federal income tax purposes. No federal income taxes are paid by the Company. The income or loss is reflected on the income tax returns of the stockholders with any resultant income tax liabilities borne by them.

    The Company has not elected to be taxed as an S Corporation in California. Accordingly, it is subject to state franchise taxes based on taxable income. Therefore, when appropriate, deferred income taxes are provided for differences between financial statement and income tax reporting, principally from differing depreciation methods utilized for franchise tax purposes. Franchise taxes paid through December 31, 1995 were $6,200.

USE OF ESTIMATES

    The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

BASIS OF PRESENTATION

    The Company's accounting policies reflect industry practices and conform to generally accepted accounting principles.

                                   FRE, INC.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES --(CONTINUED)
    In the opinion of management, the accompanying unaudited consolidated financial statements as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996, reflect all adjustments (all of which were normal and recurring) which, in the opinion of management, are necessary for fair statement of the financial position and results of operations for the interim periods presented. The results of operations for the nine month period ended September 30, 1996 are not indicative of the results to be expected for the full year. The Company's business is highly seasonal. The great majority of the Company's revenue is collected during the summer while operating expenditures are incurred throughout the year.

NOTE 2: LEASE COMMITMENTS

    The Company's original lease with the state of California, dated May 23, 1986, was amended October 14, 1994. The lease term was extended until December 31, 2011.

    In part, the amendments provide for modifications in rent formulas and capital improvement requirements to the water park. In addition, the lease provides for rent formulas and capital improvement requirements to the family entertainment center.

    The rent formulas and capital improvement requirements are stated separately for the water park and entertainment center.

WATER PARK--RENT FORMULA

    For operating seasons through 2004 the greater of:

        1) The sum of:

           a) Eight percent (8%) of the general gross revenues under four million dollars ($4,000,000) for the operating season; plus

           b) Ten percent (10%) of the general gross revenues in excess of four million dollars ($4,000,000) for the operating season; plus

           c) Ten percent (10%) of the gross food revenues for the operating season,

        2) Two hundred thousand dollars ($200,000).

    For operating seasons 2005-2011 the greater of:

        1) The sum of:

           a) Ten percent (10%) of the general gross revenues for the operating season; plus

           b) Ten percent (10%) of the gross food revenues for the operating season,

        2) Two hundred thousand dollars ($200,000)

                                   FRE, INC.

NOTE 2: LEASE COMMITMENTS --(CONTINUED)
FAMILY ENTERTAINMENT CENTER--RENT FORMULA

    For the operating seasons 1996-2011 the greater of:

        1) The sum of:

           a) Eight percent (8%) of the general gross revenues under one million five hundred thousand dollars ($1,500,000) for the operating season; plus

           b) Ten percent (10%) of the general gross revenues above one million five hundred thousand dollars ($1,500,000) for the operating season; plus

           c) Ten percent (10%) of the gross food revenues for the operating season,

    If the cumulative gross revenues for all years of operation exceed sixteen million dollars ($16,000,000), the formula will be adjusted and rent to be the sum of:

           a) Fifteen percent (15%) of the general gross revenues for the operating season; plus

           b) Seventeen percent (17%) of the gross food revenues for the operating season, or

        2) One hundred thousand ($100,000).

    Future minimum lease payments on the Sacramento lease are as follows:

                                  YEAR ENDING
                                  DECEMBER 31                                        AMOUNT
                                 -------------                                    ------------
  1996..........................................................................  $    300,000
  1997..........................................................................       300,000
  1998..........................................................................       300,000
  1999..........................................................................       300,000
  2000..........................................................................       300,000
  Thereafter....................................................................     3,300,000
                                                                                  ------------
                                                                                  $  4,800,000
                                                                                  ------------
                                                                                  ------------

CAPITAL IMPROVEMENTS

    The lease provides for capital improvement requirements for the water park and recreation center during the lease term.

WATER PARK

    The water park's minimum capital improvements are to be the lower of the following:

        a) The higher of one hundred fifty thousand dollars (150,000) or five percent (5%) of the gross revenues in the year preceding the year in which improvements are carried out, or

        b) $121,000, or

        c) An amount which, when added to capital expenditures during the three preceding years, would aggregate to the total minimum capital expenditures required for those four years.

                                   FRE, INC.

NOTE 2: LEASE COMMITMENTS --(CONTINUED)
FAMILY ENTERTAINMENT CENTER

    The family recreation center's minimum capital improvements are to be the lower of the following:

        a) The higher of twenty five thousand dollars ($25,000) or one percent (1%) of the gross revenues in the year preceding the year in which improvements are carried out, or

        b) An amount which, when added to capital expenditures during the two preceding years, would aggregate to the total minimum capital expenditures required for those three years.

    The Company satisfied the capital improvement requirements for the year ended December 31, 1996.

NOTE 3: NOTES PAYABLE

    Notes payable at December 31, 1994 and 1995 and September 30, 1996 consisted of the following:

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                        1994          1995      SEPTEMBER 30, 1996
                                                                    ------------  ------------  ------------------
                                                                                                   (UNAUDITED)

Line of credit Wells Fargo Bank. Interest payable monthly at the banks prime rate plus 1/2% due and payable June 1, 1996. (See
  Note 4).........................................................  $    600,000  $    878,851    $      632,073

Note payable Wells Fargo Bank. Interest payable monthly at the bank's prime rate plus 3/4%. Due and payable December 31, 1999.
  (See Note 4)....................................................     1,908,762     2,300,000         2,000,000

Non-interest bearing notes issued in connection with the
  acquisition of the water park located in Phoenix, Arizona, imputed interest of 11%. Principal and interest due in annual
  installments beginning September 29, 1989.......................        33,508       --               --
                                                                    ------------  ------------  ------------------

                                                                       2,542,270     3,178,851         2,632,073

Less current portion..............................................      (753,508)     (878,851)         (632,073)
                                                                    ------------  ------------  ------------------

Principal payments due after one year.............................  $  1,788,762  $  2,300,000    $    2,000,000
                                                                    ------------  ------------  ------------------
                                                                    ------------  ------------  ------------------

NOTE 4: NOTES PAYABLE--WELLS FARGO BANK

    In June 1994 the Company entered into a loan agreement with Wells Fargo Bank providing for a working capital line-of-credit and a revolving reducing commitment (loan commitment) for repayment of existing bank debt and future expansion needs.

LINE-OF-CREDIT

    The maximum principal amount of advances up to and including June 1, 1996 may not exceed $1,000,000. Interest to be paid monthly at the Bank's prime rate plus 1/2%. Due to a $100,000 line of credit

                                   FRE, INC.

NOTE 4: NOTES PAYABLE--WELLS FARGO BANK --(CONTINUED) in favor of CAL-Expo, the maximum available to the Company is $900,000. The balance owing at December 31, 1995 was $878,851.

LOAN COMMITMENT

    The loan commitment provides for the Company to borrow, repay and re-borrow subject to the reductions as reflected below. The maximum principal amounts outstanding may not exceed $3,600,000. Interest is payable monthly at the bank's prime rate plus 3/4%, the loan matures December 31, 1999. Below is the maximum principal loan amount available for each period:

Through December 31, 1996.......................................  $2,880,000

Through December 31, 1997.......................................  $2,160,000

Through December 31, 1998.......................................  $1,440,000

Through December 31, 1999.......................................  $ 720,000

    The balance owing at December 31, 1995 was $2,300,000.

NOTE 5: NOTES RECEIVABLE

    Notes receivable consist of the following:

Note receivable--Water Park sale..................................  $  61,416

Note receivable--Concord Entertainment Center.....................    340,101
                                                                    ---------

                                                                    $ 401,517
                                                                    ---------
                                                                    ---------

    Notes receivable from the water park sale represents the balance owing at December 31, 1995. As explained in Note 7, the Company reimbursed, through offset of the note receivable, certain costs incurred by the buyer.

    Notes receivable from Concord Entertainment Center reflects amounts advanced on behalf of the Joint Venture for construction and operating expenses. The obligation was paid in full as of March 21, 1996, the date of the auditor's report.

NOTE 6: CONCORD ENTERTAINMENT COMPANY (CEC)

    In September 1994, the Company entered into a 50% Joint Venture Agreement to construct and operate a water park and family entertainment center in Concord, California. Per the Joint Venture Agreement, the Company's mandatory capital contribution is $1,000,000. During the year, the Company funded $617,332 to satisfy the balance of its capital commitment. Also, the Company's 50% share of net income totaled $985,601.

                                   FRE, INC.

NOTE 6: CONCORD ENTERTAINMENT COMPANY (CEC) --(CONTINUED)
    In addition to 50% of sharing operating profits and losses, the Company is entitled to the following:

DEVELOPMENT FEES

    During construction the Company was entitled to receive development fees equal to 5% of the projected construction cost, not to exceed $275,000. For the years ended December 31, 1994 and 1995 payments received by the Company were as follows:

1994..................................................................................................  $   91,667

1995..................................................................................................     183,333
                                                                                                        ----------

                                                                                                        $  275,000
                                                                                                        ----------
                                                                                                        ----------

MANAGEMENT FEES

    Upon commencement of operations, the Company entered into a management contract with CEC to manage and operate the facilities. The management fee will equal 7 1/2% of gross annual revenues. Management fees received through December 31, 1995 totaled $438,461.

NOTE 7: EXTRAORDINARY ITEM

    Pursuant to the terms and conditions of the sale agreement relating to the Arizona parks, the Company was obligated to resolve certain mandated improvements. Although the new owners of the Arizona parks performed the work, the Company was financially responsible for the costs they incurred. On December 27, 1995 a settlement agreement was reached and the costs were reimbursed through a reduction of Notes Receivable generated by the sale. The $125,000 reduction of the notes has been recognized as an extraordinary item for financial statement purposes.

                          INDEPENDENT AUDITOR'S REPORT

To the Partners of
Concord Entertainment Company
Concord, California

We have audited the accompanying balance sheet of Concord Entertainment Company (a general partnership) as of December 31, 1995, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Concord Entertainment Company as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                          Nelson & Company

Gold River, California
November 12, 1996

'

                         CONCORD ENTERTAINMENT COMPANY

                                 BALANCE SHEET

                                                                                      DECEMBER 31,
                                                                                          1995
                                                                                      ------------  SEPTEMBER 30,
                                                                                                        1996
                                                                                                    -------------
                                                                                                     (UNAUDITED)
                                              ASSETS
Current Assets
  Cash..............................................................................   $   47,338   $     979,746
  Accounts receivable...............................................................       86,471         292,807
  Inventory.........................................................................       60,115          65,081
  Prepaid expenses..................................................................       11,932          68,243
  Deposits..........................................................................       66,069           1,229
                                                                                      ------------  -------------
      Total Current Assets..........................................................      271,925       1,407,106
                                                                                      ------------  -------------
Property and Equipment, at Cost
  Park assets and improvements......................................................    8,440,221       9,770,482
  Allowance for depreciation........................................................     (389,579)       (901,705)
                                                                                      ------------  -------------
                                                                                        8,050,642       8,868,777
                                                                                      ------------  -------------
Other Assets
  Organizational costs..............................................................      423,401         423,401
  Development fees..................................................................      330,000         330,000
  Loan costs........................................................................       35,280          20,543
                                                                                      ------------  -------------
                                                                                          788,681         773,944
Accumulated amortization............................................................      (68,188)       (119,320)
                                                                                      ------------  -------------
                                                                                          720,493         654,624
                                                                                      ------------  -------------
      Total Assets..................................................................   $9,043,060   $  10,930,507
                                                                                      ------------  -------------

                                 LIABILITIES AND PARTNERS' EQUITY
Current Liabilities
  Accounts payable..................................................................   $   34,485   $     245,150
  Partner advances..................................................................      321,760         456,597
  Other accrued expenses............................................................      155,169          26,111
  Deferred revenue..................................................................      204,371          24,512
  Insurance claims reserve..........................................................       73,500          85,723
  Notes payable-current portion.....................................................    1,081,942         988,745
                                                                                      ------------  -------------
  Total Current Liabilities.........................................................    1,871,227       1,826,838
Notes payable due after one year....................................................    2,700,630       3,181,631
                                                                                      ------------  -------------
                                                                                        4,571,857       5,008,469
Partners' equity....................................................................    4,471,203       5,922,038
                                                                                      ------------  -------------
      Total Liabilities and Partners' Equity........................................   $9,043,060   $  10,930,507
                                                                                      ------------  -------------
                                                                                      ------------  -------------

   The accompanying notes are an integral part of these financial statements.

                         CONCORD ENTERTAINMENT COMPANY

                   STATEMENTS OF INCOME AND PARTNERS' EQUITY

                          YEAR ENDED DECEMBER 31, 1995
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

                                                                                           NINE MONTHS ENDED
                                                                                             SEPTEMBER 30,
                                                                          YEAR ENDED   --------------------------
                                                                         DECEMBER 31,      1995          1996
                                                                             1995      ------------  ------------
                                                                         ------------  (UNAUDITED)   (UNAUDITED)

Net Sales..............................................................   $5,791,141   $  5,647,313  $  5,827,335
Cost of Sales..........................................................     (572,279)      (556,387)     (532,301)
                                                                         ------------  ------------  ------------
                                                                           5,218,862      5,090,926     5,295,034
                                                                         ------------  ------------  ------------
Operating Expenses
  Advertising..........................................................      159,272        149,773       364,584
  Depreciation and amortization........................................      457,767        286,084       564,363
  Insurance and claims payments........................................      112,877         60,536       111,006
  Miscellaneous........................................................       80,055         64,636        89,040
  Payroll and related expenses.........................................    1,035,556        831,383     1,083,951
  Printing and postage.................................................      112,288         56,521        83,673
  Professional services................................................        8,608          3,602        22,697
  Rents................................................................      110,819        105,577       370,136
  Repairs and maintenance..............................................      154,771        142,281        69,005
  Supplies.............................................................       49,581         43,515        92,257
  Taxes and licenses...................................................       77,903         48,896       100,371
  Telephone and utilities..............................................      168,649        147,757       206,494
  Travel and entertainment.............................................        8,924          8,516         8,552
                                                                         ------------  ------------  ------------
    Income Operating Expenses..........................................    2,537,070      1,949,077     3,166,129
                                                                         ------------  ------------  ------------
      Income From Operations...........................................    2,681,792      3,141,849     2,128,905
                                                                         ------------  ------------  ------------
Other Income (Expenses)
  Interest Income......................................................       --            --              4,668
  Management fees......................................................     (433,743)      (425,405)     (434,480)
  Interest expense.....................................................     (276,846)      (166,121)     (248,258)
                                                                         ------------  ------------  ------------
    Total Other Income (Expenses)......................................     (710,589)      (591,526)     (678,070)
                                                                         ------------  ------------  ------------
Net income.............................................................    1,971,203      2,550,323     1,450,835

Partners' equity, beginning of the year................................      921,743        921,743     4,471,203
Partners' contributions................................................    1,578,257      1,578,257       --
                                                                         ------------  ------------  ------------
Partners' equity, end of year..........................................   $4,471,203   $  5,050,323  $  5,922,038
                                                                         ------------  ------------  ------------
                                                                         ------------  ------------  ------------

                 The accompanying notes are an integral part of
                          these financial statements.

                         CONCORD ENTERTAINMENT COMPANY

                            STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1995

                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                                           1995
                                                                       -------------       NINE MONTHS ENDED
                                                                                             SEPTEMBER 30,
                                                                                          1995           1996
                                                                                      -------------  -------------
                                                                                       (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income.........................................................  $   1,971,203  $   2,550,323  $   1,450,835
  Adjustments to reconcile net income to cash provided by operations:
    Depreciation and amortization....................................        457,767        286,084        564,363
    Accounts receivable..............................................        (86,471)      (774,760)      (206,336)
    Inventory........................................................        (60,115)       (46,534)        (4,996)
    Prepaid expenses.................................................        (11,932)        (8,547)       (56,311)
    Deposits.........................................................        (66,069)       (66,069)        79,577
    Accounts payable.................................................         34,485        163,679        210,665
    Accrued expenses.................................................        155,169        246,666       (129,058)
    Accrued claims liability.........................................         73,500         29,458         12,223
    Deferred revenue.................................................        204,371        159,298       (179,859)
    Partner advances.................................................        321,760        625,908        134,837
                                                                       -------------  -------------  -------------
  Net cash provided by operating activities..........................      2,993,668      3,165,506      1,875,970
                                                                       -------------  -------------  -------------

Cash flows from investing activities:
  Purchase of fixed assets...........................................     (7,383,166)    (7,265,521)    (1,331,366)
  Intangible assets..................................................       (788,681)      (788,681)      --
                                                                       -------------  -------------  -------------
  Net cash used in investing activities..............................     (8,171,847)    (8,054,202)    (1,331,366)
                                                                       -------------  -------------  -------------

Cash flows from financing activities:
  Proceed from credit line borrowings and long-term debt.............      3,600,000      3,600,000      4,170,376
  Principal payments of long-term debt...............................       (648,778)      (135,332)    (3,782,572)
  Loans from partners................................................        696,038        230,202       --
  Partner contributions..............................................      1,578,257      1,578,257       --
                                                                       -------------  -------------  -------------
    Net cash provided by financing activities........................      5,225,517      5,273,127        387,804
                                                                       -------------  -------------  -------------
Net increase in cash.................................................         47,338        384,431        932,408
Cash at beginning of year............................................       --             --               47,338
                                                                       -------------  -------------  -------------
Cash at end of year..................................................  $      47,338  $     384,431  $     979,746
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

                 The accompanying notes are an integral part of
                           these financial statements

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for interest                          $ 276,846  $ 166,141  $ 246,607
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

    A capital lease obligation of $135,312 was incurred when the Partnership entered into a lease for pool equipment.

DISCLOSURE OF ACCOUNTING POLICY

    For purposes of the statement of cash flows, the Partnership considers all highly-liquid debt instruments, purchased with maturity of three months or less, to be cash equivalents.

                         CONCORD ENTERTAINMENT COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1995
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996
               (INFORMATION AS OF SEPTEMBER 30, 1996 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

    Concord Entertainment Company ("the Partnership"), a California general partnership, owns and operates a waterpark in Concord, California. Equal interests of the Partnership are owned by a Missouri S Corporation and a California Limited Liability Company (LLC).

REVENUE RECOGNITION

    Season ticket revenue is recognized over the months the waterpark is open. Group event revenue is recognized at the time the event occurs.

INVENTORY

    Inventory consists of retail goods, food held for resale, and uniforms. Inventory is stated at the lower of average cost or market.

FIXED ASSETS

    Fixed assets are recorded at cost. It is the policy of management to provide for depreciation over the lesser of the useful lives of the assets or the remaining life of the operating lease. Straight line and accelerated depreciation methods consistent with generally accepted accounting principles are used. In determining depreciation for income tax purposes, the Partnership uses the accelerated cost recovery system and the modified accelerated cost recovery system.

INTANGIBLE ASSETS

    Intangible assets consist of capitalized start-up costs, development and loan fees. Amortization is computed using the straight-line method over lives ranging from one to fifteen years.

INCOME TAXES

    As a partnership, no income taxes are paid by Partnership, thus no income tax expense has been recorded in these statements. Income, loss, credits, etc., from the Partnership are reported on a prorata basis by its partners on their respective tax returns.

USE OF ESTIMATES

    The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

BASIS OF PRESENTATION

    The Company's accounting policies reflect industry practices and conform to generally accepted accounting principles.

                         CONCORD ENTERTAINMENT COMPANY

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES --(CONTINUED)
    In the opinion of management, the accompanying unaudited consolidated financial statements as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996, reflect all adjustments (all of which were normal and recurring) which, in the opinion of management, are necessary for fair statement of the financial position and results of operations for the interim periods presented. The results of operations for the nine month period ended September 30, 1996 are not indicative of the results to be expected for the full year. The Company's business is highly seasonal. The great majority of the Company's revenue is collected during the summer while operating expenditures are incurred throughout the year. Accordingly, the Company incurs a net loss for the last calendar quarter.

NOTE 2: ACCRUED CLAIMS LIABILITY

    The Partnership maintains a reserve for claims arising from public use of the waterpark. For Each claim presented, a reserve for the lesser of the claim or $10,000 (the deductible limit of the Partnership's liability insurance) is established to recognize the potential liability.

                         CONCORD ENTERTAINMENT COMPANY

NOTE 3: NOTES PAYABLE

    Notes payable at December 31, 1995 and September 30, 1996 consists of the following:

                                                         DECEMBER 31, 1995  SEPTEMBER 30, 1996
                                                         -----------------  ------------------
Line of credit with Wells Fargo Bank with maximum
borrowings of $400,000. Interest is payable monthly at
the banks prime rate plus 3/4%. The loan matures June
30, 1996. The line of credit requires the Partnership
to meet certain loan covenants and financial ratios. At
December 31, 1995, the Partnership was in compliance
with these requirements................................    $     400,000                  --

Note payable to Wells Fargo Bank; payable in annual
installments of $640,000 with interest payable monthly
at the bank's prime rate plus 1%. The loan is
personally guaranteed by the individual owners of the
partners in the Partnership and secured by partnership
assets. The loan matures December 31, 1999. The
Partnership is required to meet certain loan covenants
and certain financial ratios. At December 31, 1995 the
Partnership was in compliance with these
requirements...........................................        2,560,000                  --

Note payable to the general partners of the Partnership
due in three equal annual installments to commence
following repayment of notes payable, interest payable
at 12% per annum.......................................          696,038                  --

Note payable to Union Bank, reducing revolving loan not
to exceed $6,000,000 with interest due monthly at 1.5%
in excess of the Banks Adjusted Treasuries rate or the
Adjusted LIBOR-Rate, the option is that of the
Partnership. The loan matures December 20, 2002........               --           3,896,631

Notes payable, City of Concord payable, without
interest over thirty months from date of inception.....               --             189,153

Capital lease obligation (Note 4)......................          126,534              84,592
                                                         -----------------  ------------------
                                                               3,782,572           4,170,376
Less current portion...................................       (1,081,942)           (988,745)
                                                         -----------------  ------------------
                                                           $   2,700,630      $    3,181,631
                                                         -----------------  ------------------
                                                         -----------------  ------------------

                         CONCORD ENTERTAINMENT COMPANY

NOTE 3: NOTES PAYABLE --(CONTINUED)
    Future principal maturities on notes payable are as follows:

1996............................................................  $ 681,942
1997............................................................    686,541
1998............................................................    678,051
1999............................................................    640,000
2000............................................................    232,013
Thereafter......................................................    464,025
                                                                  ---------

                                                                  $3,382,572
                                                                  ---------
                                                                  ---------

NOTE 4: LEASES

    The Partnership leases equipment and land under operating leases expiring in September, 2000 and August, 2024, respectively. The land lease is subject to adjustment, beginning January 1, 2000 and every five years thereafter. The Partnership also leases pool equipment under a capital lease which expires August, 1998.

    Future minimum lease payments under these agreements are as follows:

                                                                       CAPITAL     OPERATING
                                                                        LEASE        LEASES
                                                                      ----------  ------------
1996................................................................  $   54,138  $    159,137
1997................................................................      54,138       159,137
1998................................................................      40,604       132,495
1999................................................................      --           105,853
2000................................................................      --           105,365
Thereafter..........................................................      --         2,374,905
                                                                      ----------  ------------
    Total minimum lease payments....................................     148,880  $  3,036,892
                                                                      ----------  ------------
Less amounts representing interest..................................     (22,346)
                                                                      ----------
Obligations under Capital lease.....................................     126,534
Less current maturaties.............................................     (41,942)
                                                                      ----------
                                                                      $   84,592
                                                                      ----------
                                                                      ----------

    Rent and equipment rentals for 1995 totaled $110,819.

    Total minimum lease payments do not include contingent rentals that may be paid under the land lease. Contingent rentals begin October 1, 1995 and are based on 5% of gross sales less the base rent. Contingent rental payments may be reduced by certain expenditures for capital improvements, and entertainment and business taxes. No contingent rental payments were accrued in 1995

    Interest rate on the capital lease is 10.5% which is imputed based on the lower of the Partnership's incremental borrowing rate at the inception of the lease or the lessor's implicit rate of return.

                         CONCORD ENTERTAINMENT COMPANY

NOTE 5: RELATED PARTY TRANSACTIONS

    The Missouri partner manages the Concord waterpark plus a waterpark and entertainment center located in Sacramento, California. The partner receives a management fee of 7.5% of gross sales plus out of pocket costs. Total management fees paid or accrued under this agreement for year ended December 31, 1995 were $438,461. The partner also bills the Partnership for payroll, worker's compensation insurance and other operating expenses paid on behalf of the Partnership. Total advances owing to this partner at December 31, 1995 were $321,760.

    The California partner receives a fee equal to .75% of gross sales for its contribution of the water parks' land lease. Total fees accrued to the California partner in 1995 were $43,846.

    The Missouri partner received a development fee of $275,000 and the California partner received a development fee of $55,000 for services in connection with the waterpark's construction.

NOTE 6: SUBSEQUENT EVENTS

    The Partnership constructed Phase II of the waterpark in 1996. The total cost to complete the construction was approximately $1,450,000.

    The Partnership entered into an agreement with Union Bank subsequent to December 31, 1995 to refinance existing debt of Wells Fargo Bank and finance Phase II construction of the waterpark with a six million reducing revolving loan. The loan will mature on December 20, 2002. The loan will bear interest at either the bank's reference rate, LIBOR, plus 1.5%, or Adjusted Treasuries, plus 1.5%. The loan is guaranteed by the Missouri partner and owners of the California partner.

    On October 10, 1996 the Partnership entered into a sales agreement to sell its assets to an unrelated publicly held company. The transaction will be structured in the form of an asset sale or a contribution of assets to another partnership with a subsequent buy out of its partnership interest. The proposed gross sales price approximates $8,100,000.

    The Partnership negotiated a settlement with the City of Concord for reimbursement of initial construction costs related to preparing the land leased from the City. The Partnership received a cash payment of approximately $390,000. Related to this settlement, was an agreement for the Partnership to pay offsite costs, sewer hook-up and related fees to the city of approximately $202,000. This amount is to be paid over thirty months. The balance due at the date of this report approximates $175,000.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Stuart Amusement Company and Subsidiaries

    We have audited the accompanying consolidated balance sheets of Stuart Amusement Company and Subsidiaries as of September 30, 1995 and 1996, and the related consolidated statements of operations, changes in common and other stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As described in note 1(b) to the consolidated financial statements, in December 1996, the Company's shareholders entered into a purchase and sale agreement ("Agreement"), whereby they agreed to sell all of the stock of the Company to a third party. This sale is scheduled to be consummated on January 31, 1997 or not more than five days from the date that the conditions specified in the Agreement are satisfied.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stuart Amusement Company and Subsidiaries as of September 30, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996 in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

December 10, 1996, except as to the last sentence of the third paragraph of Note 3, which is as of December 24, 1996.
Springfield, Massachusetts

                            STUART AMUSEMENT COMPANY
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          SEPTEMBER 30, 1995 AND 1996

                                                                                             1995         1996
                                                                                          -----------  -----------
ASSETS (NOTES 3 AND 9)
Current assets:
  Cash and cash equivalents.............................................................  $    19,694  $   196,746
  Accounts receivable:
    Trade...............................................................................      303,509      664,256
    Other...............................................................................      177,866      251,057
  Due from affiliate (note 4)...........................................................       39,446        3,187
  Inventory.............................................................................      754,627      785,888
  Prepaid expenses and other assets.....................................................      195,361      187,818
  Due from stockholder (note 4).........................................................       65,228       65,228
  Deferred income taxes (note 5)........................................................      152,000      168,000
                                                                                          -----------  -----------
        Total current assets............................................................    1,707,731    2,322,180

Property, plant and equipment, net (notes 2 and 6)......................................    6,340,449    6,376,609
Deferred debt origination costs, net of accumulated amortization of $468,895 in 1996 and
  $358,567 in 1995......................................................................      303,398      193,070
Other assets............................................................................        1,458        1,958
                                                                                          -----------  -----------
        Total assets....................................................................  $ 8,353,036  $ 8,893,817
                                                                                          -----------  -----------
                                                                                          -----------  -----------

LIABILITIES, REDEEMABLE PREFERRED STOCK AND COMMON AND OTHER STOCKHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt (note 3).......................................  $   572,000  $ 1,149,778
  Current installments of obligations under capital leases (note 6).....................       11,941          985
  Accounts payable......................................................................    1,082,478    1,748,858
  Accrued liabilities (note 8)..........................................................      941,636    1,103,784
  Accrued income taxes..................................................................      161,118      173,501
  Dividends payable (note 9)............................................................       92,302      236,226
                                                                                          -----------  -----------
        Total current liabilities.......................................................    2,861,475    4,413,132
                                                                                          -----------  -----------
Long-term debt, less current installments (note 3)......................................    1,149,778           --
Deferred income taxes (note 5)..........................................................      787,000      965,000
Redeemable, $80 cumulative annual dividend, non-voting preferred stock, $1 par value.
  Authorized, issued and outstanding 3,405 shares (note 9)..............................    3,405,385    3,405,385

Common and Other Stockholders' equity:
  Class A common stock, voting, no par value. Authorized 1,000 shares; issued and
    outstanding 400 shares (note 9).....................................................          400          400
  Class B common stock, nonvoting, no par value. Authorized 1,000 shares; issued and
    outstanding 600 shares (note 9).....................................................          600          600
  Additional paid-in capital............................................................       21,614       21,614
  Retained earnings (note 3)............................................................      126,784       87,686
                                                                                          -----------  -----------
        Total common and other stockholders' equity.....................................      149,398      110,300

Commitments and contingencies (notes 3, 6, 8 and 9)
                                                                                          -----------  -----------
        Total liabilities, redeemable preferred stock and common and other stockholders'
          equity........................................................................  $ 8,353,036  $ 8,893,817
                                                                                          -----------  -----------
                                                                                          -----------  -----------

          See accompanying notes to consolidated financial statements.

                            STUART AMUSEMENT COMPANY
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

         FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 1994, 1995, AND 1996

                                                                          1994           1995           1996
                                                                      -------------  -------------  -------------
Revenue:
  Theme park admissions.............................................  $   7,602,736  $   7,327,060  $   7,484,054
  Theme park food, merchandise and other............................     11,678,063     12,139,037     11,362,270
                                                                      -------------  -------------  -------------
    Total revenue...................................................     19,280,799     19,466,097     18,846,324
                                                                      -------------  -------------  -------------
Operating costs and expenses:
  Operating expenses................................................      8,672,312      8,436,372      7,514,852
  Selling, general and administrative...............................      6,614,158      6,058,778      6,554,971
  Costs of products sold............................................      3,320,228      3,326,879      3,211,853
  Depreciation and amortization.....................................        798,125        784,804        764,600
                                                                      -------------  -------------  -------------
    Total operating costs and expenses..............................     19,404,823     18,606,833     18,046,276
                                                                      -------------  -------------  -------------
    Income (loss) from operations...................................       (124,024)       859,264        800,048
Other expense:
  Interest expense, net.............................................       (382,554)      (413,329)      (341,944)
  Other (expense) income, net (note 11).............................        250,000        (13,916)        (5,872)
                                                                      -------------  -------------  -------------
    Total other expense.............................................       (132,554)      (427,245)      (347,816)
                                                                      -------------  -------------  -------------
    Income (loss) before income taxes...............................       (256,578)       432,019        452,232
Income tax expense (benefit) (note 5)...............................        (85,000)       182,000        209,000
                                                                      -------------  -------------  -------------
    Net income (loss)...............................................  $    (171,578) $     250,019  $     243,232
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

          See accompanying notes to consolidated financial statements.

                            STUART AMUSEMENT COMPANY
                                AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF CHANGES IN COMMON AND OTHER STOCKHOLDERS' EQUITY

         FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

                                                                                                                   TOTAL COMMON
                                                     CLASS A      CLASS B    ADDITIONAL                TREASURY     AND OTHER
                                                     COMMON       COMMON      PAID-IN     RETAINED       STOCK     STOCKHOLDERS'
                                                      STOCK        STOCK      CAPITAL     EARNINGS      AT COST       EQUITY
                                                   -----------  -----------  ----------  -----------  -----------  ------------
Balance September 30, 1993.......................   $   1,000    $   1,000   $  128,528  $ 1,990,421  $(1,497,300)  $  623,649
Net loss for the twelve months ended September
  30, 1994.......................................          --           --           --     (171,578)          --     (171,578)
Preferred dividends declared.....................          --           --           --     (276,343)          --     (276,343)
Effect of capital reorganization.................        (600)        (400)    (106,914)  (1,389,386)   1,497,300           --
                                                   -----------  -----------  ----------  -----------  -----------  ------------
Balance, September 30, 1994......................         400          600       21,614      153,114           --      175,728
Net income for the twelve months ended September
  30, 1995.......................................          --           --           --      250,019           --      250,019
Preferred dividends declared.....................          --           --           --     (276,349)          --     (276,349)
                                                   -----------  -----------  ----------  -----------  -----------  ------------
Balance September 30, 1995.......................         400          600       21,614      126,784           --      149,398
Net income for the twelve months ended September
  30, 1996.......................................          --           --           --      243,232           --      243,232
Preferred dividends declared.....................          --           --           --     (282,330)          --     (282,330)
                                                   -----------  -----------  ----------  -----------  -----------  ------------
Balance, September 30, 1996......................   $     400    $     600   $   21,614  $    87,686           --   $  110,300
                                                   -----------  -----------  ----------  -----------  -----------  ------------
                                                   -----------  -----------  ----------  -----------  -----------  ------------

          See accompanying notes to consolidated financial statements.

                   STUART AMUSEMENT COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

         FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 1994, 1995 AND 1996

                                                                                 1994        1995         1996
                                                                              ----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...........................................................  $ (171,578) $   250,019  $   243,232
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization.............................................     798,125      784,804      764,600
  Gain on sale of property, plant and equipment.............................      (7,387)          --       (2,737)
  Decrease (increase) in:
    Accounts receivable.....................................................      73,432     (217,231)    (433,938)
    Due from affiliate......................................................      12,503       13,200       36,259
    Inventory...............................................................    (110,328)      45,771      (31,261)
    Prepaid expenses and other current assets...............................     (16,379)      51,593        7,543
    Other assets............................................................     (29,173)      56,953         (500)
  Increase (decrease) in:
    Accounts payable........................................................     313,064     (171,063)     666,380
    Accrued liabilities.....................................................      (1,580)     109,589      162,148
    Accrued and deferred income taxes.......................................     (45,675)     159,300      174,383
                                                                              ----------  -----------  -----------
      Net cash provided by operating activities.............................     815,024    1,082,935    1,586,109
                                                                              ----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................................    (466,362)    (328,158)    (690,895)
  Proceeds from sale of property, plant and equipment.......................      20,900           --        3,200
                                                                              ----------  -----------  -----------
      Net cash used by investing activities.................................    (445,462)    (328,158)    (687,695)
                                                                              ----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of notes payable................................................    (572,000)    (572,000)    (572,000)
  Dividends paid............................................................    (276,059)    (276,060)    (138,406)
  Payments of capital lease obligations.....................................     (39,214)     (42,225)     (10,956)
  Amount due from stockholder...............................................     (18,000)     (28,000)          --
                                                                              ----------  -----------  -----------
      Net cash used by financing activities.................................    (905,273)    (918,285)    (721,362)
                                                                              ----------  -----------  -----------
Net increase (decrease) in cash and cash equivalents........................    (535,711)    (163,508)     177,052
Cash and cash equivalents, beginning of twelve-month period.................     718,913      183,202       19,694
                                                                              ----------  -----------  -----------
Cash and cash equivalents, end of twelve-month period.......................  $  183,202  $    19,694  $   196,746
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the twelve months for:
    Interest................................................................  $  343,430  $   413,329  $   341,944
    Income tax paid (refunds received), net.................................  $  (39,325) $    22,700  $    22,300

          See accompanying notes to consolidated financial statements.

                   STUART AMUSEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       SEPTEMBER 30, 1994, 1995 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) NATURE OF BUSINESS AND SEASONALITY

    The Company operates Riverside Amusement Park, located in Western Massachusetts, from April through September and on weekends during October. The Company's year end for income tax and financial reporting purposes is March 31. The accompanying financial statements as of September 30 and for the twelve months then ended are prepared to comply with the Company's debt agreement.

  (B) BASIS OF PRESENTATION AND STOCK PURCHASE AGREEMENT

    On December 4, 1996, the shareholders of the Company entered into a stock purchase agreement ("Agreement") whereby they agreed to sell 100% of the shares of the Company to a third party. The closing date for the transaction is January 31, 1997 or not more than five days from such date that the conditions specified in Article V to the Agreement are satisfied or waived. The outstanding debt of the Company (note 3) will be satisfied and the outstanding preferred stock (note
9) will be redeemed from the proceeds of the sale at the closing.

    The consolidated financial statements as of September 30, 1996 contain no adjustments that may result from this contemplated transaction.

    In the event the sale of the Company is not consummated, the Company would seek alternative debt or equity financing. Management believes that these alternative financings will be available and adequate to satisfy current obligations.

  (C) PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Stuart Amusement Company (the "Company") and its wholly-owned subsidiaries Riverside Park Enterprises, Inc. and Riverside Park Food Services, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

  (D) INVENTORY

    Inventory consists of prize merchandise, auto parts, food and supplies and is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

  (E) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Depreciation is charged to expense over the estimated useful lives of the respective assets using a combination of straight-line and accelerated methods for both financial reporting and tax purposes. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

  (F) DEFERRED DEBT ORIGINATION COSTS

    Deferred debt origination costs are being amortized over the period of expected repayment for the associated debt ranging from 5 to 10 years.

                   STUART AMUSEMENT COMPANY AND SUBSIDIARIES

                       SEPTEMBER 30, 1994, 1995 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  (G) CASH EQUIVALENTS

    For financial statement purposes, the Company considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents.

  (H) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (I) ADVERTISING COSTS

    Production costs of commercials are charged to operations in the year first aired. The costs of other advertising, promotion, and marketing programs are charged to operations in the year incurred. There are no advertising costs capitalized at September 30, 1995 or 1996.

  (J) LONG-LIVED ASSETS

    The Company assesses the recoverability of its property and equipment and intangible assets by determining whether the depreciation of the property and equipment over their remaining lives can be recovered through undiscounted future operating cash flows generated from the operations of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using an appropriate interest rate. The assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved.

  (K) INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                   STUART AMUSEMENT COMPANY AND SUBSIDIARIES

                       SEPTEMBER 30, 1994, 1995 AND 1996

(2) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following:

                                                                                                       ESTIMATED
                                                                            1995           1996      USEFUL LIVES
                                                                        -------------  ------------  -------------
Land..................................................................  $     139,259       139,259       --
Buildings.............................................................      6,605,149     6,605,149    20-40 years
Machinery and equipment...............................................     17,068,553    17,659,519     5-20 years
Motor vehicles........................................................        227,055       243,264     3-10 years
                                                                        -------------  ------------
                                                                           24,040,016    24,647,191
Less accumulated depreciation.........................................     17,699,567    18,270,582
                                                                        -------------  ------------
      Property, plant and equipment, net..............................  $   6,340,449     6,376,609
                                                                        -------------  ------------
                                                                        -------------  ------------

    Property, plant and equipment depreciation expense charged to income amounted to $687,798, $674,475 and $654,272 for the twelve months ended September 30, 1994, 1995 and 1996, respectively.

(3) LONG-TERM DEBT

    On June 18, 1992, the Company entered into a credit facility and issued preferred stock (see note 9) as full payment of the then outstanding debt.

    The credit facility consists of a $3,000,000 revolving line of credit and a $4,000,000 term note, both bearing interest at the prime rate plus 1% (total rate of 9.25% at September 30, 1996). The term note requires monthly principal payments of $52,000 for each of the months between July 1992 and April 1993, inclusive, and principal payments of $143,000 in June, July, August and September in each of the years 1993 through 1997, inclusive. The remainder of the outstanding balance of the term note of approximately $578,000 is due in September 1997. Interest is payable monthly in arrears on the revolving line of credit and the term note.

    The loan agreement contains several covenants, among which are financial ratios to be met by the Company, limitations on capital expenditures, restrictions on amount of indebtedness assumed, and restrictions on cash dividends paid by the Company. At September 30, 1996, the Company was not in compliance with certain of these financial ratio covenants regarding debt service coverage and minimum tangible net worth. On December 24, 1996, the Company received from the lender a waiver of these financial covenants for the reporting period ended September 30, 1996 and through the date of maturity of the loans.

    The credit facility is secured by substantially all the assets of the Company.

    There were no outstanding borrowings under the revolving line of credit at September 30, 1995 or 1996.

                   STUART AMUSEMENT COMPANY AND SUBSIDIARIES

                       SEPTEMBER 30, 1994, 1995 AND 1996

(3) LONG-TERM DEBT (CONTINUED)
    Long-term debt consists of the following at September 30:

                                                                         1995         1996
                                                                     ------------  ----------
Term note, as described above......................................  $  1,721,778   1,149,778
Less current installments..........................................       572,000   1,149,778
                                                                     ------------  ----------
                                                                        1,149,778  $   --
                                                                     ------------  ----------
                                                                     ------------  ----------

(4) TRANSACTIONS WITH RELATED PARTIES

    The balance due from stockholder as of September 30, 1995 and 1996 relates to advances made by the Company and bears interest at 10%. It is payable on demand.

    Riverside Park Enterprises, Inc. leases certain property, plant and equipment from a related trust under various monthly rental agreements accounted for as operating leases. Total rental expense under these rental agreements amounted to $39,495, $11,290 and $16,975 for the twelve-month periods ended September 30, 1996, 1995 and 1994, respectively.

    Remington Associates ("Remington"), an affiliated company through common control, provides advertising services to the Company. Related advertising costs incurred by the Company totaled approximately $1,041,000, $962,000 and $1,168,451 during the twelve-month periods ended September 30, 1994, 1995 and 1996, respectively. In addition, Remington rents its operating facility from the Company on a month-to-month basis for approximately $7,000 per month. Rental income recognized from Remington totaled approximately $84,000 for each of the twelve-month periods ended September 30, 1994, 1995 and 1996. Approximately $39,000 and $3,000 was due the Company from Remington at September 30, 1995 and 1996, respectively. The amounts due from Remington have been classified as "Due from affiliate" in the accompanying consolidated balance sheets.

(5) INCOME TAXES

    Income tax expense (benefit) consisted of the following:

                                                                1994       1995        1996
                                                             ----------  ---------  ----------
Current federal............................................      --         --      $    2,000
Current state..............................................      18,000     18,000      45,000
                                                             ----------  ---------  ----------
                                                                 18,000     18,000      47,000
Deferred...................................................    (103,000)   164,000     162,000
                                                             ----------  ---------  ----------
                                                             $  (85,000)   182,000     209,000
                                                             ----------  ---------  ----------
                                                             ----------  ---------  ----------

                   STUART AMUSEMENT COMPANY AND SUBSIDIARIES

                       SEPTEMBER 30, 1994, 1995 AND 1996

(5) INCOME TAXES (CONTINUED)
    The difference between the actual income tax expense (benefit) and the income tax expense (benefit) computed by applying the statutory federal income tax rate of 34% to income (loss) before income taxes is attributable to the following:

                                                                 1994       1995       1996
                                                              ----------  ---------  ---------
Computed expected tax expense (benefit).....................  $  (87,000)   147,000    154,000
State income taxes, net of federal benefit..................       8,000     21,000     31,000
Charitable contributions....................................       2,000     --          3,000
Life insurance..............................................       2,000      5,000      4,000
Other.......................................................     (10,000)     9,000     17,000
                                                              ----------  ---------  ---------
                                                              $  (85,000)   182,000    209,000
                                                              ----------  ---------  ---------
                                                              ----------  ---------  ---------

    The tax effect of temporary differences that give rise to the deferred tax assets and the deferred tax liability are:

                                                                       1995          1996
                                                                   -------------  -----------
Deferred tax assets:
  Self-insurance.................................................  $     152,000      168,000
  Federal tax operating loss carryforwards.......................        727,000      605,000
  Federal alternative minimum tax credit.........................         27,000       11,000
  General business credits.......................................        261,469      261,469
                                                                   -------------  -----------
    Gross deferred tax assets....................................      1,167,469    1,045,469
  Less valuation allowance.......................................       (261,469)    (261,469)
                                                                   -------------  -----------
    Net deferred tax assets......................................        906,000      784,000

Deferred tax liability:
  Depreciation...................................................     (1,541,000)  (1,581,000)
                                                                   -------------  -----------
    Net deferred tax liability...................................  $    (635,000)    (797,000)
                                                                   -------------  -----------
                                                                   -------------  -----------

    The net deferred tax liability is classified in the accompanying consolidated balance sheets as follows:

                                                                          1995         1996
                                                                       -----------  ----------
Current deferred income tax asset....................................  $   152,000     168,000
Long-term deferred income tax liability..............................     (787,000)   (965,000)
                                                                       -----------  ----------
  Net deferred tax liability.........................................  $  (635,000)   (797,000)
                                                                       -----------  ----------
                                                                       -----------  ----------

    The Company has approximately $1,779,000 in net operating loss carryforwards for federal income tax purposes that are available to reduce future income taxes payable, provided sufficient taxable income is earned to permit their use subject to applicable "carryforward" rules and limitations expiring as follows:
$1,101,000, March 31, 2005; $141,000, March 31, 2006; $137,000, March 31, 2007;
and $400,000, March 31,

                   STUART AMUSEMENT COMPANY AND SUBSIDIARIES

                       SEPTEMBER 30, 1994, 1995 AND 1996

(5) INCOME TAXES (CONTINUED)
2010. The Company also has general business credit carryforwards for federal income tax purposes of $261,469 which are available to reduce future federal income taxes, if any, expiring as follows:

EXPIRATION DATE                                                                       AMOUNT
----------------------------------------------------------------------------------  ----------
March 31, 1997....................................................................  $   10,009
March 31, 1998....................................................................     183,050
March 31, 1999....................................................................       2,687
March 31, 2000....................................................................      32,444
March 31, 2001....................................................................      30,850
March 31, 2002....................................................................       2,429
                                                                                    ----------
                                                                                    $  261,469
                                                                                    ----------
                                                                                    ----------

    A valuation allowance of $261,469 has been established at September 30, 1995 and 1996. This allowance has been established due to the uncertainty of the general business credits being used prior to their expiration. No valuation allowance has been established against federal operating loss carryforwards. It is management's belief that it is more likely than not that all of the carryforwards will be used prior to their expiration.

(6) LEASES

    The Company is obligated under various capital leases for certain machinery and equipment; these leases expire at various dates during the next two years. At September 30, 1996, the gross amount of machinery and equipment and related accumulated amortization recorded under capital leases was $122,335 and $60,016, respectively. At September 30, 1995, the gross amount of machinery and equipment and related accumulated amortization recorded under capital leases was $122,335 and $44,664, respectively.

    Amortization of assets held under capital leases is included with depreciation expense.

    The Company leases certain coin-operated machines under agreements accounted for as operating leases. The leases are cancelable upon 60 to 90 days' notice by either the lessee or lessor. Lease payments are based on a percentage of gross proceeds collected in the coin-operated machines. The Company also rents certain equipment, principally office and computer equipment, under lease agreements accounted for as operating leases.

                   STUART AMUSEMENT COMPANY AND SUBSIDIARIES

                       SEPTEMBER 30, 1994, 1995 AND 1996

(6) LEASES (CONTINUED)
    Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of September 30, 1996 are:

                                                                             CAPITAL     OPERATING
                                                                             LEASES       LEASES
                                                                           -----------  -----------
Twelve-month period ending September 30:
  1997...................................................................   $     985       68,447
  1998...................................................................      --            8,597
  1999...................................................................      --            3,312
  2000...................................................................      --            1,104
                                                                                -----   -----------
    Total minimum lease payments.........................................         985    $  81,460
                                                                                        -----------
                                                                                        -----------
Less amount representing interest........................................      --
                                                                                -----
    Net present value of minimum capital lease payments..................   $     985
                                                                                -----
                                                                                -----

    Total rental expense, including the related party leases described in Note 4, was approximately $465,002, $349,546 and $348,273 for the twelve-month periods ended September 30, 1994, 1995 and 1996, respectively.

(7) EMPLOYEE BENEFITS

    The Company has a supplemental 401(k) savings plan (the "Plan") covering all employees over 20 1/2 years of age who have been employed a minimum of 2 1/2 years. The Company, at its sole discretion, may provide a contribution of up to 3% of covered wages. In addition, the Company matches employee contributions up to 5% of covered wages. The Company funds the Plan as the expense is incurred. Expense under the Plan amounted to $141,994, $138,775 and $135,349 for the twelve-month periods ended September 30, 1994, 1995 and 1996, respectively.

(8) COMMITMENTS AND CONTINGENCIES

    The Company is self-insured, up to $50,000 per occurrence, for liability claims filed for injuries sustained by park visitors. At September 30, 1995 and 1996, respectively, approximately $381,000 and $420,000 is accrued in the accompanying consolidated balance sheets for unsettled claims. Management believes that settlement of any of the liability claims will not have a material adverse effect on the Company's consolidated financial statements.

    The Company is a party to a number of legal actions arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses and/or insurance coverage for those actions where the Company is a defendant and does not believe that their settlement will materially affect the Company's consolidated operations or financial position.

(9) REDEEMABLE PREFERRED STOCK

    On June 18, 1992, the Company, in connection with the repayment of certain debt facilities, issued 3,405 shares of $1 par value preferred stock. The holders of Preferred Stock are entitled to receive

                   STUART AMUSEMENT COMPANY AND SUBSIDIARIES

                       SEPTEMBER 30, 1994, 1995 AND 1996

(9) REDEEMABLE PREFERRED STOCK (CONTINUED) cumulative dividends of $80 per share per year. No dividends on the common stock may be distributed while any shares of the Preferred Stock remain outstanding.

    Holders of Preferred Stock may require the Company to redeem the Preferred Stock at the earlier of five years from the date of issue or the event of a substantial change in ownership as defined, payment in full of the Company's indebtedness to institutional lenders, a default under the Company's new loan agreements, or the failure to pay in full any two or more semiannual dividends. The Company is in compliance with dividend payment requirements as of September 30, 1996. The Company shall redeem the Preferred Stock by issuing a promissory note which will be subordinated to the then existing indebtedness to institutional lenders, but not to exceed $7,000,000, and secured by a junior mortgage and security interest on all assets. The note would be payable over five years in ten equal semi-annual installments, bearing interest at the rate of 9%.

    Provided that no act or condition specified above has occurred, the Company has the right to redeem the Preferred Stock at $1,000 per share at any time up to the fifth anniversary of the issuance of such Preferred Stock. The Company's right of redemption may only be exercised in full.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of financial instruments classified as current assets and current liabilities approximates fair value due to the relatively short maturity of these instruments. The carrying amount of long-term debt approximates fair value due to the interest rate approximating the year end market price for similar debt.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE U.S. UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Additional Information.........................          2
Incorporation of Certain Information by
  Reference....................................          2
Prospectus Summary.............................          3
Risk Factors...................................         13
The Company....................................         17
Use of Proceeds................................         21
Price Range of Common Stock....................         22
Dividend Policy................................         22
Capitalization.................................         23
Selected Historical Financial and Operating
  Data.........................................         24
Unaudited Pro Forma Combined Financial
  Statements...................................         34
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         48
Business.......................................         56
Management.....................................         88
Principal Stockholders.........................         92
Certain Transactions...........................         94
Description of Indebtedness....................         95
Description of Securities......................         97
Underwriting...................................        100
Legal Matters..................................        103
Experts........................................        103
Index to Financial Statements..................        F-1



                                5,000,000 SHARES


                                     [LOGO]

                               PREMIER PARKS INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                                          , 1997

                            ------------------------

                                LEHMAN BROTHERS
                                  FURMAN SELZ
                               SMITH BARNEY INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                                  ALTERNATE PAGE
PROSPECTUS

                 Subject to Completion, dated January 27, 1997



                                                                 [LOGO]
                                5,000,000 SHARES

                               PREMIER PARKS INC.
                                  COMMON STOCK
                               ------------------


    All of the shares of Common Stock offered hereby are being sold by Premier Parks Inc. (the "Company" or "Premier"). Of the 5,000,000 shares of Common Stock offered, 750,000 shares are being offered outside the United States and Canada in an international offering (the "International Offering") by the International Managers and 4,250,000 shares are being offered inside the United States and Canada in a concurrent United States offering (the "U.S. Offering") by the U.S. Underwriters (together with the International Mangers, the "Underwriters"). These offerings are collectively referred to herein as the "Offering." The
Underwriters intend to reserve approximately       shares of Common Stock
(approximately % of the Offering) for sale at the initial public offering price to principal stockholders of the Company or their affiliates. See "Underwriting."



    The Common Stock is quoted on the Nasdaq National Market ("NASDAQ") under
the symbol "PARK." On January   , 1997, the last sales price of the Common
Stock, as reported on NASDAQ, was $     per share. See "Price Range of Common
Stock."



    Concurrently with the Offering, the Company is offering $125 million
aggregate principal amount of    % Senior Notes (the "New Notes") due 2007 (the
"Concurrent Offering" and, together with the Offering, the "Offerings"). Neither the Offering nor the Concurrent Offering is conditioned upon completion of the other. See "Description of Indebtedness -- The New Notes".

                            ------------------------

    See "Risk Factors" beginning on page 13 herein for certain factors that should be considered by prospective investors.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
      SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
       ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                      PRICE TO       UNDERWRITING DISCOUNTS      PROCEEDS TO
                                                       PUBLIC          AND COMMISSIONS(1)        COMPANY (2)
Per Share......................................  $                   $                        $
Total(3).......................................  $                   $                        $

------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company estimated at $620,000.



(3) The Company has granted options to the Underwriters to purchase up to 750,000 additional shares of Common Stock on the same terms and conditions as set forth herein solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."

                            ------------------------

    The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Lehman
Brothers Inc., New York, New York, on or about       , 1997.
                            ------------------------
LEHMAN BROTHERS
                                  FURMAN SELZ
                                                               SMITH BARNEY INC.
           , 1997.

                                                                  ALTERNATE PAGE

 CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-UNITED STATES HOLDERS

    The following is a general summary of certain material United States federal income and estate tax considerations to a Foreign Holder relevant to the ownership and disposition of shares of Common Stock. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury Regulations promulgated thereunder, Internal Revenue Service ("IRS") rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not discuss all the tax consequences that may be relevant to a particular Foreign Holder in light of the holder's particular circumstances and it is not intended to be applicable in all respects to all categories of Foreign Holders, some of whom may be subject to special rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a Foreign Holders' decision to purchase shares of Common Stock.

    As used herein, a "Foreign Holder" means any person who, for United States federal income tax purposes, is neither (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any State or of any of its territories or possessions or (iii) a domestic trust or estate.

    ALL HOLDERS THAT ARE FOREIGN HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

SALE OR EXCHANGE OF COMMON STOCK

    Subject to the discussion of backup withholding below, any capital gain realized upon a sale or exchange of Common Stock by a beneficial owner who is a Foreign Holder ordinarily will not be subject to United States federal income tax unless (i) such gain is effectively connected with a trade or business conducted by such Foreign Holder within the United States (in which case the branch profits tax may also apply if the holder is a foreign corporation), (ii) in the case of a Foreign Holder that is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the sale or exchange and certain other conditions are met or
(iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes and such Foreign Holder has held, directly or constructively, more than 5% of the outstanding Common Stock within the five-year period ending on the date of the sale or exchange, and no treaty exception is applicable.

DIVIDENDS ON COMMON STOCK

    Generally, any dividends paid on Common Stock will be subject to United States federal withholding tax at a rate of 30% of the amount of the dividend, or at a lower applicable treaty rate. However, if the dividend is effectively connected with a United States trade or business of a Foreign Holder, it will be subject to United States federal income tax at ordinary federal income tax rates on a net basis (in which case the branch profits tax may also apply if such holder is a foreign corporation), rather than the 30% withholding tax.

    Under current Treasury Regulations, a holder's status as a non-United States person and eligibility for a tax treaty reduced rate of withholding will be determined by reference to the holder's address and to any outstanding certificates or statements concerning eligibility for a reduced rate of withholding, unless facts and circumstances indicate that reliance is not warranted. However, the IRS has issued Proposed Regulations that, if adopted in final form, would require a non-United States person to provide certifications under penalties of perjury in order to obtain treaty benefits.

                                                                  ALTERNATE PAGE

FEDERAL ESTATE TAXES

    Common Stock that is beneficially owned by an individual who is neither a citizen nor a resident of the United States at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Generally, dividends on Common Stock paid to holders that are Foreign Holders that are subject to the 30% or a reduced treaty rate of United States federal withholding tax will be exempt from backup withholding tax. Otherwise, backup withholding of United States federal income tax at a rate of 31% may apply to dividends paid with respect to Common Stock to holders that are not "exempt recipients" and that fail to provide certain information (including the holder's taxpayer identification number) in the manner required by United States law and applicable regulations.

    Payments of the proceeds from the sale by a holder that is a Foreign Holder of shares of Common Stock made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of shares of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

                                  UNDERWRITING


    Under the terms of and subject to the conditions contained in an underwriting agreement (the "U.S. Underwriting Agreement"), among the Company and each of the underwriters named below (the "U.S. Underwriters"), for whom Lehman Brothers Inc., Furman Selz LLC and Smith Barney Inc. are acting as representatives (the "Representatives"), each of the several U.S. Underwriters has agreed to purchase from the Company, and the Company has agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of such U.S. Underwriter below:


                                                                                   NUMBER OF
U.S. UNDERWRITERS                                                                    SHARES
---------------------------------------------------------------------------------  ----------
Lehman Brothers Inc. ............................................................
Furman Selz LLC .................................................................
Smith Barney Inc. ...............................................................
                                                                                   ----------
    Total........................................................................   4,250,000
                                                                                   ----------
                                                                                   ----------


    Under the terms of and subject to the conditions contained in an underwriting agreement (the "International Underwriting Agreement"), among the Company and each of the international managers named below (the "International Managers"), for whom Lehman Brothers International (Europe), Furman Selz LLC and Smith Barney Inc. are acting as Lead Managers (the "Lead Managers"), each of the several International Managers has agreed to purchase from the Company, and the Company has agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite the name of such International Manager below.


                                                                                     NUMBER OF
INTERNATIONAL MANAGERS                                                                SHARES
----------------------------------------------------------------------------------  -----------
Lehman Brothers International (Europe) ...........................................
Furman Selz LLC ..................................................................
Smith Barney Inc. ................................................................
                                                                                    -----------
    Total.........................................................................     750,000
                                                                                    -----------
                                                                                    -----------


    The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the U.S. Underwriters and the International Managers, respectively, to purchase shares of Common Stock, are subject to the approval of certain legal matters by counsel and to certain other conditions and that if any of the shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreements, must be so purchased. The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of each of the U.S. Offering and the International Offering is conditioned upon the closing of the other.

    The Company has been advised by the Representatives and the Lead Managers that the U.S. Underwriters and the International Managers propose to offer shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the U.S. Underwriters and International Managers) at
such public offering price less a selling concession not to exceed $         per
share. The selected dealers may reallow a concession not to exceed $         per
share. After the initial offering of the Common Stock, the offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the U.S. Underwriters and the International Managers.

    At the request of the Company, the Underwriters intend to reserve approximately 150,000 shares of Common Stock (approximately 4% of the Offering without giving effect to the Underwriters' overallotment options) for sale at the initial public offering price to principal stockholders of the Company or their affiliates. The number of shares available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares of Common Stock that are not so purchased by such persons at the closing of the Offering will be offered to the general public on the same terms as the other shares of Common Stock offered by this Prospectus.

    The U.S. Underwriters and the International Managers have entered into an Agreement Among U.S. Underwriters and International Managers (the "Agreement Among") pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the U.S. Offering, (a) it is not purchasing any of such shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, pursuant to the Agreement Among, each International Manager has agreed that, as part of the distribution of the shares of Common Stock offered in the International Offering, (a) it is not purchasing any of such shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering within the United States or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Among, including: (i) certain purchases and sales between the U.S. Underwriters and the International Managers; (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion; (iii) purchases, offers or sales by a U.S. Underwriter that is also acting as an International Manager or by an International Manager that is also acting as an International Manager or by a International Manager that is also acting as a U.S. Underwriter; and (iv) other transactions specifically approved by the U.S. Underwriters and International Managers. As used herein, "U.S. or Canadian Person" means any resident or citizen of the United States or Canada, any corporation, pension, profit sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than the foreign branch of any United States or Canadian Person), any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of its income, and any United States or Canadian branch of a person other than a United States or Canadian Person. The term "United States" means the United States of America (including, the states thereof and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction. The term "Canada" means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdiction.

    Pursuant to the Agreement Among, sales may be made among the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for Common Stock being sold by the U.S. Underwriters and the International Managers, less an amount not greater than the selling concession unless otherwise determined by mutual agreement. To the extent that there are sales pursuant to the Agreement Among, the number of shares initially available for sale by the U.S. Underwriters and the International Managers may be more or less than the amount specified on the cover page of this Prospectus.

    Each International Manager has represented and agreed that: (i) it has not offered or sold and, prior to the date six months after the date of issue of the shares of Common Stock, will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue or pass on, to any person in the United Kingdom, any document received by it in connection with the issue of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.

    Purchasers of the shares of Common Stock offered pursuant to the Offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.


    Stockholders of the Company, including the directors and executive officers, beneficially owning an aggregate of approximately 6.9 million shares of Common Stock (including shares of Common Stock that may be issued upon the exercise of outstanding options and warrants) have agreed not to, directly or indirectly, offer, sell or otherwise dispose of shares of Common Stock of the Company, or any securities convertible into or exchangeable for or any rights to acquire, Common Stock or other capital stock of the Company for a period of 180 days (90 days in the case of one director, Jack Tyrrell and his affiliates, who own approximately 1.0 million restricted shares under Rule 144) after the date of this Prospectus without the prior written consent of Lehman Brothers on behalf of the Representatives. Except for the Common Stock to be sold in the Offering, the Company has agreed not to offer, sell, contract to sell or otherwise issue any shares of Common Stock or other capital stock or any securities convertible into or exchangeable for, or any rights to acquire, Common Stock or other capital stock, with certain limited exceptions (including certain exceptions for Common Stock or other capital stock issued or sold in connection with acquisitions by the Company including the Riverside Acquisition), prior to the expiration of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers on behalf of the Representatives and the Lead Managers.



    The Company has granted to the U.S. Underwriters and the International Managers options to purchase up to an additional 637,500 and 112,500 shares of Common Stock, respectively, at the initial public offering price to the public, less the underwriting discounts and commissions shown on the cover page of this Prospectus, solely to cover over-allotments, if any. The options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters and the International Managers exercise such options, each of the U.S. Underwriters and the International Managers, as the case may be, will be committed (subject to certain conditions) to purchase a number of additional shares proportionate to such U.S. Underwriter's or International Manager's initial commitment as indicated in the preceding tables.


    The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the U.S. Underwriters and the International Managers may be required to make in respect thereof.

    Lehman Brothers, Inc., Chase Securities Inc., Smith Barney Inc. and Furman Selz LLC are underwriters of the Concurrent Offering and will receive compensation for such services. Lehman Brothers Commercial Paper Inc. is the arranger as well as one of the Company's lenders under the New Credit Facility. If the Concurrent Offering is not consummated, the Company may use a portion of the net proceeds of the Offering to repay borrowings under the Revolving Credit Facility. The Company intends to use a substantial portion of the net proceeds of the Concurrent Offering, if completed, to fully repay borrowings under the New Credit Facility.

    Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), if more than 10% of the net proceeds of a public offering of equity securities are to be paid to members of the NASD that are participating in the offering, or affiliated or associated persons, the price at which the equity securities are distributed to the public must be no higher than that recommended by a

"qualified independent underwriter," as defined in Rule 2720 of the Conduct Rules of the NASD. Because Lehman Commercial Paper Inc., the arranger of, and a lender under, the New Credit Facility and an affiliate of Lehman Brothers Inc., one of the Underwriters of the Offering, may receive more than 10% of the net proceeds of the Offering as a result of the repayment of amounts outstanding under the Revolving Credit Facility, Smith Barney Inc., another Underwriter of the Offering (the "Independent Underwriter"), will act as a qualified independent underwriter in connection with the Offering. The Independent Underwriter in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The Independent Underwriter will not receive any additional fees for serving as a qualified independent underwriter in connection with the Offering. The price at which the Common Stock will be sold to the public will be no higher than the price recommended by the Independent Underwriter.


    Lehman Brothers Inc. acted as the lead manager and Furman Selz LLC as co-manager of the Public Offering and received customary commissions therefor.


    M.M. Warburg & CO Kommanditgesellschaft auf Aktien ("Warburg"), one of the Underwriters in this Offering, is indirectly affiliated with the Company by virtue of its affiliation with Hanseatic, a principal stockholder of the Company. A majority of shares of Hanseatic are held by Wolfgang Traber, who is a member of the supervisory board of Warburg. In addition, two of the four managing partners of Warburg hold approximately 10% and 5% of the capital stock of Hanseatic, respectively.


    In connection with the Offering, certain Underwriters and selling group members (if any), or their respective affiliates who are qualified registered market makers on NASDAQ may engage in passive market making transactions in the Common Stock on NASDAQ in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended, during the two business day period before commencement of offers or sales of the Common Stock offered hereby. Passive market making transactions must comply with applicable volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby and certain legal matters in connection with the Offering will be passed upon for the Company by Baer Marks & Upham LLP, New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters and the International Managers by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. With respect to the unaudited interim financial information of the Company as of and for the nine months ended September 30, 1996, included herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included herein states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

    The consolidated financial statements of Funtime Parks, Inc. at December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Elitch Gardens Company at December 31, 1995 and 1994, and for the year ended December 31, 1995 and the period from May 31, 1994 (date of inception) through December 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to the Company's ability to continue as a going concern) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of The Great Escape as of October 31, 1994 and 1995, and for the years then ended, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of FRE, Inc. (Family Recreational Enterprises, Inc.) as of December 31, 1993, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of Nelson & Company, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Concord Entertainment Company, as of December 31, 1995, and for the year ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of Nelson & Company, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Stuart Amusement Company as of September 30, 1995 and 1996, and for each of the years in the three-year period ended September 30, 1996, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                                                  ALTERNATE PAGE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE INTERNATIONAL MANAGERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Additional Information.........................           2
Incorporation of Certain Information by
  Reference....................................           2
Prospectus Summary.............................           3
Risk Factors...................................          13
The Company....................................          17
Use of Proceeds................................          21
Price Range of Common Stock....................          22
Dividend Policy................................          22
Capitalization.................................          23
Selected Historical Financial and Operating
  Data.........................................          24
Unaudited Pro Forma Combined Financial
  Statements...................................          34
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          48
Business.......................................          56
Management.....................................          88
Principal Stockholders.........................          92
Certain Transactions...........................          94
Description of Indebtedness....................          95
Description of Securities......................          97
Certain United States Federal Tax
  Considerations to non-United States
  Holders......................................         100
Underwriting...................................         102
Legal Matters..................................         105
Experts........................................         105
Index to Financial Statements..................         F-1



                                5,000,000 SHARES


                                     [LOGO]

                               PREMIER PARKS INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                                          , 1997

                            ------------------------

                                LEHMAN BROTHERS
                                  FURMAN SELZ
                               SMITH BARNEY INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses to be borne by the Company in connection with the issuance and distribution of the Common Stock being registered (other than underwriting discounts and commissions). All amounts presented are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.


Securities and Exchange Commission registration fee................  $  56,847
National Association of Securities Dealers, Inc. filing fee........     19,260
Nasdaq National Market filing fee..................................     17,500
Accounting fees and expenses.......................................    100,000
Legal fees and expenses............................................    150,000
Blue Sky fees and expenses.........................................     10,000
Printing and engraving expenses....................................    230,000
Transfer agent and registrar fees..................................     10,000
Miscellaneous......................................................     26,393
                                                                     ---------
Total fees and expenses............................................  $ 620,000


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law which covers the indemnification of directors, officers, employees and agents of a corporation is hereby incorporated herein by reference. Reference is made to Article XXV of registrant's By-Laws which provides for indemnification by the registrant in the manner and to the full extent permitted by Delaware law.

    Reference is also made to Section 8 of the Underwriting Agreement filed as
Exhibit 1(a) to this Registration Statement.

ITEM 16. EXHIBITS.

    See Exhibit Index.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes the following:

        (1) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 27th day of January, 1997.


                                PREMIER PARKS INC.

                                BY:             /S/ KIERAN E. BURKE
                                     -----------------------------------------
                                                  Kieran E. Burke
                                               CHAIRMAN OF THE BOARD
                                            AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this amendment to this registration statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

                                Chairman of the Board and
              *                   Chief Executive Officer
------------------------------    (principal executive        January 27, 1997
       Kieran E. Burke            officer)

              *                 Director, President and
------------------------------    Chief Operating Officer     January 27, 1997
          Gary Story

              *                 Chief Financial Officer and
------------------------------    Director (principal         January 27, 1997
     James F. Dannhauser          financial officer)

              *                 Vice President (principal
------------------------------    accounting officer)         January 27, 1997
       Richard R. Webb

              *                 Director
------------------------------                                January 27, 1997
      Paul A. Biddelman

              *                 Director
------------------------------                                January 27, 1997
      Michael E. Gellert

              *                 Director
------------------------------                                January 27, 1997
         Jack Tyrrell

   *By:       /s/ JAMES M.
           COUGHLIN
------------------------------
      James M. Coughlin
       ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


                                                                                                                   PAGE
                                                                                                                   -----
      (1)  Underwriting Agreements
                 (a)  Form of U.S. Underwriting Agreement among the Registrant, Lehman Brothers Inc., Furman
                      Selz LLC and Smith Barney Inc., as representatives of the several U.S. Underwriters.....
                 (b)  Form of International Underwriting Agreement among the Registrant, Lehman Brothers Inc.,
                      Furman Selz LLC and Smith Barney Inc., as representatives of the several International
                      Underwriters............................................................................
                 (c)  Form of Agreement among U.S. Underwriters and International Managers....................
      (4)  Instruments Defining the Rights of Security Holders, Including Indentures:
                 (a)  Indenture dated as of August 15, 1995, among the Registrant, the subsidiaries of the
                      Registrant named therein and United States Trust Company of New York, as trustee
                      (including the form of the Existing Notes)--incorporated by reference from Exhibit 4(2)
                      to Registrant's Registration Statement on Form S-1 (Reg. No. 33-62225) declared effective on November 9, 1995 (the "Registration Statement")............................
                 (b)  Form of First Supplemental Indenture dated as of November 9, 1995-- incorporated by reference from Exhibit 4(2.1) to the Registration Statement.............................
                 (c)  Purchase Agreement, dated August 10, 1995, among the Registrant, the subsidiaries of the
                      Registrant named therein and Chemical Securities Inc.-- incorporated by reference from
                      Exhibit 4(3) to the Registration Statement..............................................
                 (d)  Exchange and Registration Rights Agreement, dated August 14, 1995, among the Registrant, the subsidiaries of the Registrant named therein and Chemical Securities
                      Inc.--incorporated by reference from Exhibit 4(4) to the Registration Statement.........
                 (e)  Form of Subscription Agreement between the Registrant and each of the purchasers of shares of Preferred Stock--incorporated by reference from Exhibit 4(10) to the
                      Registration Statement..................................................................
                 (f)  Convertible Note Purchase Agreement, dated as of March 3, 1993, between the Registrant and the purchasers named therein (including forms of Senior Subordinated Convertible
                      Note and Registration Rights Agreement)-- incorporated by reference from Exhibit 4(i) to
                      Form 10-K of the Registrant for the year ended December 31, 1993........................
                 (g)  Form of Subscription Agreement, dated October 1992, between the Registrant and certain investors--incorporated by reference from Exhibit 4(a) to the Registrant's Current
                      Report on Form 8-K dated October 30, 1992...............................................
                 (h)  Stock Purchase and Warrant Issuance Agreement, dated October 16, 1989, between the
                      Registrant and Kieran E. Burke--incorporated by reference from Exhibit 4(i) to Form 10-K of Registrant for the year ended December 31, 1989......................................
                 (i)  Warrant, dated October 16, 1989, to purchase 131,728 shares of Common Stock issued by the Registration to Kieran E. Burke--incorporated by reference from Exhibit 4(k) to Form
                      10-K of Registrant for the year ended December 31, 1989.................................
                 (j)  Warrant, dated October 16, 1989, to purchase 93.466 shares of Common Stock issued by the
                      Registrant to Kieran E. Burke--incorporated by reference from Exhibit 4(l) to Form 10-K of Registrant for the year ended December 31, 1989......................................

                                                                                                                   PAGE
                                                                                                                   -----
                 (k)  Form of Common Stock Certificate--incorporated by reference from Exhibit 4(l) to
                      Registrant's Registration Statement on Form S-2 (Reg. No. 333-08281) declared effective on May 28, 1996.........................................................................
                 (l)  Form of Registration Rights Agreement among Registrant, Edward J. Carroll, Jr. and the
                      Carroll Family Limited Partnership--incorporated by reference from Exhibit 4(m) to
                      Registrant's Registration Statement on Form S-2 (Reg. No. 333-16763) filed with the
                      Securities and Exchange Commission on January 22, 1997..................................
                 (m)  Form of Indenture dated as of February 1, 1997, among the Registrant and the Bank of New
                      York, as trustee (including the form of Notes)--incorporated by reference from Exhibit
                      4(l) to Registrant's Registration Statement on Form S-2 (Reg. No. 333-16763) filed with the Securities and Exchange Commission on January 22, 1997..............................
                 (n)  Form of Second Supplemental Indenture dated January 21, 1997--incorporated by reference from Exhibit 4(n) to Registrant's Registration Statement on Form S-2 (Reg. No.
                      333-16763) filed with the Securities and Exchange Commission on January 22, 1997........
      (5)             Opinion of Baer Marks & Upham LLP, including consent....................................
     (10)  Material Contracts:
                 (a)  Agreement of Limited Partnership of 229 East 79th Street Associates LP dated July 24,
                      1987, together with amendments thereto dated, respectively, August 31, 1987, October 31,
                      1987, and December 31, 1987--incorporated by reference from Exhibit 10(i) to Form 10-K of Registrant for the year ended December 31, 1987......................................
                 (b)  Agreement of Limited Partnership of Frontier City Partners Limited Partnership, dated
                      October 18, 1989, between Frontier City Properties, Inc. as general partner, and the
                      Registrant and Frontier City Properties, Inc. as limited partners--incorporated by reference from Exhibit 10(g) to the Registrant's Current Report on Form 8-K dated
                      October 18, 1989........................................................................
                 (c)  Asset Purchase Agreement, dated December 10, 1990, between Registrant and Silver Dollar
                      City, Inc.--incorporated by reference from Exhibit 10(c) to the Registrant's Current
                      Report on Form 8-K dated February 6, 1991...............................................
                 (d)  Asset Purchase Agreement, dated December 16, 1991, among the Registrant, Tierco Maryland
                      Inc., John J. Mason and Stuart A. Bernstein--incorporated by reference from Exhibit
                      10(a) to the Registrant's Current Report on Form 8-K dated January 31, 1992.............
                 (e)  Asset Transfer Agreement, dated as of June 30, 1992, by and among the Registrant, B&E
                      Holding Company and the creditors referred to therein-- incorporated by reference from
                      Exhibit 10(a) to the Registrant's Current Report on Form 8-K dated July 20, 1992........
                 (f)  Purchase Agreement, dated September 30, 1992, among the Registrant, Palma Real Estate
                      Management Company, First Stratford Life Insurance Company and Executive Life Insurance
                      Company--incorporated by reference from Exhibit 2(a) to the Registrant's Current Report on Form 8-K dated September 30, 1992....................................................

                                                                                                                   PAGE
                                                                                                                   -----
                 (g)  Lease Agreement, dated January 18,1993, among Registrant, Frontier City Partners Limited
                      Partnership and Fitraco N.V.--incorporated by reference from Exhibit 10(k) to Form 10-K of Registrant for the year ended December 31, 1992......................................
                 (h)  Lease Agreement, dated January 18, 1993, among Registrant, Tierco Maryland Inc. and
                      Fitraco N.V.--incorporated by reference from Exhibit 10(l) to Form 10-K of Registrant for the year ended December 31, 1992....................................................
                 (i)  Security Agreement and Conditional Sale Contract, between Chance Rides, Inc. and Tierco
                      Maryland, Inc. and Guaranty of Registrant in favor of Chance Rides, Inc.--incorporated by reference from Exhibit 10(m) to Form 10-K of Registrant for the year ended December
                      31, 1992................................................................................
                 (j)  Registrant's 1993 Stock Option and Incentive Plan--incorporated by reference from
                      Exhibit 10(k) to Form 10-K of Registrant for the year ended December 31, 1993...........
                 (k)  Agreement and Plan of Merger, dated as of June 30, 1995 among the Registrant, Premier
                      Parks Acquisition Inc., Funtime parks, Inc. ("Funtime") and its shareholders--incorporated by reference from Exhibit 10(11) to the Registration
                      Statement...............................................................................
                 (l)  Escrow Agreement, dated as of August 15, 1995, among the Registrant, certain shareholders of Funtime and First National Bank of Ohio, Trust Division-- incorporated by reference from Exhibit 10(12) to the Registration Statement..........................
                 (m)  Consulting Agreement, dated as of August 15, 1995, between Registrant and Bruce E.
                      Walborn--incorporated by reference from Exhibit 10(13) to the Registration Statement....
                 (n)  Consulting Agreement, dated as of August 15, 1995, between Registrant and Gaspar C.
                      Lococo--incorporated by reference from Exhibit 10(14) to the Registration Statement.....
                 (o)  Lease Agreement dated December 22, 1995, between Darien Lake Theme Park and Camping
                      Resort, Inc. and The Metropolitan Entertainment Co., Inc.-- incorporated by reference from Exhibit 10(o) to Form 10-K of Registrant for the year ended December 31, 1995......
                 (p)  Asset Purchase Agreement dated August 23, 1996, among the Registrant, a subsidiary of the Registrant, Storytown USA, Inc., Fantasy Riders Corporation and Charles R. Wood.....
                 (q)  Asset Purchase Agreement dated September 23, 1996, among the Registrant, a subsidiary of the Registrant, Elitch Gardens Company, Hensel Phelps Construction Co. and Chilcott
                      Entertainment Company--incorporated by reference from Exhibit 10(a) to the Company's current Report on Form 8-K, dated November 13, 1996.....................................
                 (r)  Asset Purchase Agreement dated as of October 10, 1996, among the Registrant, a subsidiary of the Registrant, FRE, Inc. (Family Recreational Enterprises, Inc.) ("FRE")
                      and the shareholders of FRE listed on the signature page thereof........................

                                                                                                                   PAGE
                                                                                                                   -----
                 (s)  Asset Purchase Agreement dated as of October 10, 1996, among the Registrant, a subsidiary of the Registrant, FRE, Concord Entertainment Company, R&B Entertainment,
                      LLC, the shareholders of FRE listed on the signature page thereof and the members of R&B listed on the signature page thereof....................................................
                 (t)  Credit Agreement, dated October 30, 1996, between the Registrant and Lehman Commercial
                      Paper Inc.--incorporated by reference from Exhibit 10(b) to the Company's Current Report on Form 8-K, dated November 13, 1996....................................................
                 (u)  Consulting and Non-Competition Agreement, dated October 30, 1996, between Registrant and
                      Arnold S. Gurtler.......................................................................
                 (v)  Non-Competition Agreement, dated October 30, 1996, between the Registrant and Ascent
                      Entertainment Group, Inc................................................................
                 (w)  Consulting Agreement dated as of December 4, 1996 between the Registrant and Charles R.
                      Wood--incorporated by reference from Exhibit 10(b) to the Registrant's Current Report on
                      Form 8-K, dated December 13, 1996.......................................................
                 (x)  Non-Competition Agreement dated as of December 4, 1996 between the Registrant and
                      Charles R. Wood--incorporated by reference from Exhibit 10(c) of the Registrant's
                      Current Report on Form 8-K, dated December 13, 1996.....................................
                 (y)  Stock Purchase Agreement dated as of December 4, 1996, among the Registrant, Stuart
                      Amusement Company, Edward J., Carroll, Jr., and The Carroll Family Limited
                      Partnership.............................................................................
     (11)  Statement re computation of per share earnings.....................................................
     (15)  Letter on interim financial information............................................................
     (23)  Consents:
                 (a)  Consent of Baer Marks & Upham LLP (included in Exhibit (5)).............................
                *(b)  Consent of KPMG Peat Marwick LLP........................................................
                *(c)  Consent of KPMG Peat Marwick LLP........................................................
                *(d)  Consent of Ernst & Young LLP............................................................
                *(e)  Consent of Ernst & Young LLP............................................................
                *(f)  Consent of Nelson & Company.............................................................
                *(g)  Consent of Nelson & Company.............................................................
                *(h)  Consent of KPMG Peat Marwick LLP........................................................
     (24)  Power of Attorney..................................................................................


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*   Filed herewith


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